UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For November 30, 2006
Commission File No. 000-29008
CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
(Formerly known as Tramford International Limited)
Room 2413-18, Shui On Centre,
6-8 Harbour Road, Wanchai, Hong Kong
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

China Technology Announces Proposed Annual Meeting of Shareholders and Proposed Fundraising and New Substantial Shareholders
     HONG KONG, November 30, 2006 – China Technology Development Group Corporation (Nasdaq: CTDC) ( “CTDC” or the “Company”) today announced that, on November 27, 2006, the Company’s Board of Directors (the “Board”) convened a meeting attended by all members. The Board reviewed and unanimously agreed that the 2006 Annual General Meeting of the shareholders (the “Annual Meeting”) will be held on December 22, 2006 and the close of business on November 28, 2006, New York time, has been fixed as the record date for the Annual Meeting. The Board also reviewed, approved and proposed for submission to the shareholders during the Annual Meeting, transactions involving the change of substantial shareholders through the sale of outstanding shares (“Sale Shares”) by existing substantial shareholders, and the issuance of new shares (“Subscription Shares”) and warrants (“Warrants”) for the purchase of new shares, by the Company to new investors (the “Proposed Transactions”) as summarized below. All agreements relating to the Proposed Transactions were executed on November 27, 2006 in Hong Kong, by the relevant parties to the Proposed Transactions. The Board expects to despatch printed copies of the notice of Annual Meeting, proxy and shareholders’ circular setting out important and material information relating to the Proposed Transactions, in addition to other matters requiring the approval of the shareholders, to the shareholders of the Company as at the record date, on or about November 30, 2006.
     A full version of the notice of the Annual Meeting and the shareholders’ circular are attached to this Form 6-K together with copies of the executed agreements in connection with the Proposed Transactions. Unless otherwise specified, all capitalized terms shall have the same meaning as defined in the attached shareholders’ circular.
Proposed Transactions
     Subscription of New Shares and Warrants
     The following is a summary of the material terms of the proposed issuance of Subscription Shares and Warrants for the purchase of additional Shares by the Company for subscription by China Biotech Holdings Limited (“China Biotech”), Eastern Ceremony Group Limited (“Eastern Ceremony”) and Harvest Smart (“Harvest Smart”) (each a “Subscriber”, and collectively, the “Subscribers”) and the material provisions of the subscription agreements with the Subscribers (each a “Subscription Agreement” and collectively, the “Subscription Agreements”), the Warrants and registration rights agreements with China Biotech, Eastern Ceremony, Harvest Smart and Beijing Holdings for the registration of certain registrable securities (each a “Registration Rights Agreement” and collectively, the “Registration Rights Agreements”)(collectively, the “Subscription Transaction Documents”). The number of Subscription Shares to be offered is 2,500,000; the subscription price per Share will be US$2.50 per Share; the Warrants will be exercisable for a maximum of up to 3,000,000 Shares; and the Warrant exercise price will be US$5.00 per Share. Assuming full exercise of the Warrants, the number of Subscription Shares and Warrant Shares will constitute approximately 33% of the enlarged share capital of the Company. The Subscribers will be entitled to cause the Company to register the Subscription Shares and Warrant Shares pursuant to separate Registration Rights Agreements with the Company.
     The offer and sale of Subscription Securities by the Company has not been and will not be registered under the Securities Act of 1933, as amended (“Securities Act”). The Subscription Securities will be offered and sold to non — U.S. persons outside of the United States in offshore transactions in reliance upon Regulation S under the

Securities Act. None of the Subscription Securities may be offered or sold in the United States except pursuant to an effective registration or an available exemption from registration under the Securities Act and any applicable state statutes.
     Subscription Transactions
     The Company has entered into separate agreements with each of China Biotech, Eastern Ceremony and Harvest Smart, pursuant to which, subject to approval by shareholders and satisfaction of the other conditions set out therein, the Company will issue a total of 2,500,000 Subscription Shares for cash consideration of US$2.50 per share (“Share Subscription Price”), to China Biotech, Eastern Ceremony and Harvest Smart. China Biotech, Eastern Ceremony and Harvest Smart will subscribe and purchase 1,500,000, 500,000 and 500,000 Subscription Shares, respectively. In addition, each of China Biotech, Eastern Ceremony and Harvest Smart will subscribe for warrants to purchase shares in the amounts of 2,000,000, 500,000 and 500,000 shares, respectively, issuable upon the exercise of the Warrants at an exercise price of US$5.00 per share (“Warrant Shares”). The premium for the Warrants is US$0.01 per Warrant. The Company will receive total cash consideration of US$6,280,000 upon the completion of the Subscription Transactions, of which US$6,250,000 and US$30,000 are proceeds from the subscription of Subscription Shares and Warrants, respectively. The Company will receive a further US$15,000,000 from the Subscribers upon the full exercise of the Warrants.
     In connection with the subscription of the Subscription Shares and Warrants, the Company, China Biotech, Eastern Ceremony and Harvest Smart entered into separate registration rights agreements following the execution of the share sale and purchase agreement, the Placing Agency Agreement and the respective Subscription Agreements. In addition, Beijing Holdings also entered into a separate Registration Rights Agreement with the Company.
     The Share Sale and Purchase Agreement, the Placing Agency Agreement and the Subscription Agreements between the Company and each of Eastern Ceremony and Harvest Smart will be completed concurrently within ten (10) business days following the 2006 Annual Meeting of the shareholders of the Company. Subject to satisfaction of the conditions precedent, the Subscription Agreement between the Company and China Biotech will be completed within sixty (60) days from the completion of the Share Sale and Purchase Agreement, the Placing Agency Agreement and the Subscription Agreements between the Company and each of Eastern Ceremony and Harvest Smart.
     The obligations of Eastern Ceremony and Harvest Smart to complete the transactions under their respective Subscription Agreements are subject to the concurrent completion of the other party’s Subscription Agreement. In addition, the obligations of Eastern Ceremony and Harvest Smart to complete the transactions under their respective Subscription Agreements are also subject to the concurrent completion of the Share Sale and Purchase Agreement and the Placing Agency Agreement (as discussed in Proposal 3 of the Shareholders’ Circular attached below).
     At the recommendation of the Board of Directors, a special committee consisting entirely of independent directors (“Special Committee”), and acting on behalf of the Company and the unaffiliated Shareholders, reviewed the proposed terms of the Subscription Transactions and the Subscription Agreements with the assistance of its own independent financial advisor, Altus Capital Limited (“Altus” or “Independent Financial Advisor”).
     The Special Committee is of the view that: i) the terms of the Subscription Agreements and the issue of the Subscription Shares and Warrants, (ii) the Subscription Price per Share of US$2.50, and (iii) the Warrant exercise price of US$5.00 per Warrant Share, each as reflected in the Subscription Agreements and the Warrant Certificates, are fair and reasonable to the Company and the unaffiliated Shareholders; and entering into the Subscription

Agreements and the Subscription Transactions contemplated therein is in the best interests of the Company and the unaffiliated Shareholders. The Special Committee therefore resolved to recommend to the Board of Directors and the shareholders that the Subscription Agreements and the Subscription Transactions contemplated in the shareholders’ circular should be approved. The Special Committee’s recommendation is supported by a fairness opinion issued by Independent Financial Advisor. A copy of the fairness opinion is included in the attached shareholders’ circular.
     Sale of Shares by Certain Shareholders
     Beijing Holdings, China Internet, CMEC and Perfect Capital (collectively, “Vendors”), all of which are current shareholders of the Company, have entered into a sale and purchase agreement (“Share Sale and Purchase Agreement”) and a placing agency agreement (“Placing Agency Agreement”) with China Biotech and China Merchants Securities, respectively, for the sale of outstanding Shares. The sale of Sale Shares will be conducted pursuant to two separate agreements. Beijing Holdings entered into a Share Sale and Purchase Agreement with China Biotech on November 27, 2006, for the sale and purchase of 2,000,000 Shares of the Company (“SPA Sale Shares”). Beijing Holdings, China Internet, CMEC and Perfect Capital entered into a Placing Agency Agreement with China Merchants Securities (HK) Co. Ltd. (“China Merchants Securities”) on November 27, 2006, appointing China Merchants Securities as the placing agent to assist in the placing of 4,250,000 Shares of the Company (“Placing Sale Shares”) by way of private placement to certain investors (SPA Sale Shares and Placing Sale Shares, collectively, “Sale Shares”).
     The Sale Shares will be sold in offshore transactions that have not been and will not be registered under the Securities Act. The Sale Shares will be sold to non — U.S. persons outside of the United States in offshore transactions in reliance upon Regulation S under the Securities Act. None of the Sale Shares may be offered or sold in the United States absent an effective registration or under available exemptions from registration under the Securities Act and any applicable state statutes.
     Share Sale and Purchase Transaction
     Beijing Holdings and China Biotech entered into a Share Sale and Purchase Agreement on November 27, 2006 pursuant to which Beijing Holdings will sell and China Biotech will purchase for cash a total of 2,000,000 Shares of the issued and outstanding Shares of the Company from Beijing Holdings at a price per Share of US$2.50. Beijing Holdings will receive cash consideration of US$5,000,000 upon the completion of the Share Sale and Purchase Agreement. The completion of the Share Sale and Purchase Agreement will occur not later than 10 business days following the 2006 Annual Meeting of the Shareholders of the Company (or such other date as may be agreed in writing between the Beijing Holdings and China Biotech), and satisfaction of all other conditions precedent, which are further summarized in Proposal 3 of the Shareholders’ Circular attached below.
     Placing Transaction
     In addition to the Share Sale and Purchase Agreement, Beijing Holdings, together with China Internet, CMEC and Perfect Capital (each individually, a “Vendor”, and collectively, “Vendors”) entered into a Placing Agency Agreement with China Merchants Securities on November 27, 2006, appointing China Merchants Securities as the placing agent to assist in the placing of 4,250,000 Shares of the issued and outstanding Shares of the Company by way of private placement to certain investors at a price per Share of US$2.50. Beijing Holdings, China Internet, CMEC and Perfect Capital will collectively receive US$10,625,000 upon the completion of the Placing. The completion of the Placing Agency Agreement will occur not later than 10 business days following the 2006 Annual

Meeting of the Shareholders of the Company (or such other date as may be agreed in writing between the Vendors and China Merchants Securities), and satisfaction of all other conditions precedent, which are further summarized in Proposal 3 of the Shareholders’ Circular attached below. Pursuant to the Placing Agency Agreement, the placing agent will receive 1% of the Placing proceeds in US dollars as placing commission.
     About CTDC:
     CTDC is engaged in information network security and nutraceutical business in the People’s Republic of China. CTDC’s existing major shareholder is Beijing Holdings Limited, a conglomerate with over $3 billion in total assets beneficially owned by the Beijing People’s Municipal Government. For more information, please visit our website at www.chinactdc.com.
Forward-Looking Statement Disclosure
     This press release of the Company, which is a foreign private issuer, on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “expects”, “intends”, “may”, “plans”, “potential”, “predict”, “should”, or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, level of activity, performance or achievements to be materially different from any future results, level of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, level of activity, performance or achievements. The Company’s expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to conform these statements to actual results, unless required by law.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Technology Development Group Corporation

By:	/s/ Michael Siu
Name:	Michael Siu
Title:	Executive Director, Chief Financial Officer and Company Secretary
Date: November 30, 2006

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
Room 2413-18, Shui On Centre, 8 Harbour Road, Hong Kong
November 28, 2006
To the Shareholders of China Technology Development Group Corporation:
     You are cordially invited to attend the 2006 Annual Meeting of Shareholders (the “Annual Meeting”) of China Technology Development Group Corporation (“we”, “CTDC” or the “Company”) to be held at the Company’s offices located at Room 2413-18, Shui On Centre, 8 Harbour Road, Wanchai, Hong Kong on December 22, 2006 at 10:00 a.m., Hong Kong time. The matters to be acted upon at the Annual Meeting are set forth and described in the Notice of 2006 Annual Meeting and Shareholders’ Circular which are attached hereto. We request you to read all of them carefully.
     We hope that you will attend the Annual Meeting. However, if you are not able to attend the Annual Meeting, we urge you to sign, date and return the enclosed Proxy Card in the enclosed postage prepaid envelope. You may, of course, attend the Annual Meeting and vote in person even if you have signed and returned your Proxy Card to us.

Sincerely,

Michael Siu
Company Secretary
IT IS IMPORTANT THAT YOU VOTE, SIGN AND RETURN
THE ACCOMPANYING PROXY CARD AS SOON AS POSSIBLE

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
Room 2413-18, Shui On Centre, 8 Harbour Road, Wanchai, Hong Kong
NOTICE OF 2006 ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 22, 2006
To the Shareholders of China Technology Development Group Corporation:
     NOTICE IS HEREBY GIVEN that the 2006 Annual Meeting of Shareholders (the “Annual Meeting”) of China Technology Development Group Corporation (“we”, “CTDC” or the “Company”) will be held at Room 2413-18, Shui On Centre, 8 Harbour Road, Wanchai, Hong Kong, December 22, 2006 at 10:00 a.m., Hong Kong time, to consider and act upon the matters set out below. Resolutions of the Shareholders may be approved by either an ordinary resolution (“Ordinary Resolution”) or a special resolution (“Special Resolution”). In the case of an Ordinary Resolution, a simple majority and in the case of a Special Resolution not less than 75% of the votes of the Shares entitled to vote thereon which were present at the Annual Meeting and were voted and not abstained, are required for the approval of the resolutions. The following resolutions numbered 1, 3 and 6 shall be approved by Ordinary Resolutions of the Shareholders, and resolutions numbered 2, 4 and 5 shall be approved by Special Resolutions of the Shareholders:
1.	To re-elect 11 directors to serve until the end of the next annual meeting of Shareholders and until their respective successors are elected and qualified;

2.	To approve the issuance of 2,500,000 new shares of US$0.01 par value (“Shares”) (“Subscription Shares”) and 3,000,000 warrants (“Warrants”) (collectively, “Subscription Securities”) by the Company for subscription by China Biotech Holdings Limited (“China Biotech”), Eastern Ceremony Group Limited (“Eastern Ceremony”) and Harvest Smart Overseas Limited (“Harvest Smart”) through private placement pursuant and subject to the terms of the subscription agreements attached to the Shareholders’ Circular as Annex 2 accompanying this Notice (“Subscription Agreements”);

3.	To approve the sale of 6,250,000 Shares (“Sale Shares”) by Beijing Holdings Limited (“Beijing Holdings”), China Internet Technology Co. Ltd. (“China Internet”), CMEC Ceramics Holdings Limited (“CMEC”) and Perfect Capital Holdings Limited (“Perfect Capital”), to China Biotech and certain third party investors, pursuant and subject to the terms of the share sale and purchase agreement (“Share Sale and Purchase Agreement”) and the placing agency agreement (“Placing Agency Agreement”), and to ratify, confirm and where appropriate, approve all prospective and past transfers of Shares in accordance with the requirements of the Company’s Memorandum and Articles of Association;

4.	To consider and approve the Amended and Restated Memorandum and Articles of Association as set out in the Shareholders’ Circular accompanying this Notice;

5.	To consider and approve the 2006 Stock Option Plan;

6.	To approve the appointment of Friedman LLP as the Independent Registered Public Accounting Firm for the Company for the fiscal year ending December 31, 2006; and

7.	To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.
     Information regarding the matters to be considered, and if thought appropriate, acted upon at the Annual Meeting is contained in the accompanying Shareholders’ Circular.
     The close of business on November 28, 2006, New York time, has been fixed as the record date for the determination of Shareholders entitled to receive the notice of and vote at the Annual Meeting or any adjournments thereof.
     All Shareholders are cordially invited to attend the Annual Meeting. Whether or not you expect to attend, you are respectfully requested by the Board of Directors to sign, date and return the enclosed proxy card promptly. Shareholders who execute proxy cards retain the right to revoke them at any time prior to the voting thereof. A return envelope which requires no postage if mailed in the United States is enclosed for your convenience.

By Order of the Board of Directors

Michael Siu
Company Secretary
November 28, 2006

		Page No.
PROPOSAL 3	APPROVAL OF THE SALE OF SHARES BY BEIJING HOLDINGS, CHINA INTERNET, CMEC AND PERFECT CAPITAL TO CHINA BIOTECH AND CERTAIN OTHER INVESTORS, AND OF PROSPECTIVE AND PAST TRANSFERS OF SHARES IN ACCORDANCE WITH THE REQUIREMENTS OF THE COMPANY’S MEMORANDUM AND ARTICLES OF ASSOCIATION	39

Share Sale and Purchase Transaction		39
Placing Transaction		40
Summary of Major Terms of the Share Sale and Purchase Agreement		40
Summary of Major Terms of the Placing Agency Agreement		42

BENEFICIAL OWNERSHIP OF SHARES OF CTDC BEFORE AND AFTER THE COMPLETION OF THE SUBSCRIPTION OF SUBSCRIPTION SECURITIES AND THE SALE OF SALE SHARES		45

PROPOSAL 4	APPROVAL OF AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION	46

PROPOSAL 5	APPROVAL OF THE COMPANY’S 2006 STOCK OPTION PLAN	54

PROPOSAL 6	APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	58

Annex 1	Fairness Opinion of the Independent Financial Advisor	62

Annex 2	Subscription Agreements	71

Annex 3	Registration Rights Agreements	213

Annex 4	Share Sale and Purchase Agreement	288

Annex 5	Placing Agency Agreement	321

Annex 6	Proposal of the Resolution to be Considered at the Annual Meeting Proposing to adopt the Amended and Restated Memorandum and Articles of Association of the Company	358

Annex 6.1	The Amended and Restated Memorandum and Articles of Association	359

Annex 7	Introduction on Friedman LLP	383

It is important that your shares be represented at the Annual Meeting. Each Shareholder is urged to sign date and return the enclosed proxy card which is being solicited on behalf of the Board of Directors. An envelope addressed to the Company’s transfer agent is enclosed for that purpose and needs no postage if mailed in the United States.
The Company is a foreign private issuer and is not subject to the proxy rules under Section 14 of the U.S. Securities Exchange Act of 1934, as amended. Accordingly, this Shareholders’ Circular and its content have not been reviewed or approved by the U.S. Securities and Exchange Commission, any state securities regulatory authority or NASDAQ.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
Room 2413-18, Shui On Centre, 8 Harbour Road, Wanchai, Hong Kong
SHAREHOLDERS’ CIRCULAR
2006 ANNUAL MEETING OF SHAREHOLDERS
     This Shareholders’ Circular (the “Shareholders’ Circular”) is furnished to holders (the “Shareholders”) of the common stock at par value of US$0.01 each ( “Shares”) of China Technology Development Group Corporation (“we”, “CTDC” or the “Company”) in connection with the solicitation by and on behalf of its Board of Directors of proxy cards (“Proxy” or “Proxies”) for use at the 2006 Annual Meeting of Shareholders (the “Annual Meeting”) to be held on December 22, 2006 at 10:00 a.m. (Hong Kong time), at Room 2413-18, Shui On Centre, 8 Harbour Road, Wanchai, Hong Kong, and at any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of 2006 Annual Meeting of Shareholders (the “Notice”). The cost of preparing, assembling and mailing the Notice, this Shareholders’ Circular and Proxies is borne by the Company. The Company will also reimburse brokers who are holders of record of Shares for their expenses in forwarding Proxies and Proxy soliciting materials to the beneficial owners of such Shares. In addition to the use of mails, Proxies may be solicited without extra compensation by directors, officers and employees of the Company by telephone, telecopy, telegraph or personal interview. The approximate mailing date of this Shareholders’ Circular is November 30, 2006.
     Unless otherwise specified, all proxies, in proper form, received before the time of the Annual Meeting will be voted for the re-election of all persons named herein as directors and in favor of each of the proposals set forth in the accompanying Notice as described below.
     A Proxy may be revoked by a Shareholder at any time before its exercise by filing with Michael Siu, the Company Secretary of the Company, at the address set forth above, an instrument of revocation or a duly executed proxy bearing a later date, or by attendance at the Annual Meeting and electing to vote in person. Attendance at the Annual Meeting will not, in and of itself, constitute the revocation of a Proxy.
     The close of business on November 28, 2006, New York time, has been fixed by the Board of Directors as the record date (the “Record Date”) for the determination of Shareholders entitled to receive notice of and to vote at the Annual Meeting and any adjournment thereof.

VOTING SECURITIES
     Only holders of Shares of record at the close of business on November 28, 2006 are entitled to vote at the Annual Meeting. On the record date, the Company had 11,309,497 outstanding Shares at par value of US$0.01 each, the Company’s only outstanding voting securities. For the purposes of voting at the Annual Meeting, each Share entitles its holder to one vote upon all matters to be acted upon at the Annual Meeting.
     Pursuant to the Company’s existing Memorandum and Articles of Association, an Annual Meeting is duly constituted if, at the commencement of the Meeting, there are present in person or by proxy not less than 33.33% of the votes of the Shares entitled to vote on resolutions of Shareholders to be considered at the Annual Meeting. Resolutions of the Shareholders may be approved by either an ordinary resolution (“Ordinary Resolution”) or a special resolution (“Special Resolution”). In the case of an Ordinary Resolution, a simple majority and in the case of a Special Resolution not less than 75% of the votes of the Shares entitled to vote thereon which were present at the Annual Meeting and were voted and not abstained, are required for the approval of the resolutions.
     We set out below the approval requirements for each of the proposed resolutions:
1.	The election of directors requires the approval of the Shareholders by an Ordinary Resolution;

2.	The issuance of the Subscription Securities by the Company for subscription by China Biotech, Eastern Ceremony and Harvest Smart through private placement pursuant and subject to the terms of the Subscription Agreements requires the approval of the Shareholders by a Special Resolution;

3.	The sale of Sale Shares by Beijing Holdings, China Internet, CMEC and Perfect Capital, to China Biotech and certain other investors, pursuant and subject to the terms of the Share Sale and Purchase Agreement and the Placing Agency Agreement, and the ratification, confirmation and where appropriate, approval for all prospective and past transfers of Shares require the approval of the Shareholders by an Ordinary Resolution;

4.	The adoption by the Company of the Amended and Restated Memorandum and Articles of Association requires the approval of the Shareholders by a Special Resolution;

5.	The approval and adoption of the 2006 Stock Option Plan requires the approval of the Shareholders by a Special Resolution;

6.	The appointment of Friedman LLP, independent certified public accountants, as our Independent Registered Public Accounting Firm for fiscal year ending December 31, 2006 requires the approval of the Shareholders by an Ordinary Resolution.
     Beijing Holdings, China Internet, CMEC and Perfect Capital in their capacities as Shareholders, will be entitled to vote on Proposals 2 and 3 despite being interested parties.
     Abstentions and broker non-votes in respect of any matter are not considered as votes cast and therefore do not have any effect for the purpose of determining whether a proposal has been approved.

PRINCIPAL SHAREHOLDERS
     The following table sets forth, as of November 28, 2006, certain information concerning the beneficial ownership of the Shares by (i) each Shareholder known by the Company to own beneficially five percent (5%) or more of the outstanding Shares; and (ii) each director and executive officer of the Company, and their percentage ownership and voting power.

	Shares Beneficially	Percent of Shares
Name and Address of Beneficial Owner (1)	Owned (2)	Beneficially Owned (2)
Shareholders known by the Company to own beneficially five percent or more of the outstanding Shares:

Beijing Holdings	5,248,730	46.41%
Room 4301, Central Plaza, 18 Harbour Road Wanchai, Hong Kong

China Internet	1,186,441	10.49%
Trident Chambers, P.O. Box 146, Road Town, Tortola, BVI

CMEC	974,576	8.62%
Akara Building, 24 Des Castro Street, Wiekhams Cay I, Road Town, Tortola, BVI

Perfect Capital	849,576	7.51%
Offshore Incorporations Limited, P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, BVI

	Shares Beneficially	Percent of Shares
Name and Address of Beneficial Owner (1)	Owned (2)	Beneficially Owned (2)
Directors and officers of the Company:

Changshan Zhao (3)	95,000	*	*
Xu Qian (3)	75,000	*	*
Alan Li	75,000	*	*
Michael Siu (3)	55,000	*	*
Ju Zhang	10,000	*	*
Peter Fu	10,000	*	*
L C Wan	10,000	*	*
Meng Wan	10,000	*	*
Weidong Wang	10,000	*	*
Yezhong Ni	10,000	*	*
Xinping Shi	10,000	*	*
Zhenwei Lu	40,000	*	*

All directors and executive officers of the Company as a group (3)	410,000	3.63%

**	Less than one percent.
(1)	Unless otherwise indicated, the address of each individual is c/o China Technology Development Group Corporation 2413-18, Shui On Centre, 8 Harbour Road, Wanchai, Hong Kong.

(2)	In computing the number of Shares beneficially owned by a person and the percentage ownership of a person, Shares subject to options held by that person that are currently exercisable or exercisable within 60 days are deemed outstanding. Such Shares however, are not deemed outstanding for purposes of computing the percentage ownership of each other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Shares of which they are the holders.

(3)	Mr. Changshan Zhao is the Chairman of the Board of Directors. Mr. Zhao is also the Vice Chairman of the board of directors and General Manager of Beijing Holdings. Mr. Xu Qian is the Chief Executive Officer and executive director of the Company. Mr. Qian is also the Deputy General Manager and the Chief Financial Officer of Beijing Holdings. Mr. Michael Siu is the Chief Financial Officer, Company Secretary and executive director of the Company. Mr. Siu is also the Finance and Audit Manager of Beijing Holdings. Mr. Zhao, Mr. Qian and Mr. Siu hereby disclaim any interest in Shares beneficially owned by Beijing Holdings.

PROPOSAL 1
Election of Directors
     The Board of Directors nominates the following individuals for election and proposes that such nominees shall be elected to the Board of Directors at this Annual Meeting:

•	Changshan Zhao

•	Xu Qian

•	Alan Li

•	Ju Zhang

•	Michael Siu
•	Peter Fu

•	L C Wan

•	Meng Wan

•	Yezhong Ni

•	Weidong Wang

•	Xinping Shi

     (each, a “Nominee” and collectively, the “Nominees”)
     Our Board of Directors is currently comprised of eleven (11) members who are not divided into groups. Each director elected at the Annual Meeting will serve until the next annual meeting of Shareholders and until their respective successors are elected and qualified, provided, however, that if the Amended and Restated Memorandum and Articles of Association as set out in Proposal 4 of this Shareholders’ Circular are approved and adopted by the Shareholders at the Annual Meeting, the Board of Directors will be subject to a retirement by rotation scheme, and will for such purpose, be divided into three groups, such that the terms of four directors, four directors and three directors, respectively will end at our annual meetings of Shareholders in 2007, 2008 or 2009, respectively, depending on the groups to which each such director belongs. Thereafter, the term of each director will be three years. Please see the discussion on the Amended and Restated Memorandum and Articles of Association as set out in Proposal 4 of this Shareholders’ Circular for more information about the proposal for retirement by rotation of the Board of Directors.
     The Nominating Committee is responsible for the nomination of candidates to serve on the Board of Directors. The Nominating Committee currently comprises three independent directors, Mr. Meng Wan, Mr. Weidong Wang and Dr. Xinping Shi, all of whom satisfy the independence requirements under Rule 10A-3 under the Securities Exchange Act of 1934, as amended (“Exchange Act”) and Rule 4350 of the NASDAQ Stock Market Marketplace Rules (“Marketplace Rule”).
     The Nominating Committee was established pursuant to a Board resolution adopted on July 28, 2005 granting it the authority to (i) identify qualified individuals to become Board members, consultants and officers of the Company, (ii) recommend to the Board candidates to fill Board vacancies and newly-created director positions, (iii) recommend whether incumbent directors should be nominated for re-election to the Board upon the expiration of their term, and (iv) oversee the evaluation of the Board’s performance. Members of the Nominating Committee have considered the Nominees for the Board of Directors and have resolved by a written resolution to recommend the Nominees identified above for election to the Board of Directors at this Annual Meeting.

     Unless otherwise directed, the persons named in the Proxy intend to cast all Proxies received for the election of each Nominee to serve as directors upon his nomination at the Annual Meeting. Each Nominee has advised the Company of his willingness to serve on the Board of Directors as a director of the Company if he is re-elected at the Annual Meeting. Should any Nominee become unavailable for election to the Board of Directors for any reason, the persons named in the Proxies shall have discretionary authority to vote the Proxies for one or more alternative Nominees who will be designated by the Board of Directors. The executive officers of the Company appointed by the Board of Directors at the first meeting after each annual meeting of the Company’s Shareholders shall hold office pursuant to their terms of employment subject to the discretion of the Board of Directors.
     Mr. Peter Fu, Mr. L C Wan, Mr. Meng Wan, Mr. Yezhong Ni, Mr. Weidong Wang and Dr. Xinping Shi are independent directors, each of whom satisfies the independence requirements of Marketplace Rule 4350 and Rule 10A-3 under the Exchange Act. If they are re-elected, they will become members of the Audit Committee, Compensation Committee and Nominating Committee of the Company. Mr. L C Wan will also become the financial expert of the Audit Committee.
     The Board of Directors has the power under the Company’s existing Articles of Association to remove or appoint any person to be a director to fill a vacancy on the Board of Directors provided that such appointment shall terminate at the next annual general meeting of Shareholders. Please refer to Proposal 3 “– Summary of Major Terms of the Share Sale and Purchase Agreement – Prospective Changes in Composition of the Board of Directors” for more information on prospective changes of directors.

Information about Directors and Nominees
     Each director currently serving on the Board of Directors is a Nominee. Set forth below is certain information with respect to each director:

Name	Age	Current Positions	Positions Nominated
Changshan Zhao	41	Chairman of the Board	Chairman of the Board
		and executive director	and executive director

Xu Qian	43	Chief Executive Officer	Chief Executive Officer
		and executive director	and executive director

Alan Li	39	Co-Chief Executive Officer	Co-Chief Executive Officer
		and executive director	and executive director

Ju Zhang	44	Executive director	Executive director

Michael Siu	38	Chief Financial Officer,	Chief Financial Officer,
		Company Secretary	Company Secretary
		and executive director	and executive director

Peter Fu (a)(b)	51	Independent director	Independent director

L C Wan (a)(b)	45	Independent director	Independent director

Meng Wan (c)	42	Independent director	Independent director

Yezhong Ni (a)(b)	37	Independent director	Independent director

Weidong Wang (c)	40	Independent director	Independent director

Xinping Shi (c)	48	Independent director	Independent director

(a)	Member of the Audit Committee

(b)	Member of the Compensation Committee

(c)	Member of the Nominating Committee
     Mr. Changshan Zhao, aged 41, has held the position as the Chairman of the Board since February 8, 2005. He is also the Vice-Chairman and General Manager of Beijing Holdings. Mr. Zhao obtained his masters degree in Business Administration in the Guanghua School of Management of the Peking University. He was appointed the Vice-Chairman and General Manager of Beijing Holdings in November 2003. Prior thereto, he was a senior officer of the Beijing People’s Municipal Government (“BPMG”).

     Mr. Xu Qian, aged 43, has held the positions of Chief Executive Officer and executive director of the Company since March 29, 2005. Mr. Qian graduated from the Economics and Management School of the Beijing Industrial University with a bachelors degree in Economics in 1986. From 1986 to 1993, he worked as an economic analyst in the Statistics Bureau of the BPMG. From 1993 to 1996, he worked as an independent auditor in Hong Kong and from 1996 to 1998, he worked as the Project Chief Financial Officer of TA Orient Telecommunication Co., Ltd. Since 1998, he worked as the Finance Manager of Beijing Holdings and was promoted to the Chief Financial Officer of Beijing Holdings in March 2005. Mr. Qian has extensive experience in mergers and acquisitions, corporate restructuring and financial management.
     Mr. Alan Li, aged 39, has held the positions of Co-Chief Executive Officer (Greater China) and executive director of the Company since May 24, 2005. Mr. Li obtained his masters degree in Business Administration from Murdoch University, Australia. From 2003 until he joined the Company, Mr. Li was also an Executive Director of Sheung Tai Investment Limited, a company engaged in investment and mergers and acquisitions of hospitals and large pharmaceuticals factories in China. From 2000 to 2002, Mr. Li had been the Executive Director and Vice President of Linchest Technology Ltd. Mr. Li has considerable experience in overseas listing of Chinese companies. Mr. Li is currently responsible for business development, mergers and acquisition and capital market development of the Company in the Greater China Region.
     Mr. Ju Zhang, aged 44, has held the position of executive director of the Company since May 24, 2005. Mr. Zhang obtained his masters degree from the Chinese Academy of Social Sciences in Philosophy and a bachelors degree from Tsinghua University in Energy Engineering. He was the Deputy Chairman and General Manager of China Merchants Technology Holdings Co. Ltd. (“CMTH”), a wholly owned subsidiary of the China Merchant Group, one of the largest state-owned enterprises directly under the administration of the China State Council and have significant business operations across Hong Kong and China in real estate, energy, logistics, technology, ports, highways, and industrial zones. Mr. Zhang was also the Associate Professor of Chinese Academy of Medical Sciences and Peking Union Medical College, the Assistant Director of Department of Research in National Committee of Science and Technology and Department of Research in Chinese Ministry of Science and Technology.
     Mr. Michael Siu, aged 38, has held the position of executive director of the Company since February 8, 2005 and has served as the Chief Financial Officer and Company Secretary of the Company since September 1997. He is also the Finance and Audit Manager of Beijing Holdings. He is currently a fellow member of the Association of Chartered Certified Accountants and associate member of the Hong Kong Institute of Certified Public Accountants.
     Mr. Peter Fu, aged 51, has held the positions of independent director and member of the Company’s Audit Committee since April 5, 2005 and the position of member of the Company’s Compensation Committee since May 24, 2005. Mr. Fu began his career in the finance industry in 1978 after his graduation from Wharton School, University of Pennsylvania. Mr. Fu held senior sales positions in major investment banks including HG Asia, Citicorp Vickers and Barings Securities in Hong Kong. For the ten years between late 1991 and early 2001, Mr. Fu was one of the senior executives of the Peregrine Group in Hong Kong, which operates currently under the name of BNP Paribas Peregrine. From 2003 to 2005, he was the head of the corporate finance team of the Kim Eng Group focusing on Hong Kong and China business. Mr. Fu currently serves as the senior advisor of the Goldbond Group, one of the leading investment banks in Asia.

     Mr. L C Wan, aged 45, has held the positions of independent director and member and the financial expert of the Audit Committee of the Company since March 24, 2005 and the position of member of the Company’s Compensation Committee since May 24, 2005. Mr. Wan graduated from the Coventry Polytechnic with a master degree in 1988. He is a fellow member of the Association of Chartered Certified Accountants and an associate member of the Hong Kong Institute of Certified Public Accountants. Prior to his service with the Company, he was the General Manager in Finance and Administration of the China Digital satNet Limited and the Project Financial Controller of the C.P. Pokphand Co. Ltd. Mr. Wan has extensive and valuable experience in financial management.
     Mr. Meng Wan, aged 42, has held the position of independent director of the Company since May 24, 2005 and the position of member of the Company’s Nominating Committee since July 28, 2005. Mr. Wan was the Dean of Laws of the Beijing Foreign Studies University, an Arbitrator of the China International Economic and Trade Arbitration Commission and China Maritime Arbitration Commission and a member of The World Jurist Association. Mr. Wan received his doctorate and master of laws degrees from Wuhan University Law School, and he taught as a guest professor at Wuhan University and at Zhongnan University of Economics and Law. He also was a senior research fellow at the London Institute of International Banking and Finance. Mr. Wan specializes in corporate law and is a former President and Chief Justice of the Wuhan Maritime Court and Chief Judge of the Economic Division of the Hubei High Court.
     Mr. Yezhong Ni, aged 37, has held the positions of independent director and a member of the Audit Committee of the Company since April 28, 2005 and the position of member of the Company’s Compensation Committee since May 24, 2005. Mr. Ni was a partner of the Kingson Law Firm, one of the top law firms in China. He graduated from the Law School of the Peking University in 1990 and was experienced in legal services for bankruptcy, derivatives and financial instruments.
     Mr. Weidong Wang, aged 40, has held the positions of independent director and member of the Nominating Committee of the Company since July 28, 2005. Mr. Wang was the Business Representative of Henan Province in Australia from February 1990 to June 1991 and the Business Director of China National Cereals, Oils & Foodstuffs Import & Export Corporation from 1991 to 2000. Since March 2000, Mr. Wang has been the Deputy General Manager of Ceroilfood Enterprises Limited, one of the foreign offices of China Business Bureau, and is in charge of overseas business development and management. Mr. Wang has ample experience in national cereals, oils and foodstuffs import and export industry and has extensive access to global sale channels. He was awarded the qualification of International Business Engineer in China in 1994, and obtained his masters degree in Public Finance from the Tianjin University of Finance & Economics in 1999 and his MBA degree in 2000 from Murdoch University, Australia.

     Dr. Xinping Shi, aged 48, has held the positions of independent director and member of the Nominating Committee of the Company since July 28, 2005. Dr. Shi was a Director of Logistics Management Research Centre of the Hong Kong Baptist University, Coordinator of the focused research area of Logistics and Supply Chain Management of the School of Business of the University and Associate Professor of the Department of Finance and Decision Sciences of the University. Dr. Shi served as the Independent Director of China Merchants Shekou Holdings Company Limited, a company listed on the Shenzhen Stock Exchange, the Director of Weboptimal International Limited, a management consulting firm, Guest Professor of the College of Logistic, the Beijing Normal University and Advisor of the Chamber of Hong Kong Logistics. Dr. Shi obtained his doctorate degree and masters degree in Business Administration from Middlesex University and Lancaster University, UK respectively and the bachelor of science degree from North-Western Polytechnic University, Xi’an, China.
     THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” OF THE INDIVIDUAL RESOLUTION WITH RESPECT TO THE RE-ELECTION BY ORDINARY RESOLUTION OF EACH OF THE ABOVE NOMINEES.

THE BOARD OF DIRECTORS
Directors
     The Board of Directors currently consists of 11 directors. See “Information about Directors and Nominees”.
Meetings of the Board
     The Board of Directors met seventeen (17) times during the year ended December 31, 2005, and each incumbent director attended all meetings of our Board of Directors. We do not have a policy with regard to Board members’ attendance at annual meetings of Shareholders.
Communications with the Board of Directors
     The Board of Directors maintains a process whereby Shareholders may communicate with the Board. Shareholders wishing to communicate with the Board or any individual director should mail a communication addressed to the Board or the individual director to the Board of Directors, c/o China Technology Development Group Corporation, Room 2413-18, Shui On Centre, 8 Harbour Road, Wanchai, Hong Kong, China. Any such communication must state the number of Shares beneficially owned by the Shareholder making the communication. All of such communications will be forwarded to the full Board of Directors or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case we have the authority to discard the communication or take appropriate legal action regarding the communication.
Board Committees
     The Board of Directors has established a Compensation Committee, a Nominating Committee and an Audit Committee.
     Compensation Committee
     The Compensation Committee makes recommendations to the Board of Directors concerning salaries and incentive compensation for our officers, including our Chief Executive Officer and employees. The Compensation Committee also administers our stock option plans. The Compensation Committee consists of three directors, each of whom meets the independence requirements and standards established by Rule 10A-3 of the Exchange Act as well as the relevant NASDAQ rules. The Compensation Committee was established on May 24, 2005. The Compensation Committee currently consists of Mr. Peter Fu, Mr. L C Wan and Mr. Yezhong Ni.

     Nominating Committee
     The Nominating Committee was established pursuant to a Board resolution adopted on July 28, 2005 granting it the authority to (i) identify qualified individuals to become Board members, consultants and officers of the Company, (ii) recommend to the Board candidates to fill Board vacancies and newly-created director positions, (iii) recommend whether incumbent directors should be nominated for re-election to the Board upon the expiration of their term, and (iv) oversee the evaluation of the Board’s performance. The Nominating Committee assists the Board of Directors in identifying qualified individuals to become Board members, in determining the composition of the Board of Directors and in overseeing the evaluation of the Board’s performance. The Nominating Committee consists of three directors, each of whom meets the independence requirements and standards established by Rule 10A-3 of the Exchange Act as well as the relevant NASDAQ rules. The Nominating Committee currently consists of Mr. Meng Wan, Mr. Weidong Wang and Dr. Xinping Shi.
     The Nominating Committee will consider director candidates recommended by Shareholders. Potential nominees to the Board of Directors are required to have such experience in business or financial matters as would enable such nominee to contribute to the decision-making process of the Board of Directors and the prudent management of the Company’s affairs and are required to be “independent”, as such term is defined in NASDAQ and SEC rules and regulations. Shareholders wishing to submit the name of a person as a potential nominee to the Board of Directors must send the name, address, and a brief (no more than 500 words) biographical description of such potential nominee to the Nominating Committee at the following address: Nominating Committee of the Board of Directors, c/o China Technology Development Group Corporation, Room 2413-18, Shui On Centre, 8 Harbour Road, Wanchai, Hong Kong, China. Potential director nominees will be evaluated by personal interview, such interview to be conducted by one or more members of the Nominating Committee, and/or any other method the Nominating Committee deems appropriate. The Nominating Committee may solicit or receive information concerning potential nominees from any source it deems appropriate. The Nominating Committee need not engage in an evaluation process unless (i) there is a vacancy on the Board of Directors, (ii) a director is not standing for re-election, or (iii) the Nominating Committee does not intend to recommend the nomination of a sitting director for re-election. A potential director nominee recommended by a Shareholder will not be evaluated any differently than any other potential nominee.
     Audit Committee
     The Audit Committee consists of three directors, each of whom meets the independence requirements and standards established by Rule 10A-3 of the Exchange Act as well as the relevant NASDAQ rules. In addition, the Board of Directors has determined that Mr. L C Wan is an “audit committee financial expert” and “independent” as defined under Rule 10A-3 of the Exchange Act. The Audit Committee assists the Board by overseeing the performance of the independent registered public accounting firm that performs audit services for the Company and the quality and integrity of the Company’s internal accounting, auditing and financial reporting practices. The Audit Committee is responsible for retaining (subject to Shareholder ratification) and, as necessary, terminating, the independent registered public accounting firm, annually reviews the qualifications, performance and independence of the independent registered public accounting firm and the audit plan, fees and audit results, and pre-approves audit and non-audit services to be performed by the registered public accounting firm and related fees. The Audit Committee operates under a written charter. During the year ended December 31, 2005, the Audit Committee met twice.

Committee Reports
     Audit Committee Report (1)
     The Audit Committee operates pursuant to its adopted charter. Members of the Audit Committee are independent, within the meaning of the NASDAQ rules and the SEC regulations.
     The Audit Committee oversees the Company’s financial controls and reporting processes on behalf of the Board of Directors. Management is responsible for the financial reporting process including the systems of internal controls, and for the preparation of consolidated financial statements in accordance with generally accepted accounting principles in the United States. The independent registered public accounting firm is responsible for planning and performing an audit of the Company’s financial statements in accordance with auditing standards generally accepted in the United States and for auditing management’s assessment of internal controls over financial reporting. The independent registered public accounting firm is also responsible for expressing an opinion on those financial statements and on management’s assessment and the effectiveness of internal control over financial reporting based on their audit.
     In fulfilling its oversight responsibilities, the Audit Committee has reviewed and discussed the audited financial statements in the Annual Report on Form 20-F for the year ended December 31, 2005 with management and the independent registered public accounting firm, including a discussion of the adoption of accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements and those matters required to be discussed under SAS 61, as amended by SAS 90. In addition, the Audit Committee has received the written disclosures and letter from the independent registered public accounting firm as required by Independence Standards Board No. 1, and has discussed with the independent registered public accounting firm their independence from management and the Company including the matters in the written disclosures required by the Independence Standards Board No.1.
     In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors (and the Board has approved) that the audited financial statements be included in the Annual Report on Form 20-F for the year ended December 31, 2005 for filing with the Securities and Exchange Commission. The Audit Committee and the Board have also recommended, subject to Shareholder approval, the selection of Friedman LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2006.
Mr. Peter Fu, Chair
Mr. L C Wan
Mr. Yezhong Ni

(1)	The material in the above Audit Committee report is not soliciting material, is not deemed filed with the SEC and is not incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, as amended, whether made before or after the date of this Shareholders’ Circular and irrespective of any general incorporation language in such filing.

     Compensation Committee Report on Executive Compensation (1)
     The goal of the Company’s executive compensation policy is to ensure that an appropriate relationship exists between executive compensation and the creation of Shareholder value, while at the same time attracting, motivating and retaining experienced executive officers. The Compensation Committee considers a number of factors in making recommendations to the Board of Directors, which may include:
•	providing levels of compensation competitive with companies in comparable industries which are at a similar stage of development and in the Company’s geographic area;

•	identifying appropriate performance targets for the Company;

•	integrating the compensation of the executive officers of the Company with the achievement of performance targets;

•	rewarding above average corporate performance; and

•	recognizing and providing incentive for individual initiative and achievement.
     None of the executive officers or directors of the Company has entered into service contracts with the Company except Mr. Michael Siu who entered into an employment contract with the Company when he joined on July 1, 1997.
     The Compensation Committee endorses the position that equity ownership by the executive officers of the Company is beneficial in aligning their interests with those of our Shareholders, especially in the enhancement of Shareholder value by providing the executive officers with longer-term incentives.
Mr. Peter Fu, Chair
Mr. L C Wan
Mr. Yezhong Ni

(1)	The material in the above Compensation Committee report is not soliciting material, is not deemed filed with the SEC and is not incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date of this Shareholders’ Circular and irrespective of any general incorporation language in such filing.

Code of Ethics
     We have adopted a Code of Business Conduct and Ethics that applies to our directors and officers. A written copy of the Code will be provided upon request at no charge by writing to our Company Secretary, China Technology Development Group Corporation, Room 2413-18, Shui On Centre, 8 Harbour Road, Wanchai, Hong Kong, China.
Section 16(a) Beneficial Ownership Report Compliance Exemption
     As a foreign private issuer, our directors, executive officers and persons who beneficially own more than 10% of our Shares are exempt from the requirements of Section 16(a) of the Exchange Act, which require directors, executive officers and persons who beneficially own more than 10% of a registered class of equity securities of a company to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of that company’s shares and/or other equity securities.
DIRECTOR AND EXECUTIVE COMPENSATION
Director Compensation
     Except Mr. Changshan Zhao who received RMB405,000 for his service as the Chairman of the Board of Directors, we did not pay any compensation to other directors for the year ended December 31, 2005.
Executive Compensation
     Mr. Xu Qian, Mr. Alan Li and Mr. Michael Siu, received cash compensation for their services as executive officers of the Company. The cash compensation paid to the officers for the year ended December 31, 2005 were:

Name	Position(s) held	Amount
		(RMB’000)
Xu Qian	Chief Executive Officer	315
Alan Li	Co-Chief Executive Officer	303
Michael Siu	Chief Financial Officer and Company Secretary	487

     No other executive officers of the Company received any cash compensation for their services for the year ended December 31, 2005.
Stock Option Grants
     The Company has granted stock options to certain directors and officers. The names and titles of our directors and executive officers to whom we have granted options which are outstanding as of August 31, 2006 and the number of Shares subject to such options are set forth in the following table:

		Number of	Exercise per
Name	Title/Office	options	option (US$)	Expiration Date
Changshan Zhao	Chairman of the Board	50,000	1.15	December 28, 2009 (1)
	and executive director	45,000	1.85	September 20, 2016 (2)

Xu Qian	Chief Executive Officer	50,000	1.15	December 28, 2009 (1)
	and executive director	25,000	1.85	September 20, 2016 (2)

Alan Li	Co-Chief Executive Officer	75,000	1.85	September 20, 2016 (2)
	and executive director

Michael Siu	Chief Financial Officer,	40,000	1.15	December 28, 2009 (1)
	Company Secretary and	15,000	1.85	September 20, 2016 (2)
	executive director

Ju Zhang	Executive director	10,000	1.85	December 28, 2009 (2)

Peter Fu	Independent director	10,000	1.85	September 20, 2016 (2)

L C Wan	Independent director	10,000	1.85	September 20, 2016 (2)

Meng Wan	Independent director	10,000	1.85	September 20, 2016 (2)

Yezhong Ni	Independent director	10,000	1.85	September 20, 2016 (2)

Weidong Wang	Independent director	10,000	1.85	September 20, 2016 (2)

Xinping Shi	Independent director	10,000	1.85	September 20, 2016 (2)

Zhenwei Lu	Chief Investment Officer	40,000	1.85	September 20, 2016 (2)

(1)	These options were granted under the Company’s 1996 Stock Option Plan pursuant to a board resolution passed on December 29, 1999 (the “Resolution”) and are fully vested as of December 31, 2005. Pursuant to the Resolution, the persons holding the position of Chairman and Chief Executive Officer were each granted 50,000 options. Unless the options were exercised during their service period with the Company, the remaining unexercised options may be succeeded by the newly appointed persons holding these positions without affecting their fully-vested status. Mr. Xiaohong Li and Mr. Xinhao Jiang resigned on February 8, 2005 and March 9, 2005 respectively without exercising any of the above options. Accordingly, Mr. Changshan Zhao and Mr. Qian, respectively the newly appointed Chairman and Chief Executive Officer, succeeded to all granted and vested options of their respective positions.

(2)	These options were granted under the Company’s 2000 Stock Option Plan pursuant to a board resolution passed on September 21, 2005 and are fully vested as of December 31, 2005.
     The following table sets forth information concerning the exercise of options and option holdings for the year ended December 31, 2005 with respect to the named directors and executive officers.

	Shares			Number of Securities		Value of Unexercised
	Acquired			Underlying Unexercised		In-The-Money Options
	on	Value		Options at FY-End 2005		at FY-End 2005 (1)
Name	Exercise	Realized		Exercisable	Unexercisable	Exercisable		Unexercisable
Changshan Zhao	0	U$$	0	95,000	0	US$	62,550	U$$	0
Xu Qian	0	US$	0	75,000	0	US$	56,750	US$	0
Alan Li	0	US$	0	75,000	0	US$	21,750	US$	0
Michael Siu	0	US$	0	55,000	0	US$	43,950	US$	0
Ju Zhang	0	US$	0	10,000	0	US$	2,900	US$	0
Peter Fu	0	US$	0	10,000	0	US$	2,900	US$	0
L C Wan	0	US$	0	10,000	0	US$	2,900	US$	0
Meng Wan	0	US$	0	10,000	0	US$	2,900	US$	0
Yezhong Ni	0	US$	0	10,000	0	US$	2,900	US$	0
Weidong Wang	0	US$	0	10,000	0	US$	2,900	US$	0
Xinping Shi	0	US$	0	10,000	0	US$	2,900	US$	0
Zhenwei Lu	0	US$	0	40,000	0	US$	11,600	US$	0

(1)	Based on the fair market value of our Shares at year-end, US$2.14 per Share, less the exercise price payable for such Shares.

PROPOSAL 2
Approval of the Issuance of Subscription Shares
and Warrants to China Biotech,
Eastern Ceremony and Harvest Smart through Private Placement
     The following is a summary of the material terms of the proposed issuance of Subscription Shares and Warrants for the purchase of additional Shares by the Company for subscription by China Biotech, Eastern Ceremony and Harvest Smart (each a “Subscriber”, and collectively, the “Subscribers”) and the material provisions of the Subscription Agreements with the Subscribers (each a “Subscription Agreement”, and collectively, the “Subscription Agreements”), the Warrants and Registration Rights Agreements with China Biotech, Eastern Ceremony, Harvest Smart and Beijing Holdings (collectively, the “Subscription Transaction Documents”). The number of Subscription Shares to be offered is 2,500,000; the subscription price per Share will be US$2.50 per Share; the Warrants will be exercisable for a maximum of up to 3,000,000 Shares; and the Warrant exercise price will be US$5.00 per Share. Assuming full exercise of the Warrants, the number of Subscription Shares and Warrant Shares will constitute approximately 33% of the enlarged share capital of the Company. The Subscribers will be entitled to cause the Company to register the Subscription Shares and Warrant Shares pursuant to separate registration rights agreements (“Registration Rights Agreements”) with the Company. The offer and sale of Subscription Securities by the Company (“Subscription Transactions”) has not been and will not be registered under the Securities Act of 1933, as amended (“Securities Act”). The Subscription Securities will be offered and sold to non – U.S. persons outside of the United States in offshore transactions in reliance upon Regulation S under the Securities Act. None of the Subscription Securities may be offered or sold in the United States except pursuant to an effective registration or an available exemption from registration under the Securities Act and any applicable state statutes.
     This summary of the terms of the Subscription Transaction Documents is intended to provide you with basic information concerning the Subscription Transactions. It is not a substitute for reviewing the Subscription Transaction Documents appended to this Shareholders’ Circular as appendices. You should read this summary in conjunction with the Subscription Transaction Documents appended hereto.
Subscription Transactions
     The Company from time to time evaluates opportunities to raise funds on advantageous terms in order to achieve corporate objectives as established by the Board of Directors and to maximize return on equity for the Shareholders. After due and careful consideration, the Board of Directors has determined that it is in the best interest of the Company and all of its Shareholders to expand the Company’s existing capital and investor base to include Shareholders with experience in venture capital investment to assist the Company to expand and further develop its business operations and other stable, long-term investors.

     In furtherance of these objectives, the Board of Directors has identified China Biotech, Eastern Ceremony and Harvest Smart as potential new Shareholders of the Company. In particular, the Board of Directors believes that China Biotech’s experience in venture capital investment in the information technology industry in China will assist the Company in further enhancing its management efficiency, executing its strategic business plan and achieving corporate objectives.
     Accordingly, we have entered into separate Subscription Agreements with China Biotech, Eastern Ceremony and Harvest Smart, pursuant to which, subject to approval by Shareholders and satisfaction of the other conditions set out therein, the Company will issue a total of 2,500,000 Subscription Shares for cash consideration of US$2.50 per Share (“Share Subscription Price”), to China Biotech, Eastern Ceremony and Harvest Smart. China Biotech, Eastern Ceremony and Harvest Smart will subscribe and purchase 1,500,000, 500,000 and 500,000 Subscription Shares, respectively. In addition, each of China Biotech, Eastern Ceremony and Harvest Smart will subscribe for Warrants to purchase Shares in the amounts of 2,000,000, 500,000 and 500,000 Warrant Shares, respectively, issuable upon the exercise of the Warrants at an exercise price of US$5.00 per Share. The premium for the Warrants is US$0.01 per Warrant. The Company will receive total cash consideration of US$6,280,000 upon the completion of the Subscription Transactions (“Subscription Proceeds”), of which US$6,250,000 and US$30,000 are proceeds from the subscription of Subscription Shares and Warrants, respectively. The Company will receive a further US$15,000,000 from the Subscribers upon the full exercise of the Warrants.
Recommendation of the Special Committee and Fairness Opinion
     At the recommendation of the Board of Directors, a special committee consisting entirely of independent directors (“Special Committee”), and acting on behalf of the Company and the unaffiliated Shareholders, reviewed the proposed terms of the Subscription Transactions and the Subscription Agreements with the assistance of its own independent financial advisor, Altus Capital Limited (“Altus” or “Independent Financial Advisor”).

     In making its decision to recommend the Subscription Transactions to the Board of Directors and the Shareholders, the Special Committee considered a number of factors, including the Company’s:
•	historical business and financial performance;

•	potential sources of funding;

•	future prospects of its business lines as currently constituted; and

•	financial position and historical trading prices of the Shares;
     as well as the fairness opinion of the Independent Financial Advisor retained by the Special Committee to evaluate the fairness of the proposed price per Share, attached as Annex 1.
     Historical Business and Financial Performance
     The Special Committee considered the fact that the Company’s business has undergone several evolutions since 2000. After exiting the sanitary wares and ceramic tiles business in 2000, the Company has pursued the information technology business, first as a systems integrator and subsequently as a network security service provider (“IT Business”). Since 2005, the Company has also engaged in the health and dietary supplement business, having begun to produce products utilizing the bio-active ingredients of bamboo (“Nutraceutical Business”).
     The financial results achieved by the Company throughout the years 2003 through 2005, and the first half of 2006, consisting of operating losses and net losses recorded in each period, have not been satisfactory to Shareholders or the Board of Directors. Operating losses for the years 2003, 2004 and 2005, and the first half of 2006 were US$548,000, US$1,348,000 US$2,237,000 and US$851,000, respectively. For the same periods, losses attributable to Shareholders were US$164,000, US$1,297,000, US$2,407,000 and US$736,000, respectively.
     The Special Committee attributes these results in part to the fact that the Company is a relatively new entrant in each of its business segments. This in turn creates challenges for future growth and development.
     Future Prospects of the Company’s Current Business Lines
     The Special Committee recognizes that the Company’s chosen industry segments show significant potential for growth in the future. IDC recently forecast that the network security market in China would maintain steady growth in the coming five years, with a projected compound annual growth rate of 20.9%. The forecast total market size in China in 2010 is estimated to be US$976 million. According to management, the Company’s hardware and software products are recognized as the leading network solutions in China, and the Company’s products have achieved acceptance among a number of large enterprises and government agencies.

     In the case of the health and dietary supplements market in China, management estimates that the market will grow by approximately 20% per year, as the general public becomes more health conscious and affluent. Management believes that in the future demand will increase for scientifically-formulated products manufactured according to high standards of purity and quality control.
     However, the Company faces significant challenges in its attempt to capitalize on these trends. These include, among others:
•	Competition. There is significant competition from other companies in both the IT Business and the Nutraceutical Business. Many of these companies have a larger scale of production; more resources dedicated to research and development of new products; higher levels of brand recognition; access to substantially greater sources of funding; established distribution networks and relationships; and other competitive advantages compared to the Company.

•	Business Strategy. The Company’s Board of Directors and management must be able to articulate and execute a consistent, long-term strategy for growth. The Board of Directors and management must be able to identify and evaluate value-creating opportunities for expansion.

•	Research and Development. In light of the Company’s chosen industries, significant expenditures must be devoted to research and development, in order to maintain an advantage in product development. Research and development is also important in relation to regulatory compliance. However, investments in intellectual property can be a high-risk activity.

•	Brand Recognition, Customer Base and Distribution Network. Management must continue its efforts to build brand recognition for the Company’s products in both segments, expand the customer base to avoid risk concentration and extend the distribution network for its products. This is particularly true in the Nutraceutical Business, in light of the Company’s recent entrance to this business.
     In order to meet these challenges, the Special Committee recognizes that, among other things, the Company must expand its capital base and investigate potential new sources of funding.
     Potential Sources of Funding
     The Board of Directors and management have made various efforts to raise funds for the Company. These efforts have not been successful to date, largely due to a lack of demand for the Shares and volatility in their trading price. As set out above, the Special Committee recognizes that exploring new channels of fund raising will be critical for the Company to be successful in taking advantage of the projected growth in its product markets.

     The Special Committee acknowledges that China Biotech has extensive experience in venture capital investments in China. Consequently, admitting China Biotech as a Shareholder of the Company may be advantageous in assisting the Company in further developing its businesses in China.
     Financial Position and Historical Share Price
     The Special Committee notes that the net asset value per Share, based on 11,309,497 Shares in issue, is US$1.03. The Special Committee further notes that, excluding goodwill and intangible assets, the net tangible asset value per Share is US$0.19.
     The Special Committee is aware that there has been significant volatility in the trading prices of the Shares during 2004, 2005 and 2006 year-to-date. Management has confirmed that, apart from negotiations relating to the transactions contemplated in the Subscription Agreements, the Placing Agency Agreement and the Sale and Purchase Agreement as further discussed in Proposal 3 below, which have all been subject to confidentiality obligations, there is not any matter that could cause fluctuations in trading price or volume.
     Accordingly, having taken into account the Company’s financial performance and position as well as its business prospects, the Special Committee believes that the net asset value per Share and net tangible asset value per Share more accurately reflect the value of the Shares than the current market price of US$8.68 per Share as of November 24, 2006.
     Fairness Opinion of Independent Financial Advisor
     The Special Committee solicited recommendations from the management of the Company in selecting an independent financial advisor. The management of the Company recommended Altus to the Special Committee based on the recommendation of China Merchants Securities. The Special Committee, after considering the experience of Altus, its independence from the Company, the Company’s major shareholders, directors and management and the proposed fee arrangement, determined that Altus is suitable for the role of the independent financial advisor and formally engaged the service of Altus on October 10, 2006. None of the Company’s directors, officers, or employees is a related party to the Independent Financial Advisor.
     The Independent Financial Advisor provided a fairness opinion, dated November 14, 2006, to the Special Committee. The fairness opinion provided that as of such date and based on and subject to various considerations and assumptions, the Subscription Price per Share of US$2.50, as reflected in the Subscription Agreements is within the fair and reasonable price range of US$2.25 to 2.75 per Share and therefore, fair to the Company and the existing Shareholders of the Company. In addition, the Independent Financial Advisor opined that the Warrant exercise price of US$5.00 per Warrant Share, as reflected in the Subscription Agreement and the Warrants, is also fair and reasonable to the Company and the existing Shareholders of the Company.

     In arriving at its fairness opinion, the Independent Financial Adviser identified and considered a number of factors that it believed to be the most important considerations under the circumstances including:
•	the historical financial performance of the Company;

•	business prospects of the Company’s two core business segments;

•	the financial position of the Company;

•	historical trading history of the Shares; and

•	past fundraising activities of the Company.
     Conclusion of the Independent Financial Advisor
     Based on its own review and information provided by the directors and representatives of the Company, and taking into consideration the Company’s past performance and uncertainty with respect to the Company’s ability to successfully compete in its two core businesses, the Independent Financial Advisor is of the view that the Subscription Price per Share of US$2.50, as reflected in the Subscription Agreements is within the fair and reasonable price range of US$2.25 to 2.75 per Share and represents a significant premium to the net asset value and net tangible asset value per Share of US$1.03 and US$0.19 respectively and therefore, fair to the Company and the other Shareholders of the Company.
     In addition, the Independent Financial Advisor has opined that the Warrant exercise price of US$5.00 per Warrant Share, as reflected in the Subscription Agreements and the Warrant certificates, is also fair and reasonable to the Company and the other Shareholders of the Company. The Independent Financial Advisor therefore recommended that the Board of Directors and the Shareholders approve the Subscription Transactions and the terms of the Subscription Agreements.
     Conclusion
     Having taken the foregoing factors into consideration, the Special Committee finds that:
•	(i) the terms of the Subscription Agreements and the issue of the Subscription Shares and Warrants, (ii) the Subscription Price per Share of US$2.50, and (iii) the Warrant exercise price of US$5.00 per Warrant Share, each as reflected in the Subscription Agreements and the Warrant Certificates, are fair and reasonable to the Company and the unaffiliated Shareholders; and

•	entering into the Subscription Agreements and the Subscription Transactions contemplated therein is in the best interests of the Company and the unaffiliated Shareholders;

     and recommends to the Board of Directors and the Shareholders that the Subscription Agreements and the Subscription Transactions contemplated therein should be approved.
     Approval of Shareholders for the transactions contemplated in the Subscription Agreements, including the issue of Subscription Shares and Warrants, is required pursuant to our Memorandum and Articles of Association and pursuant to NASDAQ’s listing rules. Our Memorandum and Articles of Association require a Special Resolution of Shareholders which requires not less than 75% of the votes of the Shares entitled to vote which were present at the Annual Meeting and were voted and not abstained to approve the issuance of new Shares. NASDAQ’s listing rules require shareholder approval for the issuance by a listed company of shares (or the right to purchase shares) equal to or greater than 20% of the issuer’s shares outstanding before the transaction. As noted above, the issue of the Subscription Shares and Warrants will equal 49% of Shares outstanding prior to such issuance, and so Shareholder approval is required.
Summary of Major Terms of the Subscription Transaction Documents
     Subscription Agreements
     The Company, China Biotech, Eastern Ceremony and Harvest Smart, entered into separate Subscription Agreements pursuant to which the Company will issue a total of 2,500,000 Subscription Shares, with Share Subscription Price of US$2.50 per Share, to China Biotech, Eastern Ceremony and Harvest Smart. China Biotech, Eastern Ceremony and Harvest Smart will subscribe and purchase 1,500,000, 500,000 and 500,000 Subscription Shares, respectively. In addition, each of China Biotech, Eastern Ceremony and Harvest Smart will subscribe for Warrants for the purchase of Shares in the amounts of 2,000,000, 500,000 and 500,000 Warrant Shares respectively, issuable upon the exercise of the Warrants, at an exercise price of US$5.00 per Share. The premium for the Warrants is US$0.01 per Warrant. The Company will receive subscription proceeds of US$6,280,000 upon the completion of the Subscription, of which US$6,250,000 and US$30,000 are proceeds from the subscription of Subscription Shares and Warrants, respectively. The Company will receive a further US$15,000,000 from the Subscribers upon the full exercise of the Warrants. Upon the completion of the Subscription Transactions, assuming full exercise of Warrants, the Subscription Shares and the Shares issued under the Warrants will together constitute approximately 33% of the enlarged share capital of the Company.
     The sale of Subscription Securities by the Company has not been and will not be registered under the Securities Act. The Subscription Securities will be sold to non – U.S. persons outside of the United States in offshore transactions in reliance upon Regulation S under the Securities Act. None of the Subscription Securities may be offered or sold in the United States except pursuant to an effective registration or an available exemption from registration under the Securities Act and any applicable state statutes. The Subscription Securities will be subject to transfer restrictions and bear restrictive legends to the foregoing effect.

     The terms and conditions of the Subscription Agreements for China Biotech, Eastern Ceremony and Harvest Smart are largely identical except that the Subscription Agreement between the Company and China Biotech (“China Biotech Subscription Agreement”) contains additional conditions precedent requiring the completion of certain changes to the composition of the Board of Directors and a change of existing banking documents and authorizations for the operation of the Company’s bank accounts having been revised by adding person or persons designated by the Board of Directors and satisfactory to China Biotech, as joint signatories for the operation of such bank accounts. For more information on the prospective changes in composition of the Board of Directors, please see Proposal 3 “– Summary of the Major Terms of the Share Sale and Purchase Agreement – Prospective Changes in Composition of the Board of Directors” for more information.
     The Subscription Agreements are appended to this Shareholders’ Circular as Annex 2.
     Representations and Warranties
     The Subscription Agreements contain representations and warranties relating to among other things, our due incorporation; capitalization; authorization and enforceability of the Subscription Agreements; authorization for the issuance and reservation of the Subscription Securities; our filings and compliance with the SEC rules; continued NASDAQ listing of our Shares; legal and regulatory compliance with all applicable securities laws and regulations including but not limited to those relating to internal controls and audit committee; the absence of material adverse changes in our business, operations, financial condition or results of operations; litigation; and other matters common in transactions of this kind.

     Conditions Precedent
     The obligation of the Company to issue and allot the Subscription Securities, and the obligations of China Biotech, Eastern Ceremony and Harvest Smart to subscribe for and purchase the Subscription Securities, are subject to the satisfaction of certain conditions precedent requiring among other things, validity of all representations and warranties given under the Subscription Agreements; performance of all obligations by all parties prior to the completion of the Subscription Agreements; continued NASDAQ listing of our Shares; NASDAQ’s approval of the supplemental listing application for listing of the Subscription Shares and the Warrants Shares; concurrent execution and completion of the Share Sale and Purchase Agreement, the Placing Agency Agreement, the Subscription Agreements and the Registration Rights Agreements between the Company and each of Eastern Ceremony and Harvest Smart and the execution of an escrow agreement to facilitate the sale and placing of the Sale Shares; issuance of a favorable fairness opinion by a licensed independent financial advisor in relation to the Subscription Transactions, including the pricing of the Subscription Securities; approval of the shareholders of the Issuer in respect of the Subscription Transactions and all resolutions as set out in this Shareholders’ Circular; and other conditions precedent common in transactions of this kind. In addition, the China Biotech Subscription Agreement contains two additional conditions precedent which require the completion of certain changes to the composition of the Board of Directors and a change of existing banking documents and authorizations for the operation of the Company’s bank accounts having been revised by adding person or persons designated by the Board of Directors and satisfactory to China Biotech, as joint signatories for the operation of such bank accounts.
     Under the China Biotech Subscription Agreement, China Biotech’s obligation to complete is conditional upon the concurrent execution and completion of all transaction documents, including the Subscription Agreements by and between the Company and each of Eastern Ceremony and Harvest Smart, the Registration Rights Agreements by and between the Company and each of Eastern Ceremony and Harvest Smart, the Share Sale and Purchase Agreement and the Placing Agency Agreement for the sale and placing of Sale Shares by Beijing Holdings, China Internet, CMEC and Perfect Capital, to China Biotech, Eastern Ceremony, Harvest Smart and certain other investors as discussed in Proposal 3 below. Provided that the conditions precedent as set out in its Subscription Agreement are fulfilled, China Biotech would be obligated to complete its Subscription Agreement within 60 days from the completion of various transaction documents discussed above. The execution and completion of the various transaction documents however, are not conditional upon the concurrent execution and completion of the China Biotech Subscription Agreement.
     The obligations of Eastern Ceremony and Harvest Smart to complete the transactions under their respective Subscription Agreements are subject to the concurrent completion of the other party’s Subscription Agreement and of the sale and placing of Sale Shares (as discussed below in Proposal 3). The due execution and completion of the Share Sale and Purchase Agreement and the Placing Agency Agreement are conditions precedent to the completion of the Subscription Agreements for Eastern Ceremony and Harvest Smart. Further, the Subscription Agreements for Eastern Ceremony and Harvest Smart must be completed concurrently with the Share Sale and Purchase Agreement and the Placing Agency Agreement.

     Other Covenants
     We are required under the Subscription Agreements to indemnify each Subscriber, its directors, officers, agents, shareholders and employees, from and against any and all liabilities, loss, cost or damage, together with all reasonable costs and expenses related thereto (including reasonable legal and accounting fees and expenses), arising from, relating to, or connected with the untruth, inaccuracy or breach of any statement, representation, warranty or covenant of the Company contained in the Subscription Agreements. Each Subscriber is required to provide the same indemnification to us under its respective Subscription Agreement.
     Warrants
     Each subscriber of the Warrants will receive a Warrant certificate evidencing the right to purchase from us a specified number of fully paid and non-assessable Shares within twenty-four (24) months from the date of the issuance of the Warrant certificate at an exercise price of US$5.00 per Share. If not exercised prior to the expiration of such period, the Warrants will expire. The total number of Warrant Shares issuable upon exercise of the Warrants is 3,000,000. China Biotech, Eastern Ceremony and Harvest Smart will subscribe for Warrants for the purchase of Shares in the amounts of 2,000,000, 500,000 and 500,000 Warrant Shares respectively, issuable upon the exercise of the Warrants, at an exercise price of US$5.00 per Share. The premium for the Warrants is at US$0.01 per Warrant.
     The Warrants have not been and will not be registered under the Securities Act. The Warrants will be sold to non – U.S. persons outside of the United States in offshore transactions in reliance upon Regulation S under the Securities Act. None of the Warrants may be offered or sold in the United States except pursuant to an effective registration or an available exemption from registration under the Securities Act and any applicable state statutes. The Warrants certificate will be subject to transfer restrictions and bear restrictive legends to the foregoing effect.
     Registration Rights Agreement
     In connection with the subscription of the Subscription Shares and Warrants, the Company, China Biotech, Eastern Ceremony and Harvest Smart entered into separate Registration Rights Agreements following the execution of the Share Sale and Purchase Agreement, the Placing Agency Agreement and the respective Subscription Agreements. In addition, Beijing Holdings also entered into a separate Registration Rights Agreement with the Company.
     The Registration Rights Agreements contain identical terms and conditions. Pursuant to the terms of the Registration Rights Agreements, China Biotech, Eastern Ceremony, Harvest Smart and Beijing Holdings (“Entitled Shareholders”), have the right, subject to certain limitations, to require the Company file a registration statement under the Securities Act to register the Registrable Securities they hold.
     The Registration Rights Agreements are appended to this Shareholders’ Circular as Annex 3.

     Demand Registration Rights
     At any time after one year from the date of the Registration Rights Agreements, the Entitled Shareholders holding 500,000 Shares or more of the Registrable Securities then outstanding have the right, subject to certain limitations, to demand that we file a registration statement under the Securities Act covering the registration of the entire amount of the Registrable Securities (as defined in the Registration Rights Agreements) held by such Entitled Shareholders. We shall not be required to effect a registration however in any jurisdiction in which we need to execute a general consent to service of process in effecting such registration, unless we are already subject to service in such jurisdiction or except as may be required under the Securities Act. We shall also not be required to effect a registration if we have already effected two registrations under the relevant demand registration rights clause in the Registration Rights Agreement and we may defer the filing of any registration statement for up to 120 days no more than once in any 12-month period if our Chief Executive Officer or the Board of Directors determines that the filing would be detrimental to or have a material adverse effect on any financing, acquisition or other material transactions. The underwriters have the right, subject to certain limitations, to limit the number of Shares included in the registration.
     “Piggyback” Registration Rights
     The Entitled Shareholders will receive piggyback registration rights with respect to the registration under the Securities Act of our Shares. In the event we propose to register any of our Shares or other securities under the Securities Act either for our own account or for the account of other Shareholders, the Entitled Shareholders will be entitled to receive notice of the registration and to request the inclusion of all of the Registrable Securities held by such Entitled Shareholders in any such registration, subject to certain limitations. In the event of any offering involving an underwriting of Shares of the Company’s capital stock, piggyback registration rights will also be subject to the right of the underwriters to limit the number of securities, including the Register able Securities, included in the registration. We may terminate or withdraw any piggyback registration prior to the effectiveness of the registration whether or not any Entitled Shareholder has elected to include securities in the registration.

     Form F-3 Registration Rights
     We will be eligible to file a registration statement on Form F-3 once we have made the filing with the SEC of our Annual Report on Form 20-F for fiscal year 2006, assuming such filing is made on a timely basis. At any time after we become eligible to file a registration statement on Form F-3, the Entitled Shareholders may, subject to certain terms and conditions, require us to file a registration statement on Form F-3, provided the aggregate offering price to the public in case of sale of Registrable Securities and other securities if any, not including the underwriters’ discounts and commissions, shall not be less than US$1,000,000. However, we are not obligated to effect more than one registration on Form F-3 in any 12-month period, and we may defer the filing of any registration statement on Form F-3 for up to 120 days after the receipt of registration request no more than once in any 12-month period if our Chief Executive Officer or the Board of Directors determines that the filing would be detrimental to or have a material adverse effect on any financing, acquisition or other material transactions.
     Expenses of Registration
     All expenses other than underwriting discounts and commissions incurred in effecting these registrations, including all registration, filing and qualification fees, printers’ and accounting fees, the reasonable fees, expenses of our counsel and expenses of one counsel for the selling Shareholders, will be borne by the Company.
     Termination of Registration Rights
     The Entitled Shareholders shall not be entitled to exercise the registration rights described above, following the time at which all Registrable Securities held by the Entitled Shareholders can be sold in any 3-month period without registration in compliance with Rule 144 of the Securities Act, provided that the Entitled Shareholder owns no more than 5% of our issued and outstanding Shares.
     THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE SPECIAL RESOLUTION IN RESPECT OF THE PROPOSAL TO ISSUE NEW SHARES AND WARRANTS TO CHINA BIOTECH, EASTERN CEREMONY AND HARVEST SMART PURSUANT TO REGULATION S UNDER THE SECURITIES ACT.

ABOUT CHINA BIOTECH
     China Biotech, a company incorporated under the laws of British Virgins Islands, with a registered corporate address at Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands, is primarily engaged in venture capital investments in China.
     As at May 11, 2006, Snow Hill Development Limited, a company incorporated under the laws of the British Virgin Islands, was the largest single shareholder of China Biotech, holding 41.52% shares in China Biotech. Pairing Venture Limited, a nominee company incorporated under the laws of the British Virgin Islands and held by Mr. Alan Li, Co-Chief Executive Officer (Greater China) and executive director of the Company, held 9.44% of the shares in China Biotech. Mr. Zhang Ying, chief research scientist of CTDC, held 14.17% of the shares in China Biotech. Victory Rise Group Limited, a nominee company incorporated under the laws of the British Virgin Islands, held 22.83% of the shares in China Biotech on behalf of certain management personnel of China Biotech. Japan – China Investment No. 1 Limited, a company incorporated under the laws of the Cayman Islands, is an independent investment fund holding 12.04% of the shares in China Biotech.
     Snow Hill Development Limited is wholly owned by China Merchants Technology Holdings Co. Ltd. (“CMTH”), which is a wholly-owned subsidiary of the China Merchants Group. CMTH is the corporate entity under China Merchants Group specializing in venture capital investment in technology industries. As one of the first venture capital companies in China, CMTH currently has assets exceeding HK$1.2 billion with more than 50 investment projects across a wide range of industries, including information technology, software development, semi-conductor, bioengineering, pharmacy and automation.

RELATIONSHIP BETWEEN CHINA BIOTECH AND
THE CHINA MERCHANTS GROUP
     The China Merchants Group was founded on December 26, 1872 and commenced operation in Shanghai on January 17, 1873. The China Merchants Group is a major Chinese national industrial and commercial enterprise, with more than 130 years of operating history.
     The China Merchants Group, headquartered in Hong Kong, is a diversified conglomerate with major businesses located in various jurisdictions across Hong Kong, mainland China and the Southeast Asia. As at the end of fiscal year 2005, China Merchants Group had approximately RMB79 billion in total assets.
     The China Merchants Group has a depth of operational and market expertise in diverse business sectors including transportation infrastructure (ports and toll roads), finance (banking, securities, funds and insurance), property and related utility services (property development and development zone projects) and energy transportation and logistics (oil tankers, LPG transportation and third party logistics). In 1992, China Merchants Group listed its flagship subsidiary, China Merchants Holdings (International) Company Limited (“CMHI”), on the Stock Exchange of Hong Kong (Stock code: 0144). CMHI was the first red chip company to publicly float in Hong Kong. Currently, CMHI is one of the 33 constituent stocks of the Hang Seng Index.

CTDC’S DEVELOPMENT STRATEGY
     The Company’s business has undergone several evolutions since 2000. Initially engaged in the production of the sanitary wares and ceramic tiles, the Company transitioned itself to become a systems integrator in 2000, and subsequently as a network security service provider in 2002. With the acquisition of 100% of the equity interest in China Natures Technology (“CNT”), a nutraceutical company in China, from our single largest Shareholder, Beijing Holdings, in 2005, the Company broadened its existing business scope to include the development of nutraceutical products utilizing bio-active components of bamboo extracts.
     Network Security Business
     The Company’s network security business focuses on the development and supply of network security applications. This business has developed products and technology that are certified by the Chinese government. It has established over the years a valuable customer base in China, including banks, business conglomerates, government agencies, and information technology companies. The Company will continue to strengthen its marketing efforts to increase market share by developing more industry specific applications. The Company also intends to strengthen its network security service business by providing packaged network security solutions to customers. However, there can be no assurance that the Company can successfully achieve the above strategies due to significant competition in the Chinese market.
     Nutraceutical Business
     The Company’s nutraceutical business focuses on the development and supply of nutraceutical products based on bamboo extracts. According to the statistics from the Market Research Committee of the Association of Health Care of China, the health dietary supplement market in China is approximately RMB60 billion and is continuing to grow at approximately 20% per annum. There are approximately 2,025 dietary supplement companies in China, most of which are small with limited production capabilities. The Company believes that the nutraceutical business in China will continue to grow with the rise in general health awareness and the increase in disposable income. The Company believes that through its newly-acquired subsidiary, CNT, which currently holds 10 patents of bamboo extractives in nutraceutical and healthy food fields, it is well positioned to capitalize on the growing business opportunities in the nutraceutical industry in China.
     Management intends to focus its business on emerging industries, including network security and nutraceutical and related biotechnology industries. The Company will carry out an investment and acquisition strategy in its two businesses by continuing to seek companies with ownership of intellectual properties, proven products, unique value proposition in the marketplace, profitable, strong management team, and a growing customer base. However, there can be no assurance that the Company can or will find a suitable company to acquire within such industries, or that any such acquisition can be consummated on terms acceptable to us.

PROPOSAL 3
Approval of the Sale of Shares by Beijing Holdings, China Internet, CMEC and
Perfect Capital to China Biotech
and Certain Other Investors, and of Prospective and Past Transfers
of Shares in Accordance with
the Requirements of the Company’s Memorandum and Articles of Association
     The following is a summary of the material aspects of the proposed sale of Sale Shares by Beijing Holdings, China Internet, CMEC and Perfect Capital, to China Biotech and certain third party investors (“Other Investors”). The sale of Sale Shares will be conducted pursuant to two separate agreements. Beijing Holdings entered into a Share Sale and Purchase Agreement with China Biotech on November 27, 2006, for the sale and purchase of 2,000,000 Shares of the Company (“SPA Sale Shares”). Beijing Holdings, China Internet, CMEC and Perfect Capital entered into a Placing Agency Agreement with China Merchants Securities (HK) Co. Ltd. (“China Merchants Securities”) on November 27, 2006, appointing China Merchants Securities as the placing agent to assist in the placing of 4,250,000 Shares of the Company (“Placing Sale Shares”) by way of private placement to Eastern Ceremony, Harvest Smart and Other Investors (SPA Sale Shares and Placing Sale Shares, collectively, “Sale Shares”). The Sale Shares will be sold in offshore transactions that have not been and will not be registered under the Securities Act. The Sale Shares will be sold to non – U.S. persons outside of the United States in offshore transactions in reliance upon Regulation S under the Securities Act. None of the Sale Shares may be offered or sold in the United States absent an effective registration or under available exemptions from registration under the Securities Act and any applicable state statutes.
     The summary provided below is intended to provide you with basic information concerning the transactions set out in Proposal 3. It is not a substitute for reviewing the Share Sale and Purchase Agreement, the Placing Agency Agreement or any other document or agreement appended to this Shareholders’ Circular. You should read this summary in conjunction with the Share Sale and Purchase Agreement, Placing Agency Agreement and other documents and agreements appended hereto.
Share Sale and Purchase Transaction
     Beijing Holdings and China Biotech entered into a Share Sale and Purchase Agreement on November 27, 2006 pursuant to which Beijing Holdings will sell and China Biotech will purchase for cash a total of 2,000,000 Shares of the issued and outstanding Shares of the Company from Beijing Holdings at a price per Share of US$2.50 (“SPA Sale Share Price”). Beijing Holdings will receive cash consideration of US$5,000,000 upon the completion of the Share Sale and Purchase Agreement.

Placing Transaction
     In addition to the Share Sale and Purchase Agreement, Beijing Holdings, together with China Internet, CMEC and Perfect Capital entered into a Placing Agency Agreement with China Merchants Securities on November 27, 2006, appointing China Merchants Securities as the placing agent to assist in the placing of 4,250,000 Shares of the issued and outstanding Shares of the Company by way of private placement to Other Investors at a price per Share of US$2.50 (“Placing Sale Share Price”). Beijing Holdings, China Internet, CMEC and Perfect Capital will collectively receive US$10,625,000 upon the completion of the Placing.
     Approval of Shareholders for the transactions contemplated in the Share Sale and Purchase Agreement and the Placing Agency Agreement is required pursuant to our Memorandum and Articles of Association. Clause 14 of the Memorandum of Association of the Company provides among other things that registered Shares of the Company may be transferred, subject to the prior or subsequent approval of the Company as evidenced by an Ordinary Resolution of the Shareholders. To satisfy the requirements of its constitutional documents, the Company is hereby seeking the approval of the Shareholders by an Ordinary Resolution regarding:
•	the proposed sale and purchase of the SPA Sale Shares;

•	the placing of the Placing Sale Shares; and

•	all other prospective and all past transfers of Shares in the Company. The passing of this resolution will ensure proper compliance with the Company’s constitutional documents and ratify, approve and confirm, the transfer of Shares of the Company which are listed and have been or will be traded on NASDAQ.
Summary of Major Terms of the Share Sale and Purchase Agreement
     The following summary of the provisions of the Share Sale and Purchase Agreement is qualified in its entirety by the full text of the Share Sale and Purchase Agreement appended hereto as Annex 4.
     Pursuant to the Share Sale and Purchase Agreement, Beijing Holdings agrees to sell and China Biotech agrees to purchase 2,000,000 outstanding Shares of the Company at a price per Share of US$2.50. Beijing Holdings will receive cash consideration of US$5,000,000 upon the completion of the Share Sale and Purchase Agreement. The completion of the Share Sale and Purchase Agreement will occur not later than 10 business days following this Annual Meeting of the Shareholders of the Company (or such other date as may be agreed in writing between the Beijing Holdings and China Biotech), and satisfaction of all other conditions precedent, which are further summarized below.

     Representations and Warranties
     Under the Share Sale and Purchase Agreement, Beijing Holdings has made customary representations, warranties and undertakings to China Biotech relating to among other things, its organization; capitalization; authorization and enforceability of the Share Sale and Purchase Agreement; truthful, accurate and full disclosure of material information; the valid issuance of the Sale Shares being sold; continued NASDAQ listing of the Shares; legal and regulatory compliance with all applicable securities laws and regulations including applicable transfer and selling restrictions under the Securities Act; proper accounting and financial reporting practices; compliance and relevant tax laws and filing of all necessary tax filings and tax returns; and other matters common in transactions of this kind. Beijing Holdings is also required to make representations, warranties and undertakings to China Biotech that there has not been any material adverse change in the Company’s business, operations, financial condition or results of operations from the date of the Share Sale and Purchase Agreement to the Completion. All the representations, warranties and undertakings are deemed to be repeated at Completion of the Share Sale and Purchase Agreement.
     Conditions Precedent
     Beijing Holdings’ obligation to sell, and China Biotech’s obligation to purchase the SPA Sale Shares under the Share Sale and Purchase Agreement, are subject to the satisfaction of certain conditions precedent requiring among other things, the continued NASDAQ listing of the Shares; NASDAQ’s approval for the listing of the Subscription Shares and Warrant Shares currently issuable upon the exercise of the Warrants; approval of the Shareholders of the Company in respect of the sale and purchase of Sale Shares and all other resolutions set out in this Shareholders’ Circular; the preparation and concurrent execution and completion of all necessary transaction documents, including the Placing Agency Agreement, the Subscription Agreements and Registration Rights Agreements for each of Eastern Ceremony and Harvest Smart; the execution of an escrow agreement for the appointment of an escrow agent to facilitate the completion of the sale and purchase and the placing of the Sale Shares; the submission to the escrow agent an executed resignation letter from Mr. Michael Siu as executive director, Chief Financial Officer and Company Secretary, and an executed resignation letter from each of Mr. L C Wan and Mr. Peter Fu as independent directors, effective upon presentation to the Board of Directors of the Company; a certified copy of minutes of a meeting of the Board of Directors approving the registration of China Biotech as a Shareholder of our Company and certain changes to the composition of the Board of Directors; and other conditions precedent common in transactions of this kind.
     Prospective Changes in Composition of the Board of Directors
     As a condition precedent to the completion of the Share Sale and Purchase Agreement, Beijing Holdings must procure an executed resignation letter from Mr. Michael Siu as executive director, Chief Financial Officer and Company Secretary of the Company, and an executed resignation letter from each of Mr. L C Wan and Mr. Peter Fu as independent directors of the Company. The resignation letters shall become effective upon presentation to the Board of Directors.

     Beijing Holdings must provide a certified meeting minutes of the Board of Directors acknowledging the resignation of Mr. Michael Siu and approving the appointment of Mr. Zhenwei Lu as executive director and Mr. Yibing Zhang as Chief Financial Officer and Company Secretary of the Company, effective immediately upon the presentation of Mr. Michael Siu’s resignation letter. The Board of Directors shall also acknowledge as evidenced by the certified meeting minutes, resignation of Mr. L C Wan and Mr. Peter Fu and approve the appointment of Mr. Loong Cheong Chang and Mr. Xiaoping Wang as independent directors of the Company. The completion of the changes in the composition of the Board of Directors is a condition precedent to the completion of the Subscription Agreement between the Company and China Biotech.
     Covenants
     Under the Share Sale and Purchase Agreement, Beijing Holdings will be responsible for all expenses incurred in connection with the Share Sale and Purchase Transaction, and bear the applicable stamp duty. Beijing Holding has agreed to indemnify China Biotech against all liabilities, losses, damages, claims, costs and expenses incurred by China Biotech and arising whether directly or indirectly as a consequence of any breach by Beijing Holdings of any of its obligations, commitments, undertakings, agreements, representations, warranties and indemnities under or pursuant to the Share Sale and Purchase Agreement, subject to a cap of US$5,000,000. China Biotech will indemnify and hold harmless the Company, its controlling persons, their respective directors, officers, agents, shareholders and employees, from and against any and all liabilities resulting from or attributable to the breach of representations, warranties and covenants of China Biotech under the Share Sale and Purchase Agreement. China Biotech has agreed to resell the Sale Shares only in accordance with the provisions of Regulations S, pursuant to an effective registration statement under the Securities Act, or pursuant to an available exemption from registration pursuant to the Securities Act, including the exemption from registration provided by Rule 144 under the Securities Act.
Summary of Major Terms of the Placing Agency Agreement
     The following summary of the provisions of the Placing Agency Agreement is qualified in its entirety by the full text of the Placing Agency Agreement appended hereto as Annex 5.
     Beijing Holdings, together with China Internet, CMEC and Perfect Capital (each individually, a “Vendor”, and collectively, “Vendors”) entered into a Placing Agency Agreement with China Merchants Securities, appointing China Merchants Securities as the placing agent to assist in the placing of 4,250,000 Shares of the issued and outstanding Shares of the Company by way of private placement to Other Investors at a Placing Sale Share Price of US$2.50 per Share. The Vendors will collectively receive cash consideration of US$10,625,000 upon the completion of the Placing. The completion of the Placing Agency Agreement will occur not later than 10 business days following the Annual Meeting of the Shareholders of the Company (or such other date as may be agreed in writing between the Vendors and China Merchants Securities), and satisfaction of all other conditions precedent, which are further summarized below. Pursuant to the Placing Agency Agreement, the placing agent will receive 1% of the Placing proceeds in US dollars as placing commission. The placing commission is inclusive of all transaction levies, fees costs, charges and expenses of or incidental to the Placing. The placing agent is entitled to keep any brokerage commissions from the placees.

     Representations, Warranties and Undertakings
     Under the Placing Agency Agreement, each Vendor makes customary representations, warranties and undertakings to the Placing Agent that generally relate to its organization; the authorization, binding effect and enforceability of the Placing Agency Agreement; the valid issuance of the Shares being sold; continued NASDAQ listing of the Shares; legal and regulatory compliance with all applicable securities laws and regulations including applicable transfer and selling restrictions under the Securities Act; litigation; and other matters common in transactions of this kind. The Vendors are also required to make representations, warranties and undertakings to the Placing Agent that to the best of their knowledge, there has not been any material adverse changes in the Company’s business, operations, financial condition or results of operations from the date of the Placing Agency Agreement to the Completion. All the representations, warranties and undertakings are deemed to be repeated at Completion of the Placing.
     The Placing Agent has the obligation to ensure that the placees under the Placing are not affiliates of our Company, are not U.S. Persons and are acquiring the Placing Sale Shares solely for investment purposes.
     Conditions Precedent
     The obligations of the Vendors to sell the Placing Sale Shares under the Placing Agency Agreement, and the obligations of the placing agent and the placees to place and purchase the Placing Sale Shares, are subject to the satisfaction of certain conditions precedent requiring among other things, the continued NASDAQ listing of the Shares, including the Placing Sale Shares; NASDAQ’s approval of the supplemental listing application for the listing of the Subscription Shares and Warrant Shares that would be currently issuable upon the exercise of the Warrants; approval of the Shareholders of the Company in respect of the Placing of Sale Shares, the sale and purchase of Sale Shares, the issuance of Subscription Securities and all other resolutions as set out in this Shareholders’ Circular; board resolutions of each of the Vendors, approving the entering into and performance of the Placing Agency Agreement, transfer of the Placing Sale Shares and the execution of all other documents contemplated thereunder; shareholders’ resolutions of each of the Vendors (except Beijing Holdings) approving the entering into and performance of the Placing Agency Agreement and transfer of the Placing Sale Shares; concurrent execution and completion of all necessary transaction documents, including the Share Sale and Purchase Agreement, the Subscription Agreements and Registration Rights Agreements for each of Eastern Ceremony and Harvest Smart; the execution of an escrow agreement for the appointment of an escrow agent to facilitate the completion of the Placing and the sale and purchase of the Sale Shares; and other conditions precedent common in transactions of this kind.

     Other Covenants
     The Placing Agent undertakes to each Vendor that it will comply and cause any and all of its sub-agents to comply with the selling restrictions as set out in Schedule 2 of the Placing Agency Agreement. In addition, each Vendor, severally, and not jointly or jointly and severally, undertakes to indemnify the Placing Agent in full for any investigation, action, claim against the Placing Agent in connection with the placing of the Placing Sale Shares, or any material breach of Vendor’s representations, undertakings, and warranties under or pursuant to the Placing Agency Agreement.
     THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ORDINARY RESOLUTION WITH RESPECT TO THE PROPOSAL FOR THE SALE AND PLACING OF SALE SHARES BY BEIJING HOLDINGS, CHINA INTERNET, CMEC AND PERFECT CAPITAL TO CHINA BIOTECH AND OTHER INVESTORS AND WITH RESPECT TO ALL PROSPECTIVE AND PAST TRANSFERS OF SHARES.

BENEFICIAL OWNERSHIP OF SHARES OF CTDC BEFORE AND
AFTER THE COMPLETION OF THE SUBSCRIPTION OF SUBSCRIPTION
SECURITIES AND THE SALE OF SALE SHARES
     The following table shows the changes of the share capital of the Company before and after the completion of the subscription of the Subscription Securities and the sale and placing of Sale Shares:
(a)	Current Shareholdings

SHAREHOLDERS	SHARES	PERCENTAGE
Beijing Holdings	5,248,730	46.41%
China Internet	1,186,441	10.49%
CMEC	974,576	8.62%
Perfect Capital	849,576	7.51%
CAS (Great Legend)	508,474	4.50%
Public	2,541,700	22.47%

Total	11,309,497	100.00%

(b)	Completion of the Subscription of the Subscription Securities and the Sale and Placing of Sale Shares (before Exercise of Warrants)

SHAREHOLDERS	SHARES	PERCENTAGE
China Biotech	3,500,000	25.34%
Beijing Holdings	2,009,323	14.55%
Eastern Ceremony	1,000,000	7.24%
Harvest Smart	1,000,000	7.24%
CAS (Great Legend)	508,474	3.68%
Public	5,791,700	41.94%

Total	13,809,497	100.00%

(c)	After Full Exercise of Warrants

SHAREHOLDERS	SHARES	PERCENTAGE
China Biotech	5,500,000	32.72%
Beijing Holdings	2,009,323	11.95%
Eastern Ceremony	1,500,000	8.92%
Harvest Smart	1,500,000	8.92%
CAS (Great Legend)	508,474	3.02%
Public	5,791,700	34.45%

Total	16,809,497	100.00%

PROPOSAL 4
Approval of Amended and Restated Memorandum
and Articles of Association
     We propose making a number of significant amendments to our Memorandum and Articles of Association, as set out in the attached Amended and Restated Memorandum and Articles of Association. The main purposes for these amendments are:
•	To implement international best practices of corporate governance.
     The Amended and Restated Articles of Association will provide for the establishment and maintenance of committees of the Board of Directors, including an audit committee, a nominating committee and a compensation committee, that meet all relevant standards of independence, including those of the United States Securities and Exchange Commission and NASDAQ listing standards, for so long as our Shares are listed on NASDAQ or another national securities exchange. Although we currently have established audit, nominating and compensation committees, the existing Articles of Association have no specific requirements in this regard. This amendment will bring the Articles of Association in line with our current practice.
•	To increase transparency and corporate accountability to Shareholders.
     The Amended and Restated Articles of Association will require us to hold an annual general meeting of shareholders, to prepare financial statements in accordance with generally accepted accounting principles in the United States (“US GAAP”) and to have such financial statements audited by independent auditors. Although we currently hold an annual general meeting of Shareholders, prepare financial statements in accordance with US GAAP and have such financial statements audited by independent auditors, the existing Articles of Association have no specific requirements in this regard. This amendment will bring the Articles of Association in line with our current practice.
•	To provide the Board of Directors with authority in relation to the issuance of Shares and other basic corporate matters, to ensure flexibility of decision-making consistent with our status as a public listed company.
     Under the current Articles of Association, the issuance of Shares and fixing the consideration for such Shares require a Special Resolution of Shareholders. These provisions are unusually restrictive for the constitution of a NASDAQ listed company. For public listed companies, decision-making authority regarding such matters is usually conferred on the board of directors, to ensure that the board has sufficient flexibility to finance the company’s operations and respond to market opportunities. This amendment will permit the Board of Directors to issue new Shares; provided that, for so long as our Shares are listed on NASDAQ or another national securities exchange, the Shareholders must approve any issuance of new Shares in excess of 20% of the Shares outstanding immediately prior to such issuance.

•	To eliminate certain other provisions relating to Special Resolutions of Shareholders that are inconsistent with our status as a public listed company.
     Under the current Articles of Association, all transfers of Shares; issuance or disposal of Shares; combination or division of Shares; increase and reduction of the Company’s capital; listing of the Company’s Shares; entering into new lines of business or making acquisitions of new businesses; substantial change in the primary businesses of the Company or its subsidiaries; liquidation, dissolution, bankruptcy of the Company or its subsidiaries; disposition of all or a substantial part of the assets of the Company and its subsidiaries; all require approval by a Special Resolution of Shareholders. Some of these provisions are unusually restrictive for the articles of association of a public listed company and, in some cases, inconsistent with such status.
     The proposed amendments will either eliminate these provisions or lower the approval requirements in respect of these matters. The result is that some of these actions, such as transfers of Shares, will no longer require any approval provided that the transfers of Shares comply with other relevant procedural requirements set out in the proposed Amended and Restated Memorandum and Articles of Association. The listing of Shares; the issuance or disposal of Shares; the acquisition of assets that are outside the ordinary course of business of the Company or its subsidiaries; the entering into of new lines of business or making acquisitions of new businesses and the substantial change in the primary businesses of the Company or its subsidiaries, will be subject to a resolution of the Board of Directors instead of a Special Resolution of the Shareholders. The merger, consolidation or other business combination affecting the Company or its subsidiaries will, in accordance with the requirements of the laws of the British Virgin Islands, be subject to an Ordinary Resolution instead of a Special Resolution of the Shareholders. Other actions, such as the combination or division of Shares, increase and reduction of the Company’s capital, liquidation, dissolution, bankruptcy of the Company or its subsidiaries, disposition of all or a substantial part of the assets of the Company and its subsidiaries, will be subject to approval by an Ordinary Resolution instead of a Special Resolution of the Shareholders. We believe that these amendments are consistent with our status as a public listed company and market practice.
Summary of Major Amendments in the Amended and Restated Memorandum and Articles of Association
     The following is a general description of the principal changes, deletions, and additional requirements proposed for the Company’s Memorandum and Articles of Association and is qualified by and subject to the full text of the Amended and Restated Memorandum and Articles of Association:
     Memorandum of Association
     Registered Agent
     The name of the registered agent has now been amended to reflect the current name of the registered agent.

     Objects
     The Memorandum of Association has been amended to encompass the current scope and nature of the business activities of the Company.
     Authorized Capital
     The authorized share capital of the Company has been increased from US$25,000,000 to US$50,000,000 through amendment of the Memorandum of Association to provide for future allotments and issue of Shares in the capital of the Company.
     The Company intends to actively explore potential business opportunities in its core business industries to maximize the return to its Shareholders. As such, the Company may from time to time require additional financing for expansion or acquisitions of assets or businesses. The Board of Directors believes that the proposed increase in the Company’s authorized Share capital will be reasonably sufficient to cover the financing needs of the Company in the near to intermediate future, and will provide the Company with the ability to issue additional shares subject to obtaining the approval of the Board of Directors or Shareholders, as applicable, for financing purposes on a timely basis.
     Transfer of Shares
     Under Clause 14 of the existing Memorandum of Association, and subject to the provisions of Regulation 39 of the Articles of Association, Shares may be transferred, subject to the prior or subsequent approval of the Company as evidenced by a resolution of the Shareholders. The Board of Directors believes that such requirement is burdensome and not appropriate in light of the Company’s status as a listed company on NASDAQ. To subject any transfer of Shares to either prior or subsequent approval of Shareholder would impose unnecessary burdens on the holders of the Shares and would affect the liquidity of the Shares of the Company. As such, the proposed amendments have deleted the requirement to subject any transfer of Shares in the Company to either prior or subsequent approval of the Company as evidenced by a resolution of the Shareholders from the Memorandum of Association. Under the proposed amendments, the Shares of the Company may be transferred without any approval from either the Board of Directors or Shareholders.

     Amendment of the Memorandum and Articles of Association
     Under the existing Memorandum of Association, the Company may amend its Memorandum and Articles of Association by a Special Resolution of the Shareholders.
     The proposed amendment will lower the Shareholder approval threshold required for amending the Memorandum and Articles of Association from a super majority to a simple majority vote. The proposed amendment if approved, would allow the Company to make necessary changes in its constitutional documents to address the changing needs of the Company in a more efficient manner without unnecessary delay.
     Articles of Association
     Definitions
     Definitions for “Board”, “Directors” and “NASDAQ” have been added, and the existing definition for “the Act” has been amended to extend reference to the BVI Business Companies Act 2004 to which the Company shall become subject on and after 1 January 2007.
     Issuance and Disposal of Shares
     Under the existing Articles of Association, the allotment, issuance or disposal of unissued Shares and treasury Shares of the Company, and the determination of what shall constitute appropriate consideration for the issue of Shares, are matters requiring approval by a Special Resolution of the Shareholders. These provisions are unusually restrictive for the articles of association of a public listed company. For public listed companies, decision-making authority regarding such matters is usually conferred on the Board of Directors, to ensure that the board has sufficient flexibility to finance the company’s operations and respond to market opportunities.
     The proposed amendments of Regulations 11, 13, 14, 16 and 18 of the Articles of Association will provide the Board of Directors the authority and the flexibility to deal with matters involving the allotment, issue or disposal of unissued Shares and treasury Shares of the Company, and the determination of what shall constitute appropriate consideration for the issue of Shares in a timely manner by a resolution of directors rather than by a Special Resolution of the Shareholders. The Board of Directors will be able to issue new Shares provided that, for so long as our Shares are listed on NASDAQ or another national securities exchange, the Shareholders must approve any issuance of new Shares in excess of 20% of the Shares outstanding immediately prior to such issuance. This added flexibility will significantly improve the Company’s ability to act quickly in response to potential business opportunities. However, such Share issuance will also dilute the shareholdings of the existing Shareholders without the need to obtain the approval from the Shareholders.

     Transfer of Shares
     Specific provision has now been made for a mechanism to deal with the transfer of uncertificated Shares.
     Reduction or Increase in Authorized Share Capital; Division or Combination of Shares
     Under the existing Articles of Association, any proposal to increase or reduce authorized share capital of the Company; to divide or combine shares; and to increase capital through transfer of an amount from surplus to capital require the approval by a Special Resolution of the Shareholders.
     The proposed amendments to Regulations 47, 48 and 49 would lower the approval requirement from a Special Resolution to an Ordinary Resolution of the Shareholders. Accordingly, a proposal to increase or reduce authorized share capital, to combine or divide Shares or to increase capital of the Company by transferring an amount of surplus of the Company to capital will only require a simple majority vote of the Shareholders.
     Meetings
     Under the existing Articles of Association, there is no specific requirement that the Company must hold at least one annual meeting of the Shareholders. Under Regulation 54, the Board of Directors is required to convene a Shareholders’ meeting upon receipt of the written request of Shareholders holding 10% or more of the outstanding voting Shares. In addition, Regulation 55 of the existing Articles of Association only requires the Board of Directors to give not less than 7 days notice to the Shareholders before holding a Shareholders’ meeting.
     The proposed amendments to Regulation 53 will require the Company to hold at least one annual meeting of the Shareholders. In addition, Regulation 54 has been amended to raise the shareholding threshold required for demanding a Shareholders’ meeting from the current 10% to 20% or more of the outstanding voting shares of the Company. The required notice period for the meetings of the Shareholders in Regulation 55 has also been increased from 7 to 21 days to provide the Shareholders of the Company additional time to consider proposals submitted by the Board of Directors and to reflect market practice of a NASDAQ listed company. The quorum for an adjourned meeting of Shareholders of the Company (either in person or by proxy) shall not be less than 33.33 per cent of the votes of the Shares entitled to vote on the resolutions to be considered at the Shareholders’ meeting.

     Matters requiring Special Resolution
     Regulation 73 of the existing Articles of Association requires a Special Resolution of the Shareholders of the Company to approve the listing of the Company’s Shares other than for quotation on NASDAQ or a stock exchange in the US; any acquisition of assets which is outside the ordinary course of business of the Company or its subsidiaries or any acquisition, merger, consolidation or business combination that affects the Company or its subsidiaries; any substantial changes in the primary businesses of the Company or its subsidiaries; and any liquidation, dissolution, winding up, bankruptcy insolvency, recapitalization of the Company or its subsidiaries, or the sale of assets or other disposition of substantial part of the assets of the Company and its subsidiaries.
     The Board of Directors believes that provisions under existing Regulation 73 are unusually restrictive for the articles of association of a public listed company and may unnecessarily hinder the development of the Company and the Board of Directors’ ability to take advantage of emerging opportunities.
     The proposed Amended and Restated Articles of Association deletes Regulation 73 in its entirety. The result of the deletion of Regulation 73 is that some of these actions, such as the listing of Shares, the acquisition of assets outside the ordinary course of business of the Company or its subsidiaries, substantial change in the primary businesses of the Company or its subsidiaries, will be subject to a resolution of the Board of Directors instead of a Special Resolution of the Shareholders. The merger, consolidation or other business combination affecting the Company or its subsidiaries, will, in accordance with the requirements of the laws of the British Virgin Islands, be subject to an Ordinary Resolution instead of a Special Resolution of the Shareholders. The liquidation, dissolution, bankruptcy of the Company or its subsidiaries, disposition of more than 50% of the assets of the Company and its subsidiaries will also be subject to approval by an Ordinary Resolution instead of a Special Resolution of the Shareholders, in accordance with the requirements of the laws of the British Virgin Islands.
     In addition to the deletion of Regulation 73, we also propose to make other amendments to the Articles of Association which will eliminate or lower the approval requirements in respect of certain other matters. Transfers of Shares for example, will no longer require any Shareholder approval provided that the transfers of Shares comply with other relevant procedural requirements set out in the proposed Amended and Restated Memorandum and Articles of Association. The issuance of Shares up to 20% of the aggregate number of Shares outstanding immediately prior to such issuance and the disposal of Shares will be subject to a resolution of the Board of Directors instead of a Special Resolution of the Shareholders for so long as our Shares are listed on NASDAQ or another national securities exchange. The issuance of new Shares in excess of 20% of the Shares outstanding immediately prior to such issuance will still require the approval of the Shareholders by an Ordinary Resolution. Other actions, such as the combination or division of Shares, increase and reduction of the Company’s capital will be subject to approval by an Ordinary Resolution instead of a Special Resolution of the Shareholders. We believe that these amendments are consistent with our status as a public listed company and market practice.

     Classification and Rotation of Directors
     Under the proposed Amended and Restated Articles of Association, directors will be divided into three classes, with the term of each class ending at the annual meeting of the Shareholders three years after the annual meeting at which such directors were elected. Initially, the term of directors of the three classes will end at the annual meeting of Shareholders in 2007, 2008 and 2009. The result of these changes is that only approximately one-third of directors will be subject to resignation, and only that number of directors will be subject to election or re-election by Shareholders, at each annual meeting. Retiring directors shall be eligible for re-election. Under the existing Articles of Association, the entire Board of Directors is treated as one class. The terms of all directors expire at each annual meeting of Shareholders, and all directors are subject to election or re-election by Shareholders at each annual meeting. The Board of Directors believes that the proposed amendments will ensure there is a high degree of continuity in the composition of the Board which will enhance the operation efficiency of the Board of Directors. On the other hand, the classification of the Board of Directors may make it more difficult for shareholders of a potential acquiror to change the composition of the Board of Directors.
     Proceedings of Directors
     Under Regulation 53 of the existing Articles of Association, the Company only needs to provide the directors not less than 3 days advance notice before holding a Board of Directors meeting.
     The proposed amendment to Regulation 53 has increased the notice period from 3 to 7 days. The proposed amendment improves corporate governance by ensuring proper notice is given to directors for any board meeting to be held so that the directors may have sufficient time to consider and evaluate the matters to be discussed during the board meeting.
     Nominating Committee, Compensation Committee and Audit Committee
     The proposed Amended and Restated Articles of Association will add Regulations 106A to C, 106D to F and 134A to C to provide for establishment and maintenance of committees of the Board of Directors, including audit committee, nominating committee and compensation committee, that meet all relevant standards of independence, including those of the United States Securities and Exchange Commission and NASDAQ listing standards, for so long as our Shares are listed on NASDAQ or another national securities exchange. Although we currently have established audit, nominating and compensation committees, the existing Articles of Association have no specific requirements in this regard. This amendment will bring our Articles of Association in line with our current practice.

     Annual Meeting, Accounts and Audit
     The proposed Amended and Restated Articles of Association will add Regulations 126A – B to impose specific requirements requiring us to hold an annual general meeting of shareholders, to prepare financial statements in accordance with generally accepted accounting principles in the United States (“US GAAP”) and to have such financial statements audited by independent auditors. Although we currently hold an annual general meeting of shareholders, prepare financial statements in accordance with US GAAP and have such financial statements audited by independent auditors, the existing Articles of Association have no specific requirements in this regard. This amendment will bring our Articles of Association in line with our current practice.
     The proposed amendments if approved, will require the directors to cause to be prepared annual financial statements in a way that will giving a true and fair view of the results, financial condition, cash flows of the Company as well as changes in shareholders’ equity as of and for the period ended on the balance sheet date. The directors will have the responsibility to ensure that the financial statements of the Company are fairly presented in accordance with generally accepted accounting principles in the United States in effect from time to time for so long as the Shares of the Company are listed on NASDAQ or another national securities exchange. The proposed amendments will also require that the annual financial statements prepared by the Company be audited by independent auditors who shall comply with standards of independence established by the SEC and the Public Company Accounting Oversight Board.
     In summary, the Board of Directors believe that the proposed amendments, if approved, will bring the Memorandum and the Articles of Association of the Company into line with that of the other listed companies and into full compliance with the relevant SEC rules and NASDAQ requirements. The proposed amendments will strengthen and enhance the Company’s corporate governance and internal control procedures, including internal control over financial reporting, and increase transparency and accountability to Shareholders by requiring annual meetings and preparation of audited financial statements.
     As such, on November 27, 2006, the Board of Directors adopted a resolution by unanimous written consent approving a proposal for the Company to adopt the Amended and Restated Memorandum and Articles of Association containing changes outlined above. The approval of the Amended and Restated Memorandum and Articles of Association requires the approval of Shareholders by a Special Resolution and the Amended and Restated Memorandum and Articles of Association incorporating the proposed amendments are set forth in Annex 6 and 6.1, respectively. The Board of Directors has determined that the adoption of the Amended and Restated Memorandum and Articles of Association is advisable and has directed that the proposal for adoption be considered at the Annual Meeting.
     THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE SPECIAL RESOLUTION WITH RESPECT TO THE PROPOSAL TO ADOPT THE AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION.

PROPOSAL 5
Approval of the Company’s 2006 Stock Option Plan
     On November 16, 2006, Members of the Compensation Committee unanimously resolved by a written resolution to recommend to the Board of Directors of the Company to approve the Company’s 2006 Stock Option Plan (the “2006 Stock Option Plan”). The Board of Directors adopted the 2006 Stock Option Plan on November 27, 2006, which covered 1,000,000 Shares and directed that the 2006 Stock Option Plan be submitted to the Company’s Shareholders for approval at the Annual Meeting.
     The Compensation Committee comprises three independent directors, Mr. Peter Fu, Mr. L C Wan and Mr. Yezhong Ni. The committee was established pursuant to a board resolution adopted on July 25, 2005 for the purposes of establishing remuneration standards for our officers, performing such other functions as provided under employee benefit programs and administering the stock option plans.
     2006 Stock Option Plan
     Types of Grants and Eligibility
     The 2006 Stock Option Plan is designed to provide incentives to employees (including key employees such as officers and directors) of the Company and to consultants and directors who are not employees of the Company and its subsidiary companies (the “Group”) and to offer an additional inducement in obtaining the services of such individuals.
     Shares Subject to the 2006 Stock Option Plan
     The aggregate number of Shares for which options may be granted under the 2006 Stock Option Plan may not exceed 1,000,000 shares, such Shares may consist either in whole or in part of authorized but unissued Shares or Shares held in the treasury of the Company. Shares subject to an option which expires, or for any reason is cancelled or is terminated, unexercised, or which ceases for any reason to be exercisable may again become available for the granting of options under the 2006 Stock Option Plan.

     Administration of the 2006 Stock Option Plan
     The 2006 Stock Option Plan is administered by the Company’s Compensation Committee (the “Committee”).
     Subject to the express provisions of the 2006 Stock Option Plan, the Committee has the authority, in its sole discretion, with respect to options, to determine, among other things: the key employees, consultants and advisors who are to receive options; the times when they may receive options; the number of Shares to be subject to each option; the term of each option; the date each option is to become exercisable; whether an option is to be exercisable in whole, in part or in installments, and, if in installments, the number of Shares to be subject to each installment; whether the installments are to be cumulative; the date each installment is to become exercisable and the term of each installment; whether to accelerate the date of exercise of any installment; whether Shares may be issued on exercise of an option as partly paid, and, if so, the dates when future installments of the exercise price are to become due and the amounts of such installments; the exercise price of each option; the form of payment of the exercise price; whether to restrict the sale or other disposition of the Shares acquired upon the exercise of an option and to waive any such restriction; and whether to subject the exercise of all or any portion of an option to the fulfillment of contingencies as specified in an applicable stock option contract. With respect to all options, the Committee has such discretion to determine the amount, if any, necessary to satisfy the Company’s obligation to withhold taxes; with the consent of the optionee, to cancel or modify an option, provides such option as modified would be permitted to be granted on such date under the terms of the 2006 Stock Option Plan; to prescribe, amend and rescind rules and regulations relating to the 2006 Stock Option Plan; and to make all other determinations necessary or advisable for administering the 2006 Stock Option Plan. The Board of Directors also has the authority described above with respect to the granting of director options.
     Exercise Price
     The exercise price of the Shares under each option is to be determined by the Committee at the time of the grant. The exercise price of the Shares is to be equal to the fair market value of the Shares subject to such option on the date of grant.
     Term
     The term of each option granted pursuant to the 2006 Stock Option Plan is established by the Committee, in its sole discretion, at or before the time such option is granted. Subject to early termination, the option of each non-employee director is exercisable for a term of ten years from the date of grant.

     Exercise
     An option (or any part or installment thereof), to the extent then exercisable, is to be exercised by giving written notice to the Company at its principal office. Payment in full of the aggregate exercise price may be made (a) in cash or by certified check, or (b) if the applicable stock option contract at the time of grant so permits, with the authorization of the Committee, with previously acquired Shares having an aggregate fair market value, on the date of exercise, equal to the aggregate exercise price of all options being exercised, or (c) with any combination of cash, certified check or Shares.
     The Committee may, in its discretion, permit payment of the exercise price of an option by delivery by the optionee of a properly executed exercise notice, together with a copy of his irrevocable instructions to a broker acceptable to the Committee to deliver promptly to the Company the amount of sale or loan proceeds sufficient to pay such exercise price.
     Termination of Relationship
     Any employee holder of an option whose employment or relationship with the Company (and its parent and subsidiaries) has terminated for any reason other than his death or disability may exercise such option, to the extent exercisable on the date of such termination, at any time within three months after the date of termination, but not thereafter and in no event after the date the option would otherwise have expired; provided, however, that if his employment is terminated either (a) for cause, or (b) without the consent of the Company, said option terminates immediately. Options granted to employees under the 2006 Stock Option Plan are not affected by any change in the status of the holder so long as he or she continues to be a full-time employee of the Company, its parent or any of its subsidiaries (regardless of having been transferred from one corporation to another).
     Death or Disability
     If an optionee dies (a) while he is an employee or consultant to, the Company, its parent or any of its subsidiaries, (b) within three months after the termination of such relationship (unless such termination was for cause or without the consent of the Company), or (c) within one year following the termination of such relationship by reason of disability, an option may be exercised, to be extent exercisable on the date of death, by an executor, administrator or other person at the time entitled by law to the rights of the optionee under such option, at any time within one year after death, but not thereafter and in no event after the date the option would otherwise have expired.
     Any optionee whose relationship has terminated by reason of disability may exercise his option, to the extent exercisable upon the effective date of such termination, at any time within one year after such date, but not thereafter and in no event after the date the option would otherwise have expired.

     Adjustments Upon Changes in Shares
     Notwithstanding any other provisions of the 2006 Stock Option Plan, in the event of any change in the outstanding Shares by reason of a share dividend, recapitalization, merger or consolidation in which the Company is the surviving corporation, split-up, combination or exchange of Shares or the like, the aggregate number and kind of Shares subject to the 2006 Stock Option Plan, the aggregate number and kind of Shares subject to each outstanding option and the exercise price thereof will be appropriately adjusted by the Board of Directors, whose determination will be conclusive.
     In the event of (a) the liquidation or dissolution of the Company or (b) a merger or consolidation in which the Company is not the surviving corporation, any outstanding options will terminate, unless other provision is made therefore in the transaction.
     Amendments and Termination of the 2006 Stock Option Plan
     No option may be granted under the 2006 Stock Option Plan after December 2016. The Board of Directors, without further approval of the Company’s Shareholders, may at any time suspend or terminate the 2006 Stock Option Plan, in whole or in part, or amend it from time to time in such respects as it may deem advisable, including, without limitation, to comply with the provisions of certain rules and regulations promulgated by the Securities and Exchange Commission, among other things; provided, however, that no amendment may be effective without the requisite prior or subsequent Shareholder approval which would (a) except as required for anti-dilution adjustments, increase the maximum number of Shares for which options may be granted under the 2006 Stock Option Plan, (b) materially increase the benefits to participants under the 2006 Stock Option Plan, or (c) change the eligibility requirements for individuals entitled to receive options under the 2006 Stock Option Plan.
     Non-Transferability of Options
     No option granted under the 2006 Stock Option Plan may be transferable otherwise than by will or the laws of descent and distribution, and options may be exercised, during the lifetime of the holder thereof, only by such holder or such holder’s legal representatives. Except to the extent provided above, options may not be assigned, transferred, pledged, hypothecated or disposed of in any way (whether by operation of law or otherwise) and may not be subject to execution, attachment or similar process.
     THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE SPECIAL RESOLUTION WITH RESPECT TO THE PROPOSAL TO APPROVE THE 2006 STOCK OPTION PLAN.

PROPOSAL 6
Approval of Appointment of Independent Registered Public
Accounting Firm
     The Audit Committee assists the Board of Directors by overseeing the performance of the independent registered public accounting firm that performs audit services for the Company and is responsible for retaining (subject to Shareholder ratification) and, as necessary, terminating, the independent registered public accounting firm. On November 27, 2006, the Audit Committee of the Board of Directors resolved to appoint Friedman LLP to be the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2006. The term of the Company’s current independent registered public accounting firm, PriceWaterhouseCoopers (“PwC”), which has served as the Company’s independent registered public accounting firm since the Company’s initial public offering in 1996, will expire on December 22, 2006.
     Before selecting Friedman LLP, the Audit Committee carefully considered Friedman LLP’s qualifications as independent accountants for the Company. This included a review of its professional experience, its reputation for integrity and competence in the fields of accounting and auditing. The Audit Committee has expressed its satisfaction with Friedman LLP in all of these respects. The Board of Directors and the Company’s Audit Committee believe that it is appropriate to submit for approval by its Shareholders its appointment of Friedman LLP as the Company’s independent registered public accounting Firm for the fiscal year ending December 31, 2006.
     A representative of Friedman LLP is expected to be present at the Annual Meeting. That representative will have an opportunity to make a statement and will be available to respond to questions regarding this and any other appropriate matters. A brief introduction on Friedman LLP is attached to this Shareholders’ Circular as Annex 7.
     THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ORDINARY RESOLUTION IN RELATION TO THE PROPOSAL TO APPROVE THE APPOINTMENT OF FRIEDMAN LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2006.

MISCELLANEOUS
Forward-looking Statements
     The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements made in our disclosures to the public. There is certain information contained herein, in our press releases and in oral statements made by authorized officers of the company which are forward-looking statements, as defined by such Act. When used herein, in our press releases and in such oral statements, the words “estimate,” “project,” “anticipate,” “expect,” “intend,” “believe,” “plans,” and similar expressions are intended to identify forward-looking statements.
GENERAL
     Management does not know of any matters other than those stated in this Shareholders’ Circular that are to be presented for action at the meeting. If any other matters should properly come before the meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies. Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.
     The Company will bear the cost of preparing, printing, assembling and mailing the proxy, the Shareholders’ Circular and other material which may be sent to Shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request. In addition to the solicitation of proxies by use of the mails, officers and regular employees of the Company may solicit proxies without additional compensation, by telephone or telegraph. We have engaged American Stock Transfer & Trust Company, to assist in the distribution of proxy solicitation materials and the solicitation of votes. Other than reimbursement of certain out-of-pocket expenses, there is no additional fee for its service to distribute proxy solicitation materials and the solicitation of votes. We may reimburse brokers or other persons holding stock in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.
     The Company will provide without charge to each person being solicited by this Shareholders’ Circular, on the written request of any such person, a copy of our Annual Report on Form 20-F for the year ended December 31, 2005 (as filed with the SEC) including the financial statements thereto. All such requests should be directed to the Company Secretary, Room 2413-18, Shui On Centre, 8 Harbour Road, Wanchai, Hong Kong, China.

WHERE YOU CAN FIND MORE INFORMATION
     CTDC files annual reports on Form 20-F and reports on Form 6-K and other documents with the SEC under the Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.
     We “incorporate by reference” information that we file with the SEC in other documents into this Shareholders’ Circular. This means that the Company can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this Shareholders’ Circular. The information that the Company files with the SEC in the future and incorporates by reference in this Shareholders’ Circular automatically updates and supersedes previously filed information. Such updated and superseded information will not, except as so modified or superseded, constitute part of this Shareholders’ Circular.
     The Company incorporates by reference into this Shareholders’ Circular each document we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Shareholders’ Circular and prior to the Annual Meeting. We also incorporate by reference into this Shareholders’ Circular the following documents that we filed with the SEC under the Exchange Act:
•	Our Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed on September 19, 2006;

•	The Form 6-K on announcement of regaining compliance with NASDAQ continued listing requirements, filed on September 22, 2006; and

•	The Form 6-K on financial results announcement for the six months ended June 30, 2006, filed on October 6, 2006.

SHAREHOLDER PROPOSALS
     The Annual Meeting of Shareholders for the fiscal year ending December 31, 2007 is expected to be held in October 2007. Any Shareholder proposal intended to be included in the Company’s Shareholders’ Circular and form of proxy for presentation at the 2007 Annual Meeting of Shareholders (the “2007 Meeting”) pursuant to Rule 14a-8 (“Rule 14a-8”), as promulgated under the Securities Exchange Act of 1934, as amended, must be received by the Company not later than April 30, 2007. As to any proposals submitted for presentation at the 2007 Meeting outside the processes of Rule 14a-8, the proxies named in the form of proxy for the 2007 Meeting will be entitled to exercise discretionary authority on that proposal unless the Company receives notice of the matter on or before April 30, 2007.

By Order of the Board of Directors

Michael Siu
Company Secretary
November 28, 2006

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Altus Capital Limited
8/F Hong Kong Diamond Exchange Building
8 Duddell Street, Central
Hong Kong
14 November 2006
The Special Committee
China Technology Development Group Corporation
Room 2413-18, 24/F Shui On Centre
8 Harbour Road
Wanchai
Hong Kong
Dear Sir/Madam,
CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
(THE “COMPANY”)
SUBSCRIPTION OF NEW SHARES AND WARRANTS TO BE ISSUED BY THE COMPANY
BY A NUMBER OF NEW INVESTORS
INTRODUCTION
We refer to our appointment as independent financial adviser to advise the Special Committee, which comprises Messrs. Xinping Shi, LC Wan and Weidong Wang, in relation to, in particular, the fairness and reasonableness on the pricing of the proposed subscription of new shares of the Company (“New Shares”) and warrants (“Warrants”) to be issued by the Company, by a number of new investors (collectively, the “Transactions”).
For the avoidance of doubt, this Letter is addressed only to the Special Committee and not to the shareholders of the Company. The purpose of this Letter is to assist the Special Committee in forming an opinion on the fairness and reasonableness of the prices for the Transactions.
BASIS OF OUR OPINION AND RECOMMENDATION
In formulating our opinion with regard to the Transactions, we have relied to a considerable extent on the information, statements, opinions and representations contained in filings of the Company to the regulators, including the United States Securities and Exchange Commission and the information, opinions and representations provided or made to us by the Directors and representatives of the Company. We assume that all such information, statements, opinions and representations, for which the Directors and representatives of the Company are solely and wholly responsible, are true and

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accurate at the time when they were made and continue to be so at the date hereof. We have assumed that all statements of belief, opinion and intention of the Directors were reasonably made after due and careful inquiry. We have also sought and obtained confirmation from the Company that no material facts have been omitted from the information provided and referred to. We have also relied on certain publicly available information and we have assumed such information to be accurate and reliable, and we have not carried out any independent verification on the accuracy of such information.
The Directors confirmed that they have provided us with all currently available information and documents which are available under present circumstances to enable us to reach an informed view, and we have relied on the relevant information so as to provide a reasonable basis for our opinion. We have no reason to suspect that any material facts or information (which is known to the Company, its representatives and the Directors) have been omitted or withheld from the information supplied or opinions expressed nor to doubt the truth, accuracy and completeness of the information, facts, and representation provided, or the reasonableness of the opinions expressed by the Company, its representatives and the Directors. We have not carried out any independent verification on the information provided to us by the Company, its representatives and the Directors, nor have we conducted any form of independent in-depth investigation into the business and affairs, assets and liabilities of the Company, and the prospects of the Group.
PRINCIPAL FACTORS AND REASONS CONSIDERED
In forming our opinion and recommendation, we have taken into consideration the following principal factors and reasons:
1.	BACKGROUND OF THE TRANSACTION
The Company has appointed China Merchants Securities (HK) Co., Ltd. as placing agent for the placing of an aggregate of 2,500,000 New Shares, with the Warrants to purchase an additional 3,000,000 New Shares. The New Shares represent: (i) approximately 22.11% of the existing issued share capital of the Company; and (ii) approximately 18.10% of the issued share capital as enlarged by the placing of New Shares (before full exercise of the Warrants).
The New Shares will be placed at the range of US$2.25 to 2.75 per New Share and the Company will also allot and issue the Warrants to the placees of the New Shares. The Warrants will be issued in units of US$0.01 each for a total of US$30,000 in Warrant premium which entitle the holder thereof to subscribe for shares of the Company (“Shares”). According to the Company, China Biotech Holdings Limited (“CBH”) intends to subscribe for 1,500,000 New Shares. Mr. Alan Li, Mr. Zhenwei Lu and Mr. Yibing Zhang, respectively the Director, Chief Investment Officer and Senior Vice-President of the Company, are also directors of CBH.

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Gross proceeds from the placing of New Shares and the Warrants are estimated to be between US$5,655,000 and US$6,905,000 and the Company intends to use the net proceeds: (i) to fund the existing business operations of the Group; (ii) to expand the businesses of the Group including the construction of a factory in Fujian etc.; and (iii) for general working capital of the Group.
Based on the 11,309,497 Shares in issue as at the date hereof, the price range of US$2.25 to 2.75 per New Share values the Company at between US$25.45 million and US$31.10 million.
2.	FINANCIAL PERFORMANCE OF THE GROUP
The Company and its subsidiaries (collectively, the “Group”) were originally engaged in the sanitary wares and ceramic tiles manufacturing business. This business was subsequently disposed of and the Group ventured into internet-related business in June 2000, focusing on system integration services. In 2001, the Group began to phase out the system integration business due to intense competition and in turn, repositioned itself as a network security service and related software developer (“IT Business”). It further ventured into the nutraceutical business in October 2005, which involves the development of nutraceutical products utilising bio-active components of bamboo (“Nutraceutical Business”).
Set out below is an extract of information on the continuing operations of the Group based on its audited consolidated results for the three financial years ended 31 December (“FY”) 2005 and its unaudited consolidated results for the six months ended 30 June 2005 (“HY2005”) and 30 June 2006 (“HY2006”):

US$’000 (Note 1)	FY2003	FY2004	FY2005	HY2005	HY2006
Continuing operations
Revenue	1,051	340	939	416	581
Cost of sales	(553)	(174)	(412)	(211)	(307)

Gross profit	498	166	527	205	274

Operating loss	(548)	(1,348)	(2,237)	(293)	(851)
Loss attributable to shareholders	(164)	(1,297)	(2,407)	(254)	(736)

Gross profit margin	47.4%	48.8%	56.1%	49.3%	47.2%
Selling, general and administrative expenses (“SG&A”)	(1,046)	(972)	(2,748)	(498)	(1,125)

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Note 1:	The functional currency of the Company is Renminbi (“Rmb”), the lawful currency of the People’s Republic of China. For the convenience of readers, translation of amounts from Rmb into United States Dollars (“US$”) has been made at the noon buying rate in New York City for cable transfer in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York City on June 30, 2006 of Rmb 7.9943 = US$1.00 for the operating results of FY2003, FY2004, FY2005, HY2005 and HY2006. No representation is made that the Rmb amounts could have been, or could be, converted into US$ at that rate or at any other certain rate.
FY2004 vs. FY2003
Revenues decreased by more than two-thirds in FY2004 compared to the previous year as the restructuring exercise at the Group’s largest customer of the IT Business resulted in cessation of orders from the Group for two quarters. Consequently, gross profit also decreased accordingly although gross profit margin has been maintained.
As SG&A were only marginally lower despite the large decline in revenue, loss attributable to shareholders increased sharply to US$1.30 million in FY2004 compared with US$0.16 million in FY2003.
FY2005 vs. FY2004
Revenues increased substantially in FY2005 due to (i) the resumption of orders from the Company’s largest customer and increase orders from new customers; and (ii) additional contribution from the Nutraceutical Business from October 2005 onwards. Gross profit margins improved as there is a higher proportion of sales of self-developed products for which the Group has more effective control on material costs.
Despite an increase in gross profit, loss attributable to shareholders increased to US$2.4 million following significant increase in SG&A, which was due mainly to increases in (i) headcount at both corporate office level and the IT Business; and (ii) legal and professional fees incurred for acquisition of the Nutraceutical Business and advisory services.
HY2006 vs HY2005
Compared with HY2005, revenue increased in HY2006 due to additional contribution from the Nutraceutical Business. This is despite a decline in revenue of IT Business. With gross profit margin being maintained at similar levels, gross profit improved to US$0.27 million.
Notwithstanding, SG&A was substantially higher due to higher product development headcount for the IT Business as well as expenses relating to the expansion of corporate office. Consequently, loss attributable to shareholders increased by about 190% to US$0.74 million.

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In summary, the business track record of the Group has not been satisfactory in the past few years. While gross profit margins were maintained, there has been significant fluctuation in revenue between FY2003 and FY2005 due to reliance on certain customers. The Group has continued to incur losses during the period under review as SG&A increased following headcount increases at the corporate office and IT Business and the acquisition of the Nutraceutical Business.
3.	BUSINESS PROSPECTS
Since its inception, the Group’s businesses have undergone several transformations. The Group exited from the sanitary wares and ceramic tiles business in year 2000 as this business segment suffered significant losses where profit margins were eroded as a result of competitions. The Group also terminated its system integration services due to market competitions and repositioned itself as a network security service provider.
IT Business
IDC recently forecast that the performance of the network security market of the People’s Republic of China (“PRC”) would maintain a steady growth rate with compounded annual growth rate (CAGR) of about 20.9% in the coming five years. Total sales in 2010 are estimated to reach US$976 million. According to the management, the Group’s hardware and software products are recognized as the leading network solutions in the PRC and targets large enterprises and government bureaus. The Group is progressively shifting towards marketing its self-developed products, which command higher profit margins.
While the network security market is poised to grow, it is also highly competitive and requires intensive capital investment in research and development (“R&D”) capabilities. We believe the Group’s success in this business segment may be dependent on the management’s ability in setting and executing sound business strategies. These include its ability to successfully market its self-developed products under its own brand name, develop its sales network and maintain competitiveness in terms of R&D capabilities. Also, efforts may need to be made to further diversify the Group’s customer base to avoid over reliance.
Nutraceutical Business
The health dietary supplement market in the PRC has a growth rate of 20% and is expected to continue to grow, as the general public becomes more health conscious and affluent. While the current market is highly fragmented and based mainly on traditional Chinese medicinal and manufacturing processes, going forward, products are likely to be more scientifically based. This will benefit the Group’s products.
The Nutraceutical Business of the Group is at an early stage of development as the products are still being marketed. Being newly acquired, it may take time to fully integrate the Nutraceutical Business.

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In summary, there are no clear indications that the business and financial performance of the Group will significantly turnaround in the near term although in the longer term, both the IT Business and Nutraceutical Business appear to have vast potential, capitalizing on the general growth of the PRC market.
Given the Group’s relatively limited track record in the IT Business and Nutraceutical Business, we believe their success will be dependent on the management’s strategy going forward in the areas of brand-name building, margin enhancement, sales network development and continued capital investment in R&D.
4.	FINANCIAL POSITION OF THE GROUP
Set out below is an extract of information of the Group based on its audited consolidated balance sheet as at 31 December 2005 and its unaudited consolidated balance sheet as at 30 June 2006:

	As at 31	As at 30
US$’000 (Note 1)	December, 2005	June, 2006
Assets
Current assets
Cash and cash equivalents	2,292	878
Inventories	323	380
Due from related parties	1,057	1,106
Others	342	384

Non-current assets
Property, plant, equipment and land	1,213	1,123
Intangible asset	818	737
Goodwill	8,697	8,697
Total assets	14,742	13,305

Liabilities
Accrued professional fees	484	313
Due to a related party	446	62
Others	775	707
Total liabilities	1,705	1,082
Minority interests	690	619

Shareholders’ equity	12,347	11,604

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Note 1:	The functional currency of the Company is Renminbi (“Rmb”), the lawful currency of the People’s Republic of China. For the convenience of readers, translation of amounts from Rmb into United States Dollars (“US$”) has been made at the noon buying rate in New York City for cable transfer in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York City on June 30, 2006 of Rmb 7.9943 = US$1.00 for the financial position as of December 31, 2005 and June 30, 2006. No representation is made that the Rmb amounts could have been, or could be, converted into US$ at that rate or at any other certain rate.
Due to continued losses during the six months ended 30 June 2006, shareholders’ equity deteriorated to US$11.6 million as at 30 June 2006.
It is noted that a large proportion of the Group’s assets of US$13.3 million as at 30 June 2006 consisted of goodwill and intangible asset, which in aggregate amounted to US$9.4 million. Compared with 31 December 2005, cash and cash equivalent have decreased to US$0.9 million as cash was deployed for business expansions. The reduction was also due to repayment to a related party and payments of professional fees. Meanwhile, liabilities have reduced following the aforesaid repayments.
Based on the 11,309,497 Shares in issue as at the date hereof, the net asset value per Share is US$1.03. Excluding the goodwill and intangible asset, the net tangible asset value per Share is US$0.19.
5.	SHARE TRADING HISTORY
The chart below depicts the historical prices of Shares and trading volume since late 2001.

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Historically, there have been significant fluctuations in the prices of Shares and trading volume, particularly since year 2005. In 2005, it traded at a high of US$8.80 and a low of US$1.53 per Share. For year 2006 to-date, Shares traded between a large range of US$1.20 and US$14.50 per Share. During the period, the Company has made several public announcements, amongst others:
(i)	The Company announced on 6 January 2006 that it completed the acquisition of the remaining 49% equity interest in CNT under its Nutraceutical Business;

(ii)	The Company announced on 6 January 2006 its intent on changing its corporate name to China Technology Development Group Corporation;

(iii)	The Company reported on 3 February 2006 that Beijing Holdings has appointed a placing agent to dispose of part of its holding of 1,100,000 Shares at a price of US$2.15 per Share and the reason for the sale was to bring in strategic partners to enhance the Company’s future development;

(iv)	The Company announced on 21 July 2006 that it received a delisting notification from Nasdaq due to failure to file its annual report with the authorities; and

(v)	The Company announced on 22 September 2006 that it has regained compliance with Nasdaq’s continued listing requirement.
The management has confirmed that there are currently no negotiations or agreements relating to intended acquisitions or realisations by the Company and has also confirmed that they are not aware of any matter that is or may be of a market-sensitive nature. We are of the view that the fluctuations in the prices and trading volume of Shares may be due to speculative activities based on the corporate development of the Company as described above.
Having taken into account the Group’s financial performance and position as well as its business prospects, we believe there is no fundamental basis supporting the current price level of approximately US$7.76 per Share as at the date hereof.
6.	PAST FUND RAISING EFFORTS
The Group has made various fund raising efforts in the past year. The Company entered into an agreement with Ivory Capital Asia Pte Ltd in July 2005 for the provision of financial advisory services and to raise a minimum of US$20 million in new capital for the Group.
According to the management, such efforts have however not been successful due to lack of demand for the Shares and Share price volatility.

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RECOMMENDATION
In summary,
(i)	the Group has undergone several business transformation and has been loss-making in the past few financial years;

(ii)	while there is immense market potential, the Group’s current IT Business and Nutraceutical Business are still at development stage and there is no clear signs of a significant turnaround in the Group’s financial performance in the near term. Given the Group’s limited track record, their future successes are dependent on the management’s ability to formulate and execute sound business strategies;

(iii)	the price range of US$2.25 to 2.75 per New Share represents a significant premium to the net asset value and net tangible asset value per Share of US$1.03 and US$0.19 respectively;

(iv)	there has been significant fluctuations in the prices and trading volume of the Shares. There appears no fundamental basis supporting the current high price level of the Shares; and

(v)	the Company’s previous fund raising efforts have not been successful and the price range of US$2.25 to 2.75 per New Share is based on arm’s length negotiations with the placees,
Based on the above and from the point of view of minority shareholders of the Company, we believe the price range of US$2.25 to 2.75 per New Share is a fair and reasonable price. The exercise price of the Warrants of US$5.00 is also fair and reasonable.
Yours faithfully,
For and on behalf of
Altus Capital Limited
Sean Pey, Chang
Executive Director

Annex 2
Subscription Agreements
Dated November 27, 2006
CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
and
CHINA BIOTECH HOLDINGS LTD.

Subscription Agreement

Baker & McKenzie
14/F, Hutchison House
10 Harcourt Road
Hong Kong Special Administrative Region, China

Annex 2

Annex 2
SUBSCRIPTION AGREEMENT
THIS SUBSCRIPTION AGREEMENT (this “Agreement”), dated as of November 27, 2006, by and among China Technology Development Group Corporation, a company incorporated under the laws of the British Virgin Islands with its registered address at P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands (the “Issuer”) and China Biotech Holdings Limited, a company incorporated under the laws of the British Virgin Islands with its registered address at Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands (the “Subscriber”).
WHEREAS, the Shares of the Issuer are listed for trading on NASDAQ.
WHEREAS, subject to the terms and conditions set out in this Agreement, the Issuer wishes to issue Subscription Shares and Warrants to the Subscriber, and the Subscriber wishes to subscribe for such Shares and Warrants.
WHEREAS, concurrently with the execution of this Agreement, the Subscriber will enter into a Share Sale and Purchase Agreement, pursuant to which agreement it will acquire a total of 2,000,000 Shares of the Issuer that are currently issued and outstanding.
WHEREAS, the Completion (as defined hereinafter) of the sale and purchase of the SPA Sale Shares pursuant to the Share Sale and Purchase Agreement, and the completion of the placing of the Placing Sale Shares pursuant to the Placing Agency Agreement are conditions precedent to the Completion of the subscription for the Subscription Shares and Warrants pursuant to this Agreement.
WHEREAS, simultaneously with the execution of this Agreement the Issuer is entering into a Registration Rights Agreement with the Subscriber covering the Subscription Shares, the Warrant Shares and the SPA Sale Shares.
WHEREAS, the Issuer and the Subscriber note that upon the completion of this Agreement, the Subscriber may be deemed to be an affiliate of the Issuer.

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NOW, THEREFORE, in consideration of the mutual covenants and other agreements contained in this Agreement, and other good and valuable consideration receipt of which is hereby acknowledged, the Issuer and the Subscriber hereby agree as follows:
ARTICLE 1
DEFINITIONS AND INTERPRETATION
1.1	Definitions. The following terms will have the following meanings for all purposes of this Agreement:
(a)	Accredited Investor – shall have the following meaning as defined in Rule 501 of Regulation D:
i.	a bank, insurance company, registered investment company, business development company, or small business investment company;

ii.	an employee benefit plan, within the meaning of the Employee Retirement Income Security Act, if a bank, insurance company, or registered investment adviser makes the investment decisions, or if the plan has total assets in excess of $5 million;

iii.	a charitable organization, corporation, or partnership with assets exceeding $5 million;

iv.	a director, executive officer, or general partner of the company selling the securities;

v.	a business in which all the equity owners are accredited investors;

vi.	a natural person who has individual net worth, or joint net worth with the person spouse, that exceeds $1 million at the time of the purchase;

vii.	a natural person with income exceeding $200,000 in each of the two most recent years or joint income with a spouse exceeding $300,000 for those years and a reasonable expectation of the same income level in the current year; or

viii.	a trust with assets in excess of $5 million, not formed to acquire the securities offered, whose purchases a sophisticated person makes.

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(b)	“affiliates” means the persons that directly, or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the person specified as defined in Rule 405 under the Securities Act.

(c)	“Aggregate Share Subscription Price” is as defined in Article 2, Section 2.1(a).

(d)	“Aggregate Subscription Price” is as defined in Article 2, Section 2.1(b).

(e)	“Aggregate Warrant Subscription Price” is as defined in Article 2, Section 2.1(b).

(f)	“Business Days” means any day, excluding Saturdays, on which banks in Hong Kong are generally open for business.

(g)	“change in internal controls over financial reporting” as defined in Item 308(c) of Regulation S-K, means the disclosure of any change in the registrant’s internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 or Rule 15d-15 under the Exchange Act that occurred during the registrant’s last fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.

(h)	“Completion” means the completion of the Transaction.

(i)	“Completion Date” is as defined in Article 3, Section 3.1.

(j)	“Common Stock” means the shares of the Issuer, par value US$0.01 per share.

(k)	“directed selling efforts” means any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered in reliance on Regulation S, as defined in Rule 902 of Regulation S.

(l)	“distribution compliance period” means a period that begins when the securities were first offered to persons other than distributors in reliance upon this Regulation S or the date of Completion of the offering, whichever is later, and continues until the end of the period of time specified in the relevant provision of Rule 903 of Regulation S, except for certain transactions as set out in Rule 902 of Regulation S.

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(m)	“Escrow Agreement” means the escrow agreement dated November 27, 2006, by and among Arculli Fong & Ng, the escrow agent, the Subscriber, Beijing Holdings Limited (“Beijing Holdings”), China Internet Technology Co. Ltd (“China Internet”), CMEC Ceramics Holdings Limited (“CMEC”) and Perfect Capital Holdings Limited (“Perfect Capital”), pursuant to the requirements under the Share Sale and Purchase Agreement and the Placing Agency Agreement;

(n)	“foreign issuer” means any issuer which is a foreign government, a national of any foreign country or a corporation or other organization incorporated or organized under the laws of any foreign country, as defined in Rule 405 under the Securities Act.

(o)	“foreign private issuer” as defined in Rule 405 under the Securities Act, means any foreign issuer other than a foreign government except an issuer meeting the following conditions:
i.	More than 50 percent of the outstanding voting securities of such issuer are directly or indirectly owned of record by residents of the United States; and

ii.	Any of the following:
•	The majority of the executive officers or directors are United States citizens or residents;

•	More than 50 percent of the assets of the issuer are located in the United States; or

•	The business of the issuer is administered principally in the United States.
(p)	“Hong Kong SAR” means the Hong Kong Special Administrative Region, the People’s Republic of China.

(q)	“Issuer” means China Technology Development Group Corporation, a company incorporated under the laws of the British Virgin Islands.

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(r)	“Material Adverse Effect” means any of (i) a material and adverse effect on the legality, validity or enforceability of any of this Agreement, the Warrants and any other documents executed or delivered with this Agreement or in connection herewith, (ii) a material and adverse effect on the results of operations, assets, prospects, business or condition (financial or otherwise) of the Issuer and the subsidiaries, taken as a whole, or (iii) an impairment to the Issuer’s ability to perform on a timely basis its obligations under any Transaction Document.

(s)	“NASDAQ” means The Nasdaq Stock Market, Inc.

(t)	“Placing Agency Agreement” means the placing agency agreement, dated November 27, 2006, by and among Beijing Holdings, China Internet, CMEC and Perfect Capital as vendors of 4,250,000 Shares (“Placing Sale Shares”), and China Merchants Securities (HK) Co. Ltd. (“Placing Agent”), in respect of the placing of the Placing Sale Shares.

(u)	“Registration Rights Agreement(s)” means the agreements by and between the Issuer and each of the Subscriber, Eastern Ceremony Group Limited (“Eastern Ceremony”), Harvest Smart Overseas Limited (“Harvest Smart”) and Beijing Holdings, which governs the rights of the Subscriber, Eastern Ceremony, Harvest Smart and Beijing Holdings, to cause the Issuer to register the Registrable Securities as defined therein.

(v)	“Reports” means the Annual Reports of the Issuer on Form 20-F filed with the SEC.

(w)	“restricted securities” means for purpose of this Agreement securities acquired directly or indirectly from the issuer, or from an affiliate of the issuer, in a transaction or chain of transactions not involving any public offering.

(x)	“SEC” means the United States Securities and Exchange Commission.

(y)	“Securities” means the Subscription Shares, the Warrants and the Warrant Shares.

(z)	“Securities Act” means the United States Securities Act of 1933, as amended.

(aa)	“Shares” means the shares of the Issuer, par value US$0.01 per share, which are listed for trading on NASDAQ.

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(ab)	“Share Sale and Purchase Agreement” means the agreement, dated November 27, 2006, by and between Beijing Holdings Limited and the Subscriber for the sale and purchase of 2,000,000 Shares of the Issuer (“SPA Sale Shares”).

(ac)	“Share Transfer Agent” means American Stock Transfer and Trust Company.

(ad)	“Shareholders’ Circular” means the shareholders’ circular attached to the proxy and the notice of the Shareholders’ Meeting, to be dated on or about November 28, 2006, of the Issuer.

(ae)	“Shareholders’ Meeting” means the shareholders’ 2006 annual meeting of the Issuer, to be held on December 22, 2006, convened by the Board of Directors of the Issuer.

(af)	“Subscriber” means China Biotech Holdings Ltd., a company incorporated under the laws of British Virgin Islands, as identified on the signature page hereof.

(ag)	“Subscription Agreement(s)” means this Agreement and the agreements by and between the Issuer and each of Eastern Ceremony and Harvest Smart, for the subscription of the Subscription Securities as defined therein.

(ah)	“Subscription Securities” means, in relation to the Subscriber, the Subscription Shares and Warrants subscribed for by the Subscriber pursuant to this Agreement.

(ai)	“Subscription Shares” means 1,500,000 newly issued Shares of the Issuer.

(aj)	“Transaction” means, for purpose of this Agreement, the subscription of the Subscription Securities by the Subscriber for the Aggregate Subscription Price.

(ak)	“Transaction Documents” shall mean this Agreement (including the Warrants), the Registration Rights Agreement between the Issuer and the Subscriber, the Share Sale and Purchase Agreement, the Placing Agency Agreement, and the Subscription Agreements and the Registration Rights Agreements for each of Eastern Ceremony and Harvest Smart.

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(al)	A “U. S. Person” means any person who is:
(i)	any natural person resident in the United States;

(ii)	any partnership or corporation organized or incorporated under the laws of the United States;

(iii)	any estate of which any executor or administrator is a U.S. person;

(iv)	any trust of which any trustee is a U S person;

(v)	any agency or branch of a foreign entity located in the United States;

(vi)	any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporate, or (if an individual) resident in the United States; and

(vii)	any partnership or corporation if
(A)	organized or incorporated under the laws of any foreign jurisdiction; and

(B)	formed by a U.S. person principally for the purpose of investing in securities not registered under the Act, unless it is organized or incorporated, and owned, by accredited investors who are not natural persons, estates or trusts.
(am)	“Warrants” means 2,000,000 warrants for the purchase of 2,000,000 newly issued Shares of the Issuer.

(an)	“Warrant Shares” means the Shares currently issuable pursuant to exercise of the Warrants.

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ARTICLE 2
AGREEMENT TO SUBSCRIBE

2.1	Subscription.		Subject to the terms and conditions of this Agreement, the Issuer agrees to issue and allot, and the Subscriber agrees to subscribe for and purchase:

	(a)	Subscription Shares.	The number of Subscription Shares specified on the signature page hereto at the Subscription Price per Share (the product of such number of Subscription Shares and the Subscription Price per Share is the Subscriber’s “Aggregate Share Subscription Price”).

	(b)	Warrants.	The number of Warrants specified on the signature page hereto at the Subscription Price per Warrant (the product of such number of Warrants and the Subscription Price per Warrant is the Subscriber’s “Aggregate Warrant Subscription Price”; the sum of the Subscriber’s Aggregate Share Subscription Price and Aggregate Warrant Subscription Price is the Subscriber’s “Aggregate Subscription Price”). The Subscription Shares and Warrants to be subscribed by the Subscriber are the “Subscription Securities”.

2.2	Acceptance by the Issuer.		The Issuer will not accept subscriptions from any person who:

	(a)	Delivery of Agreement.	Fails to deliver this Agreement duly executed, containing representations, warranties and acknowledgements as to, among other things, such person’s qualification as an institutional “accredited investor”, as such term is defined in Rule 501 of Regulation D under the Securities Act; its identity as not being a “U.S. person” as such term is defined in Regulation S under the Securities Act, and others.

	(b)	Compliance with Laws.	Fails to comply with all securities laws and other applicable laws of the jurisdiction in which the Subscriber is resident, or fails to deliver such certificates, representations, warranties or other documents as counsel for the Issuer may reasonably require to verify compliance with such laws.

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Any subscriptions received by the Issuer from persons who do not comply with this Section 2.2 will be returned to such person without interest.

2.3	Warrants.	The certificates evidencing the Warrants shall be substantially in the form set out as Exhibit A to this Agreement.

2.4	Placing Agent.	The Issuer and the Subscriber hereby agree in respect of the Subscription Securities to appoint China Merchants Securities (HK) Co. Ltd. as the placing agent (“Placing Agent”), and the Placing Agent hereby agrees to act as the sole placing agent for the Issuer in respect of the Subscription Securities on terms and subject to conditions set out in this Agreement. For avoidance of doubt, the Placing Agent has agreed not to charge the Issuer or the Subscriber any commissions, fees or transactional charges of any kind in connection with this Agreement.
ARTICLE 3
COMPLETION

3.1	Completion Date.	Subject to the satisfaction of the conditions set out in Article 8, the Completion of the sale and purchase of the Subscription Securities contemplated in this Agreement shall take place on the day agreed by the parties that is not later than sixty (60) days following the concurrent completion of the Share Sale and Purchase Agreement, the Placing Agency Agreement, the Subscription Agreements and the Registration Rights Agreements between the Issuer and each of Eastern Ceremony and Harvest Smart, and the execution of the Escrow Agreement, or such other date as the parties may agree.

3.2	Completion Transactions.	On the Completion Date, subject to fulfillment of the Conditions Precedent as set out in Clause 8, Completion shall take place at 8:30 a.m. on the Completion Date in the offices of Baker & McKenzie, legal advisor to the Issuer in the following manner: –
(a)	On the Completion Date, the Subscriber shall have transferred through the Clearing House Automatic Transfer System (“CHATS”) in immediately available funds the sum in US dollars equal to the Subscriber’s Aggregate Subscription Price to an account opened with the Placing Agent;

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(b)	subject to the satisfaction of Clause 8 and other terms and conditions of this Agreement, including but not limited to the presentation of all required board approvals, shareholders’ approvals, certifications and other requested documentation, on the Completion Date, the Subscriber shall instruct the Placing Agent to transfer the Aggregate Subscription Price from its account with the Placing Agent to an Issuer’s account (information set out in Schedule A attached hereto) opened with the Placing Agent that is jointly operated by persons designated by the board of directors of the Issuer and satisfactory to the Subscriber;

(c)	subject to the satisfaction of Clause 8 and other terms and conditions of this Agreement, the Issuer, upon receipt of the applicable amount of the Aggregate Subscription Price shall issue a confirmation to the Subscriber and the Placing Agent; the Issuer shall also deliver the newly issued share certificates representing the Subscription Shares and Warrants to the Subscriber on the Completion Date and concurrently provide certified copies of the same to the Placing Agent; and

(d)	subject to the satisfaction of Clauses 3, 8, and other terms and conditions of this Agreement, on the Completion Date, the Issuer shall issue a written instruction to the Share Transfer Agent authorizing and requesting the Share Transfer Agent to enter and record the name of the Subscriber in the register of members of the Issuer as registered shareholder of the Issuer. The Issuer shall take necessary steps to update the copy of the register of members maintained at the registered office of the Issuer in the British Virgin Islands in accordance with the relevant laws and regulations.

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ARTICLE 4
AGREEMENTS OF THE SUBSCRIBER

4.1	Exemption from Registration.	The Subscriber acknowledges and agrees that the Securities will be offered and sold to the Subscriber without such offers and sales being registered under the Securities Act and will be issued to the Subscriber in an offshore transaction outside of the United States in accordance with a safe harbour from the registration requirements of the Securities Act, in reliance provided by Rule 903 of Regulation S of the Securities Act based on the representations and warranties of the Subscriber in this Agreement.

4.2	Resales of Securities.	The Subscriber acknowledges that after giving effect to the Transaction contemplated by this Agreement and the Sale and Purchase Agreement, it may be deemed to be an “affiliate” of the Issuer, as such term is defined in Rule 405 under the Securities Act. The Subscriber may not offer, sell, resell, pledge or otherwise transfer (any such action being referred to hereinafter as “reselling”, or “resale”) the Securities except pursuant to an available exemption from registration under the Securities Act or pursuant to an effective registration statement under the Securities Act and in compliance with all applicable state securities laws and the laws of any other jurisdiction. Accordingly, the Subscriber agrees to resell the Securities only in accordance with the provisions of Rule 903 or 904 of Regulation S of the Securities Act, pursuant to an effective registration statement under the Securities Act, or pursuant to an available exemption from registration pursuant to the Securities Act, including the exemption from registration provided by Rule 144 under the Securities Act. In particular, the Subscriber agrees that it will not offer, sell, resell, pledge or otherwise transfer (including to a nominee) the Subscription Securities except (a) during the period of one year commencing on the Completion Date, (i) in compliance with Rule 903 of Regulation S under the Securities Act, or (ii) pursuant to an effective registration statement; and (b) after one year from the Completion Date, (i) pursuant to either of clause (a)(i) or (a)(ii) above, or (ii) pursuant to the exemption provided by Rule 144 under the Securities Act, if available. The Subscriber acknowledges that the Issuer makes no representations regarding the availability of the exemption provided by Rule 144 at any time. The Subscriber agrees

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that the Issuer will refuse to register any transfer of the Securities not made in accordance with the provisions of Regulation S of the Securities Act, pursuant to registration under the Securities Act or pursuant to an available exemption from registration. The Subscriber agrees that the Issuer may require an opinion of legal counsel reasonably acceptable to the Issuer in the event of any resale of any of the Securities by the Subscriber pursuant to an exemption from registration under the Securities Act.

4.3	Hedging Transactions.	The Subscriber agrees not to engage in or enter into any trust, any option to sell or purchase or any equity swap or similar hedging arrangement pursuant to which the economic consequences of ownership of the Securities may be transferred to any person, including any U.S. person.

4.4	Share Certificates.	The Subscriber acknowledges and agrees that all certificates representing the Subscription Shares and the Warrant Shares (if issued in certificated form) will be endorsed with the following legend, or such similar legend as deemed advisable by legal counsel for the Issuer, to ensure compliance with Regulation S of the Securities Act and to reflect the status of the Subscription Shares and Warrant Shares as securities held by affiliates of the Issuer:
“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE “ACT”), AND HAVE BEEN ISSUED AND SOLD IN RELIANCE UPON AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE ACT PROVIDED BY REGULATION S UNDER THE ACT. SUCH SECURITIES MAY NOT BE OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S, PURSUANT TO AN EFFECTIVE REGISTRATION UNDER THE ACT, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE ACT. HEDGING TRANSACTIONS INVOLVING THE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE ACT.”

4.5	Warrant Certificates.	The Subscriber acknowledges and agrees that all certificates representing the Warrants will be endorsed with the following legend, or such similar legend as deemed advisable by legal counsel for the Issuer, to ensure compliance with Regulation S of the Securities Act and to reflect the status of the Warrants as securities held by affiliates of the Issuer:

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“THE SECURITIES REPRESENTED BY THIS CERTIFICATE AND THE SECURITIES TO BE ISSUED UPON ITS EXERCISE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE “ACT”), AND HAVE BEEN ISSUED AND SOLD IN RELIANCE UPON AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE ACT PROVIDED BY REGULATION S UNDER THE ACT. SUCH SECURITIES MAY NOT BE OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S, PURSUANT TO AN EFFECTIVE REGISTRATION UNDER THE ACT, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE ACT. THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR ON BEHALF OF A PERSON IN THE UNITED STATES OR A U.S. PERSON UNLESS THE WARRANT AND THE UNDERLYING SHARES AND WARRANTS HAVE BEEN REGISTERED UNDER THE SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY RELEVANT STATE OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. THE TERMS “UNITED STATES” AND “U.S. PERSON” HAVE THE MEANINGS GIVEN THEM BY REGULATION S UNDER THE ACT. HEDGING TRANSACTIONS INVOLVING THE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE ACT.”

4.6	Notice of Transfer Restrictions to Subsequent Transferees.	The Subscriber will advise any subsequent transferee of the Subscription Securities of the foregoing restrictions on transfer, and will procure that any such transferee shall deliver to the Issuer an undertaking to observe and be bound by such restrictions.

4.7	Removal of Legends.	Upon application by the Subscriber and the transferee, the Issuer may instruct the share registrar to reissue share certificates that do not bear such legends (i) in the case of a resale by a non-affiliated Subscriber pursuant to Rule 904 of Regulation S, after the expiration of the 40-day distribution compliance period, (ii) in the case of a resale of such securities pursuant to an effective registration under the Securities Act or (iii) where certified by an opinion of counsel recognized as being experienced in matters of United States securities laws in form and content reasonably satisfactory to the Issuer to the effect that the securities proposed to be disposed of may be lawfully so disposed of without registration, qualification or legend. In the case of an application under (iii) above, the Issuer may require appropriate certifications, acknowledgements, representations and warranties of the Subscriber and the transferee, and an opinion of legal counsel reasonably acceptable to the Issuer.

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4.8	Lock-Up.	The Subscriber agrees that during the period beginning from the Completion Date and continuing to and including the date that is 12 months after the Completion Date, it will not (i) offer, sell, contract to sell, pledge or otherwise dispose of, or permit any person acting on its behalf to offer, sell, contract to sell, pledge or otherwise dispose of, any Subscription Shares, Warrants or Warrant Shares, or (ii) engage in or enter into any trust, any option to sell or purchase or any equity swap or similar hedging arrangement pursuant to which the economic consequences of ownership of the Subscription Shares, Warrants or Warrant Shares may be transferred to any person.
ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF SUBSCRIBER

5.1	Representations and Warranties.	The Subscriber hereby represents and warrants to the Issuer, and agrees with the Issuer, that:

	(a) No Registration.	It understands that the Securities have not been and will not be registered under the Securities Act and, if in the future the Subscriber decides to resell the Securities, it may do so only in accordance with the restrictions set out in Section 4.2. No United States federal or state agency or similar agency of any other country, or any securities exchange has approved, passed upon or made any recommendation with respect to the Securities.

	(b) Not a U.S. Person.	It is not a “U.S. person” as defined in Rule 902 of Regulation S; it is not organized or incorporated under the laws of any United States jurisdiction; and it was not formed for the purpose of investing in securities not registered under the Securities Act. It is purchasing the Subscription Securities for its own account. The Subscriber’s principal place of business is located outside of the United States, and at the time of entering into this Agreement and at the Completion Date, the Subscriber was located outside the United States.

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(c) Accredited Investor.	It is an “accredited investor” within the meaning of Rule 501(a)(3) under the Securities Act. The Subscriber has such knowledge, sophistication and experience in business and financial matters that it is capable of evaluating the merits and risks of an investment in the Securities; it has evaluated such merits and risks and has determined that it is able to bear the economic risk of an investment in the Securities for an indefinite period of time, in view of the restrictions on transfer set out in Section 4.2.

(d) Investment Intent.	It is subscribing for and purchasing the Securities solely for investment purposes, for its own account and not for the account or benefit of any other person, including any U.S. person, and not with a view or intent to the distribution or transfer thereof. The Subscriber has not entered into, and there does not exist, any agreement, arrangement or understanding with any other party for the sale, resale, pledge, transfer or assignment of all or any of the Securities or any interest therein, including without limitation any such agreement, arrangement or understanding relating to any trust, any option to sell or purchase or any equity swap or similar hedging arrangement pursuant to which the economic benefits and obligations of ownership of the Securities may be transferred to any other party.

(e) Independent Investigation.	In making the decision to subscribe for and purchase the Securities, it has relied upon its independent investigation of the Issuer and its affairs, and has not relied upon any information or representations made by any third party or upon any oral or written representations or assurances from the Issuer, its officers, directors or employees or any other representatives or agents of the Issuer, other than as set forth in this Agreement. The Subscriber is familiar with the business, operations, properties, financial condition and prospects of the Issuer, has reviewed the Issuer’s publicly-available information filed with and submitted to the SEC, and has had an opportunity to ask questions of, and receive answers from, the Issuer’s officers and directors concerning the Issuer, its affairs and the terms and conditions of the issue and sale of the Securities.

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(f) No Advice from Issuer.	It has had the opportunity to review this Agreement and the transactions contemplated hereby with the Subscriber’s own professional advisors. Except for any representations, warranties or statements made by the Issuer in this Agreement, the Subscriber is relying solely on its own counsel and advisors and not on any representations, warranties or statements of the Issuer or any of its representatives or agents for legal, tax or investment advice with respect to the subscription and purchase of the Subscription Securities or the securities or other laws of any jurisdiction.

(g) Due Incorporation and Good Standing.	It is a corporation duly incorporated, validly existing and in good standing under the laws of the British Virgin Islands.

(h) Power and Authorization.	It has the requisite power and authority to enter into and perform its obligations under this Agreement, and to subscribe for and purchase the Subscription Securities to be acquired by it. The execution, delivery and performance of this Agreement by the Subscriber and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary corporate action, and no further consent or authorization of the Subscriber or its board of directors, members or others is required.

(i) No Conflicts.	Assuming that the representations and warranties of the Issuer in Article 7 are true and correct, the execution, delivery and performance of this Agreement, and the subscription and purchase of the Subscription Securities by the Subscriber do not and will not:

(1) violate, conflict with, result in a breach of, or constitute a default (or an event which with the giving of notice or the lapse of time or both would constitute a default) under (i) the memorandum and articles of association of the Subscriber; (ii) to the Subscriber’s knowledge, any decree, judgment, order, law, treaty, rule or regulation (“Applicable Laws”) applicable to the Subscriber of any court, governmental agency or body, or arbitrator having jurisdiction over the Subscriber or its property; or (iii) the terms of any bond, debenture, note or any other evidence of indebtedness, or any agreement, indenture, lease, mortgage, deed of trust or other instrument to which the Subscriber is a party or by which it or any of its properties is bound; or

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(2) result in the creation or imposition of any lien, charge or encumbrance upon the assets of the Subscriber;
except for such conflicts, violations and breaches as would not, individually or in the aggregate, have a Material Adverse Effect on the Subscriber.

	(j) No Consents.	It is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of its obligations under this Agreement or to subscribe for and purchase the Subscription Securities to be acquired by it; provided that for purposes of the representations made in this sentence, the Subscriber is assuming and relying upon the accuracy of the relevant representations made by the Issuer herein.

	(k) Enforceability.	This Agreement has been duly authorized and executed by the Subscriber and, when delivered by the Subscriber, will become the Subscriber’s valid and binding agreement enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general principles of equity.

5.2	Accuracy of Representations.	The representations, warranties and agreements of the Subscriber are true and correct as of the date of this Agreement, and (unless the Subscriber otherwise notifies the Issuer prior to the Completion Date) shall be true and correct as of the Completion Date. The Subscriber acknowledges and agrees that the Issuer, in making the offer, issue and allotment of the Subscription Securities, and determining the availability of the applicable exemption from the registration requirement of the Securities Act, has relied on and will rely on the accuracy of the Subscriber’s representations and warranties set out herein.

5.3	Notification of Breach.	The Subscriber agrees promptly to notify the Issuer of any matter or event which becomes known to it prior to Completion of the transactions contemplated by this Agreement which would or would reasonably be considered to render or have rendered any representation or warranty given by it to be or to have been untrue, inaccurate or misleading in any material respect.

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5.4	Survival.	The foregoing representations and warranties of the Subscriber shall survive the Completion Date and the Completion of the transactions contemplated by this Agreement.
ARTICLE 6
AGREEMENTS OF THE ISSUER
The Issuer hereby agrees with the Subscriber that:

6.1	NASDAQ Listing.	It will comply with the listing rules for, and maintain the listing of the Shares on NASDAQ. It will apply for and obtain approval for the listing of the Subscription Shares and the number of Warrant Shares that would currently be issuable upon exercise of the Warrants. If the number of Warrant Shares issuable upon exercise of the Warrants increases as a result of the operation of any of the adjustment provisions under the Warrants, the Issuer will apply for and obtain approval for the listing of such increased number of Warrant Shares.

6.2	SEC Reporting and Compliance.	The Issuer will take all actions necessary to ensure that the Shares will continue to be registered under Section 12(b) or Section 12(g) of the Exchange Act. It will timely file all reports required pursuant to the Securities Exchange Act, including without limitation those required pursuant to Section 13 or 15(d) thereof and the rules and regulations thereunder. It will comply with all provisions of the Securities Act and the Securities Exchange Act and the rules and regulations thereunder relating to corporate governance, FCPA, record keeping and controls and procedures and other similar provisions, including without limitation those required pursuant to Securities Exchange Act Sections 10A, 13, 15(d), 30A, Form 20-F and the respective rules and regulations thereunder.

6.3	Warrant Shares.	The number of Warrant Shares that would currently be issuable upon exercise of the Warrants has been duly authorized and validly reserved for issuance. If the number of Warrant Shares issuable upon exercise of the Warrants increase as a result of the operation of any of the adjustment provisions under the Warrants, the Issuer will ensure that such increased number of Warrant Shares is at all times duly authorized and validly reserved for issuance pursuant to the exercise of the Warrants.

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6.4	Transaction Documents.	It will prepare and obtain the effectiveness of the Transaction Documents and the Shareholders’ Circular in a form reasonably acceptable to the Subscriber.

6.5	Non-Public Information.	The Issuer agrees that neither it nor any other person acting on its behalf will provide the Subscriber or its agents or counsel with any information that the Issuer believes constitutes material non-public information, unless prior thereto the Subscriber shall have agreed in writing to receive such information. The Issuer understands and confirms that the Subscriber shall be relying on the foregoing representation in effecting transactions in the Securities.

6.6	Announcement.	The Issuer will prepare and release a Shareholders’ Circular and an announcement relating to the Transactions in compliance with the securities laws of the United States and applicable NASDAQ listing rules. Such announcement will be filed with the SEC under cover of Form 6-K, and released through the NASDAQ press release web page. In addition, each party hereby agrees that the Issuer may issue an announcement upon the execution of the Transaction Documents. Except as set out in this Clause 6.6, each party hereby undertakes that no public announcement or communication in relation to the Transactions shall be made or despatched by the Subscriber. In addition, each party hereby agrees that all announcement and communication in relation to the Transaction shall only be made through the company secretary of the Issuer.

6.7	Further Assurances.	Subject to the terms and conditions set out herein, the Issuer agrees to take all other actions reasonably necessary or appropriate and to cooperate with the Subscriber to carry the transactions contemplated in this Agreement into effect, including without limitation in relation to Section 4.7.

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ARTICLE 7
REPRESENTATIONS AND WARRANTIES OF THE ISSUER
7.1	Representations and Warranties of the Issuer. The Issuer represents and warrants to the Subscriber and agrees with the Subscriber, that:

(a) Due Incorporation and Good Standing.	The Issuer is a company with limited liability duly incorporated, validly existing and in good standing under the laws of the British Virgin Islands.

(b) Power and Authorization.	The Issuer has the requisite corporate power and authority (1) to enter into and perform its obligations under this Agreement, and to issue and sell the Subscription Securities and (2) to own its properties and to carry on its business as disclosed in the Reports and the Shareholders’ Circular. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action, and no further consent or authorization of the Issuer or its board of directors, shareholders, members or others is required.

(c) Foreign Issuer.	The Issuer is a “foreign private issuer” as defined in Rule 405 under the Securities Act, and a “foreign issuer” as defined in Rule 902(e) of Regulation S under the Securities Act.

(d) Authorized and Outstanding Share Capital.	The authorized share capital of the Issuer is US$25,000,000 and subject to the approval and adoption by the shareholders of the Issuer of the proposed Amended and Restated Memorandum and Articles of Association at its Shareholders’ Meeting, shall be increased to US$50,000,000. At the date of this Agreement, the Issuer has a total of 11,309,497 Shares issued and outstanding. All such issued and outstanding Shares have been duly authorized and validly issued and are fully-paid and non-assessable.
After giving effect to the issue and sale of the Subscription Securities (and assuming the exercise of all Warrants), a total of 16,809,497 Shares will be issued and outstanding.

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(e) No Conflicts.	Assuming that the representations and warranties of the Subscriber in Article 5 are true and correct, the execution, delivery and performance of this Agreement, and the issue and sale of the Subscription Securities by the Issuer do not and will not:

(1) violate, conflict with, result in a breach of, or constitute a default (or an event which with the giving of notice or the lapse of time or both would constitute a default) under (i) the memorandum and articles of association of the Issuer; (ii) to the Issuer’s knowledge, any Applicable Laws of any court, governmental agency or body, or arbitrator having jurisdiction over the Issuer or its property; or (iii) the terms of any bond, debenture, note or any other evidence of indebtedness, or any agreement, stock option or similar plan, indenture, lease, mortgage, deed of trust or other instrument to which the Issuer or any of its subsidiaries is a party or by which the Issuer or any of its subsidiaries or any of their respective properties is bound;

(2) result in the creation or imposition of any lien, charge or encumbrance upon the Subscription Securities or the assets of the Issuer or its subsidiaries; or

(3) result in the activation of any anti-dilution rights or a reset or repricing of any debt instrument of any other creditor or equity holder of the Issuer, nor result in the acceleration of the due date of any obligation of the Issuer.

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(f) No Consents.	Other than (1) the approval of the Issuer’s shareholders for the Transaction and (2) the confirmations of NASDAQ (i) relating to the continued listing of the Shares and (ii) that the Issuer will not be required, as a result of the Transactions, to file an original listing application for the Shares, which approval and confirmations have been duly obtained and are in full force and effect, the Issuer is not required to obtain any additional consent, authorization or order of, or make any filing or registration with, any court, governmental agency, securities exchange or of the Issuer’s shareholders, in order for it to execute, deliver or perform any of its obligations under this Agreement or to issue and sell the Subscription Securities; provided that for the purposes of the representations made in this sentence, the Issuer is assuming and relying upon the accuracy of the relevant representations made by the Subscriber herein.

(g) Enforceability.	This Agreement has been duly authorized and executed by the Issuer and, when delivered will become the Issuer’s valid and binding agreement enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general principles of equity.

(h) Litigation or Investigation.	There is no material pending or, to the best knowledge of the Issuer, threatened action, suit, proceeding or investigation before any court, governmental agency or body or arbitrator having jurisdiction over the Issuer or any of its subsidiaries that would affect the execution, delivery and performance by the Issuer of this Agreement or the consummation of the transactions contemplated hereby. Except as disclosed in the Reports, there is no pending or, to the best knowledge of the Issuer, threatened action, suit, proceeding or investigation before any court, governmental agency or body or arbitrator having jurisdiction over the Issuer or any of its subsidiaries which, if adversely determined, would have a Material Adverse Effect on the Issuer.

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(i) Reporting Company.	The Issuer is subject to the reporting requirements of Section 13 of the Securities Exchange Act, and has a class of common shares registered pursuant to Section 12(b) of the Securities Exchange Act. The Issuer has filed with the SEC all reports and other materials required to be filed thereunder during the preceding 12 months. Notwithstanding the foregoing, the Issuer did not file its Annual Report on Form 20-F for 2005 on a timely basis.

(j) Information Concerning the Issuer.	The Subscriber has not been provided with any material non-public information concerning the Issuer, except as the terms and conditions of the transactions contemplated by this Agreement may constitute such information. The Reports and the Shareholders’ Circular contain all material information relating to the Issuer and its operations and financial condition as of their respective dates which is required to be disclosed therein. Since the date of the financial statements included in the Reports, there has been no event or occurrence that may have or result in a Material Adverse Effect relating to the Issuer’s business, operations, financial condition, property or prospects. Neither the Reports, the Shareholders’ Circular nor any information disclosed to the Subscriber contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Issuer’s representations and warranties set forth herein are true and correct. The Issuer understands and confirms that the Subscriber will rely on such representations and warranties in effecting transactions in the Securities.

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(k) Internal Controls.	Save as otherwise disclosed in the Issuer’s most recently filed Annual Report on Form 20-F and other reports, the Issuer and its subsidiaries maintains a system of internal accounting controls sufficient to provide reasonable assurances that (1) transactions are executed in accordance with management’s general or specific authorization; (2) transactions are recorded as necessary to permit the financial statements to be fairly presented in accordance with US GAAP and to maintain accountability for assets; (3) access to assets is permitted only in accordance with management’s general or specific authorization; and (4) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to differences.

(l) No Integrated Offering.	Neither the Issuer, its affiliates nor any person acting on its or their behalf has directly or indirectly made any offers or sales of any security or solicited any offers to buy any security under circumstances that would cause the issue and sale or the Subscription Securities pursuant to this Agreement to be integrated with prior offerings by the Issuer for purposes of the Securities Act or the NASDAQ listing rules. The Issuer and its affiliates will not take any action that would cause the issue and sale of the Subscription Securities to be integrated with other offerings, nor conduct any other offering that would be integrated with the issue and sale of the Subscription Securities.

(m) No Registration Required.	Neither the Issuer nor any of its affiliates nor any person acting on its or their behalf (1) has, directly or indirectly, made offers or sales of any security, or solicited offers to buy, or will do so, or otherwise negotiated in respect of, any security, under circumstances that would require the registration of the Subscription Securities under the Securities Act or (2) has engaged, or will engage, in any form of general solicitation or general advertising (within the meaning of the Securities Act) in connection with any offer or sale of the Subscription Securities.

(n) Listing of Shares.	The Shares are listed for trading on NASDAQ.

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	(o) Warrant Shares.	The Warrant Shares have been duly authorized and validly reserved for issuance, and when issued upon exercise of the Warrant in accordance with the terms thereof (and upon payment of the exercise price therefor), will be validly issued, fully paid and non-assessable Shares. The shareholders of the Issuer have no preemptive or similar rights over the Warrant Shares.

	(p) No Directed Selling Efforts.	Neither the Issuer nor any of its affiliates nor any person acting on its or their behalf has engaged, or will engage, in any directed selling efforts (within the meaning of Regulation S) with respect to the Subscription Securities and the Issuer and all of its affiliates and any person acting on its or their behalf have complied and will continue to comply with the offering restrictions requirement of Regulation S.

7.2	Accuracy of Representations.	The representations, warranties and agreements of the Issuer are true and correct as of the date of this Agreement, and (unless the Issuer otherwise notifies the Subscriber prior to the Completion Date) shall be true and correct as of the Completion Date.

7.3	Notification of Breach.	The Issuer agrees promptly to notify the Subscriber of any matter or event which becomes known to it prior to the Completion of the transactions contemplated by this Agreement which would or would reasonably be considered to render or have rendered any representation or warranty given by it to be or to have been untrue, inaccurate or misleading in any material respect.

7.4	Survival.	The foregoing representations and warranties of the Issuer shall survive the Completion Date and the Completion of the transactions contemplated by this Agreement.

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ARTICLE 8
CONDITIONS PRECEDENT
The obligations of the Issuer to issue and sell the Subscription Securities, and the obligations of the Subscriber to subscribe for and purchase the Subscription Securities, are subject to the satisfaction of the following conditions precedent:

8.1	Representations and Warranties.	The representations and warranties of each of the Issuer and the Subscriber are true and correct as of the date hereof, and shall be true and correct as of the Completion Date, and there shall be no breach of such representations and warranties by any party.

8.2	Performance of Obligations.	Each of the Issuer and the Subscriber shall have duly performed all obligations to be performed by them hereunder on or prior to the Completion Date.

8.3	NASDAQ Listing Status.	The Shares shall be listed for trading on the NASDAQ, the supplemental listing application for listing of the Subscription Shares and the Warrant Shares that would currently be issuable upon exercise of the Warrants shall have been filed and approved by NASDAQ, and the Issuer shall have provided to the Subscriber evidence reasonably satisfactory to them that (i) the delisting procedures in relation to the Issuer’s Shares shall have been satisfactorily resolved, NASDAQ does not propose to take any further action regarding delisting of the Shares and that the continued listing of the Shares has been confirmed and (ii) NASDAQ has confirmed that the Issuer will not be required, as a result of the Transactions, to file an original listing application.

8.4	Execution of Agreements.	Each of the parties shall have duly executed and delivered this Agreement, and the Issuer shall have executed the Warrant Certificates and the Registration Rights Agreement. Each party hereby acknowledges and agrees that the completion and effectiveness of this Agreement and the Warrants are subject to the satisfaction of the conditions precedent as set out in this Article 8 and to the concurrent execution and completion of the Share Sale and Purchase Agreement, the Placing Agency Agreement, the Subscription Agreements and Registration Rights Agreements between the Issuer and each of Eastern Ceremony and Harvest Smart, and the execution of the Escrow Agreement.

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8.5	Preparation of Transaction Documents.	The Issuer shall have prepared the Transaction Documents and the Shareholders’ Circular in a form reasonably acceptable to the Subscriber, and the conditions precedent contained in the various Transaction Documents shall have been satisfied.

8.6	Fairness Opinion; Independent Directors’ Approval.	The Issuer shall have received a favorable fairness opinion from a licensed independent financial advisor in relation to the Transaction, including the pricing thereof. The committee of independent directors of the Issuer shall have approved the Transaction and recommended the same for the approval of shareholders.

8.7	Resignation of Directors and Officers.	The Issuer shall have delivered to the escrow agent under the Escrow Agreement (i) the duly executed resignation letter from Mr. Michael Siu resigning from the positions of executive director, Chief Financial Officer and Company Secretary of the Issuer, effective upon the presentation of such resignation letter to the board of directors of the Issuer; and (ii) a duly executed resignation letter from each of Mr. Peter Fu and Mr. L C Wan, as independent directors of the Issuer, effective upon the presentation of such resignation letters to the board of directors of the Issuer. Such resignation letters shall contain a confirmation under seal that each of the resigning directors and officers has no claim (and in so far there is any, unconditionally waive any such claim against the Issuer) whatsoever against the Issuer for loss or termination of office.

8.8	Appointment of New Directors and Officers.	The Issuer shall have delivered to the Subscriber a certified true copy of the minutes of a meeting of the board of directors of the Issuer approving (i) the appointment of Mr. Zhenwei Lu as an executive director of the Issuer with effect immediately upon the presentation of Mr. Michael Siu’s resignation; and (ii) the appointment of Mr. Yibang Zhang as Chief Financial Officer and Company Secretary of the Issuer with effect immediately upon the presentation of Mr. Michael Siu’s resignation.

8.9	Change of Records.	The Issuer shall have furnished to the Subscriber certified copies of the Register of Directors of the Issuer and other relevant business records of the Issuer reflecting the changes of directorship and officers of the Issuer under Sections 8.7 and 8.8.

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8.10	Bank Accounts.	All existing banking documents and authorization for the operation of bank accounts of the Issuer having been revised by adding person or persons designated by the board of directors of the Issuer and satisfactory to the Subscriber, as joint signatories for the operation of such bank accounts (as evidenced by written confirmation by the relevant banks).

8.11	Shareholders’ Approval.	The shareholders of the Issuer shall have approved the Transaction and all resolutions as set out in the Shareholders’ Circular including but not limited to the sale of Placing Sale Shares, the sale of SPA Sale Shares, the issuance and subscription of Subscription Securities and the adoption of the Amended and Restated Memorandum and Articles of Association in the form and substance satisfactory to the Subscriber at a general meeting of shareholders duly convened in accordance with the Issuer’s articles of association.

8.12	Share Certificates.	Seven (7) Business Days before the Completion of the Agreement, the Issuer shall prepare or cause the Share Transfer Agent to prepare share certificates representing the number of Subscription Shares and the Warrant certificates to be allotted to the Subscriber bearing the appropriate Securities Act legend, duly executed in favor of the Subscriber. The newly issued share certificates shall be delivered by the Share Transfer Agent and received by the Issuer one (1) Business Day before the Completion Date.

8.13	Officer’s Certificate.	The Issuer shall have furnished to the Subscriber an officer’s certificate confirming the matters set out above and such other matters as the Subscriber may reasonably request.

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ARTICLE 9
INDEMNIFICATION

9.1	Indemnification by the Issuer.	The Issuer agrees to indemnify, defend and hold the Subscriber (which term shall, for the purposes of this Section 9.1, include the Subscriber and its shareholders, managers, partners, directors, officers, members, employees, direct or indirect Subscriber, agents and affiliates and assignees and the stockholders, partners, directors, members, managers, officers, employees direct or indirect Subscriber and agents of such affiliates and assignees) harmless against any and all liabilities, loss, cost or damage, together with all reasonable costs and expenses related thereto (including reasonable legal and accounting fees and expenses), arising from, relating to, or connected with the untruth, inaccuracy or breach of any statement, representation, warranty or covenant of the Issuer contained in this Agreement.

9.2	Indemnification by the Subscriber.	The Subscriber agrees to indemnify and hold harmless the Issuer, its controlling persons (within the meaning of Section 15 of the Securities Act and Section 20 of the Securities Exchange Act) and their respective directors, officers, agents, shareholders and employees, from and against any and all liabilities, loss, cost or damage, together with all reasonable costs and expenses related thereto (including reasonable legal and accounting fees and expenses), arising from, relating to, or connected with the untruth, inaccuracy or breach of any statement, representation, warranty or covenant of the Subscriber contained in this Agreement.
ARTICLE 10
MISCELLANEOUS PROVISIONS

10.1	Effectiveness of Representations; Survival.	Each party is entitled to rely on the representations, warranties and agreements of each of the other parties and all such representations, warranties and agreements will be effective regardless of any investigation that any party has undertaken or failed to undertake. The representation, warranties and agreements will survive the Completion and continue in full force and effect until the date that is one year after the Completion Date.

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10.2	Further Assurances.	Each of the parties hereto will cooperate with the others and execute and deliver to the other parties hereto such other instruments and documents and take such other actions as may be reasonably requested from time to time by any other party hereto as necessary to carry out, evidence, and confirm the intended purposes of this Agreement.

10.3	Amendment.	This Agreement may not be amended except by an instrument in writing signed by each of the parties.

10.4	Expenses.	Each party to this Agreement will bear its respective expenses incurred in connection with the preparation, execution, and performance of this Agreement and the transactions contemplated hereby, including all fees and expenses of agents, representatives, counsel, and accountants. The Subscriber shall not deduct the expenses from the Aggregate Subscription Price to be released the Issuer.

10.5	Entire Agreement.	This Agreement, the exhibits, schedules attached hereto and the other Transaction Documents contain the entire agreement between the parties with respect to the subject matter hereof and supersede all prior arrangements and understandings, both written and oral, expressed or implied, with respect thereto.

10.6	Severability.	If one or more provisions of this Agreement is held to be unenforceable under applicable law, such provision will be excluded from the Agreement and the balance of this Agreement will be enforceable in accordance with its terms.

10.7	Notices.	All notices and other communications required or permitted under this Agreement must be in writing and will be deemed given if sent by personal delivery, faxed with electronic confirmation of delivery, internationally-recognized express courier or registered or certified mail (return receipt requested), postage prepaid, to the parties at the following addresses (or at such other address for a party as will be specified by like notice):

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If to the Subscriber:
Mr. Zhenwei Lu
China Biotech Holdings Ltd.
5F, B&H Plaza, 27 Industry Ave.
Shekou, Shenzhen, Guangdong Province, 518067, China
If to the Issuer:
Mr. Qian Xu
China Technology Development Group Corporation
Room 2413-18, Shui On Centre
8 Harbour Road
Hong Kong Special Administrative Region, China

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All such notices and other communications will be deemed to have been received (a) in the case of personal delivery, on the date of such delivery, (b) in the case of a fax, when the party sending such fax has received electronic confirmation of its delivery, (c) in the case of delivery by internationally-recognized express courier, on the business day following dispatch and (d) in the case of mailing, if given or made by letter within Hong Kong, two (2) business days after mailing; if given or made by letter outside Hong Kong, seven (7) business days after mailing. Any notice received on a day which is not a business day shall be deemed to be received on the next business day.

10.8	Headings.	The headings contained in this Agreement are for convenience purposes only and will not affect in any way the meaning or interpretation of this Agreement.

10.9	Benefits.	This Agreement is and will only be construed as for the benefit of or enforceable by those persons party to this Agreement.

10.10	Assignment.	This Agreement may not be assigned (except by operation of law) by any party without the consent of the other parties.

10.11	Governing Law.	This Agreement will be governed by and construed in accordance with the laws of the Hong Kong SAR, China, applicable to contracts made and to be performed therein.

10.12	Counterparts.	This Agreement may be executed in one or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

10.13	Schedules and Exhibits.	The schedules and exhibits are attached to this Agreement and incorporated herein.
IN WITNESS WHEREOF, this Agreement is executed as of the day and year first written above.

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Signature page
SIGNED by
for and on behalf of
CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
in the presence of:

Witness’ signature	:

Witness’ name	:

Witness’ occupation	:

Witness’ address	:
SIGNED by
for and on behalf of
CHINA BIOTECH HOLDINGS LTD.
in the presence of:

Witness’ signature	:

Witness’ name	:

Witness’ occupation	:

Witness’ address	:

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EXHIBIT A
FORM OF WARRANT CERTIFICATE
THE SECURITIES REPRESENTED BY THIS CERTIFICATE AND THE SECURITIES TO BE ISSUED UPON ITS EXERCISE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE “ACT”), AND HAVE BEEN ISSUED AND SOLD IN RELIANCE UPON AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE ACT PROVIDED BY REGULATION S UNDER THE ACT. SUCH SECURITIES MAY NOT BE OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S, PURSUANT TO AN EFFECTIVE REGISTRATION UNDER THE ACT, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE ACT. THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR ON BEHALF OF A PERSON IN THE UNITED STATES OR A U.S. PERSON UNLESS THE WARRANT AND THE UNDERLYING SHARES HAVE BEEN REGISTERED UNDER THE SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY RELEVANT STATE OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. THE TERMS “UNITED STATES” AND “U.S. PERSON” HAVE THE MEANINGS GIVEN THEM BY REGULATION S UNDER THE ACT. HEDGING TRANSACTIONS INVOLVING THE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE ACT.
China Technology Development Group Corporation (the “Issuer”)
Room 2413-18, Shui On Centre
8 Harbour Road
Hong Kong Special Administrative Region, China

Warrant Certificate No.

Name of Holder:	China Biotech Holdings Limited

Address of Holder:	Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands

Number of Shares:	2,000,000 Shares

Date of Issuance:

Exercise Price:	US$5.00 per Share

Expiry Date:	(24 months from date of issuance)

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THIS WARRANT CERTIFIES THAT, for value received, the above named holder or its registered assigns (the “Holder”), shall have the right to purchase from the Issuer the above referenced number of fully paid and non-assessable shares of par value US$0.01 per Share (the “Shares”) of the Issuer at an exercise price equal to the exercise price set forth above (the “Exercise Price”), subject to further adjustment as set forth in this Certificate, at any time from the date hereof until 5:00 P.M., Hong Kong time, on the expiry date set forth above (the “Expiry Date”). This Warrant is issued pursuant to the Subscription Agreement between the Issuer and Holder (the “Agreement”) pursuant to which the Holder subscribed for and purchased Subscription Shares and Warrants of the Issuer. The exercise of this Warrant shall be subject to the provisions, limitations and restrictions contained herein.

1.	Exercise.

	1.1 Procedure for Exercise of Warrant.	The Holder may exercise this Warrant by delivering the following to the principal office of the Issuer in accordance with Section 5.1 hereof:

(a) a duly executed Notice of Exercise in substantially the form attached as Exhibit B;

(b) either (i) a written certification that the Holder is not in the United States or a U.S. person, and that the Warrant is not being exercised in the United States on behalf of a U.S. person, which written certificate may be contained in the Notice of Exercise delivered pursuant to sub-paragraph (a) above; or (ii) a written opinion of counsel to the effect that the Warrant and the Shares have been registered under the Securities Act or are exempt from registration thereunder;

(c) payment of the Exercise Price then in effect for each of the Shares being purchased, as designated in the Notice of Exercise; and

(d) this Warrant.
Payment of the Exercise Price may be in cash, certified or official bank check payable to the order of the Issuer, or wire transfer of funds to the Issuer’s account (or any combination of any of the foregoing) in the amount of the Exercise Price for each Share being purchased.

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1.2 Delivery of Certificate and New Warrant.	In the event of any exercise of the rights represented by this Warrant, a certificate or certificates for the Shares so purchased, registered in the name of the Holder, together with any other securities or other property which the Holder is entitled to receive upon exercise of this Warrant, shall be delivered to the Holder hereof, at the Issuer’s expense, within a reasonable time, not exceeding fifteen (15) calendar days, after the rights represented by this Warrant shall have been so exercised; and, unless this Warrant has expired, a new Warrant representing the number of Shares (except a remaining fractional share), if any, with respect to which this Warrant shall not then have been exercised shall also be issued to the Holder hereof within such time. The person in whose name any certificate for Shares is issued upon exercise of this Warrant shall for all purposes be deemed to have become the holder of record of such Shares on the date on which the Warrant was surrendered and payment of the Exercise Price was received by the Issuer, irrespective of the date of delivery of such certificate.

1.3 Transfer Restrictions and Restrictive Legend.	This Warrant and the Shares have not been registered under the Securities Act and the Warrants have been and the Shares, upon exercise of the Warrants, will be issued pursuant to exemptions from the registration requirements of the Securities Act. Neither this Warrant nor any of the Shares or any other security issued or issuable upon exercise of this Warrant may be offered, resold, pledged or otherwise transferred except in accordance with the provisions of Regulation S, pursuant to an effective registration statement under the Act relating to such security or pursuant to an available exemption from the registration under the Securities Act. Each certificate for the Warrant, the Shares and any other security issued or issuable upon exercise of this Warrant shall contain a legend on the face thereof, in form and substance satisfactory to counsel for the Issuer, setting forth the restrictions on transfer contained in this Section. The initial Holder understands that this Warrant constitutes and the Shares upon issuance will constitute “affiliate securities” under the Securities Act, subject to the restrictions on transfer set out in Section 4.2 of the Agreement. The Holder acknowledges and agrees that all certificates representing the Shares will be endorsed with the following legend:

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“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE “ACT”), AND HAVE BEEN ISSUED AND SOLD IN RELIANCE UPON AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE ACT PROVIDED BY REGULATION S UNDER THE ACT. SUCH SECURITIES MAY NOT BE OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S, PURSUANT TO AN EFFECTIVE REGISTRATION UNDER THE ACT, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE ACT. HEDGING TRANSACTIONS INVOLVING THE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE ACT.”

	1.4 Fractional Shares.	No fractional Shares shall be issuable upon exercise or conversion of the Warrant and the number of Shares to be issued shall be rounded down to the nearest whole Share. If a fractional share interest arises upon any exercise or conversion of the Warrant, the Issuer shall eliminate such fractional share interest by paying to Holder an amount computed by multiplying the fractional interest by the current market price of a full Share.
2.	Covenants of the Issuer.

	2.1 Authorized Shares.	The Issuer covenants and agrees that the Issuer will at all times have authorized and reserved, free from preemptive rights, a sufficient number of Shares to provide for the exercise in full of the rights represented by this Warrant.

	2.2 Issuance of Shares.	The Issuer covenants and agrees that all Shares that may be issued upon the exercise of the rights represented by this Warrant will, upon issuance, be validly issued, fully paid and non-assessable, and free from all transfer taxes, liens and charges with respect to the issue thereof.

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3.	Transfer and Replacement.
(a)	Subject to compliance with any applicable securities laws and the conditions set forth herein, this Warrant and all rights hereunder are transferable, in whole or in part, upon surrender of this Warrant at the principal office of the Issuer, together with a written assignment of this Warrant substantially in the form attached hereto duly executed by the Holder or its agent or attorney and funds sufficient to pay any transfer taxes payable upon the making of such transfer. Upon such surrender and, if required, such payment, the Issuer shall execute and deliver a new Warrant or Warrants in the name of the assignee or assignees and in the denomination or denominations specified in such instrument of assignment, and shall issue to the assignor a new Warrant evidencing the portion of this Warrant not so assigned, and this Warrant shall promptly be cancelled. A Warrant, if properly assigned, may be exercised by a new holder for the purchase of Shares without having a new warrant issued.

(b)	The Issuer agrees to maintain, at its aforesaid office, books for the registration and the registration of transfer of the Warrants.

(c)	If, at the time of the surrender of this Warrant in connection with any transfer of this Warrant, the transfer of this Warrant shall not be registered pursuant to an effective registration statement under the Securities Act and under applicable state securities or blue sky laws, the Issuer may require, as a condition of allowing such transfer that (i) the Holder or transferee of this Warrant, as the case may be, furnish to the Issuer a written opinion of counsel to the effect that such transfer may be made without registration under the Securities Act and under applicable state securities or blue sky laws, and (ii) that the holder or transferee execute and deliver to the Issuer such documentation as is necessary to establish that the Warrants Shares are being transferred pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws or in an offshore transaction pursuant to and in accordance with Rule 903 or Rule 904 of Regulation S of the Securities Act.

(d)	The Issuer covenants that upon receipt by the Issuer of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant or any share certificate relating to the Shares, and in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it (which, in the case of the Warrant, shall not include the posting of any bond), and upon surrender and cancellation of such Warrant or share certificate, if mutilated, the Issuer will make and deliver a new Warrant or share certificate of like tenor and dated as of such cancellation, in lieu of such Warrant or share certificate.

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4.	Adjustments of Exercise Price and/or Number of Shares.

4.1	Subdivision or Combination of Shares.	The number and kind of securities purchasable upon the exercise of this Warrant and the Exercise Price shall be subject to adjustment from time to time upon the happening of any of the following. In case the Issuer shall (i) pay a dividend in Shares or make a distribution in Shares to holders of its outstanding Shares, (ii) subdivide its outstanding Shares into a greater number of Shares, (iii) combine its outstanding Shares into a smaller number of Shares, or (iv) issue any Shares of its capital stock in a reclassification of the Shares, then the number of Shares purchasable upon exercise of this Warrant immediately prior thereto shall be adjusted so that the Holder shall be entitled to receive the kind and number of Shares or other securities of the Issuer which it would have owned or have been entitled to receive had such Warrant been exercised prior to the occurrence of such event. Upon each such adjustment of the kind and number of Shares or other securities of the Issuer which are purchasable hereunder, the Holder shall thereafter be entitled to purchase the number of Shares or other securities resulting from such adjustment at an Exercise Price per Warrant Share or other security obtained by multiplying the Exercise Price in effect immediately prior to such adjustment by the number of Shares purchasable pursuant hereto immediately prior to such adjustment and dividing by the number of Shares or other securities of the Issuer resulting from such adjustment. An adjustment made pursuant to this paragraph shall become effective immediately after the effective date of such event retroactive to the record date, if any, for such event.

4.2	Reorganization, Reclassification, Consolidation, Merger or Sale.	If any recapitalization, reclassification or reorganization of the share capital of the Issuer, or any consolidation or merger of the Issuer with another company, or the sale of all or substantially all of its Shares and/or assets or other transaction (including, without limitation, a sale of substantially all of its assets followed by a liquidation) shall be effected in such a way that holders of Shares shall be entitled to receive Shares, securities or other assets or property, then, as a condition of such recapitalizations, reclassifications, reorganizations, consolidations, mergers or sales, lawful and adequate provisions shall be made by the Issuer whereby the Holder hereof shall thereafter have the right to purchase and receive (in lieu of the Shares or other

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securities of the Issuer immediately theretofore purchasable and receivable upon the exercise of the rights represented hereby) such Shares, securities or other assets or property as may be issued or payable with respect to or in exchange for the number of outstanding Shares which such Holder would have been entitled to receive had such Holder exercised this Warrant immediately prior to the consummation of such recapitalizations, reclassifications, reorganizations, consolidations, mergers or sales. The Issuer or its successor shall promptly issue to the Holder a new Warrant for such new securities or other property. The new Warrant shall provide for adjustments which shall be as nearly equivalent as may be practicable to give effect to the adjustments provided for in this Section 4 including, without limitation, adjustments to the Exercise Price and to the number of securities or property issuable upon exercise of the new Warrant. The provisions of this Section 4.2 shall similarly apply to successive recapitalizations, reclassifications, reorganizations, consolidations, mergers or sales.

4.3	Notice of Adjustment.	Whenever the number of Shares or number or kind of securities or other property purchasable upon the exercise of this Warrant or the Exercise Price is adjusted, as herein provided, the Issuer shall give notice thereof to the Holder, which notice shall state the number of Shares (and other securities or property) purchasable upon the exercise of this Warrant and the Exercise Price of such Shares (and other securities or property) after such adjustment, setting forth a brief statement of the facts requiring such adjustment and setting forth the computation by which such adjustment was made.

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5.	Miscellaneous Provisions.

5.1	Notices.	Any notice or other document required or permitted to be given or delivered to the Holder shall be delivered or forwarded to the Holder at the address for the Holder provide on the first page of this Warrant or to such other address or number as shall have been furnished to the Issuer in writing by the Holder. Any notice or other document required or permitted to be given or delivered to the Issuer shall be delivered or forwarded to the Issuer at the address set forth above, Attention: Chief Executive Officer or Company Secretary. All notices, requests and approvals required by this Warrant shall be in writing and shall be conclusively deemed to be given (a) when hand-delivered to the other party, (b) when received if sent by facsimile at the address and number set forth above; provided that notices given by facsimile shall not be effective, unless either (i) a duplicate copy of such facsimile notice is promptly given by depositing the same in the mail, postage prepaid and addressed to the party as set forth below or (ii) the receiving party delivers a written confirmation of receipt for such notice by any other method permitted under this paragraph; and further provided that any notice given by facsimile received after 5:00 p.m. (recipient’s time) or on a non-business day shall be deemed received on the next business day; (c) five (5) business days after deposit in the United States mail, certified, return receipt requested, postage prepaid, and addressed to the party as set forth below; or (d) the next business day after deposit with an international overnight delivery service, postage prepaid, addressed to the party as set forth below with next business day delivery guaranteed; provided that the sending party receives confirmation of delivery from the delivery service provider.

5.2	Limitation of Liability.	No provision hereof, in the absence of affirmative action by the Holder to purchase Shares, and no mere enumeration herein of the rights or privileges of the Holder, shall give rise to any liability of the Holder for the Exercise Price hereunder or as a shareholder of the Issuer, whether such liability is asserted by the Issuer or by creditors of the Issuer.

5.3	No Rights as Shareholder.	This Warrant shall not entitle the Holder to any of the rights of a shareholder of the Issuer except upon exercise in accordance with the terms hereof and the subsequent issue of Shares of the Issuer registered in the name of the Holder.

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5.4	Governing Law.	This warrant shall be governed by and construed in accordance with the laws of Hong Kong Special Administrative Region, China, applicable to agreements made and to be performed herein.

5.5	Waiver, Amendments and Headings.	This Warrant and any provision hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by both parties (either generally or in a particular instance and either retroactively or prospectively). The headings in this Warrant are for purposes of reference only and shall not affect the meaning or construction of any of the provisions hereof.
IN WITNESS WHEREOF, the Issuer has caused this Warrant to be signed by its duly authorized officer effective as of the
                                              day of                                           , 2006.
China Technology Development Group Corporation

Signature of Authorized Signatory: By:

Name of Authorized Signatory:

Position of Authorized Signatory:

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EXHIBIT B
FORM OF NOTICE OF EXERCISE
TO: China Technology Development Group Corporation
The undersigned hereby exercises the right to purchase the number of shares of China Technology Development Group Corporation (the “Issuer”) set forth below (the “Shares”) pursuant to the Warrant to Purchase Shares issued by the Issuer and dated November 27, 2006. In accordance with the provisions of the Warrant, the undersigned hereby tenders the following concurrently with the delivery of this Notice of Exercise (i) payment of the Exercise Price payable by the undersigned for the Shares (the “Purchase Price”) in effect for each of the Shares being purchased, and (ii) the original Warrant.

Number of Shares Purchased:		Shares

Aggregate Purchase Price:	US$

The undersigned represents and warrants to and agrees with the Issuer that:
1.	It is an “accredited investor” within the meaning of Rule 501(a)(3) under the Securities Act. The Subscriber has such knowledge, sophistication and experience in business and financial matters that it is capable of evaluating the merits and risks of an investment in the Securities; it has evaluated such merits and risks and has determined that it is able to bear the economic risk of an investment in the Securities for an indefinite period of time, in view of the restrictions on transfer set out in Section 4.2
2.	It acknowledges that in making the decision to purchase the Sale Shares, it has relied upon its independent investigation of the Issuer and its affairs, and has not relied upon any information or representations made by any third party or upon any oral or written representations or assurances from the Issuer, its officers, directors or employees or any other representatives or agents of the Issuer other than as set forth in the Agreement. It is familiar with the business, operations, properties, financial condition and prospects of the Issuer, has reviewed the Issuer’s publicly-available information filed with and submitted to the SEC, and has had an opportunity to ask questions of, and receive answers from, the Issuer’s officers and directors concerning the Issuer, its affairs and the terms and conditions of the issue and sale of the Shares.
3.	It is acquiring the Shares for its own account, for investment purposes only and not with a view to any resale, distribution or other disposition of the Shares in violation of the United States securities laws.
4.	It understands the Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the “1933 Act”) or the securities laws of any state of the United States and that the sale contemplated hereby is being made in reliance on a safeharbour from such registration requirements.

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5.	The undersigned is not a “U.S. Person” as defined by Regulation S of the Securities Act and is not acquiring the Shares for the account or benefit of a U.S. Person.

A “U S. Person” is defined by Regulation S of the Act to be any person who is:
(h)	any natural person resident in the United States;

(i)	any partnership or corporation organized or incorporated under the laws of the United States;

(j)	any estate of which any executor or administrator is a U.S. person;

(k)	any trust of which any trustee is a U.S. person;

(1)	any agency or branch of a foreign entity located in the United States;

(m)	any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporate, or (if an individual) resident in the United States; and

(n)	any partnership or corporation if:
(i)	organized or incorporated under the laws of any foreign jurisdiction; and

(ii)	formed by a U.S. person principally for the purpose of investing in securities not registered under the Act, unless it is organized or incorporated, and owned, by accredited Subscriber as defined in Section 230.501(a) of the Act who are not natural persons, estates or trusts.
6.	The undersigned was not in the United States at the time the offer to purchase the Shares was received and the Subscriber was not in the United States at the time these Warrants were exercised.
7.	The undersigned acknowledges that the Shares are “affiliate securities” within the meaning of the Securities Act and will be issued to the Subscriber in accordance with Regulation S of the Securities Act without registration under the Securities Act.
8.	The undersigned agrees to resell the Shares only in accordance with the provisions of Regulation S of the Securities Act, pursuant to registration under the Securities Act, or pursuant to an available exemption from registration pursuant to the Securities Act.
9.	The undersigned agrees not to engage in hedging transactions with regard to the Shares unless in compliance with the Securities Act.

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10.	The Subscriber acknowledges and agrees that all certificates representing the Shares will be endorsed with the following legend in accordance with Regulation S of the Securities Act:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE “ACT”), AND HAVE BEEN ISSUED AND SOLD IN RELIANCE UPON AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE ACT PROVIDED BY REGULATION S UNDER THE ACT. SUCH SECURITIES MAY NOT BE OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S, PURSUANT TO AN EFFECTIVE REGISTRATION UNDER THE ACT, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE ACT. HEDGING TRANSACTIONS INVOLVING THE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE ACT.”

11.	The Subscriber and the Issuer agree that the Issuer will refuse to register any transfer of the Shares not made in accordance with the provisions of Regulation S of the Securities Act, pursuant to registration under the Securities Act, pursuant to an available exemption from registration, or pursuant to this Agreement.

Signature of Purchaser or Authorized
Signatory of Purchaser (if the Purchaser is not an individual):

Title of Authorized Signatory of Purchaser (if the Purchaser is not an individual):

Name of Authorized Signatory of Purchaser (if the Purchaser is not an individual):

Name of Purchaser:

Address of Purchaser:

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SCHEDULE A
Issuer’s Receiving Bank Account Information

Name of Bank:	Standard Chartered Bank (HK) Ltd.

Bank account name:	CHINA MERCHANTS SECURITIES (HK) CO. LTD.

Account Number:	(HKD A/C) 368-1-036056-6
(USD A/C) 368-0-035285-4

Reference:	In favor of China Technology Development Group Corporation

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Dated November 27, 2006
CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
and
EASTERN CEREMONY GROUP LIMITED

Subscription Agreement

Baker & McKenzie
14/F, Hutchison House
10 Harcourt Road
Hong Kong Special Administrative Region, China

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SUBSCRIPTION AGREEMENT
THIS SUBSCRIPTION AGREEMENT (this “Agreement”), dated as of November 27, 2006, by and among China Technology Development Group Corporation, a company incorporated under the laws of the British Virgin Islands with its registered address at P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands (the “Issuer”) and Eastern Ceremony Group Limited, a company incorporated under the laws of the British Virgin Islands with its registered address at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (the “Subscriber”).
WHEREAS, the Shares of the Issuer are listed for trading on NASDAQ.
WHEREAS, subject to the terms and conditions set out in this Agreement, the Issuer wishes to issue Subscription Shares and Warrants to the Subscriber, and the Subscriber wishes to subscribe for such Shares and Warrants.
WHEREAS, concurrently with the execution of this Subscription Agreement, the Subscriber will acquire 500,000 Shares of the Issuer that are currently issued and outstanding through a separate placing arrangement.
WHEREAS, the Completion (as defined hereinafter) of the sale and purchase of the SPA Sale Shares pursuant to the Share Sale and Purchase Agreement, and the completion of the placing of the Placing Sale Shares pursuant to the Placing Agency Agreement are conditions precedent to the Completion of the subscription for the Subscription Shares and Warrants pursuant to this Agreement.
WHEREAS, simultaneously with the execution of this Agreement the Issuer is entering into a Registration Rights Agreement with the Subscriber covering the Subscription Shares, the Warrant Shares and the Sale Shares.
WHEREAS, the Issuer and the Subscriber note that upon the completion of this Agreement, the Subscriber may be deemed to be an affiliate of the Issuer.

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NOW, THEREFORE, in consideration of the mutual covenants and other agreements contained in this Agreement, and other good and valuable consideration receipt of which is hereby acknowledged, the Issuer and the Subscriber hereby agree as follows:
ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1 Definitions.	The following terms will have the following meanings for all purposes of this Agreement:
(a)	Accredited Investor — shall have the following meaning as defined in Rule 501 of Regulation D:
i.	a bank, insurance company, registered investment company, business development company, or small business investment company;

ii.	an employee benefit plan, within the meaning of the Employee Retirement Income Security Act, if a bank, insurance company, or registered investment adviser makes the investment decisions, or if the plan has total assets in excess of $5 million;

iii.	a charitable organization, corporation, or partnership with assets exceeding $5 million;

iv.	a director, executive officer, or general partner of the company selling the securities;

v.	a business in which all the equity owners are accredited investors;

vi.	a natural person who has individual net worth, or joint net worth with the person spouse, that exceeds $1 million at the time of the purchase;

vii.	a natural person with income exceeding $200,000 in each of the two most recent years or joint income with a spouse exceeding $300,000 for those years and a reasonable expectation of the same income level in the current year; or

viii.	a trust with assets in excess of $5 million, not formed to acquire the securities offered, whose purchases a sophisticated person makes.

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(b)	“affiliates” means the persons that directly, or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the person specified as defined in Rule 405 under the Securities Act.

(c)	“Aggregate Share Subscription Price” is as defined in Article 2, Section 2.1(a).

(d)	“Aggregate Subscription Price” is as defined in Article 2, Section 2.1(b).

(e)	“Aggregate Warrant Subscription Price” is as defined in Article 2, Section 2.1(b).

(f)	“Business Days” means any day, excluding Saturdays, on which banks in Hong Kong are generally open for business.

(g)	“change in internal controls over financial reporting” as defined in Item 308(c) of Regulation S-K, means the disclosure of any change in the registrant’s internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 or Rule 15d-15 under the Exchange Act that occurred during the registrant’s last fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.

(h)	“Completion” means the completion of the Transaction.

(i)	“Completion Date” is as defined in Article 3, Section 3.1.

(j)	“Common Stock” means the shares of the Issuer, par value US$0.01 per share.

(k)	“directed selling efforts” means any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered in reliance on Regulation S, as defined in Rule 902 of Regulation S.

(l)	“distribution compliance period” means a period that begins when the securities were first offered to persons other than distributors in reliance upon this Regulation S or the date of Completion of the offering, whichever is later, and continues until the end of the period of time specified in the relevant provision of Rule 903 of Regulation S, except for certain transactions as set out in Rule 902 of Regulation S.

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(m)	“Escrow Agreement” means the escrow agreement dated November 27, 2006, by and among Arculli Fong & Ng, the escrow agent, Beijing Holdings Limited (“Beijing Holdings”), China Internet Technology Co. Ltd (“China Internet”), CMEC Ceramics Holdings Limited (“CMEC”), Perfect Capital Holdings Limited (“Perfect Capital”) and China Biotech Holdings Limited (“China Biotech”), pursuant to the requirements under the Share Sale and Purchase Agreement and the Placing Agency Agreement;

(n)	“foreign issuer” means any issuer which is a foreign government, a national of any foreign country or a corporation or other organization incorporated or organized under the laws of any foreign country, as defined in Rule 405 under the Securities Act.

(o)	“foreign private issuer” as defined in Rule 405 under the Securities Act, means any foreign issuer other than a foreign government except an issuer meeting the following conditions:
i.	More than 50 percent of the outstanding voting securities of such issuer are directly or indirectly owned of record by residents of the United States; and

ii.	Any of the following:
•	The majority of the executive officers or directors are United States citizens or residents;

•	More than 50 percent of the assets of the issuer are located in the United States; or

•	The business of the issuer is administered principally in the United States.
(p)	“Hong Kong SAR” means the Hong Kong Special Administrative Region, the People’s Republic of China.

(q)	“Issuer” means China Technology Development Group Corporation, a company incorporated under the laws of the British Virgin Islands.

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(r)	“Material Adverse Effect” means any of (i) a material and adverse effect on the legality, validity or enforceability of any of this Agreement, the Warrants and any other documents executed or delivered with this Agreement or in connection herewith, (ii) a material and adverse effect on the results of operations, assets, prospects, business or condition (financial or otherwise) of the Issuer and the subsidiaries, taken as a whole, or (iii) an impairment to the Issuer’s ability to perform on a timely basis its obligations under any Transaction Document.

(s)	“NASDAQ” means The NASDAQ Stock Market, Inc.

(t)	“Placing Agency Agreement” means the placing agency agreement, dated November 27, 2006, by and among Beijing Holdings, China Internet, CMEC and Perfect Capital as vendors of 4,250,000 Shares (“Placing Sale Shares”), and China Merchants Securities (HK) Co. Ltd. (“Placing Agent”), in respect of the placing of the Placing Sale Shares.

(u)	“Registration Rights Agreement(s)” means the agreements by and between the Issuer and each of the Subscriber, China Biotech, Harvest Smart Overseas Limited (“Harvest Smart”) and Beijing Holdings, which governs the rights of the Subscriber, China Biotech, Harvest Smart and Beijing Holdings, to cause the Issuer to register the Registrable Securities as defined therein.

(v)	“Reports” means the Annual Reports of the Issuer on Form 20-F filed with the SEC.

(w)	“restricted securities” means for purpose of this Agreement securities acquired directly or indirectly from the issuer, or from an affiliate of the issuer, in a transaction or chain of transactions not involving any public offering.

(x)	“SEC” means the United States Securities and Exchange Commission.

(y)	“Securities” means the Subscription Shares, the Warrants and the Warrant Shares.

(z)	“Securities Act” means the United States Securities Act of 1933, as amended.

(aa)	“Shares” means the shares of the Issuer, par value US$0.01 per share, which are listed for trading on NASDAQ.

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(ab)	“Share Sale and Purchase Agreement” means the agreement, dated November 27, 2006, by and between Beijing Holdings and China Biotech for the sale and purchase of 2,000,000 Shares of the Issuer (“SPA Sale Shares”).

(ac)	“Share Transfer Agent” means American Stock Transfer and Trust Company.

(ad)	“Shareholders’ Circular” means the shareholders’ circular attached to the proxy and the notice of the Shareholders’ Meeting, to be dated on or about November 28, 2006, of the Issuer.

(ae)	“Shareholders’ Meeting” means the shareholders’ 2006 annual meeting of the Issuer, to be held on December 22, 2006, convened by the Board of Directors of the Issuer.

(af)	“Subscriber” means Harvest Smart Overseas Limited, a company incorporated under the laws of British Virgin Islands, as identified on the signature page hereof.

(ag)	“Subscription Agreement(s)” means this Agreement and the agreements by and between the Issuer and each of Harvest Smart and China Biotech, for the subscription of the Subscription Securities as defined therein.

(ah)	“Subscription Securities” means, in relation to the Subscriber, the Subscription Shares and Warrants subscribed for by the Subscriber pursuant to this Agreement.

(ai)	“Subscription Shares” means 500,000 newly issued Shares of the Issuer.

(aj)	“Transaction” means, for purpose of this Agreement, the subscription of the Subscription Securities by the Subscriber for the Aggregate Subscription Price.

(ak)	“Transaction Documents” shall mean this Agreement (including the Warrants), the Registration Rights Agreement between the Issuer and the Subscriber, the Share Sale and Purchase Agreement, the Placing Agency Agreement and the Subscription Agreements and the Registration Rights Agreements for each of Harvest Smart and China Biotech.

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(al)	A “U. S. Person” means any person who is:
(i)	any natural person resident in the United States;

(ii)	any partnership or corporation organized or incorporated under the laws of the United States;

(iii)	any estate of which any executor or administrator is a U.S. person;

(iv)	any trust of which any trustee is a U S person;

(v)	any agency or branch of a foreign entity located in the United States;

(vi)	any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporate, or (if an individual) resident in the United States; and

(vii)	any partnership or corporation if
(A)	organized or incorporated under the laws of any foreign jurisdiction; and

(B)	formed by a U.S. person principally for the purpose of investing in securities not registered under the Act, unless it is organized or incorporated, and owned, by accredited investors who are not natural persons, estates or trusts.
(am)	“Warrants” means 500,000 warrants for the purchase of 500,000 newly issued Shares of the Issuer.

(an)	“Warrant Shares” means the Shares currently issuable and/or issued pursuant to exercise of the Warrants.

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ARTICLE 2
AGREEMENT TO SUBSCRIBE

2.1	Subscription.	Subject to the terms and conditions of this Agreement, the Issuer agrees to issue and allot, and the Subscriber agrees to subscribe for and purchase:

	(a) Subscription Shares.	The number of Subscription Shares specified on the signature page hereto at the Subscription Price per Share (the product of such number of Subscription Shares and the Subscription Price per Share is the Subscriber’s “Aggregate Share Subscription Price”).

	(b) Warrants.	The number of Warrants specified on the signature page hereto at the Subscription Price per Warrant (the product of such number of Warrants and the Subscription Price per Warrant is the Subscriber’s “Aggregate Warrant Subscription Price”; the sum of the Subscriber’s Aggregate Share Subscription Price and Aggregate Warrant Subscription Price is the Subscriber’s “Aggregate Subscription Price”). The Subscription Shares and Warrants to be subscribed by the Subscriber are the “Subscription Securities”.

2.2	Acceptance by the Issuer.	The Issuer will not accept subscriptions from any person who:

	(a) Delivery of Agreement.	Fails to deliver this Agreement duly executed, containing representations, warranties and acknowledgements as to, among other things, such person’s qualification as an institutional “accredited investor”, as such term is defined in Rule 501 of Regulation D under the Securities Act; its identity as not being a “U.S. person” as such term is defined in Regulation S under the Securities Act, and others.

	(b) Compliance with Laws.	Fails to comply with all securities laws and other applicable laws of the jurisdiction in which the Subscriber is resident, or fails to deliver such certificates, representations, warranties or other documents as counsel for the Issuer may reasonably require to verify compliance with such laws.
Any subscriptions received by the Issuer from persons who do not comply with this Section 2.2 will be returned to such person without interest.

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2.3	Warrants.	The certificates evidencing the Warrants shall be substantially in the form set out as Exhibit A to this Agreement.

2.4	Placing Agent.	The Issuer and the Subscriber hereby agree in respect of the Subscription Securities to appoint China Merchants Securities (HK) Co. Ltd. as the placing agent (“Placing Agent”), and the Placing Agent hereby agrees to act as the sole placing agent for the Issuer in respect of the Subscription Securities on terms and subject to conditions set out in this Agreement. For the avoidance of doubt, the Placing Agent shall not charge the Issuer any commission in connection with this Agreement. However, the Issuer hereby agrees to reimburse the Placing Agent for any out-of-pocket fees or transactional charges incurred by the Placing Agent in connection with the Agreement.

ARTICLE 3 COMPLETION

3.1	Completion Date.	Subject to the satisfaction of the conditions set out in Article 8, the Completion of the sale and purchase of the Subscription Securities contemplated in this Agreement shall take place on the day agreed by the parties that is not later than ten (10) Business Days following the date of the Shareholders’ Meeting, or such other date as the parties may agree.

3.2	Completion Transactions.	On the Completion Date, subject to the satisfaction of the conditions set out in Article 8, subject to fulfillment of the Conditions Precedent as set out in Clause 8, Completion shall take place at 8:30 a.m. on the Completion Date in the offices of Baker & McKenzie, legal advisor to the Issuer in the following manner:–

(a) On the Completion Date, the Subscriber shall have transferred through the Clearing House Automatic Transfer System (“CHATS”) in immediately available funds the sum in US dollars equal to the Subscriber’s Aggregate Subscription Price to an account opened with the Placing Agent;

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(b)	subject to the satisfaction of Clause 8 and other terms and conditions of this Agreement, including but not limited to the presentation of all required board approvals, shareholders’ approvals, certifications and other requested documentation, on the Completion Date, the Subscriber shall instruct the Placing Agent to transfer the Aggregate Subscription Price from its account with the Placing Agent to an Issuer’s account (information set out in Schedule A attached hereto) opened with the Placing Agent that is jointly operated by persons designated by the board of directors of the Issuer and satisfactory to China Biotech;

(c)	subject to the satisfaction of Clause 8 and other terms and conditions of this Agreement, the Issuer, upon receipt of the applicable amount of the Aggregate Subscription Price shall issue a confirmation to the Subscriber and the Placing Agent; the Issuer shall also deliver the newly issued share certificates representing the Subscription Shares and Warrants to the Subscriber on the Completion Date and concurrently provide certified copies of the same to the Placing Agent; and

(d)	subject to the satisfaction of Clauses 3, 8, and other terms and conditions of this Agreement, on the Completion Date, the Issuer shall issue a written instruction to the Share Transfer Agent authorizing and requesting the Share Transfer Agent to enter and record the name of the Subscriber in the register of members of the Issuer as registered shareholder of the Issuer. The Issuer shall take necessary steps to update the copy of the register of members maintained at the registered office of the Issuer in the British Virgin Islands in accordance with the relevant laws and regulations.

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ARTICLE 4 AGREEMENTS OF THE SUBSCRIBER

4.1	Exemption from Registration.	The Subscriber acknowledges and agrees that the Securities will be offered and sold to the Subscriber without such offers and sales being registered under the Securities Act and will be issued to the Subscriber in an offshore transaction outside of the United States in accordance with a safe harbour from the registration requirements of the Securities Act, in reliance provided by Rule 903 of Regulation S of the Securities Act based on the representations and warranties of the Subscriber in this Agreement.

4.2	Resales of Securities.	The Subscriber acknowledges that after giving effect to the Transaction contemplated by this Agreement and the Placing Agency Agreement, it may be deemed to be an “affiliate” of the Issuer, as such term is defined in Rule 405 under the Securities Act. The Subscriber may not offer, sell, resell, pledge or otherwise transfer (any such action being referred to hereinafter as “reselling”, or “resale”) the Securities except pursuant to an available exemption from registration under the Securities Act or pursuant to an effective registration statement under the Securities Act and in compliance with all applicable state securities laws and the laws of any other jurisdiction. Accordingly, the Subscriber agrees to resell the Securities only in accordance with the provisions of Rule 903 or 904 of Regulation S of the Securities Act, pursuant to an effective registration statement under the Securities Act, or pursuant to an available exemption from registration pursuant to the Securities Act, including the exemption from registration provided by Rule 144 under the Securities Act. In particular, the Subscriber agrees that it will not offer, sell, resell, pledge or otherwise transfer (including to a nominee) the Subscription Securities except (a) during the period of one year commencing on the Completion Date, (i) in compliance with Rule 903 of Regulation S under the Securities Act, or (ii) pursuant to an effective registration statement; and (b) after one year from the Completion Date, (i) pursuant to either of clause (a)(i) or (a)(ii) above, or (ii) pursuant to the exemption provided by Rule 144 under the Securities Act, if available. The Subscriber acknowledges that the Issuer makes no representations regarding the availability of the exemption provided by Rule 144 at any time. The Subscriber agrees that the Issuer will refuse to

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register any transfer of the Securities not made in accordance with the provisions of Regulation S of the Securities Act, pursuant to registration under the Securities Act or pursuant to an available exemption from registration. The Subscriber agrees that the Issuer may require an opinion of legal counsel reasonably acceptable to the Issuer in the event of any resale of any of the Securities by the Subscriber pursuant to an exemption from registration under the Securities Act.

4.3	Hedging Transactions.	The Subscriber agrees not to engage in or enter into any trust, any option to sell or purchase or any equity swap or similar hedging arrangement pursuant to which the economic consequences of ownership of the Securities may be transferred to any person, including any U.S. person.

4.4	Share Certificates.	The Subscriber acknowledges and agrees that all certificates representing the Subscription Shares and the Warrant Shares (if issued in certificated form) will be endorsed with the following legend, or such similar legend as deemed advisable by legal counsel for the Issuer, to ensure compliance with Regulation S of the Securities Act and to reflect the status of the Subscription Shares and Warrant Shares as securities held by affiliates of the Issuer:
“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE “ACT”), AND HAVE BEEN ISSUED AND SOLD IN RELIANCE UPON AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE ACT PROVIDED BY REGULATION S UNDER THE ACT. SUCH SECURITIES MAY NOT BE OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S, PURSUANT TO AN EFFECTIVE REGISTRATION UNDER THE ACT, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE ACT. HEDGING TRANSACTIONS INVOLVING THE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE ACT.”

4.5	Warrant Certificates.	The Subscriber acknowledges and agrees that all certificates representing the Warrants will be endorsed with the following legend, or such similar legend as deemed advisable by legal counsel for the Issuer, to ensure compliance with Regulation S of the Securities Act and to reflect the status of the Warrants as securities held by affiliates of the Issuer:

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“THE SECURITIES REPRESENTED BY THIS CERTIFICATE AND THE SECURITIES TO BE ISSUED UPON ITS EXERCISE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE “ACT”), AND HAVE BEEN ISSUED AND SOLD IN RELIANCE UPON AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE ACT PROVIDED BY REGULATION S UNDER THE ACT. SUCH SECURITIES MAY NOT BE OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S, PURSUANT TO AN EFFECTIVE REGISTRATION UNDER THE ACT, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE ACT. THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR ON BEHALF OF A PERSON IN THE UNITED STATES OR A U.S. PERSON UNLESS THE WARRANT AND THE UNDERLYING SHARES AND WARRANTS HAVE BEEN REGISTERED UNDER THE SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY RELEVANT STATE OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. THE TERMS “UNITED STATES” AND “U.S. PERSON” HAVE THE MEANINGS GIVEN THEM BY REGULATION S UNDER THE ACT. HEDGING TRANSACTIONS INVOLVING THE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE ACT.”

4.6	Notice of Transfer Restrictions to Subsequent Transferees.	The Subscriber will advise any subsequent transferee of the Subscription Securities of the foregoing restrictions on transfer, and will procure that any such transferee shall deliver to the Issuer an undertaking to observe and be bound by such restrictions.

4.7	Removal of Legends.	Upon application by the Subscriber and the transferee, the Issuer may instruct the share registrar to reissue share certificates that do not bear such legends (i) in the case of a resale by a non-affiliated Subscriber pursuant to Rule 904 of Regulation S, after the expiration of the 40-day distribution compliance period, (ii) in the case of a resale of such securities pursuant to an effective registration under the Securities Act or (iii) where certified by an opinion of counsel recognized as being experienced in matters of United States securities laws in form and content reasonably satisfactory to the Issuer to the effect that the securities proposed to be disposed of may be lawfully so disposed of without registration, qualification or legend. In the case of an application under (iii) above, the Issuer may require appropriate certifications, acknowledgements, representations and warranties of the Subscriber and the transferee, and an opinion of legal counsel reasonably acceptable to the Issuer.

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4.8	Lock-Up.	The Subscriber agrees that during the period beginning from the Completion Date and continuing to and including the date that is 12 months after the Completion Date, it will not (i) offer, sell, contract to sell, pledge or otherwise dispose of, or permit any person acting on its behalf to offer, sell, contract to sell, pledge or otherwise dispose of, any Subscription Shares, Warrants or Warrant Shares, or (ii) engage in or enter into any trust, any option to sell or purchase or any equity swap or similar hedging arrangement pursuant to which the economic consequences of ownership of the Subscription Shares, Warrants or Warrant Shares may be transferred to any person.

ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF SUBSCRIBER

5.1	Representations and Warranties.	The Subscriber hereby represents and warrants to the Issuer, and agrees with the Issuer, that:

	(a) No Registration.	It understands that the Securities have not been and will not be registered under the Securities Act and, if in the future the Subscriber decides to resell the Securities, it may do so only in accordance with the restrictions set out in Section 4.2. No United States federal or state agency or similar agency of any other country, or any securities exchange has approved, passed upon or made any recommendation with respect to the Securities.

	(b) Not a U.S. Person.	It is not a “U.S. person” as defined in Rule 902 of Regulation S; it is not organized or incorporated under the laws of any United States jurisdiction; and it was not formed for the purpose of investing in securities not registered under the Securities Act. It is purchasing the Subscription Securities for its own account. The Subscriber’s principal place of business is located outside of the United States, and at the time of entering into this Agreement and at the Completion Date, the Subscriber was located outside the United States.

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(c) Accredited Investor.	It is an “accredited investor” within the meaning of Rule 501(a)(3) under the Securities Act. The Subscriber has such knowledge, sophistication and experience in business and financial matters that it is capable of evaluating the merits and risks of an investment in the Securities; it has evaluated such merits and risks and has determined that it is able to bear the economic risk of an investment in the Securities for an indefinite period of time, in view of the restrictions on transfer set out in Section 4.2.

(d) Investment Intent.	It is subscribing for and purchasing the Securities solely for investment purposes, for its own account and not for the account or benefit of any other person, including any U.S. person, and not with a view or intent to the distribution or transfer thereof. The Subscriber has not entered into, and there does not exist, any agreement, arrangement or understanding with any other party for the sale, resale, pledge, transfer or assignment of all or any of the Securities or any interest therein, including without limitation any such agreement, arrangement or understanding relating to any trust, any option to sell or purchase or any equity swap or similar hedging arrangement pursuant to which the economic benefits and obligations of ownership of the Securities may be transferred to any other party.

(e) Independent Investigation.	In making the decision to subscribe for and purchase the Securities, it has relied upon its independent investigation of the Issuer and its affairs, and has not relied upon any information or representations made by any third party or upon any oral or written representations or assurances from the Issuer, its officers, directors or employees or any other representatives or agents of the Issuer, other than as set forth in this Agreement. The Subscriber is familiar with the business, operations, properties, financial condition and prospects of the Issuer, has reviewed the Issuer’s publicly-available information filed with and submitted to the SEC, and has had an opportunity to ask questions of, and receive answers from, the Issuer’s officers and directors concerning the Issuer, its affairs and the terms and conditions of the issue and sale of the Securities.

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(f) No Advice from Issuer.	It has had the opportunity to review this Agreement and the transactions contemplated hereby with the Subscriber’s own professional advisors. Except for any representations, warranties or statements made by the Issuer in this Agreement, the Subscriber is relying solely on its own counsel and advisors and not on any representations, warranties or statements of the Issuer or any of its representatives or agents for legal, tax or investment advice with respect to the subscription and purchase of the Subscription Securities or the securities or other laws of any jurisdiction.

(g) Due Incorporation and Good Standing.	It is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation.

(h) Power and Authorization.	It has the requisite power and authority to enter into and perform its obligations under this Agreement, and to subscribe for and purchase the Subscription Securities to be acquired by it. The execution, delivery and performance of this Agreement by the Subscriber and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary corporate action, and no further consent or authorization of the Subscriber or its board of directors, shareholders, members or others is required.

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(i) No Conflicts.	Assuming that the representations and warranties of the Issuer in Article 7 are true and correct, the execution, delivery and performance of this Agreement, and the subscription and purchase of the Subscription Securities by the Subscriber do not and will not:

(1)	violate, conflict with, result in a breach of, or constitute a default (or an event which with the giving of notice or the lapse of time or both would constitute a default) under (i) the memorandum and articles of association of the Subscriber; (ii) to the Subscriber’s knowledge, any decree, judgment, order, law, treaty, rule or regulation (“Applicable Laws”) applicable to the Subscriber of any court, governmental agency or body, or arbitrator having jurisdiction over the Subscriber or its property; or (iii) the terms of any bond, debenture, note or any other evidence of indebtedness, or any agreement, indenture, lease, mortgage, deed of trust or other instrument to which the Subscriber is a party or by which it or any of its properties is bound; or

(2)	result in the creation or imposition of any lien, charge or encumbrance upon the assets of the Subscriber;
except for such conflicts, violations and breaches as would not, individually or in the aggregate, have a Material Adverse Effect on the Subscriber.

(j) No Consents.	It is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of its obligations under this Agreement or to subscribe for and purchase the Subscription Securities to be acquired by it; provided that for purposes of the representations made in this sentence, the Subscriber is assuming and relying upon the accuracy of the relevant representations made by the Issuer herein.

(k) Enforceability.	This Agreement has been duly authorized and executed by the Subscriber and, when delivered by the Subscriber, will become the Subscriber’s valid and binding agreement enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general principles of equity.

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5.2	Accuracy of Representations.	The representations, warranties and agreements of the Subscriber are true and correct as of the date of this Agreement, and (unless the Subscriber otherwise notifies the Issuer prior to the Completion Date) shall be true and correct as of the Completion Date. The Subscriber acknowledges and agrees that the Issuer, in making the offer, issue and allotment of the Subscription Securities, and determining the availability of the applicable exemption from the registration requirement of the Securities Act, has relied on and will rely on the accuracy of the Subscriber’s representations and warranties set out herein.

5.3	Notification of Breach.	The Subscriber agrees promptly to notify the Issuer of any matter or event which becomes known to it prior to Completion of the transactions contemplated by this Agreement which would or would reasonably be considered to render or have rendered any representation or warranty given by it to be or to have been untrue, inaccurate or misleading in any material respect.

5.4	Survival.	The foregoing representations and warranties of the Subscriber shall survive the Completion Date and the Completion of the transactions contemplated by this Agreement.

ARTICLE 6 AGREEMENTS OF THE ISSUER
The Issuer hereby agrees with the Subscriber that:

6.1	NASDAQ Listing.	It will comply with the listing rules for, and maintain the listing of the Shares on NASDAQ. It will apply for and obtain approval for the listing of the Subscription Shares and the number of Warrant Shares that would currently be issuable upon exercise of the Warrants. If the number of Warrant Shares issuable upon exercise of the Warrants increases as a result of the operation of any of the adjustment provisions under the Warrants, the Issuer will apply for and obtain approval for the listing of such increased number of Warrant Shares.

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6.2 SEC Reporting and Compliance.	The Issuer will take all actions necessary to ensure that the Shares will continue to be registered under Section 12(b) or Section 12(g) of the Exchange Act. It will timely file all reports required pursuant to the Securities Exchange Act, including without limitation those required pursuant to Section 13 or 15(d) thereof and the rules and regulations thereunder. It will comply with all provisions of the Securities Act and the Securities Exchange Act and the rules and regulations thereunder relating to corporate governance, FCPA, record keeping and controls and procedures and other similar provisions, including without limitation those required pursuant to Securities Exchange Act Sections 10A, 13, 15(d), 30A, Form 20-F and the respective rules and regulations thereunder.

6.3 Warrant Shares.	The number of Warrant Shares that would currently be issuable upon exercise of the Warrants has been duly authorized and validly reserved for issuance. If the number of Warrant Shares issuable upon exercise of the Warrants increase as a result of the operation of any of the adjustment provisions under the Warrants, the Issuer will ensure that such increased number of Warrant Shares is at all times duly authorized and validly reserved for issuance pursuant to the exercise of the Warrants.

6.4 Transaction Documents.	It will prepare and obtain the effectiveness of the Transaction Documents and the Shareholders’ Circular in a form reasonably acceptable to the Subscriber.

6.5 Non-Public Information.	The Issuer agrees that neither it nor any other person acting on its behalf will provide the Subscriber or its agents or counsel with any information that the Issuer believes constitutes material non-public information, unless prior thereto the Subscriber shall have agreed in writing to receive such information. The Issuer understands and confirms that the Subscriber shall be relying on the foregoing representation in effecting transactions in the Securities.

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6.6 Announcement.	The Issuer will prepare and release a Shareholders’ Circular and an announcement relating to the Transactions in compliance with the securities laws of the United States and applicable NASDAQ listing rules. Such announcement will be filed with the SEC under cover of Form 6-K, and released through the NASDAQ press release web page. In addition, each party hereby agrees that the Issuer may issue an announcement upon the execution of the Transaction Documents. Except as set out in this Clause 6.6, each party hereby undertakes that no public announcement or communication which is material in relation to the Transactions shall be made or despatched by the Subscriber.

6.7 Further Assurances.	Subject to the terms and conditions set out herein, the Issuer agrees to take all other actions reasonably necessary or appropriate and to cooperate with the Subscriber to carry the transactions contemplated in this Agreement into effect, including without limitation in relation to Section 4.7.
ARTICLE 7
REPRESENTATIONS AND WARRANTIES OF THE ISSUER

7.1 Representations and Warranties of the Issuer.	The Issuer represents and warrants to the Subscriber and agrees with the Subscriber, that:

(a) Due Incorporation and Good Standing.	The Issuer is a company with limited liability duly incorporated, validly existing and in good standing under the laws of the British Virgin Islands.

(b) Power and Authorization.	The Issuer has the requisite corporate power and authority (1) to enter into and perform its obligations under this Agreement, and to issue and sell the Subscription Securities and (2) to own its properties and to carry on its business as disclosed in the Reports and the Shareholders’ Circular. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action, and no further consent or authorization of the Issuer or its board of directors, shareholders, members or others is required.

(c) Foreign Issuer.	The Issuer is a “foreign private issuer" as defined in Rule 405 under the Securities Act, and a “foreign issuer” as defined in Rule 902(e) of Regulation S under the Securities Act.

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(d) Authorized and Outstanding Share Capital.	The authorized share capital of the Issuer is US$25,000,000 and subject to the approval and adoption of the proposed Amended and Restated Memorandum and Articles of Association by the shareholders of the Issuer at its Shareholders’ Meeting, shall be increased to US$50,000,000. At the date of this Agreement, the Issuer has a total of 11,309,497 Shares issued and outstanding. All such issued and outstanding Shares have been duly authorized and validly issued and are fully-paid and non-assessable.

After giving effect to the issue and sale of the Subscription Securities (and assuming the exercise of all Warrants), a total of 16,809,497 Shares will be issued and outstanding.

(e) No Conflicts.	Assuming that the representations and warranties of the Subscriber in Article 5 are true and correct, the execution, delivery and performance of this Agreement, and the issue and sale of the Subscription Securities by the Issuer do not and will not:

(1)  violate, conflict with, result in a breach of, or constitute a default (or an event which with the giving of notice or the lapse of time or both would constitute a default) under (i) the memorandum or articles of association or bylaws of the Issuer; (ii) to the Issuer’s knowledge, any Applicable Laws of any court, governmental agency or body, or arbitrator having jurisdiction over the Issuer or its property; or (iii) the terms of any bond, debenture, note or any other evidence of indebtedness, or any agreement, stock option or similar plan, indenture, lease, mortgage, deed of trust or other instrument to which the Issuer or any of its subsidiaries is a party or by which the Issuer or any of its subsidiaries or any of their respective properties is bound;

(2) result in the creation or imposition of any lien, charge or encumbrance upon the Subscription Securities or the assets of the Issuer or its subsidiaries; or

(3)  result in the activation of any anti-dilution rights or a reset or repricing of any debt instrument of any other creditor or equity holder of the Issuer, nor result in the acceleration of the due date of any obligation of the Issuer.

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(f) No Consents.	Other than (1) the approval of the Issuer’s shareholders for the Transaction and (2) the confirmations of NASDAQ (i) relating to the continued listing of the Shares and (ii) that the Issuer will not be required, as a result of the Transactions, to file an original listing application for the Shares, which approval and confirmations have been duly obtained and are in full force and effect, the Issuer is not required to obtain any additional consent, authorization or order of, or make any filing or registration with, any court, governmental agency, securities exchange or of the Issuer’s shareholders, in order for it to execute, deliver or perform any of its obligations under this Agreement or to issue and sell the Subscription Securities; provided that for the purposes of the representations made in this sentence, the Issuer is assuming and relying upon the accuracy of the relevant representations made by the Subscriber herein.

(g) Enforceability.	This Agreement has been duly authorized and executed by the Issuer and, when delivered will become the Issuer’s valid and binding agreement enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general principles of equity.

(h) Litigation or Investigation.	There is no material pending or, to the best knowledge of the Issuer, threatened action, suit, proceeding or investigation before any court, governmental agency or body or arbitrator having jurisdiction over the Issuer or any of its subsidiaries that would affect the execution, delivery and performance by the Issuer of this Agreement or the consummation of the transactions contemplated hereby. Except as disclosed in the Reports, there is no pending or, to the best knowledge of the Issuer, threatened action, suit, proceeding or investigation before any court, governmental agency or body or arbitrator having jurisdiction over the Issuer or any of its subsidiaries which, if adversely determined, would have a Material Adverse Effect on the Issuer.

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(i) Reporting Company.	The Issuer is subject to the reporting requirements of Section 13 of the Securities Exchange Act, and has a class of common shares registered pursuant to Section 12(b) of the Securities Exchange Act. The Issuer has filed with the SEC all reports and other materials required to be filed thereunder during the preceding 12 months. Notwithstanding the foregoing, the Issuer did not file its Annual Report on Form 20-F for 2005 on a timely basis.

(j) Information Concerning the Issuer.	The Subscriber has not been provided with any material non-public information concerning the Issuer, except as the terms and conditions of the transactions contemplated by this Agreement may constitute such information. The Reports and the Shareholders’ Circular contain all material information relating to the Issuer and its operations and financial condition as of their respective dates which is required to be disclosed therein. Since the date of the financial statements included in the Reports, there has been no event or occurrence that may have or result in a Material Adverse Effect relating to the Issuer’s business, operations, financial condition, property or prospects. Neither the Reports, the Shareholders’ Circular nor any information disclosed to the Subscriber contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Issuer’s representations and warranties set forth herein are true and correct. The Issuer understands and confirms that the Subscriber will rely on such representations and warranties in effecting transactions in the Securities.

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(k) Internal Controls.	Save as otherwise disclosed in the Issuer’s most recently filed Annual Report on Form 20-F and other reports, the Issuer and its subsidiaries maintains a system of internal accounting controls sufficient to provide reasonable assurances that (1) transactions are executed in accordance with management’s general or specific authorization; (2) transactions are recorded as necessary to permit the financial statements to be fairly presented in accordance with US GAAP and to maintain accountability for assets; (3) access to assets is permitted only in accordance with management’s general or specific authorization; and (4) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to differences.

(l) No Integrated Offering.	Neither the Issuer, its affiliates nor any person acting on its or their behalf has directly or indirectly made any offers or sales of any security or solicited any offers to buy any security under circumstances that would cause the issue and sale or the Subscription Securities pursuant to this Agreement to be integrated with prior offerings by the Issuer for purposes of the Securities Act or the NASDAQ listing rules. The Issuer and its affiliates will not take any action that would cause the issue and sale of the Subscription Securities to be integrated with other offerings, nor conduct any other offering that would be integrated with the issue and sale of the Subscription Securities.

(m) No Registration Required.	Neither the Issuer nor any of its affiliates nor any person acting on its or their behalf (1) has, directly or indirectly, made offers or sales of any security, or solicited offers to buy, or will do so, or otherwise negotiated in respect of, any security, under circumstances that would require the registration of the Subscription Securities under the Securities Act or (2) has engaged, or will engage, in any form of general solicitation or general advertising (within the meaning of the Securities Act) in connection with any offer or sale of the Subscription Securities.

(n) Listing of Shares.	The Shares are listed for trading on NASDAQ.

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(o) Warrant Shares.	The Warrant Shares have been duly authorized and validly reserved for issuance, and when issued upon exercise of the Warrant in accordance with the terms thereof (and upon payment of the exercise price therefor), will be validly issued, fully paid and non-assessable Shares. The shareholders of the Issuer have no preemptive or similar rights over the Warrant Shares.

(p) No Directed Selling Efforts.	Neither the Issuer nor any of its affiliates nor any person acting on its or their behalf has engaged, or will engage, in any directed selling efforts (within the meaning of Regulation S) with respect to the Subscription Securities and the Issuer and all of its affiliates and any person acting on its or their behalf have complied and will continue to comply with the offering restrictions requirement of Regulation S.

7.2 Accuracy of Representations.	The representations, warranties and agreements of the Issuer are true and correct as of the date of this Agreement, and (unless the Issuer otherwise notifies the Subscriber prior to the Completion Date) shall be true and correct as of the Completion Date.

7.3 Notification of Breach.	The Issuer agrees promptly to notify the Subscriber of any matter or event which becomes known to it prior to the Completion of the transactions contemplated by this Agreement which would or would reasonably be considered to render or have rendered any representation or warranty given by it to be or to have been untrue, inaccurate or misleading in any material respect.

7.4 Survival.	The foregoing representations and warranties of the Issuer shall survive the Completion Date and the Completion of the transactions contemplated by this Agreement.

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ARTICLE 8
CONDITIONS PRECEDENT
The obligations of the Issuer to issue and sell the Subscription Securities, and the obligations of the Subscriber to subscribe for and purchase the Subscription Securities, are subject to the satisfaction of the following conditions precedent:

8.1 Representations and Warranties.	The representations and warranties of each of the Issuer and the Subscriber are true and correct as of the date hereof, and shall be true and correct as of the Completion Date, and there shall be no breach of such representations and warranties by any party.

8.2 Performance of Obligations.	Each of the Issuer and the Subscriber shall have duly performed all obligations to be performed by them hereunder on or prior to the Completion Date.

8.3 NASDAQ Listing Status.	The Shares shall be listed for trading on the NASDAQ, the supplemental listing application for listing of the Subscription Shares and the Warrant Shares that would currently be issuable upon exercise of the Warrants shall have been filed and approved by NASDAQ, and the Issuer shall have provided to the Subscriber evidence reasonably satisfactory to them that (i) the delisting procedures in relation to the Issuer’s Shares shall have been satisfactorily resolved, NASDAQ does not propose to take any further action regarding delisting of the Shares and that the continued listing of the Shares has been confirmed and (ii) NASDAQ has confirmed that the Issuer will not be required, as a result of the Transactions, to file an original listing application.

8.4 Execution of Agreements.	Each of the parties shall have duly executed and delivered this Agreement, and the Issuer shall have executed the Warrant Certificates and the Registration Rights Agreement. Each party hereby acknowledges and agrees that the completion and effectiveness of this Agreement and the Warrants are subject to the satisfaction of the conditions precedent as set out in this Article 8 and to the concurrent execution and completion of all Transaction Documents (except for the Subscription Agreement and the Registration Rights Agreement between the Issuer and China Biotech) and the execution of the Escrow Agreement.

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8.5 Preparation of Transaction Documents.	The Issuer shall have prepared the Transaction Documents and the Shareholders’ Circular in a form reasonably acceptable to the Subscriber, and the conditions precedent contained in the various Transaction Documents shall have been satisfied.

8.6 Fairness Opinion; Independent Directors’ Approval.	The Issuer shall have received a favorable fairness opinion from a licensed independent financial advisor in relation to the Transaction, including the pricing thereof. The committee of independent directors of the Issuer shall have approved the Transaction and recommended the same for the approval of shareholders.

8.7 Shareholders’ Approval.	The shareholders of the Issuer shall have approved the Transaction and all resolutions as set out in the Shareholders’ Circular including but not limited to the sale of Placing Sale Shares, the sale of SPA Sale Shares, the issuance and subscription of Subscription Securities and the adoption of the Amended and Restated Memorandum and Articles of Association in the form and substance satisfactory to the Subscriber at a general meeting of shareholders duly convened in accordance with the Issuer’s articles of association.

8.8 Share Certificates.	Seven (7) Business Days before the Completion of the Agreement, the Issuer shall prepare or cause the Share Transfer Agent to prepare share certificates representing the number of Subscription Shares and the Warrant certificates to be allotted to the Subscriber bearing the appropriate Securities Act legend, duly executed in favor of the Subscriber. The newly issued share certificates shall be delivered by the Share Transfer Agent and received by the Issuer one (1) Business Day before the Completion Date.

8.9 Officer’s Certificate.	The Issuer shall have furnished to the Subscriber an officer’s certificate confirming the matters set out above and such other matters as the Subscriber may reasonably request.

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ARTICLE 9
INDEMNIFICATION

9.1 Indemnification by the Issuer.	The Issuer agrees to indemnify, defend and hold the Subscriber (which term shall, for the purposes of this Section 9.1, include the Subscriber and its shareholders, managers, partners, directors, officers, members, employees, direct or indirect Subscriber, agents and affiliates and assignees and the stockholders, partners, directors, members, managers, officers, employees direct or indirect Subscriber and agents of such affiliates and assignees) harmless against any and all liabilities, loss, cost or damage, together with all reasonable costs and expenses related thereto (including reasonable legal and accounting fees and expenses), arising from, relating to, or connected with the untruth, inaccuracy or breach of any statement, representation, warranty or covenant of the Issuer contained in this Agreement.

9.2 Indemnification by the Subscriber.	The Subscriber agrees to indemnify and hold harmless the Issuer, its controlling persons (within the meaning of Section 15 of the Securities Act and Section 20 of the Securities Exchange Act) and their respective directors, officers, agents, shareholders and employees, from and against any and all liabilities, loss, cost or damage, together with all reasonable costs and expenses related thereto (including reasonable legal and accounting fees and expenses), arising from, relating to, or connected with the untruth, inaccuracy or breach of any statement, representation, warranty or covenant of the Subscriber contained in this Agreement.
ARTICLE 10
MISCELLANEOUS PROVISIONS

10.1 Effectiveness of Representations; Survival.	Each party is entitled to rely on the representations, warranties and agreements of each of the other parties and all such representations, warranties and agreements will be effective regardless of any investigation that any party has undertaken or failed to undertake. The representation, warranties and agreements will survive the Completion and continue in full force and effect until the date that is one year after the Completion Date.

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10.2 Further Assurances.	Each of the parties hereto will cooperate with the others and execute and deliver to the other parties hereto such other instruments and documents and take such other actions as may be reasonably requested from time to time by any other party hereto as necessary to carry out, evidence, and confirm the intended purposes of this Agreement.

10.3 Amendment.	This Agreement may not be amended except by an instrument in writing signed by each of the parties.

10.4 Expenses.	Each party to this Agreement will bear its respective expenses incurred in connection with the preparation, execution, and performance of this Agreement and the transactions contemplated hereby, including all fees and expenses of agents, representatives, counsel, and accountants. The Subscriber shall not deduct the expenses from the Aggregate Subscription Price to be released to the Issuer.

10.5 Entire Agreement.	This Agreement, the exhibits, schedules attached hereto and the other Transaction Documents contain the entire agreement between the parties with respect to the subject matter hereof and supersede all prior arrangements and understandings, both written and oral, expressed or implied, with respect thereto.

10.6 Severability.	If one or more provisions of this Agreement is held to be unenforceable under applicable law, such provision will be excluded from the Agreement and the balance of this Agreement will be enforceable in accordance with its terms.

10.7 Notices.	All notices and other communications required or permitted under this Agreement must be in writing and will be deemed given if sent by personal delivery, faxed with electronic confirmation of delivery, internationally-recognized express courier or registered or certified mail (return receipt requested), postage prepaid, to the parties at the following addresses (or at such other address for a party as will be specified by like notice):

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If to the Subscriber:
Mr. Chiu Tung Ping
Eastern Ceremony Group Limited
Flat E, 14/F, Block 34, Laguna City
Kowloon
Hong Kong Special Administrative Region, China
If to the Issuer:
Mr. Qian Xu
China Technology Development Group Corporation
Room 2413-18, Shui On Centre
8 Harbour Road
Hong Kong Special Administrative Region, China
All such notices and other communications will be deemed to have been received (a) in the case of personal delivery, on the date of such delivery, (b) in the case of a fax, when the party sending such fax has received electronic confirmation of its delivery, (c) in the case of delivery by internationally-recognized express courier, on the business day following dispatch and (d) in the case of mailing, if given or made by letter within Hong Kong, on the two (2) Business Days after mailing; if given or made by letter outside Hong Kong, seven (7) Business Days after mailing. Any notice received on a day which is not a business day shall be deemed to be received on the next business day.

10.8 Headings.	The headings contained in this Agreement are for convenience purposes only and will not affect in any way the meaning or interpretation of this Agreement.

10.9 Benefits.	This Agreement is and will only be construed as for the benefit of or enforceable by those persons party to this Agreement.

10.10 Assignment.	This Agreement may not be assigned (except by operation of law) by any party without the consent of the other parties.

10.11 Governing Law.	This Agreement will be governed by and construed in accordance with the laws of the Hong Kong SAR, China, applicable to contracts made and to be performed therein.

10.12 Counterparts.	This Agreement may be executed in one or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

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10.13 Schedules and Exhibits.	The schedules and exhibits are attached to this Agreement and incorporated herein.
IN WITNESS WHEREOF, this Agreement is executed as of the day and year first written above.

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Signature Page
SIGNED by
for and on behalf of
CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
in the presence of:

Witness’ signature	:

Witness’ name	:

Witness’ occupation	:

Witness’ address	:

SIGNED by
for and on behalf of
EASTERN CEREMONY GROUP LIMITED
in the presence of:

Witness’ signature	:

Witness’ name	:

Witness’ occupation	:

Witness’ address	:

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EXHIBIT A
FORM OF WARRANT CERTIFICATE
THE SECURITIES REPRESENTED BY THIS CERTIFICATE AND THE SECURITIES TO BE ISSUED UPON ITS EXERCISE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE “ACT”), AND HAVE BEEN ISSUED AND SOLD IN RELIANCE UPON AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE ACT PROVIDED BY REGULATION S UNDER THE ACT. SUCH SECURITIES MAY NOT BE OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S, PURSUANT TO AN EFFECTIVE REGISTRATION UNDER THE ACT, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE ACT. THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR ON BEHALF OF A PERSON IN THE UNITED STATES OR A U.S. PERSON UNLESS THE WARRANT AND THE UNDERLYING SHARES HAVE BEEN REGISTERED UNDER THE SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY RELEVANT STATE OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. THE TERMS “UNITED STATES” AND “U.S. PERSON” HAVE THE MEANINGS GIVEN THEM BY REGULATION S UNDER THE ACT. HEDGING TRANSACTIONS INVOLVING THE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE ACT.
China Technology Development Group Corporation (the “Issuer”)
Room 2413-18, Shui On Centre
8 Harbour Road
Hong Kong Special Administrative Region, China

Warrant Certificate No.

Name of Holder:	Eastern Ceremony Group Limited

Address of Holder:	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands

Number of Shares:	500,000 Shares

Date of Issuance:

Exercise Price:	US$5.00 per Share

Expiry Date:	(24 months from date of issuance)

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THIS WARRANT CERTIFIES THAT, for value received, the above named holder or its registered assigns (the “Holder”), shall have the right to purchase from the Issuer the above referenced number of fully paid and non-assessable shares of par value US$0.01 per Share (the “Shares”) of the Issuer at an exercise price equal to the exercise price set forth above (the “Exercise Price”), subject to further adjustment as set forth in this Certificate, at any time from the date hereof until 5:00 P.M., Hong Kong time, on the expiry date set forth above (the “Expiry Date”). This Warrant is issued pursuant to the Subscription Agreement between the Issuer and Holder (the “Agreement”) pursuant to which the Holder subscribed for and purchased Subscription Shares and Warrants of the Issuer. The exercise of this Warrant shall be subject to the provisions, limitations and restrictions contained herein.
1. Exercise.

1.1 Procedure for Exercise of Warrant.	The Holder may exercise this Warrant by delivering the following to the principal office of the Issuer in accordance with Section 5.1 hereof:

(a) a duly executed Notice of Exercise in substantially the form attached as Exhibit B;

(b)  either (i) a written certification that the Holder is not in the United States or a U.S. person, and that the Warrant is not being exercised in the United States on behalf of a U.S. person, which written certificate may be contained in the Notice of Exercise delivered pursuant to sub-paragraph (a) above; or (ii) a written opinion of counsel to the effect that the Warrant and the Shares have been registered under the Securities Act or are exempt from registration thereunder;

(c) payment of the Exercise Price then in effect for each of the Shares being purchased, as designated in the Notice of Exercise; and

(d) this Warrant.
Payment of the Exercise Price may be in cash, certified or official bank check payable to the order of the Issuer, or wire transfer of funds to the Issuer’s account (or any combination of any of the foregoing) in the amount of the Exercise Price for each Share being purchased.

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1.2 Delivery of Certificate and New Warrant.	In the event of any exercise of the rights represented by this Warrant, a certificate or certificates for the Shares so purchased, registered in the name of the Holder, together with any other securities or other property which the Holder is entitled to receive upon exercise of this Warrant, shall be delivered to the Holder hereof, at the Issuer’s expense, within a reasonable time, not exceeding fifteen (15) calendar days, after the rights represented by this Warrant shall have been so exercised; and, unless this Warrant has expired, a new Warrant representing the number of Shares (except a remaining fractional share), if any, with respect to which this Warrant shall not then have been exercised shall also be issued to the Holder hereof within such time. The person in whose name any certificate for Shares is issued upon exercise of this Warrant shall for all purposes be deemed to have become the holder of record of such Shares on the date on which the Warrant was surrendered and payment of the Exercise Price was received by the Issuer, irrespective of the date of delivery of such certificate.

1.3 Transfer Restrictions and Restrictive Legend.	This Warrant and the Shares have not been registered under the Securities Act and the Warrants have been and the Shares, upon exercise of the Warrants, will be issued pursuant to exemptions from the registration requirements of the Securities Act. Neither this Warrant nor any of the Shares or any other security issued or issuable upon exercise of this Warrant may be offered, resold, pledged or otherwise transferred except in accordance with the provisions of Regulation S, pursuant to an effective registration statement under the Act relating to such security or pursuant to an available exemption from the registration under the Securities Act. Each certificate for the Warrant, the Shares and any other security issued or issuable upon exercise of this Warrant shall contain a legend on the face thereof, in form and substance satisfactory to counsel for the Issuer, setting forth the restrictions on transfer contained in this Section. The initial Holder understands that this Warrant constitutes and the Shares upon issuance will constitute “affiliate securities" under the Securities Act, subject to the restrictions on transfer set out in Section 4.2 of the Agreement. The Holder acknowledges and agrees that all certificates representing the Shares will be endorsed with the following legend:

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“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE “ACT”), AND HAVE BEEN ISSUED AND SOLD IN RELIANCE UPON AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE ACT PROVIDED BY REGULATION S UNDER THE ACT. SUCH SECURITIES MAY NOT BE OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S, PURSUANT TO AN EFFECTIVE REGISTRATION UNDER THE ACT, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE ACT. HEDGING TRANSACTIONS INVOLVING THE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE ACT.”

1.4 Fractional Shares.	No fractional Shares shall be issuable upon exercise or conversion of the Warrant and the number of Shares to be issued shall be rounded down to the nearest whole Share. If a fractional share interest arises upon any exercise or conversion of the Warrant, the Issuer shall eliminate such fractional share interest by paying to Holder an amount computed by multiplying the fractional interest by the current market price of a full Share.
2. Covenants of the Issuer.

2.1 Authorized Shares.	The Issuer covenants and agrees that the Issuer will at all times have authorized and reserved, free from preemptive rights, a sufficient number of Shares to provide for the exercise in full of the rights represented by this Warrant.

2.2 Issuance of Shares.	The Issuer covenants and agrees that all Shares that may be issued upon the exercise of the rights represented by this Warrant will, upon issuance, be validly issued, fully paid and non-assessable, and free from all transfer taxes, liens and charges with respect to the issue thereof.

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3. Transfer and Replacement.
(a)	Subject to compliance with any applicable securities laws and the conditions set forth herein, this Warrant and all rights hereunder are transferable, in whole or in part, upon surrender of this Warrant at the principal office of the Issuer, together with a written assignment of this Warrant substantially in the form attached hereto duly executed by the Holder or its agent or attorney and funds sufficient to pay any transfer taxes payable upon the making of such transfer. Upon such surrender and, if required, such payment, the Issuer shall execute and deliver a new Warrant or Warrants in the name of the assignee or assignees and in the denomination or denominations specified in such instrument of assignment, and shall issue to the assignor a new Warrant evidencing the portion of this Warrant not so assigned, and this Warrant shall promptly be cancelled. A Warrant, if properly assigned, may be exercised by a new holder for the purchase of Shares without having a new warrant issued.

(b)	The Issuer agrees to maintain, at its aforesaid office, books for the registration and the registration of transfer of the Warrants.

(c)	If, at the time of the surrender of this Warrant in connection with any transfer of this Warrant, the transfer of this Warrant shall not be registered pursuant to an effective registration statement under the Securities Act and under applicable state securities or blue sky laws, the Issuer may require, as a condition of allowing such transfer that (i) the Holder or transferee of this Warrant, as the case may be, furnish to the Issuer a written opinion of counsel to the effect that such transfer may be made without registration under the Securities Act and under applicable state securities or blue sky laws, and (ii) that the holder or transferee execute and deliver to the Issuer such documentation as is necessary to establish that the Warrants Shares are being transferred pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws or in an offshore transaction pursuant to and in accordance with Rule 903 or Rule 904 of Regulation S of the Securities Act.

(d)	The Issuer covenants that upon receipt by the Issuer of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant or any share certificate relating to the Shares, and in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it (which, in the case of the Warrant, shall not include the posting of any bond), and upon surrender and cancellation of such Warrant or share certificate, if mutilated, the Issuer will make and deliver a new Warrant or share certificate of like tenor and dated as of such cancellation, in lieu of such Warrant or share certificate.

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4.	Adjustments of Exercise Price and/or Number of Shares.

4.1 Subdivision or Combination of Shares.	The number and kind of securities purchasable upon the exercise of this Warrant and the Exercise Price shall be subject to adjustment from time to time upon the happening of any of the following. In case the Issuer shall (i) pay a dividend in Shares or make a distribution in Shares to holders of its outstanding Shares, (ii) subdivide its outstanding Shares into a greater number of Shares, (iii) combine its outstanding Shares into a smaller number of Shares, or (iv) issue any Shares of its capital stock in a reclassification of the Shares, then the number of Shares purchasable upon exercise of this Warrant immediately prior thereto shall be adjusted so that the Holder shall be entitled to receive the kind and number of Shares or other securities of the Issuer which it would have owned or have been entitled to receive had such Warrant been exercised prior to the occurrence of such event. Upon each such adjustment of the kind and number of Shares or other securities of the Issuer which are purchasable hereunder, the Holder shall thereafter be entitled to purchase the number of Shares or other securities resulting from such adjustment at an Exercise Price per Warrant Share or other security obtained by multiplying the Exercise Price in effect immediately prior to such adjustment by the number of Shares purchasable pursuant hereto immediately prior to such adjustment and dividing by the number of Shares or other securities of the Issuer resulting from such adjustment. An adjustment made pursuant to this paragraph shall become effective immediately after the effective date of such event retroactive to the record date, if any, for such event.

4.2 Reorganization, Reclassification, Consolidation, Merger or Sale.	If any recapitalization, reclassification or reorganization of the share capital of the Issuer, or any consolidation or merger of the Issuer with another company, or the sale of all or substantially all of its Shares and/or assets or other transaction (including, without limitation, a sale of substantially all of its assets followed by a liquidation) shall be effected in such a way that holders of Shares shall be entitled to receive Shares, securities or other assets or property, then, as a condition of such recapitalizations, reclassifications, reorganizations, consolidations, mergers or sales, lawful and adequate provisions shall be made by the Issuer whereby the Holder hereof shall thereafter have the right to purchase and receive (in lieu of the Shares or other

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securities of the Issuer immediately theretofore purchasable and receivable upon the exercise of the rights represented hereby) such Shares, securities or other assets or property as may be issued or payable with respect to or in exchange for the number of outstanding Shares which such Holder would have been entitled to receive had such Holder exercised this Warrant immediately prior to the consummation of such recapitalizations, reclassifications, reorganizations, consolidations, mergers or sales. The Issuer or its successor shall promptly issue to the Holder a new Warrant for such new securities or other property. The new Warrant shall provide for adjustments which shall be as nearly equivalent as may be practicable to give effect to the adjustments provided for in this Section 4 including, without limitation, adjustments to the Exercise Price and to the number of securities or property issuable upon exercise of the new Warrant. The provisions of this Section 4.2 shall similarly apply to successive recapitalizations, reclassifications, reorganizations, consolidations, mergers or sales.

4.3 Notice of Adjustment.	Whenever the number of Shares or number or kind of securities or other property purchasable upon the exercise of this Warrant or the Exercise Price is adjusted, as herein provided, the Issuer shall give notice thereof to the Holder, which notice shall state the number of Shares (and other securities or property) purchasable upon the exercise of this Warrant and the Exercise Price of such Shares (and other securities or property) after such adjustment, setting forth a brief statement of the facts requiring such adjustment and setting forth the computation by which such adjustment was made.

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5. Miscellaneous Provisions.

5.1 Notices.	Any notice or other document required or permitted to be given or delivered to the Holder shall be delivered or forwarded to the Holder at the address for the Holder provide on the first page of this Warrant or to such other address or number as shall have been furnished to the Issuer in writing by the Holder. Any notice or other document required or permitted to be given or delivered to the Issuer shall be delivered or forwarded to the Issuer at the address set forth above, Attention: Chief Executive Officer or Company Secretary. All notices, requests and approvals required by this Warrant shall be in writing and shall be conclusively deemed to be given (a) when hand-delivered to the other party, (b) when received if sent by facsimile at the address and number set forth above; provided that notices given by facsimile shall not be effective, unless either (i) a duplicate copy of such facsimile notice is promptly given by depositing the same in the mail, postage prepaid and addressed to the party as set forth below or (ii) the receiving party delivers a written confirmation of receipt for such notice by any other method permitted under this paragraph; and further provided that any notice given by facsimile received after 5:00 p.m. (recipient’s time) or on a non-business day shall be deemed received on the next business day; (c) five (5) business days after deposit in the United States mail, certified, return receipt requested, postage prepaid, and addressed to the party as set forth below; or (d) the next business day after deposit with an international overnight delivery service, postage prepaid, addressed to the party as set forth below with next business day delivery guaranteed; provided that the sending party receives confirmation of delivery from the delivery service provider.

5.2 Limitation of Liability.	No provision hereof, in the absence of affirmative action by the Holder to purchase Shares, and no mere enumeration herein of the rights or privileges of the Holder, shall give rise to any liability of the Holder for the Exercise Price hereunder or as a shareholder of the Issuer, whether such liability is asserted by the Issuer or by creditors of the Issuer.

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5.3 No Rights as Shareholder.	This Warrant shall not entitle the Holder to any of the rights of a shareholder of the Issuer except upon exercise in accordance with the terms hereof and the subsequent issue of Shares of the Issuer registered in the name of the Holder.

5.4 Governing Law.	This warrant shall be governed by and construed in accordance with the laws of Hong Kong Special Administrative Region, China, applicable to agreements made and to be performed herein.

5.5 Waiver, Amendments and Headings.	This Warrant and any provision hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by both parties (either generally or in a particular instance and either retroactively or prospectively). The headings in this Warrant are for purposes of reference only and shall not affect the meaning or construction of any of the provisions hereof.
IN WITNESS WHEREOF, the Issuer has caused this Warrant to be signed by its duly authorized officer effective as of the                      day of                      , 2006.
China Technology Development Group Corporation

Signature of Authorized Signatory: By:

Name of Authorized Signatory:

Position of Authorized Signatory:

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EXHIBIT B
FORM OF NOTICE OF EXERCISE
TO: China Technology Development Group Corporation
The undersigned hereby exercises the right to purchase the number of shares of China Technology Development Group Corporation (the “Issuer”) set forth below (the “Shares”) pursuant to the Warrant to Purchase Shares issued by the Issuer and dated November 27, 2006. In accordance with the provisions of the Warrant, the undersigned hereby tenders the following concurrently with the delivery of this Notice of Exercise (i) payment of the Exercise Price payable by the undersigned for the Shares (the “Purchase Price”) in effect for each of the Shares being purchased, and (ii) the original Warrant.
Number of Shares Purchased:                                         Shares
Aggregate Purchase Price:     US$
The undersigned represents and warrants to and agrees with the Issuer that:
1.	It is an “accredited investor” within the meaning of Rule 501(a)(3) under the Securities Act. The Subscriber has such knowledge, sophistication and experience in business and financial matters that it is capable of evaluating the merits and risks of an investment in the Securities; it has evaluated such merits and risks and has determined that it is able to bear the economic risk of an investment in the Securities for an indefinite period of time, in view of the restrictions on transfer set out in Section 4.2.

2.	It acknowledges that in making the decision to purchase the Sale Shares, it has relied upon its independent investigation of the Issuer and its affairs, and has not relied upon any information or representations made by any third party or upon any oral or written representations or assurances from the Issuer, its officers, directors or employees or any other representatives or agents of the Issuer other than as set forth in the Agreement. It is familiar with the business, operations, properties, financial condition and prospects of the Issuer, has reviewed the Issuer’s publicly-available information filed with and submitted to the SEC, and has had an opportunity to ask questions of, and receive answers from, the Issuer’s officers and directors concerning the Issuer, its affairs and the terms and conditions of the issue and sale of the Shares.

3.	It is acquiring the Shares for its own account, for investment purposes only and not with a view to any resale, distribution or other disposition of the Shares in violation of the United States securities laws.

4.	It understands the Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the “1933 Act”) or the securities laws of any state of the United States and that the sale contemplated hereby is being made in reliance on a safeharbour from such registration requirements.

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5.	The undersigned is not a “U.S. Person” as defined by Regulation S of the Securities Act and is not acquiring the Shares for the account or benefit of a U.S. Person.

A “U S. Person” is defined by Regulation S of the Act to be any person who is:
(h)	any natural person resident in the United States;

(i)	any partnership or corporation organized or incorporated under the laws of the United States;

(j)	any estate of which any executor or administrator is a U.S. person;

(k)	any trust of which any trustee is a U.S. person;

(1)	any agency or branch of a foreign entity located in the United States;

(m)	any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporate, or (if an individual) resident in the United States; and

(n)	any partnership or corporation if:

(i)	organized or incorporated under the laws of any foreign jurisdiction; and

(ii)	formed by a U.S. person principally for the purpose of investing in securities not registered under the Act, unless it is organized or incorporated, and owned, by accredited Subscriber as defined in Section 230.501(a) of the Act who are not natural persons, estates or trusts.
6.	The undersigned was not in the United States at the time the offer to purchase the Shares was received and the Subscriber was not in the United States at the time these Warrants were exercised.

7.	The undersigned acknowledges that the Shares are “affiliate securities” within the meaning of the Securities Act and will be issued to the Subscriber in accordance with Regulation S of the Securities Act without registration under the Securities Act.

8.	The undersigned agrees to resell the Shares only in accordance with the provisions of Regulation S of the Securities Act, pursuant to registration under the Securities Act, or pursuant to an available exemption from registration pursuant to the Securities Act.

9.	The undersigned agrees not to engage in hedging transactions with regard to the Shares unless in compliance with the Securities Act.

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10.	The Subscriber acknowledges and agrees that all certificates representing the Shares will be endorsed with the following legend in accordance with Regulation S of the Securities Act:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE “ACT”), AND HAVE BEEN ISSUED AND SOLD IN RELIANCE UPON AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE ACT PROVIDED BY REGULATION S UNDER THE ACT. SUCH SECURITIES MAY NOT BE OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S, PURSUANT TO AN EFFECTIVE REGISTRATION UNDER THE ACT, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE ACT. HEDGING TRANSACTIONS INVOLVING THE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE ACT.”

11.	The Subscriber and the Issuer agree that the Issuer will refuse to register any transfer of the Shares not made in accordance with the provisions of Regulation S of the Securities Act, pursuant to registration under the Securities Act, pursuant to an available exemption from registration, or pursuant to this Agreement.

Signature of Purchaser or Authorized
Signatory of Purchaser
(if the Purchaser is not an individual):

Title of Authorized Signatory of Purchaser
(if the Purchaser is not an individual):

Name of Authorized Signatory of Purchaser
(if the Purchaser is not an individual):

Name of Purchaser:

Address of Purchaser:

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SCHEDULE A
Issuer’s Receiving Bank Account Information

Name of Bank:	Standard Chartered Bank (HK) Ltd.

Bank account name:	CHINA MERCHANTS SECURITIES (HK) CO. LTD.

Account Number:	(HKD A/C 368-1-036056-6
(USD A/C) 368-0-035285-4

Reference:	In favor of China Technology Development Group Corporation

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Dated November 27, 2006
CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
and
HARVEST SMART OVERSEAS LIMITED

Subscription Agreement

Baker & McKenzie
14/F, Hutchison House
10 Harcourt Road
Hong Kong Special Administrative Region, China

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SUBSCRIPTION AGREEMENT
THIS SUBSCRIPTION AGREEMENT (this “Agreement”), dated as of November 27, 2006, by and among China Technology Development Group Corporation, a company incorporated under the laws of the British Virgin Islands with its registered address at P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands (the “Issuer”) and Harvest Smart Overseas Limited, a company incorporated under the laws of the British Virgin Islands with its registered address at Plam Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands (the "Subscriber”).
WHEREAS, the Shares of the Issuer are listed for trading on NASDAQ.
WHEREAS, subject to the terms and conditions set out in this Agreement, the Issuer wishes to issue Subscription Shares and Warrants to the Subscriber, and the Subscriber wishes to subscribe for such Shares and Warrants.
WHEREAS, concurrently with the execution of this Subscription Agreement, the Subscriber will acquire 500,000 Shares of the Issuer that are currently issued and outstanding through a separate placing arrangement.
WHEREAS, the Completion (as defined hereinafter) of the sale and purchase of the SPA Sale Shares pursuant to the Share Sale and Purchase Agreement, and the completion of the placing of the Placing Sale Shares pursuant to the Placing Agency Agreement are conditions precedent to the Completion of the subscription for the Subscription Shares and Warrants pursuant to this Agreement.
WHEREAS, simultaneously with the execution of this Agreement the Issuer is entering into a Registration Rights Agreement with the Subscriber covering the Subscription Shares, the Warrant Shares and the Sale Shares.
WHEREAS, the Issuer and the Subscriber note that upon the completion of this Agreement, the Subscriber may be deemed to be an affiliate of the Issuer.

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NOW, THEREFORE, in consideration of the mutual covenants and other agreements contained in this Agreement, and other good and valuable consideration receipt of which is hereby acknowledged, the Issuer and the Subscriber hereby agree as follows:
ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1 Definitions.	The following terms will have the following meanings for all purposes of this Agreement:
(a)	Accredited Investor — shall have the following meaning as defined in Rule 501 of Regulation D:
i.	a bank, insurance company, registered investment company, business development company, or small business investment company;

ii.	an employee benefit plan, within the meaning of the Employee Retirement Income Security Act, if a bank, insurance company, or registered investment adviser makes the investment decisions, or if the plan has total assets in excess of $5 million;

iii.	a charitable organization, corporation, or partnership with assets exceeding $5 million;

iv.	a director, executive officer, or general partner of the company selling the securities;

v.	a business in which all the equity owners are accredited investors;

vi.	a natural person who has individual net worth, or joint net worth with the person spouse, that exceeds $1 million at the time of the purchase;

vii.	a natural person with income exceeding $200,000 in each of the two most recent years or joint income with a spouse exceeding $300,000 for those years and a reasonable expectation of the same income level in the current year; or

viii.	a trust with assets in excess of $5 million, not formed to acquire the securities offered, whose purchases a sophisticated person makes.

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(b)	“affiliates” means the persons that directly, or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the person specified as defined in Rule 405 under the Securities Act.

(c)	“Aggregate Share Subscription Price” is as defined in Article 2, Section 2.1(a).

(d)	“Aggregate Subscription Price” is as defined in Article 2, Section 2.1(b).

(e)	“Aggregate Warrant Subscription Price” is as defined in Article 2, Section 2.1(b).

(f)	“Business Days” means any day, excluding Saturdays, on which banks in Hong Kong are generally open for business.

(g)	“change in internal controls over financial reporting” as defined in Item 308(c) of Regulation S-K, means the disclosure of any change in the registrant’s internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 or Rule 15d-15 under the Exchange Act that occurred during the registrant’s last fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.

(h)	“Completion” means the completion of the Transaction.

(i)	“Completion Date” is as defined in Article 3, Section 3.1.

(j)	“Common Stock” means the shares of the Issuer, par value US$0.01 per share.

(k)	“directed selling efforts” means any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered in reliance on Regulation S, as defined in Rule 902 of Regulation S.

(l)	“distribution compliance period” means a period that begins when the securities were first offered to persons other than distributors in reliance upon this Regulation S or the date of Completion of the offering, whichever is later, and continues until the end of the period of time specified in the relevant provision of Rule 903 of Regulation S, except for certain transactions as set out in Rule 902 of Regulation S.

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(m)	“Escrow Agreement” means the escrow agreement dated November 27, 2006, by and among Arculli Fong & Ng, the escrow agent, Beijing Holdings Limited (“Beijing Holdings”), China Internet Technology Co. Ltd (“China Internet”), CMEC Ceramics Holdings Limited (“CMEC”), Perfect Capital Holdings Limited (“Perfect Capital”) and China Biotech Holdings Limited (“China Biotech”), pursuant to the requirements under the Share Sale and Purchase Agreement and the Placing Agency Agreement;

(n)	“foreign issuer” means any issuer which is a foreign government, a national of any foreign country or a corporation or other organization incorporated or organized under the laws of any foreign country, as defined in Rule 405 under the Securities Act.

(o)	“foreign private issuer” as defined in Rule 405 under the Securities Act, means any foreign issuer other than a foreign government except an issuer meeting the following conditions:
i.	More than 50 percent of the outstanding voting securities of such issuer are directly or indirectly owned of record by residents of the United States; and

ii.	Any of the following:
•	The majority of the executive officers or directors are United States citizens or residents;

•	More than 50 percent of the assets of the issuer are located in the United States; or

•	The business of the issuer is administered principally in the United States.
(p)	“Hong Kong SAR” means the Hong Kong Special Administrative Region, the People’s Republic of China.

(q)	“Issuer” means China Technology Development Group Corporation, a company incorporated under the laws of the British Virgin Islands.

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(r)	“Material Adverse Effect” means any of (i) a material and adverse effect on the legality, validity or enforceability of any of this Agreement, the Warrants and any other documents executed or delivered with this Agreement or in connection herewith, (ii) a material and adverse effect on the results of operations, assets, prospects, business or condition (financial or otherwise) of the Issuer and the subsidiaries, taken as a whole, or (iii) an impairment to the Issuer’s ability to perform on a timely basis its obligations under any Transaction Document.

(s)	“NASDAQ” means The NASDAQ Stock Market, Inc.

(t)	“Placing Agency Agreement” means the placing agency agreement, dated November 27, 2006, by and among Beijing Holdings, China Internet, CMEC and Perfect Capital as vendors of 4,250,000 Shares (“Placing Sale Shares”), and China Merchants Securities (HK) Co. Ltd. (“Placing Agent”), in respect of the placing of the Placing Sale Shares.

(u)	“Registration Rights Agreement(s)” means the agreements by and between the Issuer and each of the Subscriber, China Biotech, Eastern Ceremony Group Limited (“Eastern Ceremony”) and Beijing Holdings, which govern the rights of the Subscriber, China Biotech, Eastern Ceremony and Beijing Holdings, to cause the Issuer to register the Registrable Securities as defined therein.

(v)	“Reports” means the Annual Reports of the Issuer on Form 20-F filed with the SEC.

(w)	“restricted securities” means for purpose of this Agreement securities acquired directly or indirectly from the issuer, or from an affiliate of the issuer, in a transaction or chain of transactions not involving any public offering.

(x)	“SEC” means the United States Securities and Exchange Commission.

(y)	“Securities” means the Subscription Shares, the Warrants and the Warrant Shares.

(z)	“Securities Act” means the United States Securities Act of 1933, as amended.

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(aa)	“Shares” means the shares of the Issuer, par value US$0.01 per share, which are listed for trading on NASDAQ.

(ab)	“Share Sale and Purchase Agreement” means the agreement, dated November 27, 2006, by and between Beijing Holdings and China Biotech for the sale and purchase of 2,000,000 Shares of the Issuer (“SPA Sale Shares”).

(ac)	“Share Transfer Agent” means American Stock Transfer and Trust Company.

(ad)	“Shareholders’ Circular” means the shareholders’ circular attached to the proxy and the notice of the Shareholders’ Meeting, to be dated on or about November 28, 2006,of the Issuer.

(ae)	“Shareholders’ Meeting” means the shareholders’ 2006 annual meeting of the Issuer, to be held on December 22, 2006, convened by the Board of Directors of the Issuer.

(af)	“Subscriber” means Harvest Smart Overseas Limited, a company incorporated under the laws of British Virgin Islands, as identified on the signature page hereof.

(ag)	“Subscription Agreement(s)” means this Agreement and the agreements by and between the Issuer and each of Eastern Ceremony and China Biotech, for the subscription of the Subscription Securities as defined therein.

(ah)	“Subscription Securities” means, in relation to the Subscriber, the Subscription Shares and Warrants subscribed for by the Subscriber pursuant to this Agreement.

(ai)	“Subscription Shares” means 500,000 newly issued Shares of the Issuer.

(aj)	“Transaction” means, for purpose of this Agreement, the subscription of the Subscription Securities by the Subscriber for the Aggregate Subscription Price.

(ak)	“Transaction Documents” shall mean this Agreement (including the Warrants), the Registration Rights Agreement between the Issuer and the Subscriber, the Share Sale and Purchase Agreement, the Placing Agency Agreement and the Subscription Agreements and the Registration Rights Agreements for each of Eastern Ceremony and China Biotech.

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(al)	A “U. S. Person” means any person who is:
(i)	any natural person resident in the United States;

(ii)	any partnership or corporation organized or incorporated under the laws of the United States;

(iii)	any estate of which any executor or administrator is a U.S. person;

(iv)	any trust of which any trustee is a U S person;

(v)	any agency or branch of a foreign entity located in the United States;

(vi)	any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporate, or (if an individual) resident in the United States; and

(vii)	any partnership or corporation if
(A)	organized or incorporated under the laws of any foreign jurisdiction; and

(B)	formed by a U.S. person principally for the purpose of investing in securities not registered under the Act, unless it is organized or incorporated, and owned, by accredited investors who are not natural persons, estates or trusts.
(am)	“Warrants” means 500,000 warrants for the purchase of 500,000 newly issued Shares of the Issuer.

(an)	“Warrant Shares” means the Shares currently issuable and/or issued pursuant to exercise of the Warrants.

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ARTICLE 2
AGREEMENT TO SUBSCRIBE

2.1	Subscription.	Subject to the terms and conditions of this Agreement, the Issuer agrees to issue and allot, and the Subscriber agrees to subscribe for and purchase:

	(a) Subscription Shares.	The number of Subscription Shares specified on the signature page hereto at the Subscription Price per Share (the product of such number of Subscription Shares and the Subscription Price per Share is the Subscriber’s “Aggregate Share Subscription Price”).

	(b) Warrants.	The number of Warrants specified on the signature page hereto at the Subscription Price per Warrant (the product of such number of Warrants and the Subscription Price per Warrant is the Subscriber’s “Aggregate Warrant Subscription Price”; the sum of the Subscriber’s Aggregate Share Subscription Price and Aggregate Warrant Subscription Price is the Subscriber’s “Aggregate Subscription Price”). The Subscription Shares and Warrants to be subscribed by the Subscriber are the “Subscription Securities”.

2.2	Acceptance by the Issuer.	The Issuer will not accept subscriptions from any person who:

	(a) Delivery of Agreement.	Fails to deliver this Agreement duly executed, containing representations, warranties and acknowledgements as to, among other things, such person’s qualification as an institutional “accredited investor”, as such term is defined in Rule 501 of Regulation D under the Securities Act; its identity as not being a “U.S. person" as such term is defined in Regulation S under the Securities Act, and others.

	(b) Compliance with Laws.	Fails to comply with all securities laws and other applicable laws of the jurisdiction in which the Subscriber is resident, or fails to deliver such certificates, representations, warranties or other documents as counsel for the Issuer may reasonably require to verify compliance with such laws.

Any subscriptions received by the Issuer from persons who do not comply with this Section 2.2 will be returned to such person without interest.

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2.3	Warrants.	The certificates evidencing the Warrants shall be substantially in the form set out as Exhibit A to this Agreement.

2.4	Placing Agent.	The Issuer and the Subscriber hereby agree in respect of the Subscription Securities to appoint China Merchants Securities (HK) Co. Ltd. as the placing agent (“Placing Agent”), and the Placing Agent hereby agrees to act as the sole placing agent for the Issuer in respect of the Subscription Securities on terms and subject to conditions set out in this Agreement. For the avoidance of doubt, the Placing Agent shall not charge the Issuer any commission in connection with this Agreement. However, the Issuer hereby agrees to reimburse the Placing Agent for any out-of-pocket fees or transactional charges incurred by the Placing Agent in connection with the Agreement.
ARTICLE 3
COMPLETION

3.1	Completion Date.	Subject to the satisfaction of the conditions set out in Article 8, the Completion of the sale and purchase of the Subscription Securities contemplated in this Agreement shall take place on the day agreed by the parties that is not later than ten (10) Business Days following the date of the Shareholders’ Meeting, or such other date as the parties may agree.

3.2	Completion Transactions.	On the Completion Date, subject to the satisfaction of the conditions set out in Article 8, subject to fulfillment of the Conditions Precedent as set out in Clause 8, Completion shall take place at 8:30 am on the Completion Date in the offices of Baker & McKenzie, legal advisor to the Issuer in the following manner:-

(a)  On the Completion Date, the Subscriber shall have transferred through the Clearing House Automatic Transfer System (“CHATS”) in immediately available funds the sum in US dollars equal to the Subscriber’s Aggregate Subscription Price to an account opened with the Placing Agent;

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(b)   subject to the satisfaction of Clause 8 and other terms and conditions of this Agreement, including but not limited to the presentation of all required board approvals, shareholders’ approvals, certifications and other requested documentation, on the Completion Date, the Subscriber shall instruct the Placing Agent to transfer the Aggregate Subscription Price from its account with the Placing Agent to an Issuer’s account (information set out in Schedule A attached hereto) opened with the Placing Agent that is jointly operated by persons designated by the board of directors of the Issuer and satisfactory to China Biotech;

(c)   subject to the satisfaction of Clause 8 and other terms and conditions of this Agreement, the Issuer, upon receipt of the applicable amount of the Aggregate Subscription Price shall issue a confirmation to the Subscriber and the Placing Agent; the Issuer shall also deliver the newly issued share certificates representing the Subscription Shares and Warrants to the Subscriber on the Completion Date and concurrently provide certified copies of the same to the Placing Agent; and

(d)   subject to the satisfaction of Clauses 3, 8, and other terms and conditions of this Agreement, on the Completion Date, the Issuer shall issue a written instruction to the Share Transfer Agent authorizing and requesting the Share Transfer Agent to enter and record the name of the Subscriber in the register of members of the Issuer as registered shareholder of the Issuer. The Issuer shall take necessary steps to update the copy of the register of members maintained at the registered office of the Issuer in the British Virgin Islands in accordance with the relevant laws and regulations.

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ARTICLE 4
AGREEMENTS OF THE SUBSCRIBER

4.1	Exemption from Registration.	The Subscriber acknowledges and agrees that the Securities will be offered and sold to the Subscriber without such offers and sales being registered under the Securities Act and will be issued to the Subscriber in an offshore transaction outside of the United States in accordance with a safe harbour from the registration requirements of the Securities Act, in reliance provided by Rule 903 of Regulation S of the Securities Act based on the representations and warranties of the Subscriber in this Agreement.

4.2	Resales of Securities.	The Subscriber acknowledges that after giving effect to the Transaction contemplated by this Agreement and the Placing Agency Agreement, it may be deemed to be an “affiliate" of the Issuer, as such term is defined in Rule 405 under the Securities Act. The Subscriber may not offer, sell, resell, pledge or otherwise transfer (any such action being referred to hereinafter as “reselling”, or “resale”) the Securities except pursuant to an available exemption from registration under the Securities Act or pursuant to an effective registration statement under the Securities Act and in compliance with all applicable state securities laws and the laws of any other jurisdiction. Accordingly, the Subscriber agrees to resell the Securities only in accordance with the provisions of Rule 903 or 904 of Regulation S of the Securities Act, pursuant to an effective registration statement under the Securities Act, or pursuant to an available exemption from registration pursuant to the Securities Act, including the exemption from registration provided by Rule 144 under the Securities Act. In particular, the Subscriber agrees that it will not offer, sell, resell, pledge or otherwise transfer (including to a nominee) the Subscription Securities except (a) during the period of one year commencing on the Completion Date, (i) in compliance with Rule 903 of Regulation S under the Securities Act, or (ii) pursuant to an effective registration statement; and (b) after one year from the Completion Date, (i) pursuant to either of clause (a)(i) or (a)(ii) above, or (ii) pursuant to the exemption provided by Rule 144 under the Securities Act, if available. The Subscriber acknowledges that the Issuer makes no representations regarding the availability of the exemption provided by Rule 144 at any time. The Subscriber agrees that the Issuer will refuse to

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register any transfer of the Securities not made in accordance with the provisions of Regulation S of the Securities Act, pursuant to registration under the Securities Act or pursuant to an available exemption from registration. The Subscriber agrees that the Issuer may require an opinion of legal counsel reasonably acceptable to the Issuer in the event of any resale of any of the Securities by the Subscriber pursuant to an exemption from registration under the Securities Act.

4.3	Hedging Transactions.	The Subscriber agrees not to engage in or enter into any trust, any option to sell or purchase or any equity swap or similar hedging arrangement pursuant to which the economic consequences of ownership of the Securities may be transferred to any person, including any U.S. person.

4.4	Share Certificates.	The Subscriber acknowledges and agrees that all certificates representing the Subscription Shares and the Warrant Shares (if issued in certificated form) will be endorsed with the following legend, or such similar legend as deemed advisable by legal counsel for the Issuer, to ensure compliance with Regulation S of the Securities Act and to reflect the status of the Subscription Shares and Warrant Shares as securities held by affiliates of the Issuer:
“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE “ACT”), AND HAVE BEEN ISSUED AND SOLD IN RELIANCE UPON AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE ACT PROVIDED BY REGULATION S UNDER THE ACT. SUCH SECURITIES MAY NOT BE OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S, PURSUANT TO AN EFFECTIVE REGISTRATION UNDER THE ACT, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE ACT. HEDGING TRANSACTIONS INVOLVING THE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE ACT.”

4.5	Warrant Certificates.	The Subscriber acknowledges and agrees that all certificates representing the Warrants will be endorsed with the following legend, or such similar legend as deemed advisable by legal counsel for the Issuer, to ensure compliance with Regulation S of the Securities Act and to reflect the status of the Warrants as securities held by affiliates of the Issuer:

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“THE SECURITIES REPRESENTED BY THIS CERTIFICATE AND THE SECURITIES TO BE ISSUED UPON ITS EXERCISE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE “ACT”), AND HAVE BEEN ISSUED AND SOLD IN RELIANCE UPON AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE ACT PROVIDED BY REGULATION S UNDER THE ACT. SUCH SECURITIES MAY NOT BE OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S, PURSUANT TO AN EFFECTIVE REGISTRATION UNDER THE ACT, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE ACT. THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR ON BEHALF OF A PERSON IN THE UNITED STATES OR A U.S. PERSON UNLESS THE WARRANT AND THE UNDERLYING SHARES AND WARRANTS HAVE BEEN REGISTERED UNDER THE SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY RELEVANT STATE OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. THE TERMS “UNITED STATES” AND “U.S. PERSON” HAVE THE MEANINGS GIVEN THEM BY REGULATION S UNDER THE ACT. HEDGING TRANSACTIONS INVOLVING THE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE ACT.”

4.6	Notice of Transfer Restrictions to Subsequent Transferees.	The Subscriber will advise any subsequent transferee of the Subscription Securities of the foregoing restrictions on transfer, and will procure that any such transferee shall deliver to the Issuer an undertaking to observe and be bound by such restrictions.

4.7	Removal of Legends.	Upon application by the Subscriber and the transferee, the Issuer may instruct the share registrar to reissue share certificates that do not bear such legends (i) in the case of a resale by a non-affiliated Subscriber pursuant to Rule 904 of Regulation S, after the expiration of the 40-day distribution compliance period, (ii) in the case of a resale of such securities pursuant to an effective registration under the Securities Act or (iii) where certified by an opinion of counsel recognized as being experienced in matters of United States securities laws in form and content reasonably satisfactory to the Issuer to the effect that the securities proposed to be disposed of may be lawfully so disposed of without registration, qualification or legend. In the case of an application under (iii) above, the Issuer may require appropriate certifications, acknowledgements, representations and warranties of the Subscriber and the transferee, and an opinion of legal counsel reasonably acceptable to the Issuer.

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4.8	Lock-Up.	The Subscriber agrees that during the period beginning from the Completion Date and continuing to and including the date that is 12 months after the Completion Date, it will not (i) offer, sell, contract to sell, pledge or otherwise dispose of, or permit any person acting on its behalf to offer, sell, contract to sell, pledge or otherwise dispose of, any Subscription Shares, Warrants or Warrant Shares, or (ii) engage in or enter into any trust, any option to sell or purchase or any equity swap or similar hedging arrangement pursuant to which the economic consequences of ownership of the Subscription Shares, Warrants or Warrant Shares may be transferred to any person.
ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF SUBSCRIBER

5.1	Representations and Warranties.	The Subscriber hereby represents and warrants to the Issuer, and agrees with the Issuer, that:

	(a) No Registration.	It understands that the Securities have not been and will not be registered under the Securities Act and, if in the future the Subscriber decides to resell the Securities, it may do so only in accordance with the restrictions set out in Section 4.2. No United States federal or state agency or similar agency of any other country, or any securities exchange has approved, passed upon or made any recommendation with respect to the Securities.

	(b) Not a U.S. Person.	It is not a “U.S. person" as defined in Rule 902 of Regulation S; it is not organized or incorporated under the laws of any United States jurisdiction; and it was not formed for the purpose of investing in securities not registered under the Securities Act. It is purchasing the Subscription Securities for its own account. The Subscriber’s principal place of business is located outside of the United States, and at the time of entering into this Agreement and at the Completion Date, the Subscriber was located outside the United States.

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(c) Accredited Investor.	It is an “accredited investor" within the meaning of Rule 501(a)(3) under the Securities Act. The Subscriber has such knowledge, sophistication and experience in business and financial matters that it is capable of evaluating the merits and risks of an investment in the Securities; it has evaluated such merits and risks and has determined that it is able to bear the economic risk of an investment in the Securities for an indefinite period of time, in view of the restrictions on transfer set out in Section 4.2.

(d) Investment Intent.	It is subscribing for and purchasing the Securities solely for investment purposes, for its own account and not for the account or benefit of any other person, including any U.S. person, and not with a view or intent to the distribution or transfer thereof. The Subscriber has not entered into, and there does not exist, any agreement, arrangement or understanding with any other party for the sale, resale, pledge, transfer or assignment of all or any of the Securities or any interest therein, including without limitation any such agreement, arrangement or understanding relating to any trust, any option to sell or purchase or any equity swap or similar hedging arrangement pursuant to which the economic benefits and obligations of ownership of the Securities may be transferred to any other party.

(e) Independent Investigation.	In making the decision to subscribe for and purchase the Securities, it has relied upon its independent investigation of the Issuer and its affairs, and has not relied upon any information or representations made by any third party or upon any oral or written representations or assurances from the Issuer, its officers, directors or employees or any other representatives or agents of the Issuer, other than as set forth in this Agreement. The Subscriber is familiar with the business, operations, properties, financial condition and prospects of the Issuer, has reviewed the Issuer’s publicly-available information filed with and submitted to the SEC, and has had an opportunity to ask questions of, and receive answers from, the Issuer’s officers and directors concerning the Issuer, its affairs and the terms and conditions of the issue and sale of the Securities.

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(f) No Advice from Issuer.	It has had the opportunity to review this Agreement and the transactions contemplated hereby with the Subscriber’s own professional advisors. Except for any representations, warranties or statements made by the Issuer in this Agreement, the Subscriber is relying solely on its own counsel and advisors and not on any representations, warranties or statements of the Issuer or any of its representatives or agents for legal, tax or investment advice with respect to the subscription and purchase of the Subscription Securities or the securities or other laws of any jurisdiction.

(g) Due Incorporation and Good Standing.	It is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation.

(h) Power and Authorization.	It has the requisite power and authority to enter into and perform its obligations under this Agreement, and to subscribe for and purchase the Subscription Securities to be acquired by it. The execution, delivery and performance of this Agreement by the Subscriber and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary corporate action, and no further consent or authorization of the Subscriber or its board of directors, shareholders, members or others is required.

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(i) No Conflicts.	Assuming that the representations and warranties of the Issuer in Article 7 are true and correct, the execution, delivery and performance of this Agreement, and the subscription and purchase of the Subscription Securities by the Subscriber do not and will not:

(1)   violate, conflict with, result in a breach of, or constitute a default (or an event which with the giving of notice or the lapse of time or both would constitute a default) under (i) the memorandum and articles of association of the Subscriber; (ii) to the Subscriber’s knowledge, any decree, judgment, order, law, treaty, rule or regulation (“Applicable Laws”) applicable to the Subscriber of any court, governmental agency or body, or arbitrator having jurisdiction over the Subscriber or its property; or (iii) the terms of any bond, debenture, note or any other evidence of indebtedness, or any agreement, indenture, lease, mortgage, deed of trust or other instrument to which the Subscriber is a party or by which it or any of its properties is bound; or

(2) result in the creation or imposition of any lien, charge or encumbrance upon the assets of the Subscriber;
except for such conflicts, violations and breaches as would not, individually or in the aggregate, have a Material Adverse Effect on the Subscriber.

(j) No Consents.	It is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of its obligations under this Agreement or to subscribe for and purchase the Subscription Securities to be acquired by it; provided that for purposes of the representations made in this sentence, the Subscriber is assuming and relying upon the accuracy of the relevant representations made by the Issuer herein.

(k) Enforceability.	This Agreement has been duly authorized and executed by the Subscriber and, when delivered by the Subscriber, will become the Subscriber’s valid and binding agreement enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general principles of equity.

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5.2	Accuracy of Representations.	The representations, warranties and agreements of the Subscriber are true and correct as of the date of this Agreement, and (unless the Subscriber otherwise notifies the Issuer prior to the Completion Date) shall be true and correct as of the Completion Date. The Subscriber acknowledges and agrees that the Issuer, in making the offer, issue and allotment of the Subscription Securities, and determining the availability of the applicable exemption from the registration requirement of the Securities Act, has relied on and will rely on the accuracy of the Subscriber’s representations and warranties set out herein.

5.3	Notification of Breach.	The Subscriber agrees promptly to notify the Issuer of any matter or event which becomes known to it prior to Completion of the transactions contemplated by this Agreement which would or would reasonably be considered to render or have rendered any representation or warranty given by it to be or to have been untrue, inaccurate or misleading in any material respect.

5.4	Survival.	The foregoing representations and warranties of the Subscriber shall survive the Completion Date and the Completion of the transactions contemplated by this Agreement.
ARTICLE 6
AGREEMENTS OF THE ISSUER
The Issuer hereby agrees with the Subscriber that:

6.1	NASDAQ Listing.	It will comply with the listing rules for, and maintain the listing of the Shares on NASDAQ. It will apply for and obtain approval for the listing of the Subscription Shares and the number of Warrant Shares that would currently be issuable upon exercise of the Warrants. If the number of Warrant Shares issuable upon exercise of the Warrants increases as a result of the operation of any of the adjustment provisions under the Warrants, the Issuer will apply for and obtain approval for the listing of such increased number of Warrant Shares.

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6.2	SEC Reporting and Compliance.	The Issuer will take all actions necessary to ensure that the Shares will continue to be registered under Section 12(b) or Section 12(g) of the Exchange Act. It will timely file all reports required pursuant to the Securities Exchange Act, including without limitation those required pursuant to Section 13 or 15(d) thereof and the rules and regulations thereunder. It will comply with all provisions of the Securities Act and the Securities Exchange Act and the rules and regulations thereunder relating to corporate governance, FCPA, record keeping and controls and procedures and other similar provisions, including without limitation those required pursuant to Securities Exchange Act Sections 10A, 13, 15(d), 30A, Form 20-F and the respective rules and regulations thereunder.

6.3	Warrant Shares.	The number of Warrant Shares that would currently be issuable upon exercise of the Warrants has been duly authorized and validly reserved for issuance. If the number of Warrant Shares issuable upon exercise of the Warrants increase as a result of the operation of any of the adjustment provisions under the Warrants, the Issuer will ensure that such increased number of Warrant Shares is at all times duly authorized and validly reserved for issuance pursuant to the exercise of the Warrants.

6.4	Transaction Documents.	It will prepare and obtain the effectiveness of the Transaction Documents and the Shareholders’ Circular in a form reasonably acceptable to the Subscriber.

6.5	Non-Public Information.	The Issuer agrees that neither it nor any other person acting on its behalf will provide the Subscriber or its agents or counsel with any information that the Issuer believes constitutes material non-public information, unless prior thereto the Subscriber shall have agreed in writing to receive such information. The Issuer understands and confirms that the Subscriber shall be relying on the foregoing representation in effecting transactions in the Securities.

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6.6	Announcement.	The Issuer will prepare and release a Shareholders’ Circular and an announcement relating to the Transactions in compliance with the securities laws of the United States and applicable NASDAQ listing rules. Such announcement will be filed with the SEC under cover of Form 6-K, and released through the NASDAQ press release web page. In addition, each party hereby agrees that the Issuer may issue an announcement upon the execution of the Transaction Documents. Except as set out in this Clause 6.6, each party hereby undertakes that no public announcement or communication which is material in relation to the Transactions shall be made or despatched by the Subscriber.

6.7	Further Assurances.	Subject to the terms and conditions set out herein, the Issuer agrees to take all other actions reasonably necessary or appropriate and to cooperate with the Subscriber to carry the transactions contemplated in this Agreement into effect, including without limitation in relation to Section 4.7.
ARTICLE 7
REPRESENTATIONS AND WARRANTIES OF THE ISSUER

7.1	Representations and Warranties of the Issuer.	The Issuer represents and warrants to the Subscriber and agrees with the Subscriber, that:

	(a) Due Incorporation and Good Standing.	The Issuer is a company with limited liability duly incorporated, validly existing and in good standing under the laws of the British Virgin Islands.

	(b) Power and Authorization.	The Issuer has the requisite corporate power and authority (1) to enter into and perform its obligations under this Agreement, and to issue and sell the Subscription Securities and (2) to own its properties and to carry on its business as disclosed in the Reports and the Shareholders’ Circular. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action, and no further consent or authorization of the Issuer or its board of directors, shareholders, members or others is required.

	(c) Foreign Issuer.	The Issuer is a “foreign private issuer" as defined in Rule 405 under the Securities Act, and a “foreign issuer” as defined in Rule 902(e) of Regulation S under the Securities Act.

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(d)Authorized and Outstanding Share Capital.	The authorized share capital of the Issuer is US$25,000,000 and subject to the approval and adoption by the shareholders of the Issuer of the proposed Amended and Restated Memorandum and Articles of Association at its Shareholders’ Meeting, shall be increased to US$50,000,000. At the date of this Agreement, the Issuer has a total of 11,309,497 Shares issued and outstanding. All such issued and outstanding Shares have been duly authorized and validly issued and are fully-paid and non-assessable.
After giving effect to the issue and sale of the Subscription Securities (and assuming the exercise of all Warrants), a total of 16,809,497 Shares will be issued and outstanding.

(e) No Conflicts.	Assuming that the representations and warranties of the Subscriber in Article 5 are true and correct, the execution, delivery and performance of this Agreement, and the issue and sale of the Subscription Securities by the Issuer do not and will not:

(1)   violate, conflict with, result in a breach of, or constitute a default (or an event which with the giving of notice or the lapse of time or both would constitute a default) under (i) the memorandum or articles of association or bylaws of the Issuer; (ii) to the Issuer’s knowledge, any Applicable Laws of any court, governmental agency or body, or arbitrator having jurisdiction over the Issuer or its property; or (iii) the terms of any bond, debenture, note or any other evidence of indebtedness, or any agreement, stock option or similar plan, indenture, lease, mortgage, deed of trust or other instrument to which the Issuer or any of its subsidiaries is a party or by which the Issuer or any of its subsidiaries or any of their respective properties is bound;

(2) result in the creation or imposition of any lien, charge or encumbrance upon the Subscription Securities or the assets of the Issuer or its subsidiaries; or

(3)   result in the activation of any anti-dilution rights or a reset or repricing of any debt instrument of any other creditor or equity holder of the Issuer, nor result in the acceleration of the due date of any obligation of the Issuer.

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(f) No Consents.	Other than (1) the approval of the Issuer’s shareholders for the Transaction and (2) the confirmations of NASDAQ (i) relating to the continued listing of the Shares and (ii) that the Issuer will not be required, as a result of the Transactions, to file an original listing application for the Shares, which approval and confirmations have been duly obtained and are in full force and effect, the Issuer is not required to obtain any additional consent, authorization or order of, or make any filing or registration with, any court, governmental agency, securities exchange or of the Issuer’s shareholders, in order for it to execute, deliver or perform any of its obligations under this Agreement or to issue and sell the Subscription Securities; provided that for the purposes of the representations made in this sentence, the Issuer is assuming and relying upon the accuracy of the relevant representations made by the Subscriber herein.

(g) Enforceability.	This Agreement has been duly authorized and executed by the Issuer and, when delivered will become the Issuer’s valid and binding agreement enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general principles of equity.

(h) Litigation or Investigation.	There is no material pending or, to the best knowledge of the Issuer, threatened action, suit, proceeding or investigation before any court, governmental agency or body or arbitrator having jurisdiction over the Issuer or any of its subsidiaries that would affect the execution, delivery and performance by the Issuer of this Agreement or the consummation of the transactions contemplated hereby. Except as disclosed in the Reports, there is no pending or, to the best knowledge of the Issuer, threatened action, suit, proceeding or investigation before any court, governmental agency or body or arbitrator having jurisdiction over the Issuer or any of its subsidiaries which, if adversely determined, would have a Material Adverse Effect on the Issuer.

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(i) Reporting Company.	The Issuer is subject to the reporting requirements of Section 13 of the Securities Exchange Act, and has a class of common shares registered pursuant to Section 12(b) of the Securities Exchange Act. The Issuer has filed with the SEC all reports and other materials required to be filed thereunder during the preceding 12 months. Notwithstanding the foregoing, the Issuer did not file its Annual Report on Form 20-F for 2005 on a timely basis.

(j) Information Concerning the Issuer.	The Subscriber has not been provided with any material non-public information concerning the Issuer, except as the terms and conditions of the transactions contemplated by this Agreement may constitute such information. The Reports and the Shareholders’ Circular contain all material information relating to the Issuer and its operations and financial condition as of their respective dates which is required to be disclosed therein. Since the date of the financial statements included in the Reports, there has been no event or occurrence that may have or result in a Material Adverse Effect relating to the Issuer’s business, operations, financial condition, property or prospects. Neither the Reports, the Shareholders’ Circular nor any information disclosed to the Subscriber contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Issuer’s representations and warranties set forth herein are true and correct. The Issuer understands and confirms that the Subscriber will rely on such representations and warranties in effecting transactions in the Securities.

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(k) Internal Controls.	Save as otherwise disclosed in the Issuer’s most recently filed Annual Report on Form 20-F and other reports, the Issuer and its subsidiaries maintains a system of internal accounting controls sufficient to provide reasonable assurances that (1) transactions are executed in accordance with management’s general or specific authorization; (2) transactions are recorded as necessary to permit the financial statements to be fairly presented in accordance with US GAAP and to maintain accountability for assets; (3) access to assets is permitted only in accordance with management’s general or specific authorization; and (4) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to differences.

(l) No Integrated Offering.	Neither the Issuer, its affiliates nor any person acting on its or their behalf has directly or indirectly made any offers or sales of any security or solicited any offers to buy any security under circumstances that would cause the issue and sale or the Subscription Securities pursuant to this Agreement to be integrated with prior offerings by the Issuer for purposes of the Securities Act or the NASDAQ listing rules. The Issuer and its affiliates will not take any action that would cause the issue and sale of the Subscription Securities to be integrated with other offerings, nor conduct any other offering that would be integrated with the issue and sale of the Subscription Securities.

(m) No Registration Required.	Neither the Issuer nor any of its affiliates nor any person acting on its or their behalf (1) has, directly or indirectly, made offers or sales of any security, or solicited offers to buy, or will do so, or otherwise negotiated in respect of, any security, under circumstances that would require the registration of the Subscription Securities under the Securities Act or (2) has engaged, or will engage, in any form of general solicitation or general advertising (within the meaning of the Securities Act) in connection with any offer or sale of the Subscription Securities.

(n) Listing of Shares.	The Shares are listed for trading on NASDAQ.

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	(o) Warrant Shares.	The Warrant Shares have been duly authorized and validly reserved for issuance, and when issued upon exercise of the Warrant in accordance with the terms thereof (and upon payment of the exercise price therefor), will be validly issued, fully paid and non-assessable Shares. The shareholders of the Issuer have no preemptive or similar rights over the Warrant Shares.

	(p) No Directed Selling Efforts.	Neither the Issuer nor any of its affiliates nor any person acting on its or their behalf has engaged, or will engage, in any directed selling efforts (within the meaning of Regulation S) with respect to the Subscription Securities and the Issuer and all of its affiliates and any person acting on its or their behalf have complied and will continue to comply with the offering restrictions requirement of Regulation S.

7.2	Accuracy of Representations.	The representations, warranties and agreements of the Issuer are true and correct as of the date of this Agreement, and (unless the Issuer otherwise notifies the Subscriber prior to the Completion Date) shall be true and correct as of the Completion Date.

7.3	Notification of Breach.	The Issuer agrees promptly to notify the Subscriber of any matter or event which becomes known to it prior to the Completion of the transactions contemplated by this Agreement which would or would reasonably be considered to render or have rendered any representation or warranty given by it to be or to have been untrue, inaccurate or misleading in any material respect.

7.4	Survival.	The foregoing representations and warranties of the Issuer shall survive the Completion Date and the Completion of the transactions contemplated by this Agreement.

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ARTICLE 8
CONDITIONS PRECEDENT
The obligations of the Issuer to issue and sell the Subscription Securities, and the obligations of the Subscriber to subscribe for and purchase the Subscription Securities, are subject to the satisfaction of the following conditions precedent:

8.1 Representations and Warranties.	The representations and warranties of each of the Issuer and the Subscriber are true and correct as of the date hereof, and shall be true and correct as of the Completion Date, and there shall be no breach of such representations and warranties by any party.

8.2 Performance of Obligations.	Each of the Issuer and the Subscriber shall have duly performed all obligations to be performed by them hereunder on or prior to the Completion Date.

8.3 NASDAQ Listing Status.	The Shares shall be listed for trading on the NASDAQ, the supplemental listing application for listing of the Subscription Shares and the Warrant Shares that would currently be issuable upon exercise of the Warrants shall have been filed and approved by NASDAQ, and the Issuer shall have provided to the Subscriber evidence reasonably satisfactory to them that (i) the delisting procedures in relation to the Issuer’s Shares shall have been satisfactorily resolved, NASDAQ does not propose to take any further action regarding delisting of the Shares and that the continued listing of the Shares has been confirmed and (ii) NASDAQ has confirmed that the Issuer will not be required, as a result of the Transactions, to file an original listing application.

8.4 Execution of Agreements.	Each of the parties shall have duly executed and delivered this Agreement, and the Issuer shall have executed the Warrant Certificates and the Registration Rights Agreement. Each party hereby acknowledges and agrees that the completion and effectiveness of this Agreement and the Warrants are subject to the satisfaction of the conditions precedent as set out in this Article 8 and to the concurrent execution and completion of all Transaction Documents (except for the Subscription Agreement and the Registration Rights Agreement between the Issuer and China Biotech) and the execution of the Escrow Agreement.

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8.5 Preparation of Transaction Documents.	The Issuer shall have prepared the Transaction Documents and the Shareholders’ Circular in a form reasonably acceptable to the Subscriber, and the conditions precedent contained in the various Transaction Documents shall have been satisfied.

8.6 Fairness Opinion; Independent Directors’ Approval.	The Issuer shall have received a favorable fairness opinion from a licensed independent financial advisor in relation to the Transaction, including the pricing thereof. The committee of independent directors of the Issuer shall have approved the Transaction and recommended the same for the approval of shareholders.

8.7 Shareholders’ Approval.	The shareholders of the Issuer shall have approved the Transaction and all resolutions as set out in the Shareholders’ Circular including but not limited to the sale of Placing Sale Shares, the sale of SPA Sale Shares, the issuance and subscription of Subscription Securities and the adoption of the Amended and Restated Memorandum and Articles of Association in the form and substance satisfactory to the Subscriber at a general meeting of shareholders duly convened in accordance with the Issuer’s articles of association.

8.8 Share Certificates.	Seven (7) Business Days before the Completion of the Agreement, the Issuer shall prepare or cause the Share Transfer Agent to prepare share certificates representing the number of Subscription Shares and the Warrant certificates to be allotted to the Subscriber bearing the appropriate Securities Act legend, duly executed in favor of the Subscriber. The newly issued share certificates shall be delivered by the Share Transfer Agent and received by the Issuer one (1) Business Day before the Completion Date.

8.9 Officer’s Certificate.	The Issuer shall have furnished to the Subscriber an officer’s certificate confirming the matters set out above and such other matters as the Subscriber may reasonably request.

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ARTICLE 9
INDEMNIFICATION

9.1 Indemnification by the Issuer.	The Issuer agrees to indemnify, defend and hold the Subscriber (which term shall, for the purposes of this Section 9.1, include the Subscriber and its shareholders, managers, partners, directors, officers, members, employees, direct or indirect Subscriber, agents and affiliates and assignees and the stockholders, partners, directors, members, managers, officers, employees direct or indirect Subscriber and agents of such affiliates and assignees) harmless against any and all liabilities, loss, cost or damage, together with all reasonable costs and expenses related thereto (including reasonable legal and accounting fees and expenses), arising from, relating to, or connected with the untruth, inaccuracy or breach of any statement, representation, warranty or covenant of the Issuer contained in this Agreement.

9.2 Indemnification by the Subscriber.	The Subscriber agrees to indemnify and hold harmless the Issuer, its controlling persons (within the meaning of Section 15 of the Securities Act and Section 20 of the Securities Exchange Act) and their respective directors, officers, agents, shareholders and employees, from and against any and all liabilities, loss, cost or damage, together with all reasonable costs and expenses related thereto (including reasonable legal and accounting fees and expenses), arising from, relating to, or connected with the untruth, inaccuracy or breach of any statement, representation, warranty or covenant of the Subscriber contained in this Agreement.
ARTICLE 10
MISCELLANEOUS PROVISIONS

10.1 Effectiveness of Representations; Survival.	Each party is entitled to rely on the representations, warranties and agreements of each of the other parties and all such representations, warranties and agreements will be effective regardless of any investigation that any party has undertaken or failed to undertake. The representation, warranties and agreements will survive the Completion and continue in full force and effect until the date that is one year after the Completion Date.

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10.2 Further Assurances.	Each of the parties hereto will cooperate with the others and execute and deliver to the other parties hereto such other instruments and documents and take such other actions as may be reasonably requested from time to time by any other party hereto as necessary to carry out, evidence, and confirm the intended purposes of this Agreement.

10.3 Amendment.	This Agreement may not be amended except by an instrument in writing signed by each of the parties.

10.4 Expenses.	Each party to this Agreement will bear its respective expenses incurred in connection with the preparation, execution, and performance of this Agreement and the transactions contemplated hereby, including all fees and expenses of agents, representatives, counsel, and accountants. The Subscriber shall not deduct the expenses from the Aggregate Subscription Price to be released to the Issuer.

10.5 Entire Agreement.	This Agreement, the exhibits, schedules attached hereto and the other Transaction Documents contain the entire agreement between the parties with respect to the subject matter hereof and supersede all prior arrangements and understandings, both written and oral, expressed or implied, with respect thereto.

10.6 Severability.	If one or more provisions of this Agreement is held to be unenforceable under applicable law, such provision will be excluded from the Agreement and the balance of this Agreement will be enforceable in accordance with its terms.

10.7 Notices.	All notices and other communications required or permitted under this Agreement must be in writing and will be deemed given if sent by personal delivery, faxed with electronic confirmation of delivery, internationally-recognized express courier or registered or certified mail (return receipt requested), postage prepaid, to the parties at the following addresses (or at such other address for a party as will be specified by like notice):

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If to the Subscriber:
Ms. Jennie Mak
Harvest Smart Overseas Limited
Room 3201
32/F, Singga Commercial Centre
148 Connaught Road West
Hong Kong Special Administrative Region, China
If to the Issuer:
Mr. Qian Xu
China Technology Development Group Corporation
Room 2413-18, Shui On Centre
8 Harbour Road
Hong Kong Special Administrative Region, China
All such notices and other communications will be deemed to have been received (a) in the case of personal delivery, on the date of such delivery, (b) in the case of a fax, when the party sending such fax has received electronic confirmation of its delivery, (c) in the case of delivery by internationally-recognized express courier, on the business day following dispatch and (d) in the case of mailing, if given or made by letter within Hong Kong, on the two (2) Business Days after mailing; if given or made by letter outside Hong Kong, seven (7) Business Days after mailing. Any notice received on a day which is not a business day shall be deemed to be received on the next business day.

10.8 Headings.	The headings contained in this Agreement are for convenience purposes only and will not affect in any way the meaning or interpretation of this Agreement.

10.9 Benefits.	This Agreement is and will only be construed as for the benefit of or enforceable by those persons party to this Agreement.

10.10 Assignment.	This Agreement may not be assigned (except by operation of law) by any party without the consent of the other parties.

10.11 Governing Law.	This Agreement will be governed by and construed in accordance with the laws of the Hong Kong SAR, China, applicable to contracts made and to be performed therein.

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10.12 Counterparts.	This Agreement may be executed in one or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

10.13 Schedules and Exhibits.	The schedules and exhibits are attached to this Agreement and incorporated herein.
IN WITNESS WHEREOF, this Agreement is executed as of the day and year first written above.

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Signature Page
SIGNED by
for and on behalf of
CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
in the presence of:

Witness’ signature	:

Witness’ name	:

Witness’ occupation	:

Witness’ address	:

SIGNED by
for and on behalf of
HARVEST SMART OVERSEAS LIMITED
in the presence of:

Witness’ signature	:

Witness’ name	:

Witness’ occupation	:

Witness’ address	:

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EXHIBIT A
FORM OF WARRANT CERTIFICATE
THE SECURITIES REPRESENTED BY THIS CERTIFICATE AND THE SECURITIES TO BE ISSUED UPON ITS EXERCISE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE “ACT”), AND HAVE BEEN ISSUED AND SOLD IN RELIANCE UPON AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE ACT PROVIDED BY REGULATION S UNDER THE ACT. SUCH SECURITIES MAY NOT BE OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S, PURSUANT TO AN EFFECTIVE REGISTRATION UNDER THE ACT, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE ACT. THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR ON BEHALF OF A PERSON IN THE UNITED STATES OR A U.S. PERSON UNLESS THE WARRANT AND THE UNDERLYING SHARES HAVE BEEN REGISTERED UNDER THE SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY RELEVANT STATE OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. THE TERMS “UNITED STATES” AND “U.S. PERSON” HAVE THE MEANINGS GIVEN THEM BY REGULATION S UNDER THE ACT. HEDGING TRANSACTIONS INVOLVING THE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE ACT.
China Technology Development Group Corporation (the “Issuer”)
Room 2413-18, Shui On Centre
8 Harbour Road
Hong Kong Special Administrative Region, China

Warrant Certificate No.

Name of Holder:	Harvest Smart Overseas Limited

Address of Holder:	Plam Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands

Number of Shares:	500,000 Shares

Date of Issuance:

Exercise Price:	US$5.00 per Share

Expiry Date:	(24 months from date of issuance)

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THIS WARRANT CERTIFIES THAT, for value received, the above named holder or its registered assigns (the “Holder”), shall have the right to purchase from the Issuer the above referenced number of fully paid and non-assessable shares of par value US$0.01 per Share (the “Shares”) of the Issuer at an exercise price equal to the exercise price set forth above (the “Exercise Price”), subject to further adjustment as set forth in this Certificate, at any time from the date hereof until 5:00 P.M., Hong Kong time, on the expiry date set forth above (the “Expiry Date”). This Warrant is issued pursuant to the Subscription Agreement between the Issuer and Holder (the “Agreement”) pursuant to which the Holder subscribed for and purchased Subscription Shares and Warrants of the Issuer. The exercise of this Warrant shall be subject to the provisions, limitations and restrictions contained herein.
1. Exercise.

1.1 Procedure for Exercise of Warrant.	The Holder may exercise this Warrant by delivering the following to the principal office of the Issuer in accordance with Section 5.1 hereof:

(a) a duly executed Notice of Exercise in substantially the form attached as Exhibit B;

(b)    either (i) a written certification that the Holder is not in the United States or a U.S. person, and that the Warrant is not being exercised in the United States on behalf of a U.S. person, which written certificate may be contained in the Notice of Exercise delivered pursuant to sub-paragraph (a) above; or (ii) a written opinion of counsel to the effect that the Warrant and the Shares have been registered under the Securities Act or are exempt from registration thereunder;

(c) payment of the Exercise Price then in effect for each of the Shares being purchased, as designated in the Notice of Exercise; and

(d) this Warrant.
Payment of the Exercise Price may be in cash, certified or official bank check payable to the order of the Issuer, or wire transfer of funds to the Issuer’s account (or any combination of any of the foregoing) in the amount of the Exercise Price for each Share being purchased.

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1.2 Delivery of Certificate and New Warrant.	In the event of any exercise of the rights represented by this Warrant, a certificate or certificates for the Shares so purchased, registered in the name of the Holder, together with any other securities or other property which the Holder is entitled to receive upon exercise of this Warrant, shall be delivered to the Holder hereof, at the Issuer’s expense, within a reasonable time, not exceeding fifteen (15) calendar days, after the rights represented by this Warrant shall have been so exercised; and, unless this Warrant has expired, a new Warrant representing the number of Shares (except a remaining fractional share), if any, with respect to which this Warrant shall not then have been exercised shall also be issued to the Holder hereof within such time. The person in whose name any certificate for Shares is issued upon exercise of this Warrant shall for all purposes be deemed to have become the holder of record of such Shares on the date on which the Warrant was surrendered and payment of the Exercise Price was received by the Issuer, irrespective of the date of delivery of such certificate.

1.3 Transfer Restrictions and Restrictive Legend.	This Warrant and the Shares have not been registered under the Securities Act and the Warrants have been and the Shares, upon exercise of the Warrants, will be issued pursuant to exemptions from the registration requirements of the Securities Act. Neither this Warrant nor any of the Shares or any other security issued or issuable upon exercise of this Warrant may be offered, resold, pledged or otherwise transferred except in accordance with the provisions of Regulation S, pursuant to an effective registration statement under the Act relating to such security or pursuant to an available exemption from the registration under the Securities Act. Each certificate for the Warrant, the Shares and any other security issued or issuable upon exercise of this Warrant shall contain a legend on the face thereof, in form and substance satisfactory to counsel for the Issuer, setting forth the restrictions on transfer contained in this Section. The initial Holder understands that this Warrant constitutes and the Shares upon issuance will constitute “affiliate securities” under the Securities Act, subject to the restrictions on transfer set out in Section 4.2 of the Agreement. The Holder acknowledges and agrees that all certificates representing the Shares will be endorsed with the following legend:

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“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE “ACT”), AND HAVE BEEN ISSUED AND SOLD IN RELIANCE UPON AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE ACT PROVIDED BY REGULATION S UNDER THE ACT. SUCH SECURITIES MAY NOT BE OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S, PURSUANT TO AN EFFECTIVE REGISTRATION UNDER THE ACT, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE ACT. HEDGING TRANSACTIONS INVOLVING THE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE ACT.”

1.4 Fractional Shares.	No fractional Shares shall be issuable upon exercise or conversion of the Warrant and the number of Shares to be issued shall be rounded down to the nearest whole Share. If a fractional share interest arises upon any exercise or conversion of the Warrant, the Issuer shall eliminate such fractional share interest by paying to Holder an amount computed by multiplying the fractional interest by the current market price of a full Share.
2. Covenants of the Issuer.

2.1 Authorized Shares.	The Issuer covenants and agrees that the Issuer will at all times have authorized and reserved, free from preemptive rights, a sufficient number of Shares to provide for the exercise in full of the rights represented by this Warrant.

2.2 Issuance of Shares.	The Issuer covenants and agrees that all Shares that may be issued upon the exercise of the rights represented by this Warrant will, upon issuance, be validly issued, fully paid and non-assessable, and free from all transfer taxes, liens and charges with respect to the issue thereof.

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3. Transfer and Replacement.
(a)	Subject to compliance with any applicable securities laws and the conditions set forth herein, this Warrant and all rights hereunder are transferable, in whole or in part, upon surrender of this Warrant at the principal office of the Issuer, together with a written assignment of this Warrant substantially in the form attached hereto duly executed by the Holder or its agent or attorney and funds sufficient to pay any transfer taxes payable upon the making of such transfer. Upon such surrender and, if required, such payment, the Issuer shall execute and deliver a new Warrant or Warrants in the name of the assignee or assignees and in the denomination or denominations specified in such instrument of assignment, and shall issue to the assignor a new Warrant evidencing the portion of this Warrant not so assigned, and this Warrant shall promptly be cancelled. A Warrant, if properly assigned, may be exercised by a new holder for the purchase of Shares without having a new warrant issued.

(b)	The Issuer agrees to maintain, at its aforesaid office, books for the registration and the registration of transfer of the Warrants.

(c)	If, at the time of the surrender of this Warrant in connection with any transfer of this Warrant, the transfer of this Warrant shall not be registered pursuant to an effective registration statement under the Securities Act and under applicable state securities or blue sky laws, the Issuer may require, as a condition of allowing such transfer that (i) the Holder or transferee of this Warrant, as the case may be, furnish to the Issuer a written opinion of counsel to the effect that such transfer may be made without registration under the Securities Act and under applicable state securities or blue sky laws, and (ii) that the holder or transferee execute and deliver to the Issuer such documentation as is necessary to establish that the Warrants Shares are being transferred pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws or in an offshore transaction pursuant to and in accordance with Rule 903 or Rule 904 of Regulation S of the Securities Act.

(d)	The Issuer covenants that upon receipt by the Issuer of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant or any share certificate relating to the Shares, and in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it (which, in the case of the Warrant, shall not include the posting of any bond), and upon surrender and cancellation of such Warrant or share certificate, if mutilated, the Issuer will make and deliver a new Warrant or share certificate of like tenor and dated as of such cancellation, in lieu of such Warrant or share certificate.

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4. Adjustments of Exercise Price and/or Number of Shares.

4.1 Subdivision or Combination of Shares.	The number and kind of securities purchasable upon the exercise of this Warrant and the Exercise Price shall be subject to adjustment from time to time upon the happening of any of the following. In case the Issuer shall (i) pay a dividend in Shares or make a distribution in Shares to holders of its outstanding Shares, (ii) subdivide its outstanding Shares into a greater number of Shares, (iii) combine its outstanding Shares into a smaller number of Shares, or (iv) issue any Shares of its capital stock in a reclassification of the Shares, then the number of Shares purchasable upon exercise of this Warrant immediately prior thereto shall be adjusted so that the Holder shall be entitled to receive the kind and number of Shares or other securities of the Issuer which it would have owned or have been entitled to receive had such Warrant been exercised prior to the occurrence of such event. Upon each such adjustment of the kind and number of Shares or other securities of the Issuer which are purchasable hereunder, the Holder shall thereafter be entitled to purchase the number of Shares or other securities resulting from such adjustment at an Exercise Price per Warrant Share or other security obtained by multiplying the Exercise Price in effect immediately prior to such adjustment by the number of Shares purchasable pursuant hereto immediately prior to such adjustment and dividing by the number of Shares or other securities of the Issuer resulting from such adjustment. An adjustment made pursuant to this paragraph shall become effective immediately after the effective date of such event retroactive to the record date, if any, for such event.

4.2 Reorganization, Reclassification, Consolidation, Merger or Sale.	If any recapitalization, reclassification or reorganization of the share capital of the Issuer, or any consolidation or merger of the Issuer with another company, or the sale of all or substantially all of its Shares and/or assets or other transaction (including, without limitation, a sale of substantially all of its assets followed by a liquidation) shall be effected in such a way that holders of Shares shall be entitled to receive Shares, securities or other assets or property, then, as a condition of such recapitalizations, reclassifications, reorganizations, consolidations, mergers or sales, lawful and adequate provisions shall be made by the Issuer whereby the Holder hereof shall thereafter have the right to purchase and receive (in lieu of the Shares or other

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securities of the Issuer immediately theretofore purchasable and receivable upon the exercise of the rights represented hereby) such Shares, securities or other assets or property as may be issued or payable with respect to or in exchange for the number of outstanding Shares which such Holder would have been entitled to receive had such Holder exercised this Warrant immediately prior to the consummation of such recapitalizations, reclassifications, reorganizations, consolidations, mergers or sales. The Issuer or its successor shall promptly issue to the Holder a new Warrant for such new securities or other property. The new Warrant shall provide for adjustments which shall be as nearly equivalent as may be practicable to give effect to the adjustments provided for in this Section 4 including, without limitation, adjustments to the Exercise Price and to the number of securities or property issuable upon exercise of the new Warrant. The provisions of this Section 4.2 shall similarly apply to successive recapitalizations, reclassifications, reorganizations, consolidations, mergers or sales.

4.3 Notice of Adjustment.	Whenever the number of Shares or number or kind of securities or other property purchasable upon the exercise of this Warrant or the Exercise Price is adjusted, as herein provided, the Issuer shall give notice thereof to the Holder, which notice shall state the number of Shares (and other securities or property) purchasable upon the exercise of this Warrant and the Exercise Price of such Shares (and other securities or property) after such adjustment, setting forth a brief statement of the facts requiring such adjustment and setting forth the computation by which such adjustment was made.

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5. Miscellaneous Provisions.

5.1 Notices.	Any notice or other document required or permitted to be given or delivered to the Holder shall be delivered or forwarded to the Holder at the address for the Holder provide on the first page of this Warrant or to such other address or number as shall have been furnished to the Issuer in writing by the Holder. Any notice or other document required or permitted to be given or delivered to the Issuer shall be delivered or forwarded to the Issuer at the address set forth above, Attention: Chief Executive Officer or Company Secretary. All notices, requests and approvals required by this Warrant shall be in writing and shall be conclusively deemed to be given (a) when hand-delivered to the other party, (b) when received if sent by facsimile at the address and number set forth above; provided that notices given by facsimile shall not be effective, unless either (i) a duplicate copy of such facsimile notice is promptly given by depositing the same in the mail, postage prepaid and addressed to the party as set forth below or (ii) the receiving party delivers a written confirmation of receipt for such notice by any other method permitted under this paragraph; and further provided that any notice given by facsimile received after 5:00 p.m. (recipient’s time) or on a non-business day shall be deemed received on the next business day; (c) five (5) business days after deposit in the United States mail, certified, return receipt requested, postage prepaid, and addressed to the party as set forth below; or (d) the next business day after deposit with an international overnight delivery service, postage prepaid, addressed to the party as set forth below with next business day delivery guaranteed; provided that the sending party receives confirmation of delivery from the delivery service provider.

5.2 Limitation of Liability.	No provision hereof, in the absence of affirmative action by the Holder to purchase Shares, and no mere enumeration herein of the rights or privileges of the Holder, shall give rise to any liability of the Holder for the Exercise Price hereunder or as a shareholder of the Issuer, whether such liability is asserted by the Issuer or by creditors of the Issuer.

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5.3 No Rights as Shareholder.	This Warrant shall not entitle the Holder to any of the rights of a shareholder of the Issuer except upon exercise in accordance with the terms hereof and the subsequent issue of Shares of the Issuer registered in the name of the Holder.

5.4 Governing Law.	This warrant shall be governed by and construed in accordance with the laws of Hong Kong Special Administrative Region, China, applicable to agreements made and to be performed herein.

5.5 Waiver, Amendments and Headings.	This Warrant and any provision hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by both parties (either generally or in a particular instance and either retroactively or prospectively). The headings in this Warrant are for purposes of reference only and shall not affect the meaning or construction of any of the provisions hereof.
IN WITNESS WHEREOF, the Issuer has caused this Warrant to be signed by its duly authorized officer effective as of the                                                                                 day of                                                                                   , 2006.
China Technology Development Group Corporation

Signature of Authorized Signatory: By:

Name of Authorized Signatory:

Position of Authorized Signatory:

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EXHIBIT B
FORM OF NOTICE OF EXERCISE
TO: China Technology Development Group Corporation
The undersigned hereby exercises the right to purchase the number of shares of China Technology Development Group Corporation (the “Issuer”) set forth below (the “Shares”) pursuant to the Warrant to Purchase Shares issued by the Issuer and dated November 27, 2006. In accordance with the provisions of the Warrant, the undersigned hereby tenders the following concurrently with the delivery of this Notice of Exercise (i) payment of the Exercise Price payable by the undersigned for the Shares (the “Purchase Price”) in effect for each of the Shares being purchased, and (ii) the original Warrant.

Number of Shares Purchased:	Shares

Aggregate Purchase Price:	US$
The undersigned represents and warrants to and agrees with the Issuer that:
1.	It is an “accredited investor” within the meaning of Rule 501(a)(3) under the Securities Act. The Subscriber has such knowledge, sophistication and experience in business and financial matters that it is capable of evaluating the merits and risks of an investment in the Securities; it has evaluated such merits and risks and has determined that it is able to bear the economic risk of an investment in the Securities for an indefinite period of time, in view of the restrictions on transfer set out in Section 4.2.
2.	It acknowledges that in making the decision to purchase the Sale Shares, it has relied upon its independent investigation of the Issuer and its affairs, and has not relied upon any information or representations made by any third party or upon any oral or written representations or assurances from the Issuer, its officers, directors or employees or any other representatives or agents of the Issuer other than as set forth in the Agreement. It is familiar with the business, operations, properties, financial condition and prospects of the Issuer, has reviewed the Issuer’s publicly-available information filed with and submitted to the SEC, and has had an opportunity to ask questions of, and receive answers from, the Issuer’s officers and directors concerning the Issuer, its affairs and the terms and conditions of the issue and sale of the Shares.
3.	It is acquiring the Shares for its own account, for investment purposes only and not with a view to any resale, distribution or other disposition of the Shares in violation of the United States securities laws.
4.	It understands the Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the “1933 Act”) or the securities laws of any state of the United States and that the sale contemplated hereby is being made in reliance on a safeharbour from such registration requirements.

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5.	The undersigned is not a “U.S. Person” as defined by Regulation S of the Securities Act and is not acquiring the Shares for the account or benefit of a U.S. Person.
A “U S. Person” is defined by Regulation S of the Act to be any person who is:
(h)	any natural person resident in the United States;

(i)	any partnership or corporation organized or incorporated under the laws of the United States;

(j)	any estate of which any executor or administrator is a U.S. person;

(k)	any trust of which any trustee is a U.S. person;

(1)	any agency or branch of a foreign entity located in the United States;

(m)	any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporate, or (if an individual) resident in the United States; and

(n)	any partnership or corporation if:
(i)	organized or incorporated under the laws of any foreign jurisdiction; and

(ii)	formed by a U.S. person principally for the purpose of investing in securities not registered under the Act, unless it is organized or incorporated, and owned, by accredited Subscriber as defined in Section 230.501(a) of the Act who are not natural persons, estates or trusts.
6.	The undersigned was not in the United States at the time the offer to purchase the Shares was received and the Subscriber was not in the United States at the time these Warrants were exercised.
7.	The undersigned acknowledges that the Shares are “affiliate securities” within the meaning of the Securities Act and will be issued to the Subscriber in accordance with Regulation S of the Securities Act without registration under the Securities Act.
8.	The undersigned agrees to resell the Shares only in accordance with the provisions of Regulation S of the Securities Act, pursuant to registration under the Securities Act, or pursuant to an available exemption from registration pursuant to the Securities Act.
9.	The undersigned agrees not to engage in hedging transactions with regard to the Shares unless in compliance with the Securities Act.

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10.	The Subscriber acknowledges and agrees that all certificates representing the Shares will be endorsed with the following legend in accordance with Regulation S of the Securities Act:
“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE “ACT”), AND HAVE BEEN ISSUED AND SOLD IN RELIANCE UPON AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE ACT PROVIDED BY REGULATION S UNDER THE ACT. SUCH SECURITIES MAY NOT BE OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S, PURSUANT TO AN EFFECTIVE REGISTRATION UNDER THE ACT, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE ACT. HEDGING TRANSACTIONS INVOLVING THE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE ACT.”
11.	The Subscriber and the Issuer agree that the Issuer will refuse to register any transfer of the Shares not made in accordance with the provisions of Regulation S of the Securities Act, pursuant to registration under the Securities Act, pursuant to an available exemption from registration, or pursuant to this Agreement.

Signature of Purchaser or Authorized
Signatory of Purchaser
(if the Purchaser is not an individual):

Title of Authorized Signatory of Purchaser
(if the Purchaser is not an individual):

Name of Authorized Signatory of Purchaser
(if the Purchaser is not an individual):

Name of Purchaser:

Address of Purchaser:

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SCHEDULE A
Issuer’s Receiving Bank Account Information

Name of Bank:	Standard Chartered Bank (HK) Ltd.

Bank account name:	CHINA MERCHANTS SECURITIES (HK) CO. LTD.

Account Number:	(HKD A/C) 368-1-036056-6
(USD A/C) 368-0-035285-4

Reference:	In favor of China Technology Development Group Corporation

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Dated November 27, 2006
China Technology Development Group Corporation (the “Company”)
and
China Biotech Holdings Ltd. (the “Investor”)

Registration Rights Agreement

Baker & McKenzie
14/F, Hutchison House
10 Harcourt Road
Hong Kong Special Administrative Region

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Annex 3
THIS REGISTRATION RIGHTS AGREEMENT is made as of the November 27, 2006
BETWEEN:
(1)	China Technology Development Group Corporation (the “Company”), a company incorporated under the laws of the British Virgin Islands whose registered address is P.O. Box 71, Craigmuir Chambers, Road Tower, Tortola, British Virgin Islands; and
(2)	China Biotech Holdings Ltd. (the “Investor”), a company incorporated under the laws of the British Virgin Islands whose registered address is at Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands.
RECITALS:
WHEREAS, the shares of the Company, par value US$0.01 per share (“Shares”), are listed for trading on The Nasdaq Stock Market, Inc.;
WHEREAS, the Company wishes to issue a total of 1,500,000 new Shares (“Subscription Shares”) and 2,000,000 warrants (“Warrants”) for the purchase of Shares (“Warrant Shares”) to the Investor, and the Investor wishes to subscribe for such Subscription Shares and Warrants (collectively, “Subscription Securities”);
WHEREAS, the Company and the Investor have entered into a Subscription Agreement on November 27, 2006 (the “Subscription Agreement”) for subscription of the Subscription Securities;
WHEREAS, in order to induce the Company to issue the Subscription Securities to the Investor and to induce the Investor to subscribe for the Subscription Securities, subject to the terms and conditions of the Subscription Agreement, the Investor and the Company hereby agree that this Agreement shall govern the rights of the Investor to cause the Company to register the Subscription Shares issued or Shares issuable to them upon the exercise of the Warrants and certain other matters as set forth herein.
NOW, THEREFORE, THE PARTIES HEREBY AGREE AS FOLLOWS:
1.	Registration Rights. The Company covenants and agrees as follows:
1.1	Definitions. For purposes of this agreement:
(a)	The term “Act” means the U.S. Securities Act of 1933, as amended.

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(b)	An “affiliate” of, or person “affiliated” with, a specified person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified. A person shall be deemed to control another person if such first person possesses directly and indirectly the power to direct, or cause the direction of, the management and policies of the second person, whether through the ownership of voting securities, by contract or otherwise.

(c)	The term “Form F-3” mean such form under the Act as in effect on the date hereof or any successor forms.

(d)	The term “Holder” means any person owning or having the right to acquire Registrable Securities or any assignee thereof in accordance with Section 1.12 hereof.

(e)	The term “1934 Act” means the U.S. Securities Exchange Act of 1934, as amended.

(f)	“Placing Agency Agreement” means the placing agency agreement, dated November 27, 2006, by and among Beijing Holdings Limited, China Internet Technology Company Limited, CMEC Ceramics Holdings Limited and Perfect Capital Holdings Limited as vendors of 4,250,000 Shares (“Placing Sale Shares”), and China Merchants Securities (HK) Co. Ltd. (“Placing Agent”), in respect of the placing of the Placing Sale Shares.

(g)	The term “register,” “registered,” and “registration” refer to a registration effected by preparing and filing a registration statement or similar document in compliance with the Act, and the declaration or ordering of effectiveness of such registration statement or document.

(h)	The term “Registrable Securities” means (i) the Subscription Shares held by the Investor or its permitted Transferee (it being understood that for purposes of this Agreement, a Person will be deemed to be a holder of Registrable Securities whenever such Person has the right to then acquire or obtain from the Company any Registrable Securities, whether or not such acquisition has actually been effected); (ii) the Shares issuable to the Investor upon the exercise of the Warrants; (iii) any Shares issued or issuable with respect to any such Shares described in clause (i) above by way of a share dividend or share split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization; (iv) the SPA Sale Shares acquired by the Investor pursuant to the Share Sale and Purchase Agreement; (v) the Placing Sale Shares acquired by Eastern Ceremony Group Limited and Harvest Smart Overseas Limited through the Placing Agent pursuant to the Placing Agency Agreement; and (vi) any additional Company securities that are

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granted registration rights from time to time in accordance with the terms of this Agreement; provided, however, that notwithstanding anything to the contrary contained herein, “Registrable Securities” shall not at any time include any securities (A) registered and sold pursuant to the Securities Act, (B) sold to the public pursuant to Rule 144 under the Securities Act (“Rule 144”) or (C) which could then be sold in their entirety pursuant to Rule 144(k) under the Securities Act.
(i)	“Share Sale and Purchase Agreement” means the agreement, dated November 27, 2006, by and between Beijing Holdings Limited and the Investor for the sale and purchase of 2,000,000 Shares of the Company.

(j)	The term “SEC” means the U.S. Securities and Exchange Commission or any other federal agency at the time administering the Act.
1.2	Request for Registration
(a)	Subject to the conditions of this Section 1.2, if the Company shall receive at any time after one year after the date of this Agreement a written request from the Holders of at least 500,000 Shares of the Registrable Securities then outstanding (the “Initiating Holders”) that the Company file a registration statement under the Act covering the registration of the entire amount of the Registrable Securities held by the Initiating Holders, then the Company shall, within 20 days of the receipt thereof, give written notice of such request to all Holders, and subject to the limitations of this Section 1.2, use all reasonable efforts to effect, as soon as practicable, the registration under the Act of all Registrable Securities that the Holders request to be registered in a written request received by the Company within 20 days of the mailing of the Company’s notice pursuant to this Section 1.2(a). Holders requesting registration of Registrable Securities in response to the Company’s notice given pursuant to this Section 1.2 (a) are herein referred to as “Participating Holders”.

(b)	If the Initiating Holders intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to this Section 1.2 and the Company shall include such information in the written notice referred to in Section 1.2(a). In such event the right of any Holder to include its Registrable Securities in such registration shall be conditioned upon such Holder’s participation in such underwriting and the inclusion of such Holder’s Registrable Securities in the underwriting (unless otherwise mutually agreed by a majority in interest of the Participating Holders and such Holder) to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting

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by a majority in interest of the Participating Holders which underwriters are reasonably acceptable to the Company. Notwithstanding any other provision of this Section 1.2, if the underwriter advises the Company that marketing factors require a limitation of the number of securities underwritten (including Registrable Securities), then the Company shall so advise all Holders of Registrable Securities that would otherwise be underwritten pursuant hereto, and the number of shares that may be included in the underwriting shall be allocated to the Holders of such Registrable Securities on a pro rata basis based on the number of Registrable Securities held by all such Holders (including the Initiating Holders). Any Registrable Securities excluded or withdrawn from such underwriting shall be withdrawn from the registration. The Registrable Securities to be excluded or withdrawn shall be determined in the following sequence: (i) securities held by any persons other than the Holders, including persons having a contractual, incidental “piggy back” right to include such securities in the registration statement, (ii) securities sought to be registered by the Company, and (iii) Registrable Securities held by the Holders.
(c)	The Company shall not be required to effect a registration pursuant to this Section 1.2:
(i)	in any particular jurisdiction in which the Company would be required to execute a general consent to service of process in effecting such registration, unless the Company is already subject to service in such jurisdiction and except as may be required under the Act; or

(ii)	after the Company has effected 2 registrations pursuant to this Section 1.2, and such registrations have been declared or ordered effective and remained effective for the period required by section 1.5 (a); or

(iii)	if the Company shall furnish to Holders requesting a registration statement pursuant to this Section 1.2 a certificate signed by the Company’s Chief Executive Officer or Chairman of the Board stating that in the good faith judgment of the Board of Directors of the Company, it would be seriously detrimental to the Company and its shareholders for such registration statement to be effected at such time as a result of requiring a disclosure that would cause a material adverse affect on any plan or agreement with respect to any financing, acquisition, or other material transaction, in which event the Company shall have the right to defer such filing for a period of not more than 120 days after receipt of the request of the Initiating Holders, provided that such right to delay a request shall be exercised by the Company not more than once in any 12-month period.

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1.3	Piggy Back Registration
(a)	If (but without any obligation to do so) the Company proposes to register (including for this purpose a registration effected by the Company for shareholders other than the Holders) any of its Shares or other securities under the Act (other than a registration relating solely to the sale of securities to participants in a Company share option plan, a registration relating to a corporate reorganization or other transaction under Rule 145 of the Act), the Company shall, at such time, promptly give each Holder written notice of such registration. Upon the written request of each Holder given within 20 days after mailing of such notice by the Company in accordance with Section 2.5, the Company shall, subject to the provisions of Section 1.3(c), use all reasonable efforts to cause to be registered under the Act all of the Registrable Securities that each such Holder has requested to be registered.

(b)	Right to Terminate Registration. The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 1.3 prior to the effectiveness of such registration whether or not any Holder has elected to include securities in such registration. The expenses of such withdrawn registration shall be borne by the Company in accordance with Section 1.8 hereof.

(c)	Underwriting Requirements. In connection with any offering involving an underwriting of shares of the Company’s capital stock, the Company shall not be required under this Section 1.3 to include any of the Holders’ securities in such underwriting unless they accept the terms of the underwriting as agreed upon between the Company and the underwriters selected by it (or by other persons entitled to select the underwriters) and enter into an underwriting agreement in customary form with an underwriter or underwriters selected by the Company, and then only in such quantity as the underwriters determine in their sole discretion will not jeopardize the success of the offering by the Company. If the total amount of securities, including Registrable Securities, requested by shareholders to be included in such offering exceeds the amount of securities sold other than by the Company that the underwriters determine in their sole discretion is compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including Registrable Securities, that the underwriters determine in their sole discretion will not jeopardize the success of the offering (the securities so included to be apportioned pro rata among the selling Holders according to the total amount of securities entitled to be included therein owned by each selling Holder or in such other proportions as shall mutually be agreed to by such selling Holders), but in no event shall the amount of securities of the selling Holders included in the offering be reduced below twenty percent (20%) of the total amount of securities included in such offering, unless such offering is the initial public offering of the Company’s securities, in which case the selling Holders may be excluded if the

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underwriters make the determination described above and no other shareholder’s securities are included. For purposes of the preceding parenthetical concerning apportionment, for any selling shareholder that is a Holder of Registrable Securities and that is a partnership or corporation, the partners, retired partners and shareholders of such Holder, or the estates and family members of any such partners and retired partners and any trusts for the benefit of any of the foregoing persons shall be deemed to be a single “selling Holder,” and any pro rata reduction with respect to such “selling Holder” shall be based upon the aggregate amount of Registrable Securities owned by all such related entities and individuals.
1.4	Form F-3 Registration. The Company will be eligible to file a registration statement on Form F-3 once it has made the filing with the SEC of its Annual Report on Form 20-F for fiscal year 2006, assuming such filing is made on a timely basis. At any time after it becomes eligible to file a registration statement on Form F-3, the Holders of Registrable Securities may, subject to certain terms and conditions, require the Company to file a registration statement on Form F-3. In case the Company shall receive from the Holders of Registrable Securities a written request or requests that the Company effect a registration on Form F-3 and any related qualification or compliance with respect to all or a part of the Registrable Securities owned by such Holder or Holders, the Company shall:
(a)	promptly give written notice of the proposed registration, and any related qualification or compliance, to all other Holders;

(b)	use all reasonable efforts to effect, as soon as practicable, such registration and all such qualifications and compliances as may be so requested and as would permit or facilitate the sale and distribution of all or such portion of such Holders’ Registrable Securities as are specified in such request, together with all or such portion of the Registrable Securities of any other Holders joining in such request as are specified in a written request given within 15 days after receipt of such written notice from the Company, provided, however, that the Company shall not be obligated to effect any such registration, qualification or compliance, pursuant to this section 1.4:
(i)	if Form F-3 is not available for such offering by the Holders;

(ii)	if the Holders, together with the holders of any other securities of the Company entitled to inclusion in such registration, propose to sell Registrable Securities and such other securities (if any) at an expected aggregate price to the public (net of any underwriters’ discounts or commissions) of less than U.S.$1,000,000;

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(iii)	if the Company shall furnish to the Holders a certificate signed by the Chief Executive Officer or Chairman of the Board of the Company stating that in the good faith judgment of the Board of Directors of the Company, it would be seriously detrimental to the Company and its shareholders for such Form F-3 Registration to be effected at such time as a result of requiring a disclosure that would cause a material adverse affect on any plan or agreement with respect to any financing, acquisition, or other material transaction, in which event the Company shall have the right to defer the filing of the Form F-3 registration statement for a period of not more than 120 days after receipt of the request of the Holder or Holders under this Section 1.4; provided, however, that the Company shall not utilize this right more than once in any twelve month period;

(iv)	if the Company has, within the twelve (12) month period preceding the date of such request, already effected one registration on Form F-3 for the Holders pursuant to this Section 1.4; or

(v)	in any particular jurisdiction in which the Company would be required to qualify to do business or to execute a general consent to service of process in effecting such registration, qualification or compliance;
(c)	subject to the foregoing, the Company shall file a registration statement covering the Registrable Securities and other securities so requested to be registered as soon as practicable after receipt of the request or requests of the Holders. Registrations effected pursuant to this Section 1.4 shall not be counted as requests for registration effected pursuant to Sections 1.2.
1.5	Obligations of the Company. Whenever required under this Section 1 to effect the registration of any Registrable Securities, the Company shall, as expeditiously as reasonably possible:
(a)	prepare and file with the SEC a registration statement with respect to such Registrable Securities (and in any event within 60 days in the case of a registration effected pursuant to section 1.2 and within 20 days in the case of a registration effected pursuant to section 1.4) and use all reasonable efforts to cause such registration statement to become effective, and, upon the request of the Holders of a majority of the Registrable Securities registered thereunder, keep such registration statement effective for a period of up to 120 days or, if earlier, until the distribution contemplated in the Registration Statement has been completed;

(b)	prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Act with respect to the disposition of all securities covered by such registration statement;

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(c)	furnish to the Holders such numbers of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Act, and such other documents as they may reasonably request in order to facilitate the disposition of Registrable Securities owned by them;

(d)	use all reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably requested by the Holders, provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions;

(e)	if the Initiating Holders have notified the Company of their desire to register American depositary shares, enter into a depositary agreement in customary form with the depositary selected by the Initiating Holders and enter into any other agreements and execute such documents (including, without limitation, a Registration Statement on Form F-6) as are customarily required to initiate such a “sponsored American Depositary Receipt program”;

(f)	in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter of such offering;

(g)	notify each Holder of Registrable Securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Act or the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing and promptly amend or supplement the registration statement to cure such defect;

(h)	provide a transfer agent and registrar for all Registrable Securities registered pursuant hereunder and a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration;

(i)	notify the Holders, (i) promptly after it shall receive notice thereof, of the date and time when a registration statement and each post-effective amendment thereto has become effective and (ii) of the initial filing of the registration statement with the SEC;

(j)	notify the Holders promptly of any request by the SEC for the amending or supplementing of a registration statement or prospectus or for additional information;

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(k)	advise the Holders, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the SEC suspending the effectiveness of a registration statement or the initiation or threatening of any proceedings for that purpose and promptly use its best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

(l)	provide such information as is required for any filings required to be made with the National Association of Securities Dealers, Inc;

(m)	otherwise use commercially reasonable efforts to comply with all applicable rules and regulations of the SEC, and make available to its Shareholders, as soon as reasonably practicable, an earning statement covering the period of at least 12 months, beginning with the first full calendar month after the effective date of a registration statement, which earning statement shall satisfy the provisions of Section 11 (a) of the Securities Act and Rule 158 thereunder;

(n)	use its best efforts to cooperate with the Holder in the disposition of the Registrable Securities covered by such registration statement, including without limitation in the case of an underwritten offering pursuant to Section 1.2 causing key executives of the Company and its subsidiaries to participate under the direction of the managing underwriter in a “road show” scheduled by such managing underwriter in such locations and of such duration as in the judgement of such managing underwriter believes to be appropriate for such underwritten offering;

(o)	use its best efforts to obtain all legal opinions, auditors’ consents and comfort letters and experts cooperation as may be required, including furnishing to each Holder of such Registrable Securities a signed counterpart, addressed or confirmed to such Holder, of (i) an opinion of counsel for the Company and (ii) a “cold comfort” letter signed by the independent public accountants who have certified the Company’s financial statements included in such registration statement, covering substantially the same matters as are customarily covered in opinions of issuer’s counsel and in accountants’ letters delivered to underwriters in underwritten public offerings of securities;

(p)	use its best efforts to list such Registrable Securities on each securities exchange on which any equity security of the Company is then listed, if such Registrable Securities are not already so listed; and

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(q)	in connection with the preparation and filing of each registration statement under the Securities Act, and before filing any such registration statement or any other document in connection therewith, give the Holders and their underwriters, if any, and their respective counsel and accountants, the opportunity to participate in the preparation of such registration statement, each prospectus included therein or filed with the SEC, each amendment thereof or supplement thereto and any related underwriting agreement or other document to be filed, and give each of the aforementioned persons such access to its books and records and such opportunities to discuss the business of the Company with its officers and the independent public accountants who have certified its financial statements as shall be necessary, in the opinion of such Holders, underwriters, counsel or accountants, to conduct a reasonable investigation within the meaning of the Securities Act.
1.6	Information From Holder. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 1 with respect to the Registrable Securities of any selling Holder that such Holder shall furnish to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as the Company may reasonably request in writing and which shall be required to effect the registration of such Holder’s Registrable Securities.

1.7	Underwriting Agreements. No Holders shall be required to make, and the Company shall use its best efforts to ensure that no underwriter requires any Holder to make, any representations and warranties to or agreements with any underwriter in a registration effected pursuant to Sections 1.2, 1.3 or 1.4 other than customary representations and warranties and agreements relating to such Holders title to Registrable Securities and authority to enter into the underwriting agreement and indemnities relating to information regarding such Holder and its intended method of distribution provided by such Holder in writing expressly for use in the registration statement; and the representations and warranties by, and the other agreements on the part of, the Company to and for the benefit of any underwriters shall also be made to and for the benefit of such holders of Registrable Securities.

1.8	Expenses of Registration. All expenses other than underwriting discounts and commissions incurred in connection with registrations, filings or qualifications pursuant to Sections 1.2, 1.3 and 1.4, including (without limitation) all registration, filing and qualification fees, printers’ and accounting fees, fees and disbursements of counsel for the Company and the reasonable fees and disbursements of one counsel for the Selling Holders shall be borne by the Company.

1.9	Conversion only Upon Consummation of Offering. No Holder shall be required by this Agreement to convert any Registrable Security except at the applicable closing or closings of an underwritten registered offering and except upon the sale of such Registrable Security in the case of other registered offerings.

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1.10	Indemnification. In the event any Registrable Securities are included in a registration statement under this Section 1:
(a)	In the event of any registration of any Registrable Securities under the Act pursuant to this Agreement, the Company will, and hereby does, indemnify and hold harmless each Investor and each seller of Registrable Securities, their respective partners, directors and officers, and each other Person, if any, who controls any such Investor or seller within the meaning of Section 15 of the Act (each such Person being referred to herein as a “Covered Person”), against any losses, claims, damages or liabilities, joint or several, to which such Covered Person may be or become subject under the Act, the Exchange Act, any other securities or other law of jurisdiction, common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of any material fact contained or incorporated by reference in any registration statement under the Act, any preliminary prospectus or final prospectus included therein, or any related summary, prospectus, or any amendment or supplement thereto, or any document incorporated by reference therein, or (ii) any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse such Covered Person for any legal or any other expenses incurred by it in connection with investigating or defending any such loss, claim, damage, liability, action or proceeding. The indemnities of the Company contained in this Section 1.10 shall remain in full force and effect regardless of any investigation made by or on behalf of such Covered Person and shall survive any transfer of Registrable Securities.

(b)	In the event of any registration of Registrable Securities pursuant to this Agreement, each selling Holder will, and hereby does, indemnify and hold harmless (in the same manner and to the same extent as set forth in Section 1.10 (a) hereof) the Company, each director of the Company, each officer of the Company who shall sign such registration statement and each other Person (other than such seller), if any, who controls the Company within the meaning of Section 15 of the Act, with respect to any statement in or omission from such registration statement, any preliminary prospectus or final prospectus included therein, or any amendment or supplement thereto, or any document incorporated therein, if such statement or omission was made in reliance upon and in conformity with written information regarding such Holder furnished to the Company by or on behalf of such Holder expressly for inclusion therein.

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(c)	Promptly after receipt by an indemnified party of notice of the commencement of any action or proceeding involving a claim of the type referred to in the foregoing provisions of this Section 1.10, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party, give written notice to each such indemnifying party of the commencement of such action; provided, however, that the failure of any indemnified party to give notice to such indemnifying party as provided herein shall not relieve such indemnifying party of its obligations under the foregoing provisions of this Section 1.10, except and solely to the extent that such indemnifying party is actually prejudiced by such failure to give notice. In case any such action is brought against an indemnified party, each indemnifying party will be entitled to participate in and to assume the defense thereof, jointly with any other indemnifying party similarly notified, to the extent that it may wish, with counsel reasonably satisfactory to such indemnified party (who shall not, except with the consent of the indemnified party, be counsel to such an indemnifying party), and after notice from an indemnifying party to such indemnified party of its election so to assume the defense thereof, such indemnifying party will not be liable to such indemnified party for any legal or other expenses. If, within a reasonable time after receipt of the notice, such indemnifying party shall not have elected to assume the defense of the action, such indemnifying party shall be responsible for any legal or other expenses incurred by such indemnified party in connection with the defense of the action, suit, investigation, inquiry or proceeding. No indemnifying party will consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

(d)	If the indemnification provided for in this Section 1.10 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, liability, claim, damage or expense referred to herein, then the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such loss, liability, claim, damage or expense in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the statements or omissions that resulted in such loss, liability, claim, damage or expense, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission.

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(e)	The liability of each Holder in respect of any indemnification or contribution obligation of such holder arising under this Section 1.10 shall not in any event exceed an amount equal to the net proceeds to such Holder (after deduction of all underwriters’ discounts and commissions and all other expenses paid by such Holder in connection with the registration in question) from the disposition of the Registrable Securities disposed of by such Holder pursuant to such registration.

(f)	The obligations of the Company and Holders under this Section 1.10 shall survive the completion of any offering of Registrable Securities in a registration statement under this Section 1, and otherwise.
1.11	Reports Under Securities Exchange Act of 1934. With a view to making available to the Holders the benefits of Rule 144 promulgated under the Act and any other rule or regulation of the SEC that may at any time permit a Holder to sell securities of the Company to the public without registration or pursuant to a registration on Form F-3, the Company agrees to:
(a)	make and keep public information available, as those terms are understood and defined in SEC Rule 144, at all times after the effective date of its Initial public offering;

(b)	file with the SEC in a timely manner all reports and other documents required of the Company under the Act and the 1934 Act; and

(c)	furnish to any Holder, so long as the Holder owns any Registrable Securities, forthwith upon request (i) a written statement by the Company that it has complied with the reporting requirements of SEC Rule 144 (at any time after ninety (90) days after the effective date of the first registration statement filed by the Company), the Act and the 1934 Act (at any time after it has become subject to such reporting requirements), or that it qualifies as a registrant whose securities may be resold pursuant to Form F-3 (at any time after it so qualifies), (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company, and (iii) such other information as may be reasonably requested in availing any Holder of any rule or regulation of the SEC that permits the selling of any such securities without registration or pursuant to such form.

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1.12	Assignment of Registration Rights. The rights to cause the Company to register Registrable Securities pursuant to this Section 1 may be assigned (but only with all related obligations) by a Holder to a transferee or assignee of such securities that (i) is the Holder’s subsidiary, holding company or subsidiary of such holding company, or (ii) after such assignment or transfer, holds at least 500,000 shares of Registrable Securities (subject to appropriate adjustment for share splits, stock dividends, combinations and other recapitalizations), provided: (a) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the securities with respect to which such registration rights are being assigned; and (b) such transferee or assignee agrees in writing to be bound by and subject to the terms and conditions of this Agreement, including without limitation the provisions of Section 1.14 below.

1.13	Limitations on Subsequent Registration Rights. From and after the date of this Agreement, the Company shall not, without the prior written consent of the Holders of a majority of the Registrable Securities, enter into any agreement with any holder or prospective holder of any securities of the Company that would allow such holder or prospective holder (a) to include such securities in any registration filed under Section 1.3 hereof, unless under the terms of such agreement, such holder or prospective holder may include such securities in any such registration only to the extent that the inclusion of such securities will not reduce the amount of the Registrable Securities of the Holders that are included or (b) to demand registration of their securities.

1.14	“Market Stand-Off” Agreement. If requested by the Company and an underwriter of ordinary shares (or other securities) of the Company, a shareholder shall not sell or otherwise transfer or dispose of any ordinary shares (or other securities) of the Company held by such shareholder (other than those included in the registration) during the 180-day period following the effective date of a registration statement of the Company filed under the Act, provided that:
(a)	such agreement shall only apply to the first such registration statement of the Company, including securities to be sold on its behalf to the public in an underwritten offering; and

(b)	all officers and directors of the Company and all holders of at least one percent (1) of the Company’s voting securities are bound by and have entered into similar agreements. The Company may impose stop-transfer instructions with respect to the Shares (or other securities) subject to the foregoing restriction until the end of the said 180-day period.

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1.15	Termination of Registration Rights
(a)	Except as set forth in paragraph (b) no Holder shall be entitled to exercise any right provided for in this Section 1 following the time at which all Registrable Securities held by such Holder (and any affiliate of the Holder with whom such Holder must aggregate its sales under Rule 144) can be sold in any three (3)-month period without registration in compliance with Rule 144 of the Act.

(b)	The provisions of sub-paragraph (a) above shall not apply to any Holder who owns more than 5% of the Company’s outstanding Shares until the earlier of (i) such time as such Holder owns less than 5% of the Company’s outstanding Shares.
1.16	Future Changes in Registration Requirements
If the registration requirements under the Act are amended or eliminated to accommodate a “Company registration” or similar approach, this Agreement shall be deemed amended to the extent necessary to reflect such changes and the intent of the parties hereto with respect to the benefits and obligations of the parties, and in such connection, the Company shall use reasonable efforts to provide Holders of Registrable Securities equivalent benefits to those provided under this Agreement.
1.17	Reorganizations
If the Company engages in any reorganization or restructuring or other transaction (including without limitation a transaction effected primarily to change its jurisdiction of organization) in which the Company or its successor or assignee is a wholly owned subsidiary of another entity, then as a condition to such transaction, the Company shall ensure that the ultimate parent entity assumes all of the Company’s obligations hereunder as if it were the Company.
2.	Miscellaneous
2.1	Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties (including transferees of any shares of Registrable Securities). Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

2.2	Governing Law. This Agreement shall be governed by and construed under the laws of New York.

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2.3	Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

2.4	Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

2.5	Notices. All notices and other communications required or permitted under to this Agreement must be in writing and will be deemed given if sent by personal delivery, faxed with electronic confirmation of delivery, internationally-recognized express courier or registered or certified mail (return receipt requested), postage prepaid, to the parties at the following addresses (or at such other address for a party as will be specified by like notice):
If to the Investor:
Mr. Zhenwei Lu
China Biotech Holdings Ltd.
5F, B&H Plaza
27 Industry Ave. Shekou, Shenzhen 518067
Guangdong Province, China
If to the Company:
Mr. Qian Xu
China Technology Development Group Corporation
Room 2413-18, Shui On Centre
8 Harbour Road
Hong Kong Special Administrative Region, China
All such notices and other communications will be deemed to have been received (a) in the case of personal delivery, on the date of such delivery, (b) in the case of a fax, when the party sending such fax has received electronic confirmation of its delivery, (c) in the case of delivery by internationally-recognized express courier, on the business day following dispatch and (d) in the case of mailing, on the fifth business day following mailing.
2.6	Entire Agreement: Amendments and Waivers. This Agreement (including the Exhibits hereto, if any) constitutes the full and entire understanding and agreement among the parties with regard to the subjects hereof and thereof. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the holders of 75% of the Registrable Securities. Any amendment or waiver effected in accordance with this paragraph shall be binding upon each holder of any Registrable Securities each future holder of all such Registrable Securities, and the Company.

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2.7	Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

2.8	Aggregation of Shares. All shares of Registrable Securities held or acquired by affiliated entities or persons shall be aggregated together for the purpose of determining the availability of any rights under this Agreement.
IN WITNESS WHEREOF, the parties have executed this Agreement as a deed as of the date first above written.

SIGNED by	)
)
for and on behalf of	)
CHINA TECHNOLOGY	)
DEVELOPMENT GROUP	)
CORPORATION	)
in the presence of:	)

SIGNED by	)
)
for and on behalf of	)
CHINA BIOTECH HOLDINGS LTD.	)
in the presence of:	)

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Dated November 27, 2006
China Technology Development Group Corporation (the “Company”)
and
Eastern Ceremony Group Limited (the “Investor”)

Registration Rights Agreement

Baker & McKenzie
14/F, Hutchison House
10 Harcourt Road
Hong Kong Special Administrative Region

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THIS REGISTRATION RIGHTS AGREEMENT is made as of the November 27, 2006
BETWEEN:
(1)	China Technology Development Group Corporation (the “Company”), a company incorporated under the laws of the British Virgin Islands whose registered address is P.O. Box 71, Craigmuir Chambers, Road Tower, Tortola, British Virgin Islands; and
(2)	Eastern Ceremony Group Limited, a company incorporated under the laws of the British Virgin Islands whose registered address is at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (the “Investor”).
RECITALS:
WHEREAS, the shares of the Company, par value US$0.01 per share (“Shares”), are listed for trading on The Nasdaq Stock Market, Inc.;
WHEREAS, the Company wishes to issue a total of 500,000 new Shares (“Subscription Shares”) and 500,000 warrants (“Warrants”) for the purchase of Shares (“Warrant Shares”) to the Investor, and the Investor wishes to subscribe for such Subscription Shares and Warrants (collectively, “Subscription Securities”);
WHEREAS, the Company and the Investor have entered into a Subscription Agreement on November 27, 2006 (the “Subscription Agreement”) for subscription of the Subscription Securities;
WHEREAS, in order to induce the Company to issue the Subscription Securities to the Investor and to induce the Investor to subscribe for the Subscription Securities, subject to the terms and conditions of the Subscription Agreement, the Investor and the Company hereby agree that this Agreement shall govern the rights of the Investor to cause the Company to register the Subscription Shares issued or Shares issuable to the Investor upon the exercise of the Warrants and certain other matters as set forth herein.
NOW, THEREFORE, THE PARTIES HEREBY AGREE AS FOLLOWS:
1.	Registration Rights. The Company covenants and agrees as follows:
1.1	Definitions. For purposes of this agreement:
(a)	The term “Act” means the U.S. Securities Act of 1933, as amended.

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(b)	An “affiliate” of, or person “affiliated” with, a specified person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified. A person shall be deemed to control another person if such first person possesses directly and indirectly the power to direct, or cause the direction of, the management and policies of the second person, whether through the ownership of voting securities, by contract or otherwise.

(c)	The term “Form F-3” mean such form under the Act as in effect on the date hereof or any successor forms.

(d)	The term “Holder” means any person owning or having the right to acquire Registrable Securities or any assignee thereof in accordance with Section 1.12 hereof.

(e)	The term “1934 Act” means the U.S. Securities Exchange Act of 1934, as amended.

(f)	“Placing Agency Agreement” means the placing agency agreement, dated November 27, 2006, by and among Beijing Holdings Limited, China Internet Technology Company Limited, CMEC Ceramics Holdings Limited and Perfect Capital Holdings Limited as vendors of 4,250,000 Shares (“Placing Sale Shares”), and China Merchants Securities (HK) Co. Ltd. (“Placing Agent”), in respect of the placing of the Placing Sale Shares.

(g)	The term “register,” “registered,” and “registration” refer to a registration effected by preparing and filing a registration statement or similar document in compliance with the Act, and the declaration or ordering of effectiveness of such registration statement or document.

(h)	The term “Registrable Securities” means (i) the Subscription Shares held by the Investor or its permitted Transferee (it being understood that for purposes of this Agreement, a Person will be deemed to be a holder of Registrable Securities whenever such Person has the right to then acquire or obtain from the Company any Registrable Securities, whether or not such acquisition has actually been effected); (ii) the Shares issuable to the Investor upon the exercise of the Warrants; (iii) any Shares issued or issuable with respect to any such Shares described in clause (i) above by way of a share dividend or share split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization; (iv) the SPA Sale Shares acquired by the China Biotech Holdings Limited pursuant to the Share Sale and Purchase Agreement; (v) the Placing Sale Shares acquired by the Investor and Harvest Smart Overseas Limited through the Placing Agent pursuant to the Placing Agency Agreement; and (vi) any additional Company securities that are

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granted registration rights from time to time in accordance with the terms of this Agreement; provided, however, that notwithstanding anything to the contrary contained herein, “Registrable Securities” shall not at any time include any securities (A) registered and sold pursuant to the Securities Act, (B) sold to the public pursuant to Rule 144 under the Securities Act (“Rule 144”) or (C) which could then be sold in their entirety pursuant to Rule 144(k) under the Securities Act.
(i)	“Share Sale and Purchase Agreement” means the agreement, dated November 27, 2006, by and between Beijing Holdings Limited and China Biotech Holdings Limited for the sale and purchase of 2,000,000 Shares of the Company.

(j)	The term “SEC” means the U.S. Securities and Exchange Commission or any other federal agency at the time administering the Act.
1.2	Request for Registration
(a)	Subject to the conditions of this Section 1.2, if the Company shall receive at any time after one year after the date of this Agreement a written request from the Holders of at least 500,000 Shares of the Registrable Securities then outstanding (the “Initiating Holders”) that the Company file a registration statement under the Act covering the registration of the entire amount of the Registrable Securities held by the Initiating Holders, then the Company shall, within 20 days of the receipt thereof, give written notice of such request to all Holders, and subject to the limitations of this Section 1.2, use all reasonable efforts to effect, as soon as practicable, the registration under the Act of all Registrable Securities that the Holders request to be registered in a written request received by the Company within 20 days of the mailing of the Company’s notice pursuant to this Section 1.2(a). Holders requesting registration of Registrable Securities in response to the Company’s notice given pursuant to this Section 1.2 (a) are herein referred to as “Participating Holders”.

(b)	If the Initiating Holders intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to this Section 1.2 and the Company shall include such information in the written notice referred to in Section 1.2(a). In such event the right of any Holder to include its Registrable Securities in such registration shall be conditioned upon such Holder’s participation in such underwriting and the inclusion of such Holder’s Registrable Securities in the underwriting (unless otherwise mutually agreed by a majority in interest of the Participating Holders and such Holder) to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting

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by a majority in interest of the Participating Holders which underwriters are reasonably acceptable to the Company. Notwithstanding any other provision of this Section 1.2, if the underwriter advises the Company that marketing factors require a limitation of the number of securities underwritten (including Registrable Securities), then the Company shall so advise all Holders of Registrable Securities that would otherwise be underwritten pursuant hereto, and the number of shares that may be included in the underwriting shall be allocated to the Holders of such Registrable Securities on a pro rata basis based on the number of Registrable Securities held by all such Holders (including the Initiating Holders). Any Registrable Securities excluded or withdrawn from such underwriting shall be withdrawn from the registration. The Registrable Securities to be excluded or withdrawn shall be determined in the following sequence: (i) securities held by any persons other than the Holders, including persons having a contractual, incidental “piggy back” right to include such securities in the registration statement, (ii) securities sought to be registered by the Company, and (iii) Registrable Securities held by the Holders.
(c)	The Company shall not be required to effect a registration pursuant to this Section 1.2:
(i)	in any particular jurisdiction in which the Company would be required to execute a general consent to service of process in effecting such registration, unless the Company is already subject to service in such jurisdiction and except as may be required under the Act; or

(ii)	after the Company has effected 2 registrations pursuant to this Section 1.2, and such registrations have been declared or ordered effective and remained effective for the period required by section 1.5 (a); or

(iii)	if the Company shall furnish to Holders requesting a registration statement pursuant to this Section 1.2 a certificate signed by the Company’s Chief Executive Officer or Chairman of the Board stating that in the good faith judgment of the Board of Directors of the Company, it would be seriously detrimental to the Company and its shareholders for such registration statement to be effected at such time as a result of requiring a disclosure that would cause a material adverse affect on any plan or agreement with respect to any financing, acquisition, or other material transaction, in which event the Company shall have the right to defer such filing for a period of not more than 120 days after receipt of the request of the Initiating Holders, provided that such right to delay a request shall be exercised by the Company not more than once in any 12-month period.

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1.3	Piggy Back Registration
(a)	If (but without any obligation to do so) the Company proposes to register (including for this purpose a registration effected by the Company for shareholders other than the Holders) any of its Shares or other securities under the Act (other than a registration relating solely to the sale of securities to participants in a Company share option plan, a registration relating to a corporate reorganization or other transaction under Rule 145 of the Act), the Company shall, at such time, promptly give each Holder written notice of such registration. Upon the written request of each Holder given within 20 days after mailing of such notice by the Company in accordance with Section 2.5, the Company shall, subject to the provisions of Section 1.3(c), use all reasonable efforts to cause to be registered under the Act all of the Registrable Securities that each such Holder has requested to be registered.

(b)	Right to Terminate Registration. The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 1.3 prior to the effectiveness of such registration whether or not any Holder has elected to include securities in such registration. The expenses of such withdrawn registration shall be borne by the Company in accordance with Section 1.8 hereof.

(c)	Underwriting Requirements. In connection with any offering involving an underwriting of shares of the Company’s capital stock, the Company shall not be required under this Section 1.3 to include any of the Holders’ securities in such underwriting unless they accept the terms of the underwriting as agreed upon between the Company and the underwriters selected by it (or by other persons entitled to select the underwriters) and enter into an underwriting agreement in customary form with an underwriter or underwriters selected by the Company, and then only in such quantity as the underwriters determine in their sole discretion will not jeopardize the success of the offering by the Company. If the total amount of securities, including Registrable Securities, requested by shareholders to be included in such offering exceeds the amount of securities sold other than by the Company that the underwriters determine in their sole discretion is compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including Registrable Securities, that the underwriters determine in their sole discretion will not jeopardize the success of the offering (the securities so included to be apportioned pro rata among the selling Holders according to the total amount of securities entitled to be included therein owned by each selling Holder or in such other proportions as shall mutually be agreed to by such selling Holders), but in no event shall the amount of securities of the selling Holders included in the offering be reduced below twenty percent (20%) of the total amount of securities included in such offering, unless such offering is the initial public offering of the Company’s securities, in which case the selling Holders may be excluded if the underwriters make the determination described above and no other shareholder’s

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securities are included. For purposes of the preceding parenthetical concerning apportionment, for any selling shareholder that is a Holder of Registrable Securities and that is a partnership or corporation, the partners, retired partners and shareholders of such Holder, or the estates and family members of any such partners and retired partners and any trusts for the benefit of any of the foregoing persons shall be deemed to be a single “selling Holder,” and any pro rata reduction with respect to such “selling Holder” shall be based upon the aggregate amount of Registrable Securities owned by all such related entities and individuals.
1.4	Form F-3 Registration. The Company will be eligible to file a registration statement on Form F-3 once it has made the filing with the SEC of its Annual Report on Form 20-F for fiscal year 2006, assuming such filing is made on a timely basis. At any time after it becomes eligible to file a registration statement on Form F-3, the Holders of Registrable Securities may, subject to certain terms and conditions, require the Company to file a registration statement on Form F-3. In case the Company shall receive from the Holders of Registrable Securities a written request or requests that the Company effect a registration on Form F-3 and any related qualification or compliance with respect to all or a part of the Registrable Securities owned by such Holder or Holders, the Company shall:
(a)	promptly give written notice of the proposed registration, and any related qualification or compliance, to all other Holders;

(b)	use all reasonable efforts to effect, as soon as practicable, such registration and all such qualifications and compliances as may be so requested and as would permit or facilitate the sale and distribution of all or such portion of such Holders’ Registrable Securities as are specified in such request, together with all or such portion of the Registrable Securities of any other Holders joining in such request as are specified in a written request given within 15 days after receipt of such written notice from the Company, provided, however, that the Company shall not be obligated to effect any such registration, qualification or compliance, pursuant to this section 1.4:
(i)	if Form F-3 is not available for such offering by the Holders;

(ii)	if the Holders, together with the holders of any other securities of the Company entitled to inclusion in such registration, propose to sell Registrable Securities and such other securities (if any) at an expected aggregate price to the public (net of any underwriters’ discounts or commissions) of less than U.S.$1,000,000;

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(iii)	if the Company shall furnish to the Holders a certificate signed by the Chief Executive Officer or Chairman of the Board of the Company stating that in the good faith judgment of the Board of Directors of the Company, it would be seriously detrimental to the Company and its shareholders for such Form F-3 Registration to be effected at such time as a result of requiring a disclosure that would cause a material adverse affect on any plan or agreement with respect to any financing, acquisition, or other material transaction, in which event the Company shall have the right to defer the filing of the Form F-3 registration statement for a period of not more than 120 days after receipt of the request of the Holder or Holders under this Section 1.4; provided, however, that the Company shall not utilize this right more than once in any twelve month period;

(iv)	if the Company has, within the twelve (12) month period preceding the date of such request, already effected one registration on Form F-3 for the Holders pursuant to this Section 1.4; or

(v)	in any particular jurisdiction in which the Company would be required to qualify to do business or to execute a general consent to service of process in effecting such registration, qualification or compliance;
(c)	subject to the foregoing, the Company shall file a registration statement covering the Registrable Securities and other securities so requested to be registered as soon as practicable after receipt of the request or requests of the Holders. Registrations effected pursuant to this Section 1.4 shall not be counted as requests for registration effected pursuant to Sections 1.2.
1.5	Obligations of the Company. Whenever required under this Section 1 to effect the registration of any Registrable Securities, the Company shall, as expeditiously as reasonably possible:
(a)	prepare and file with the SEC a registration statement with respect to such Registrable Securities (and in any event within 60 days in the case of a registration effected pursuant to section 1.2 and within 20 days in the case of a registration effected pursuant to section 1.4) and use all reasonable efforts to cause such registration statement to become effective, and, upon the request of the Holders of a majority of the Registrable Securities registered thereunder, keep such registration statement effective for a period of up to 120 days or, if earlier, until the distribution contemplated in the Registration Statement has been completed;

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(b)	prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Act with respect to the disposition of all securities covered by such registration statement;

(c)	furnish to the Holders such numbers of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Act, and such other documents as they may reasonably request in order to facilitate the disposition of Registrable Securities owned by them;

(d)	use all reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably requested by the Holders, provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions;

(e)	if the Initiating Holders have notified the Company of their desire to register American depositary shares, enter into a depositary agreement in customary form with the depositary selected by the Initiating Holders and enter into any other agreements and execute such documents (including, without limitation, a Registration Statement on Form F-6) as are customarily required to initiate such a “sponsored American Depositary Receipt program”;

(f)	in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter of such offering;

(g)	notify each Holder of Registrable Securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Act or the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing and promptly amend or supplement the registration statement to cure such defect;

(h)	provide a transfer agent and registrar for all Registrable Securities registered pursuant hereunder and a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration;

(i)	notify the Holders, (i) promptly after it shall receive notice thereof, of the date and time when a registration statement and each post-effective amendment thereto has become effective and (ii) of the initial filing of the registration statement with the SEC;

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(j)	notify the Holders promptly of any request by the SEC for the amending or supplementing of a registration statement or prospectus or for additional information;

(k)	advise the Holders, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the SEC suspending the effectiveness of a registration statement or the initiation or threatening of any proceedings for that purpose and promptly use its best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

(l)	provide such information as is required for any filings required to be made with the National Association of Securities Dealers, Inc;

(m)	otherwise use commercially reasonable efforts to comply with all applicable rules and regulations of the SEC, and make available to its Shareholders, as soon as reasonably practicable, an earning statement covering the period of at least 12 months, beginning with the first full calendar month after the effective date of a registration statement, which earning statement shall satisfy the provisions of Section 11 (a) of the Securities Act and Rule 158 thereunder;

(n)	use its best efforts to cooperate with the Holder in the disposition of the Registrable Securities covered by such registration statement, including without limitation in the case of an underwritten offering pursuant to Section 1.2 causing key executives of the Company and its subsidiaries to participate under the direction of the managing underwriter in a “road show” scheduled by such managing underwriter in such locations and of such duration as in the judgement of such managing underwriter believes to be appropriate for such underwritten offering;

(o)	use its best efforts to obtain all legal opinions, auditors’ consents and comfort letters and experts cooperation as may be required, including furnishing to each Holder of such Registrable Securities a signed counterpart, addressed or confirmed to such Holder, of (i) an opinion of counsel for the Company and (ii) a “cold comfort” letter signed by the independent public accountants who have certified the Company’s financial statements included in such registration statement, covering substantially the same matters as are customarily covered in opinions of issuer’s counsel and in accountants’ letters delivered to underwriters in underwritten public offerings of securities;

(p)	use its best efforts to list such Registrable Securities on each securities exchange on which any equity security of the Company is then listed, if such Registrable Securities are not already so listed; and

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(q)	in connection with the preparation and filing of each registration statement under the Securities Act, and before filing any such registration statement or any other document in connection therewith, give the Holders and their underwriters, if any, and their respective counsel and accountants, the opportunity to participate in the preparation of such registration statement, each prospectus included therein or filed with the SEC, each amendment thereof or supplement thereto and any related underwriting agreement or other document to be filed, and give each of the aforementioned persons such access to its books and records and such opportunities to discuss the business of the Company with its officers and the independent public accountants who have certified its financial statements as shall be necessary, in the opinion of such Holders, underwriters, counsel or accountants, to conduct a reasonable investigation within the meaning of the Securities Act.
1.6	Information From Holder. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 1 with respect to the Registrable Securities of any selling Holder that such Holder shall furnish to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as the Company may reasonably request in writing and which shall be required to effect the registration of such Holder’s Registrable Securities.

1.7	Underwriting Agreements. No Holders shall be required to make, and the Company shall use its best efforts to ensure that no underwriter requires any Holder to make, any representations and warranties to or agreements with any underwriter in a registration effected pursuant to Sections 1.2, 1.3 or 1.4 other than customary representations and warranties and agreements relating to such Holders title to Registrable Securities and authority to enter into the underwriting agreement and indemnities relating to information regarding such Holder and its intended method of distribution provided by such Holder in writing expressly for use in the registration statement; and the representations and warranties by, and the other agreements on the part of, the Company to and for the benefit of any underwriters shall also be made to and for the benefit of such holders of Registrable Securities.

1.8	Expenses of Registration. All expenses other than underwriting discounts and commissions incurred in connection with registrations, filings or qualifications pursuant to Sections 1.2, 1.3 and 1.4, including (without limitation) all registration, filing and qualification fees, printers’ and accounting fees, fees and disbursements of counsel for the Company and the reasonable fees and disbursements of one counsel for the Selling Holders shall be borne by the Company.

1.9	Conversion only Upon Consummation of Offering. No Holder shall be required by this Agreement to convert any Registrable Security except at the applicable closing or closings of an underwritten registered offering and except upon the sale of such Registrable Security in the case of other registered offerings.

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1.10	Indemnification. In the event any Registrable Securities are included in a registration statement under this Section 1:
(a)	In the event of any registration of any Registrable Securities under the Act pursuant to this Agreement, the Company will, and hereby does, indemnify and hold harmless each Investor and each seller of Registrable Securities, their respective partners, directors and officers, and each other Person, if any, who controls any such Investor or seller within the meaning of Section 15 of the Act (each such Person being referred to herein as a “Covered Person”), against any losses, claims, damages or liabilities, joint or several, to which such Covered Person may be or become subject under the Act, the Exchange Act, any other securities or other law of jurisdiction, common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of any material fact contained or incorporated by reference in any registration statement under the Act, any preliminary prospectus or final prospectus included therein, or any related summary, prospectus, or any amendment or supplement thereto, or any document incorporated by reference therein, or (ii) any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse such Covered Person for any legal or any other expenses incurred by it in connection with investigating or defending any such loss, claim, damage, liability, action or proceeding. The indemnities of the Company contained in this Section 1.10 shall remain in full force and effect regardless of any investigation made by or on behalf of such Covered Person and shall survive any transfer of Registrable Securities.

(b)	In the event of any registration of Registrable Securities pursuant to this Agreement, each selling Holder will, and hereby does, indemnify and hold harmless (in the same manner and to the same extent as set forth in Section 1.10 (a) hereof) the Company, each director of the Company, each officer of the Company who shall sign such registration statement and each other Person (other than such seller), if any, who controls the Company within the meaning of Section 15 of the Act, with respect to any statement in or omission from such registration statement, any preliminary prospectus or final prospectus included therein, or any amendment or supplement thereto, or any document incorporated therein, if such statement or omission was made in reliance upon and in conformity with written information regarding such Holder furnished to the Company by or on behalf of such Holder expressly for inclusion therein.

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(c)	Promptly after receipt by an indemnified party of notice of the commencement of any action or proceeding involving a claim of the type referred to in the foregoing provisions of this Section 1.10, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party, give written notice to each such indemnifying party of the commencement of such action; provided, however, that the failure of any indemnified party to give notice to such indemnifying party as provided herein shall not relieve such indemnifying party of its obligations under the foregoing provisions of this Section 1.10, except and solely to the extent that such indemnifying party is actually prejudiced by such failure to give notice. In case any such action is brought against an indemnified party, each indemnifying party will be entitled to participate in and to assume the defense thereof, jointly with any other indemnifying party similarly notified, to the extent that it may wish, with counsel reasonably satisfactory to such indemnified party (who shall not, except with the consent of the indemnified party, be counsel to such an indemnifying party), and after notice from an indemnifying party to such indemnified party of its election so to assume the defense thereof, such indemnifying party will not be liable to such indemnified party for any legal or other expenses. If, within a reasonable time after receipt of the notice, such indemnifying party shall not have elected to assume the defense of the action, such indemnifying party shall be responsible for any legal or other expenses incurred by such indemnified party in connection with the defense of the action, suit, investigation, inquiry or proceeding. No indemnifying party will consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

(d)	If the indemnification provided for in this Section 1.10 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, liability, claim, damage or expense referred to herein, then the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such loss, liability, claim, damage or expense in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the statements or omissions that resulted in such loss, liability, claim, damage or expense, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission.

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(e)	The liability of each Holder in respect of any indemnification or contribution obligation of such holder arising under this Section 1.10 shall not in any event exceed an amount equal to the net proceeds to such Holder (after deduction of all underwriters’ discounts and commissions and all other expenses paid by such Holder in connection with the registration in question) from the disposition of the Registrable Securities disposed of by such Holder pursuant to such registration.

(f)	The obligations of the Company and Holders under this Section 1.10 shall survive the completion of any offering of Registrable Securities in a registration statement under this Section 1, and otherwise.
1.11	Reports Under Securities Exchange Act of 1934. With a view to making available to the Holders the benefits of Rule 144 promulgated under the Act and any other rule or regulation of the SEC that may at any time permit a Holder to sell securities of the Company to the public without registration or pursuant to a registration on Form F-3, the Company agrees to:
(a)	make and keep public information available, as those terms are understood and defined in SEC Rule 144, at all times after the effective date of its Initial public offering;

(b)	file with the SEC in a timely manner all reports and other documents required of the Company under the Act and the 1934 Act; and

(c)	furnish to any Holder, so long as the Holder owns any Registrable Securities, forthwith upon request (i) a written statement by the Company that it has complied with the reporting requirements of SEC Rule 144 (at any time after ninety (90) days after the effective date of the first registration statement filed by the Company), the Act and the 1934 Act (at any time after it has become subject to such reporting requirements), or that it qualifies as a registrant whose securities may be resold pursuant to Form F-3 (at any time after it so qualifies), (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company, and (iii) such other information as may be reasonably requested in availing any Holder of any rule or regulation of the SEC that permits the selling of any such securities without registration or pursuant to such form.
1.12	Assignment of Registration Rights. The rights to cause the Company to register Registrable Securities pursuant to this Section 1 may be assigned (but only with all related obligations) by a Holder to a transferee or assignee of such securities that (i) is the Holder’s subsidiary, holding company or subsidiary of such holding company, or (ii) after such assignment or transfer, holds at least 500,000 shares of Registrable Securities (subject to appropriate adjustment for share splits, stock dividends, combinations and other

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recapitalizations), provided: (a) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the securities with respect to which such registration rights are being assigned; and (b) such transferee or assignee agrees in writing to be bound by and subject to the terms and conditions of this Agreement, including without limitation the provisions of Section 1.14 below.
1.13	Limitations on Subsequent Registration Rights. From and after the date of this Agreement, the Company shall not, without the prior written consent of the Holders of a majority of the Registrable Securities, enter into any agreement with any holder or prospective holder of any securities of the Company that would allow such holder or prospective holder (a) to include such securities in any registration filed under Section 1.3 hereof, unless under the terms of such agreement, such holder or prospective holder may include such securities in any such registration only to the extent that the inclusion of such securities will not reduce the amount of the Registrable Securities of the Holders that are included or (b) to demand registration of their securities.

1.14	“Market Stand-Off” Agreement. If requested by the Company and an underwriter of ordinary shares (or other securities) of the Company, a shareholder shall not sell or otherwise transfer or dispose of any ordinary shares (or other securities) of the Company held by such shareholder (other than those included in the registration) during the 180-day period following the effective date of a registration statement of the Company filed under the Act, provided that:
(a)	such agreement shall only apply to the first such registration statement of the Company, including securities to be sold on its behalf to the public in an underwritten offering; and

(b)	all officers and directors of the Company and all holders of at least one percent (1) of the Company’s voting securities are bound by and have entered into similar agreements. The Company may impose stop-transfer instructions with respect to the Shares (or other securities) subject to the foregoing restriction until the end of the said 180-day period.
1.15	Termination of Registration Rights
(a)	Except as set forth in paragraph (b) no Holder shall be entitled to exercise any right provided for in this Section 1 following the time at which all Registrable Securities held by such Holder (and any affiliate of the Holder with whom such Holder must aggregate its sales under Rule 144) can be sold in any three (3)-month period without registration in compliance with Rule 144 of the Act.

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(b)	The provisions of sub-paragraph (a) above shall not apply to any Holder who owns more than 5% of the Company’s outstanding Shares until the earlier of (i) such time as such Holder owns less than 5% of the Company’s outstanding Shares.
1.16	Future Changes in Registration Requirements
If the registration requirements under the Act are amended or eliminated to accommodate a “Company registration” or similar approach, this Agreement shall be deemed amended to the extent necessary to reflect such changes and the intent of the parties hereto with respect to the benefits and obligations of the parties, and in such connection, the Company shall use reasonable efforts to provide Holders of Registrable Securities equivalent benefits to those provided under this Agreement.
1.17	Reorganizations
If the Company engages in any reorganization or restructuring or other transaction (including without limitation a transaction effected primarily to change its jurisdiction of organization) in which the Company or its successor or assignee is a wholly owned subsidiary of another entity, then as a condition to such transaction, the Company shall ensure that the ultimate parent entity assumes all of the Company’s obligations hereunder as if it were the Company.
2.	Miscellaneous
2.1	Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties (including transferees of any shares of Registrable Securities). Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

2.2	Governing Law. This Agreement shall be governed by and construed under the laws of New York.

2.3	Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

2.4	Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

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2.5	Notices. All notices and other communications required or permitted under to this Agreement must be in writing and will be deemed given if sent by personal delivery, faxed with electronic confirmation of delivery, internationally-recognized express courier or registered or certified mail (return receipt requested), postage prepaid, to the parties at the following addresses (or at such other address for a party as will be specified by like notice):
If to the Investor:
Mr. Chiu Tung Ping
Eastern Ceremony Group Limited
Flat E, 14/F, Block 34, Laguna City
Kowloon
Hong Kong Special Administrative Region, China
If to the Company:
Mr. Qian Xu
China Technology Development Group Corporation
Room 2413-18, Shui On Centre
8 Harbour Road
Hong Kong Special Administrative Region, China
All such notices and other communications will be deemed to have been received (a) in the case of personal delivery, on the date of such delivery, (b) in the case of a fax, when the party sending such fax has received electronic confirmation of its delivery, (c) in the case of delivery by internationally-recognized express courier, on the business day following dispatch and (d) in the case of mailing, on the fifth business day following mailing.
2.6	Entire Agreement: Amendments and Waivers. This Agreement (including the Exhibits hereto, if any) constitutes the full and entire understanding and agreement among the parties with regard to the subjects hereof and thereof. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the holders of 75% of the Registrable Securities. Any amendment or waiver effected in accordance with this paragraph shall be binding upon each holder of any Registrable Securities each future holder of all such Registrable Securities, and the Company.

2.7	Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

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2.8	Aggregation of Shares. All shares of Registrable Securities held or acquired by affiliated entities or persons shall be aggregated together for the purpose of determining the availability of any rights under this Agreement.
IN WITNESS WHEREOF, the parties have executed this Agreement as a deed as of the date first above written.

SIGNED by	)
)
for and on behalf of	)
CHINA TECHNOLOGY	)
DEVELOPMENT GROUP	)
CORPORATION	)
in the presence of:	)

SIGNED by	)
)
for and on behalf of	)
EASTERN CEREMONY GROUP	)
LIMITED	)
in the presence of:	)

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Dated November 27, 2006
China Technology Development Group Corporation (the “Company”)
and
Harvest Smart Overseas Limited (the “Investor”)

Registration Rights Agreement

Baker & McKenzie
14/F, Hutchison House
10 Harcourt Road
Hong Kong Special Administrative Region

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THIS REGISTRATION RIGHTS AGREEMENT is made as of the November 27, 2006
BETWEEN:
(1)	China Technology Development Group Corporation (the “Company”), a company incorporated under the laws of the British Virgin Islands whose registered address is P.O. Box 71, Craigmuir Chambers, Road Tower, Tortola, British Virgin Islands; and

(2)	Harvest Smart Overseas Limited, a company incorporated under the laws of the British Virgin Islands whose registered address is at Plam Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands (the “Investor”).
RECITALS:
WHEREAS, the shares of the Company, par value US$0.01 per share (“Shares”), are listed for trading on The Nasdaq Stock Market, Inc.;
WHEREAS, the Company wishes to issue a total of 500,000 new Shares (“Subscription Shares”) and 500,000 warrants (“Warrants”) for the purchase of Shares (“Warrant Shares”) to the Investor, and the Investor wishes to subscribe for such Subscription Shares and Warrants (collectively, “Subscription Securities”);
WHEREAS, the Company and the Investor have entered into a Subscription Agreement on November 27, 2006 (the “Subscription Agreement”) for subscription of the Subscription Securities;
WHEREAS, in order to induce the Company to issue the Subscription Securities to the Investor and to induce the Investor to subscribe for the Subscription Securities, subject to the terms and conditions of the Subscription Agreement, the Investor and the Company hereby agree that this Agreement shall govern the rights of the Investor to cause the Company to register the Subscription Shares issued or Shares issuable to the Investor upon the exercise of the Warrants and certain other matters as set forth herein.
NOW, THEREFORE, THE PARTIES HEREBY AGREE AS FOLLOWS:
1.	Registration Rights. The Company covenants and agrees as follows:
1.1	Definitions. For purposes of this agreement:
(a)	The term “Act” means the U.S. Securities Act of 1933, as amended.

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(b)	An “affiliate” of, or person “affiliated” with, a specified person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified. A person shall be deemed to control another person if such first person possesses directly and indirectly the power to direct, or cause the direction of, the management and policies of the second person, whether through the ownership of voting securities, by contract or otherwise.

(c)	The term “Form F-3” mean such form under the Act as in effect on the date hereof or any successor forms.

(d)	The term “Holder” means any person owning or having the right to acquire Registrable Securities or any assignee thereof in accordance with Section 1.12 hereof.

(e)	The term “1934 Act” means the U.S. Securities Exchange Act of 1934, as amended.

(f)	“Placing Agency Agreement” means the placing agency agreement, dated November 27, 2006, by and among Beijing Holdings Limited, China Internet Technology Company Limited, CMEC Ceramics Holdings Limited and Perfect Capital Holdings Limited as vendors of 4,250,000 Shares (“Placing Sale Shares”), and China Merchants Securities (HK) Co. Ltd. (“Placing Agent”), in respect of the placing of the Placing Sale Shares.

(g)	The term “register,” “registered,” and “registration” refer to a registration effected by preparing and filing a registration statement or similar document in compliance with the Act, and the declaration or ordering of effectiveness of such registration statement or document.

(h)	The term “Registrable Securities” means (i) the Subscription Shares held by the Investor or its permitted Transferee (it being understood that for purposes of this Agreement, a Person will be deemed to be a holder of Registrable Securities whenever such Person has the right to then acquire or obtain from the Company any Registrable Securities, whether or not such acquisition has actually been effected); (ii) the Shares issuable to the Investor upon the exercise of the Warrants; (iii) any Shares issued or issuable with respect to any such Shares described in clause (i) above by way of a share dividend or share split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization; (iv) the SPA Sale Shares acquired by the China Biotech Holdings Limited pursuant to the Share Sale and Purchase Agreement; (v) the Placing Sale Shares acquired by the Investor

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and Eastern Ceremony Group Limited through the Placing Agent pursuant to the Placing Agency Agreement; and (vi) any additional Company securities that are granted registration rights from time to time in accordance with the terms of this Agreement; provided, however, that notwithstanding anything to the contrary contained herein, “Registrable Securities” shall not at any time include any securities (A) registered and sold pursuant to the Securities Act, (B) sold to the public pursuant to Rule 144 under the Securities Act (“Rule 144”) or (C) which could then be sold in their entirety pursuant to Rule 144(k) under the Securities Act.

(i)	“Share Sale and Purchase Agreement” means the agreement, dated November 27, 2006, by and between Beijing Holdings Limited and China Biotech Holdings Limited for the sale and purchase of 2,000,000 Shares of the Company.

(j)	The term “SEC” means the U.S. Securities and Exchange Commission or any other federal agency at the time administering the Act.
1.2	Request for Registration
(a)	Subject to the conditions of this Section 1.2, if the Company shall receive at any time after one year after the date of this Agreement a written request from the Holders of at least 500,000 Shares of the Registrable Securities then outstanding (the “Initiating Holders”) that the Company file a registration statement of the entire amount of the Registrable Securities held by the Initiating Holders, then the Company shall, within 20 days of the receipt thereof, give written notice of such request to all Holders, and subject to the limitations of this Section 1.2, use all reasonable efforts to effect, as soon as practicable, the registration under the Act of all Registrable Securities that the Holders request to be registered in a written request received by the Company within 20 days of the mailing of the Company’s notice pursuant to this Section 1.2(a). Holders requesting registration of Registrable Securities in response to the Company’s notice given pursuant to this Section 1.2 (a) are herein referred to as “Participating Holders”.

(b)	If the Initiating Holders intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to this Section 1.2 and the Company shall include such information in the written notice referred to in Section 1.2(a). In such event the right of any Holder to include its Registrable Securities in such registration shall be conditioned upon such Holder’s participation in such underwriting and the inclusion of such Holder’s Registrable Securities in the underwriting (unless otherwise mutually agreed by a majority in interest of the Participating Holders and such Holder) to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall enter into an underwriting agreement in

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customary form with the underwriter or underwriters selected for such underwriting by a majority in interest of the Participating Holders which underwriters are reasonably acceptable to the Company. Notwithstanding any other provision of this Section 1.2, if the underwriter advises the Company that marketing factors require a limitation of the number of securities underwritten (including Registrable Securities), then the Company shall so advise all Holders of Registrable Securities that would otherwise be underwritten pursuant hereto, and the number of shares that may be included in the underwriting shall be allocated to the Holders of such Registrable Securities on a pro rata basis based on the number of Registrable Securities held by all such Holders (including the Initiating Holders). Any Registrable Securities excluded or withdrawn from such underwriting shall be withdrawn from the registration. The Registrable Securities to be excluded or withdrawn shall be determined in the following sequence: (i) securities held by any persons other than the Holders, including persons having a contractual, incidental “piggy back” right to include such securities in the registration statement, (ii) securities sought to be registered by the Company, and (iii) Registrable Securities held by the Holders.
(c)	The Company shall not be required to effect a registration pursuant to this Section 1.2:
(i)	in any particular jurisdiction in which the Company would be required to execute a general consent to service of process in effecting such registration, unless the Company is already subject to service in such jurisdiction and except as may be required under the Act; or

(ii)	after the Company has effected 2 registrations pursuant to this Section 1.2, and such registrations have been declared or ordered effective and remained effective for the period required by section 1.5 (a); or

(iii)	if the Company shall furnish to Holders requesting a registration statement pursuant to this Section 1.2 a certificate signed by the Company’s Chief Executive Officer or Chairman of the Board stating that in the good faith judgment of the Board of Directors of the Company, it would be seriously detrimental to the Company and its shareholders for such registration statement to be effected at such time as a result of requiring a disclosure that would cause a material adverse affect on any plan or agreement with respect to any financing, acquisition, or other material transaction, in which event the Company shall have the right to defer such filing for a period of not more than 120 days after receipt of the request of the Initiating Holders, provided that such right to delay a request shall be exercised by the Company not more than once in any 12-month period.

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1.3	Piggy Back Registration
(a)	If (but without any obligation to do so) the Company proposes to register (including for this purpose a registration effected by the Company for shareholders other than the Holders) any of its Shares or other securities under the Act (other than a registration relating solely to the sale of securities to participants in a Company share option plan, a registration relating to a corporate reorganization or other transaction under Rule 145 of the Act), the Company shall, at such time, promptly give each Holder written notice of such registration. Upon the written request of each Holder given within 20 days after mailing of such notice by the Company in accordance with Section 2.5, the Company shall, subject to the provisions of Section 1.3(c), use all reasonable efforts to cause to be registered under the Act all of the Registrable Securities that each such Holder has requested to be registered.

(b)	Right to Terminate Registration. The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 1.3 prior to the effectiveness of such registration whether or not any Holder has elected to include securities in such registration. The expenses of such withdrawn registration shall be borne by the Company in accordance with Section 1.8 hereof.

(c)	Underwriting Requirements. In connection with any offering involving an underwriting of shares of the Company’s capital stock, the Company shall not be required under this Section 1.3 to include any of the Holders’ securities in such underwriting unless they accept the terms of the underwriting as agreed upon between the Company and the underwriters selected by it (or by other persons entitled to select the underwriters) and enter into an underwriting agreement in customary form with an underwriter or underwriters selected by the Company, and then only in such quantity as the underwriters determine in their sole discretion will not jeopardize the success of the offering by the Company. If the total amount of securities, including Registrable Securities, requested by shareholders to be included in such offering exceeds the amount of securities sold other than by the Company that the underwriters determine in their sole discretion is compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including Registrable Securities, that the underwriters determine in their sole discretion will not jeopardize the success of the offering (the securities so included to be apportioned pro rata among the selling Holders according to the total amount of securities entitled to be included therein owned by each selling Holder or in such other proportions as shall mutually be agreed to by such selling Holders), but in no event shall the amount of securities of the selling Holders included in the offering be reduced below twenty percent (20%) of the total amount of securities

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included in such offering, unless such offering is the initial public offering of the Company’s securities, in which case the selling Holders may be excluded if the underwriters make the determination described above and no other shareholder’s securities are included. For purposes of the preceding parenthetical concerning apportionment, for any selling shareholder that is a Holder of Registrable Securities and that is a partnership or corporation, the partners, retired partners and shareholders of such Holder, or the estates and family members of any such partners and retired partners and any trusts for the benefit of any of the foregoing persons shall be deemed to be a single “selling Holder,” and any pro rata reduction with respect to such “selling Holder” shall be based upon the aggregate amount of Registrable Securities owned by all such related entities and individuals.
1.4	Form F-3 Registration. The Company will be eligible to file a registration statement on Form F-3 once it has made the filing with the SEC of its Annual Report on Form 20-F for fiscal year 2006, assuming such filing is made on a timely basis. At any time after it becomes eligible to file a registration statement on Form F-3, the Holders of Registrable Securities may, subject to certain terms and conditions, require the Company to file a registration statement on Form F-3. In case the Company shall receive from the Holders of Registrable Securities a written request or requests that the Company effect a registration on Form F-3 and any related qualification or compliance with respect to all or a part of the Registrable Securities owned by such Holder or Holders, the Company shall:
(a)	promptly give written notice of the proposed registration, and any related qualification or compliance, to all other Holders;

(b)	use all reasonable efforts to effect, as soon as practicable, such registration and all such qualifications and compliances as may be so requested and as would permit or facilitate the sale and distribution of all or such portion of such Holders’ Registrable Securities as are specified in such request, together with all or such portion of the Registrable Securities of any other Holders joining in such request as are specified in a written request given within 15 days after receipt of such written notice from the Company, provided, however, that the Company shall not be obligated to effect any such registration, qualification or compliance, pursuant to this section 1.4:
(i)	if Form F-3 is not available for such offering by the Holders;

(ii)	if the Holders, together with the holders of any other securities of the Company entitled to inclusion in such registration, propose to sell Registrable Securities and such other securities (if any) at an expected aggregate price to the public (net of any underwriters’ discounts or commissions) of less than U.S.$1,000,000;

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(iii)	if the Company shall furnish to the Holders a certificate signed by the Chief Executive Officer or Chairman of the Board of the Company stating that in the good faith judgment of the Board of Directors of the Company, it would be seriously detrimental to the Company and its shareholders for such Form F-3 Registration to be effected at such time as a result of requiring a disclosure that would cause a material adverse affect on any plan or agreement with respect to any financing, acquisition, or other material transaction, in which event the Company shall have the right to defer the filing of the Form F-3 registration statement for a period of not more than 120 days after receipt of the request of the Holder or Holders under this Section 1.4; provided, however, that the Company shall not utilize this right more than once in any twelve month period;

(iv)	if the Company has, within the twelve (12) month period preceding the date of such request, already effected one registration on Form F-3 for the Holders pursuant to this Section 1.4; or

(v)	in any particular jurisdiction in which the Company would be required to qualify to do business or to execute a general consent to service of process in effecting such registration, qualification or compliance;
(c)	subject to the foregoing, the Company shall file a registration statement covering the Registrable Securities and other securities so requested to be registered as soon as practicable after receipt of the request or requests of the Holders. Registrations effected pursuant to this Section 1.4 shall not be counted as requests for registration effected pursuant to Sections 1.2.
1.5	Obligations of the Company. Whenever required under this Section 1 to effect the registration of any Registrable Securities, the Company shall, as expeditiously as reasonably possible:
(a)	prepare and file with the SEC a registration statement with respect to such Registrable Securities (and in any event within 60 days in the case of a registration effected pursuant to section 1.2 and within 20 days in the case of a registration effected pursuant to section 1.4) and use all reasonable efforts to cause such registration statement to become effective, and, upon the request of the Holders of a majority of the Registrable Securities registered thereunder, keep such registration statement effective for a period of up to 120 days or, if earlier, until the distribution contemplated in the Registration Statement has been completed;

(b)	prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Act with respect to the disposition of all securities covered by such registration statement;

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(c)	furnish to the Holders such numbers of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Act, and such other documents as they may reasonably request in order to facilitate the disposition of Registrable Securities owned by them;

(d)	use all reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably requested by the Holders, provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions;

(e)	if the Initiating Holders have notified the Company of their desire to register American depositary shares, enter into a depositary agreement in customary form with the depositary selected by the Initiating Holders and enter into any other agreements and execute such documents (including, without limitation, a Registration Statement on Form F-6) as are customarily required to initiate such a “sponsored American Depositary Receipt program”;

(f)	in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter of such offering;

(g)	notify each Holder of Registrable Securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Act or the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing and promptly amend or supplement the registration statement to cure such defect;

(h)	provide a transfer agent and registrar for all Registrable Securities registered pursuant hereunder and a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration;

(i)	notify the Holders, (i) promptly after it shall receive notice thereof, of the date and time when a registration statement and each post-effective amendment thereto has become effective and (ii) of the initial filing of the registration statement with the SEC;

(j)	notify the Holders promptly of any request by the SEC for the amending or supplementing of a registration statement or prospectus or for additional information;

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(k)	advise the Holders, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the SEC suspending the effectiveness of a registration statement or the initiation or threatening of any proceedings for that purpose and promptly use its best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

(l)	provide such information as is required for any filings required to be made with the National Association of Securities Dealers, Inc;

(m)	otherwise use commercially reasonable efforts to comply with all applicable rules and regulations of the SEC, and make available to its Shareholders, as soon as reasonably practicable, an earning statement covering the period of at least 12 months, beginning with the first full calendar month after the effective date of a registration statement, which earning statement shall satisfy the provisions of Section 11 (a) of the Securities Act and Rule 158 thereunder;

(n)	use its best efforts to cooperate with the Holder in the disposition of the Registrable Securities covered by such registration statement, including without limitation in the case of an underwritten offering pursuant to Section 1.2 causing key executives of the Company and its subsidiaries to participate under the direction of the managing underwriter in a “road show” scheduled by such managing underwriter in such locations and of such duration as in the judgement of such managing underwriter believes to be appropriate for such underwritten offering;

(o)	use its best efforts to obtain all legal opinions, auditors’ consents and comfort letters and experts cooperation as may be required, including furnishing to each Holder of such Registrable Securities a signed counterpart, addressed or confirmed to such Holder, of (i) an opinion of counsel for the Company and (ii) a “cold comfort” letter signed by the independent public accountants who have certified the Company’s financial statements included in such registration statement, covering substantially the same matters as are customarily covered in opinions of issuer’s counsel and in accountants’ letters delivered to underwriters in underwritten public offerings of securities;

(p)	use its best efforts to list such Registrable Securities on each securities exchange on which any equity security of the Company is then listed, if such Registrable Securities are not already so listed; and

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(q)	in connection with the preparation and filing of each registration statement under the Securities Act, and before filing any such registration statement or any other document in connection therewith, give the Holders and their underwriters, if any, and their respective counsel and accountants, the opportunity to participate in the preparation of such registration statement, each prospectus included therein or filed with the SEC, each amendment thereof or supplement thereto and any related underwriting agreement or other document to be filed, and give each of the aforementioned persons such access to its books and records and such opportunities to discuss the business of the Company with its officers and the independent public accountants who have certified its financial statements as shall be necessary, in the opinion of such Holders, underwriters, counsel or accountants, to conduct a reasonable investigation within the meaning of the Securities Act.
1.6	Information From Holder. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 1 with respect to the Registrable Securities of any selling Holder that such Holder shall furnish to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as the Company may reasonably request in writing and which shall be required to effect the registration of such Holder’s Registrable Securities.

1.7	Underwriting Agreements. No Holders shall be required to make, and the Company shall use its best efforts to ensure that no underwriter requires any Holder to make, any representations and warranties to or agreements with any underwriter in a registration effected pursuant to Sections 1.2, 1.3 or 1.4 other than customary representations and warranties and agreements relating to such Holders title to Registrable Securities and authority to enter into the underwriting agreement and indemnities relating to information regarding such Holder and its intended method of distribution provided by such Holder in writing expressly for use in the registration statement; and the representations and warranties by, and the other agreements on the part of, the Company to and for the benefit of any underwriters shall also be made to and for the benefit of such holders of Registrable Securities.

1.8	Expenses of Registration. All expenses other than underwriting discounts and commissions incurred in connection with registrations, filings or qualifications pursuant to Sections 1.2, 1.3 and 1.4, including (without limitation) all registration, filing and qualification fees, printers’ and accounting fees, fees and disbursements of counsel for the Company and the reasonable fees and disbursements of one counsel for the Selling Holders shall be borne by the Company.

1.9	Conversion only Upon Consummation of Offering. No Holder shall be required by this Agreement to convert any Registrable Security except at the applicable closing or closings of an underwritten registered offering and except upon the sale of such Registrable Security in the case of other registered offerings.

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1.10	Indemnification. In the event any Registrable Securities are included in a registration statement under this Section 1:
(a)	In the event of any registration of any Registrable Securities under the Act pursuant to this Agreement, the Company will, and hereby does, indemnify and hold harmless each Investor and each seller of Registrable Securities, their respective partners, directors and officers, and each other Person, if any, who controls any such Investor or seller within the meaning of Section 15 of the Act (each such Person being referred to herein as a “Covered Person”), against any losses, claims, damages or liabilities, joint or several, to which such Covered Person may be or become subject under the Act, the Exchange Act, any other securities or other law of jurisdiction, common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of any material fact contained or incorporated by reference in any registration statement under the Act, any preliminary prospectus or final prospectus included therein, or any related summary, prospectus, or any amendment or supplement thereto, or any document incorporated by reference therein, or (ii) any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse such Covered Person for any legal or any other expenses incurred by it in connection with investigating or defending any such loss, claim, damage, liability, action or proceeding. The indemnities of the Company contained in this Section 1.10 shall remain in full force and effect regardless of any investigation made by or on behalf of such Covered Person and shall survive any transfer of Registrable Securities.

(b)	In the event of any registration of Registrable Securities pursuant to this Agreement, each selling Holder will, and hereby does, indemnify and hold harmless (in the same manner and to the same extent as set forth in Section 1.10 (a) hereof) the Company, each director of the Company, each officer of the Company who shall sign such registration statement and each other Person (other than such seller), if any, who controls the Company within the meaning of Section 15 of the Act, with respect to any statement in or omission from such registration statement, any preliminary prospectus or final prospectus included therein, or any amendment or supplement thereto, or any document incorporated therein, if such statement or omission was made in reliance upon and in conformity with written information regarding such Holder furnished to the Company by or on behalf of such Holder expressly for inclusion therein.

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(c)	Promptly after receipt by an indemnified party of notice of the commencement of any action or proceeding involving a claim of the type referred to in the foregoing provisions of this Section 1.10, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party, give written notice to each such indemnifying party of the commencement of such action; provided, however, that the failure of any indemnified party to give notice to such indemnifying party as provided herein shall not relieve such indemnifying party of its obligations under the foregoing provisions of this Section 1.10, except and solely to the extent that such indemnifying party is actually prejudiced by such failure to give notice. In case any such action is brought against an indemnified party, each indemnifying party will be entitled to participate in and to assume the defense thereof, jointly with any other indemnifying party similarly notified, to the extent that it may wish, with counsel reasonably satisfactory to such indemnified party (who shall not, except with the consent of the indemnified party, be counsel to such an indemnifying party), and after notice from an indemnifying party to such indemnified party of its election so to assume the defense thereof, such indemnifying party will not be liable to such indemnified party for any legal or other expenses. If, within a reasonable time after receipt of the notice, such indemnifying party shall not have elected to assume the defense of the action, such indemnifying party shall be responsible for any legal or other expenses incurred by such indemnified party in connection with the defense of the action, suit, investigation, inquiry or proceeding. No indemnifying party will consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

(d)	If the indemnification provided for in this Section 1.10 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, liability, claim, damage or expense referred to herein, then the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such loss, liability, claim, damage or expense in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the statements or omissions that resulted in such loss, liability, claim, damage or expense, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission.

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(e)	The liability of each Holder in respect of any indemnification or contribution obligation of such holder arising under this Section 1.10 shall not in any event exceed an amount equal to the net proceeds to such Holder (after deduction of all underwriters’ discounts and commissions and all other expenses paid by such Holder in connection with the registration in question) from the disposition of the Registrable Securities disposed of by such Holder pursuant to such registration.

(f)	The obligations of the Company and Holders under this Section 1.10 shall survive the completion of any offering of Registrable Securities in a registration statement under this Section 1, and otherwise.
1.11	Reports Under Securities Exchange Act of 1934. With a view to making available to the Holders the benefits of Rule 144 promulgated under the Act and any other rule or regulation of the SEC that may at any time permit a Holder to sell securities of the Company to the public without registration or pursuant to a registration on Form F-3, the Company agrees to:
(a)	make and keep public information available, as those terms are understood and defined in SEC Rule 144, at all times after the effective date of its Initial public offering;

(b)	file with the SEC in a timely manner all reports and other documents required of the Company under the Act and the 1934 Act; and

(c)	furnish to any Holder, so long as the Holder owns any Registrable Securities, forthwith upon request (i) a written statement by the Company that it has complied with the reporting requirements of SEC Rule 144 (at any time after ninety (90) days after the effective date of the first registration statement filed by the Company), the Act and the 1934 Act (at any time after it has become subject to such reporting requirements), or that it qualifies as a registrant whose securities may be resold pursuant to Form F-3 (at any time after it so qualifies), (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company, and (iii) such other information as may be reasonably requested in availing any Holder of any rule or regulation of the SEC that permits the selling of any such securities without registration or pursuant to such form.
1.12	Assignment of Registration Rights. The rights to cause the Company to register Registrable Securities pursuant to this Section 1 may be assigned (but only with all related obligations) by a Holder to a transferee or assignee of such securities that (i) is the Holder’s subsidiary, holding company or subsidiary of such holding company, or (ii) after such assignment or transfer, holds at least 500,000 shares of Registrable Securities (subject to appropriate adjustment for share splits, stock dividends, combinations and other

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recapitalizations), provided: (a) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the securities with respect to which such registration rights are being assigned; and (b) such transferee or assignee agrees in writing to be bound by and subject to the terms and conditions of this Agreement, including without limitation the provisions of Section 1.14 below.
1.13	Limitations on Subsequent Registration Rights. From and after the date of this Agreement, the Company shall not, without the prior written consent of the Holders of a majority of the Registrable Securities, enter into any agreement with any holder or prospective holder of any securities of the Company that would allow such holder or prospective holder (a) to include such securities in any registration filed under Section 1.3 hereof, unless under the terms of such agreement, such holder or prospective holder may include such securities in any such registration only to the extent that the inclusion of such securities will not reduce the amount of the Registrable Securities of the Holders that are included or (b) to demand registration of their securities.

1.14	“Market Stand-Off” Agreement. If requested by the Company and an underwriter of ordinary shares (or other securities) of the Company, a shareholder shall not sell or otherwise transfer or dispose of any ordinary shares (or other securities) of the Company held by such shareholder (other than those included in the registration) during the 180-day period following the effective date of a registration statement of the Company filed under the Act, provided that:
(a)	such agreement shall only apply to the first such registration statement of the Company, including securities to be sold on its behalf to the public in an underwritten offering; and

(b)	all officers and directors of the Company and all holders of at least one percent (1) of the Company’s voting securities are bound by and have entered into similar agreements. The Company may impose stop-transfer instructions with respect to the Shares (or other securities) subject to the foregoing restriction until the end of the said 180-day period.
1.15	Termination of Registration Rights
(a)	Except as set forth in paragraph (b) no Holder shall be entitled to exercise any right provided for in this Section 1 following the time at which all Registrable Securities held by such Holder (and any affiliate of the Holder with whom such Holder must aggregate its sales under Rule 144) can be sold in any three (3)-month period without registration in compliance with Rule 144 of the Act.

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(b)	The provisions of sub-paragraph (a) above shall not apply to any Holder who owns more than 5% of the Company’s outstanding Shares until the earlier of (i) such time as such Holder owns less than 5% of the Company’s outstanding Shares.
1.16	Future Changes in Registration Requirements

If the registration requirements under the Act are amended or eliminated to accommodate a “Company registration” or similar approach, this Agreement shall be deemed amended to the extent necessary to reflect such changes and the intent of the parties hereto with respect to the benefits and obligations of the parties, and in such connection, the Company shall use reasonable efforts to provide Holders of Registrable Securities equivalent benefits to those provided under this Agreement.

1.17	Reorganizations

If the Company engages in any reorganization or restructuring or other transaction (including without limitation a transaction effected primarily to change its jurisdiction of organization) in which the Company or its successor or assignee is a wholly owned subsidiary of another entity, then as a condition to such transaction, the Company shall ensure that the ultimate parent entity assumes all of the Company’s obligations hereunder as if it were the Company.
2.	Miscellaneous
2.1	Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties (including transferees of any shares of Registrable Securities). Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

2.2	Governing Law. This Agreement shall be governed by and construed under the laws of New York.

2.3	Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

2.4	Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

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2.5	Notices. All notices and other communications required or permitted under to this Agreement must be in writing and will be deemed given if sent by personal delivery, faxed with electronic confirmation of delivery, internationally-recognized express courier or registered or certified mail (return receipt requested), postage prepaid, to the parties at the following addresses (or at such other address for a party as will be specified by like notice):
If to the Investor:
Ms. Jennie Mak
Harvest Smart Overseas Limited
Room 3201, 32/F, Singga Commercial Centre
148 Connaught Road West
Hong Kong Special Administrative Region, China
If to the Company:
Mr. Qian Xu
China Technology Development Group Corporation
Room 2413-18, Shui On Centre
8 Harbour Road
Hong Kong Special Administrative Region, China
All such notices and other communications will be deemed to have been received (a) in the case of personal delivery, on the date of such delivery, (b) in the case of a fax, when the party sending such fax has received electronic confirmation of its delivery, (c) in the case of delivery by internationally-recognized express courier, on the business day following dispatch and (d) in the case of mailing, on the fifth business day following mailing.

2.6	Entire Agreement: Amendments and Waivers. This Agreement (including the Exhibits hereto, if any) constitutes the full and entire understanding and agreement among the parties with regard to the subjects hereof and thereof. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the holders of 75% of the Registrable Securities. Any amendment or waiver effected in accordance with this paragraph shall be binding upon each holder of any Registrable Securities each future holder of all such Registrable Securities, and the Company.

2.7	Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

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2.8	Aggregation of Shares. All shares of Registrable Securities held or acquired by affiliated entities or persons shall be aggregated together for the purpose of determining the availability of any rights under this Agreement.
IN WITNESS WHEREOF, the parties have executed this Agreement as a deed as of the date first above written.

SIGNED by	)
)
for and on behalf of	)
CHINA TECHNOLOGY	)
DEVELOPMENT GROUP	)
CORPORATION	)
in the presence of:	)

SIGNED by	)
)
for and on behalf of	)
HARVEST SMART OVERSEAS	)
LIMITED	)
in the presence of:	)

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Dated November 27, 2006
China Technology Development Group Corporation (the “Company”)
and
Beijing Holdings Limited (the “Investor”)

Registration Rights Agreement

Baker & McKenzie
14/F, Hutchison House
10 Harcourt Road
Hong Kong Special Administrative Region

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THIS REGISTRATION RIGHTS AGREEMENT is made as of the November 27, 2006
BETWEEN:
(1)	China Technology Development Group Corporation (the “Company”), a company incorporated under the laws of the British Virgin Islands whose registered address is at P.O. Box 71, Craigmuir Chambers, Road Tower, Tortola, British Virgin Islands; and

(2)	Beijing Holdings Limited, a company incorporated under the laws of Hong Kong whose registered address is at Room 4301, 43/F, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong (the “Investor”).
RECITALS:
WHEREAS, the shares of the Company, par value US$0.01 per share (“Shares”), are listed for trading on The NASDAQ Stock Market, Inc. (“NASDAQ);
WHEREAS, for good and valuable consideration, subject to the terms and conditions of this Agreement, the Investor and the Company hereby agree to enter into this Agreement the terms of which shall govern the rights of the Investor to cause the Company to register the Registrable Securities it held.
NOW, THEREFORE, THE PARTIES HEREBY AGREE AS FOLLOWS:
1.	Registration Rights. The Company covenants and agrees as follows:
1.1	Definitions. For purposes of this agreement:
(a)	The term “Act” means the U.S. Securities Act of 1933, as amended.

(b)	An “affiliate” of, or person “affiliated” with, a specified person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified. A person shall be deemed to control another person if such first person possesses directly and indirectly the power to direct, or cause the direction of, the management and policies of the second person, whether through the ownership of voting securities, by contract or otherwise.

(c)	The term “Form F-3” mean such form under the Act as in effect on the date hereof or any successor forms.

(d)	The term “Holder” means any person owning or having the right to acquire Registrable Securities or any assignee thereof in accordance with Section 1.12 hereof.

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(e)	The term “1934 Act” means the U.S. Securities Exchange Act of 1934, as amended.

(f)	The term “register,” “registered,” and “registration” refer to a registration effected by preparing and filing a registration statement or similar document in compliance with the Act, and the declaration or ordering of effectiveness of such registration statement or document.

(g)	The term “Registrable Securities” means (i) the Shares held by the Investor and (ii) any additional Company securities that are granted registration rights from time to time in accordance with the terms of this Agreement; provided, however, that notwithstanding anything to the contrary contained herein, “Registrable Securities” shall not at any time include any securities (A) registered and sold pursuant to the Securities Act, (B) sold to the public pursuant to Rule 144 under the Securities Act (“Rule 144”) or (C) which could then be sold in their entirety pursuant to Rule 144(k) under the Securities Act.

(h)	The term “SEC” means the U.S. Securities and Exchange Commission or any other federal agency at the time administering the Act.
1.2	Request for Registration
(a)	Subject to the conditions of this Section 1.2, if the Company shall receive at any time after one year after the date of this Agreement a written request from the Holders of at least 500,000 Shares of the Registrable Securities then outstanding (the “Initiating Holders”) that the Company file a registration statement under the Act covering the registration of the entire amount of the Registrable Securities held by the Initiating Holders, then the Company shall, within 20 days of the receipt thereof, give written notice of such request to all Holders, and subject to the limitations of this Section 1.2, use all reasonable efforts to effect, as soon as practicable, the registration under the Act of all Registrable Securities that the Holders request to be registered in a written request received by the Company within 20 days of the mailing of the Company’s notice pursuant to this Section 1.2(a). Holders requesting registration of Registrable Securities in response to the Company’s notice given pursuant to this Section 1.2 (a) are herein referred to as “Participating Holders”.

(b)	If the Initiating Holders intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to this Section 1.2 and the Company shall include such information in the written notice referred to in Section 1.2(a). In such event the right of any Holder to include its Registrable Securities in such registration shall be conditioned upon such Holder’s participation in such underwriting and the

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inclusion of such Holder’s Registrable Securities in the underwriting (unless otherwise mutually agreed by a majority in interest of the Participating Holders and such Holder) to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting by a majority in interest of the Participating Holders which underwriters are reasonably acceptable to the Company. Notwithstanding any other provision of this Section 1.2, if the underwriter advises the Company that marketing factors require a limitation of the number of securities underwritten (including Registrable Securities), then the Company shall so advise all Holders of Registrable Securities that would otherwise be underwritten pursuant hereto, and the number of shares that may be included in the underwriting shall be allocated to the Holders of such Registrable Securities on a pro rata basis based on the number of Registrable Securities held by all such Holders (including the Initiating Holders). Any Registrable Securities excluded or withdrawn from such underwriting shall be withdrawn from the registration. The Registrable Securities to be excluded or withdrawn shall be determined in the following sequence: (i) securities held by any persons other than the Holders, including persons having a contractual, incidental “piggy back” right to include such securities in the registration statement, (ii) securities sought to be registered by the Company, and (iii) Registrable Securities held by the Holders.

(c)	The Company shall not be required to effect a registration pursuant to this Section 1.2:
(i)	in any particular jurisdiction in which the Company would be required to execute a general consent to service of process in effecting such registration, unless the Company is already subject to service in such jurisdiction and except as may be required under the Act; or

(ii)	after the Company has effected 2 registrations pursuant to this Section 1.2, and such registrations have been declared or ordered effective and remained effective for the period required by section 1.5 (a); or

(iii)	if the Company shall furnish to Holders requesting a registration statement pursuant to this Section 1.2 a certificate signed by the Company’s Chief Executive Officer or Chairman of the Board stating that in the good faith judgment of the Board of Directors of the Company, it would be seriously detrimental to the Company and its shareholders for such registration statement to be effected at such time as a result of requiring a disclosure that would cause a material adverse affect on any plan or agreement with respect to any

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financing, acquisition, or other material transaction, in which event the Company shall have the right to defer such filing for a period of not more than 120 days after receipt of the request of the Initiating Holders, provided that such right to delay a request shall be exercised by the Company not more than once in any 12-month period.
1.3	Piggy Back Registration
(a)	If (but without any obligation to do so) the Company proposes to register (including for this purpose a registration effected by the Company for shareholders other than the Holders) any of its Shares or other securities under the Act (other than a registration relating solely to the sale of securities to participants in a Company share option plan, a registration relating to a corporate reorganization or other transaction under Rule 145 of the Act), the Company shall, at such time, promptly give each Holder written notice of such registration. Upon the written request of each Holder given within 20 days after mailing of such notice by the Company in accordance with Section 2.5, the Company shall, subject to the provisions of Section 1.3(c), use all reasonable efforts to cause to be registered under the Act all of the Registrable Securities that each such Holder has requested to be registered.

(b)	Right to Terminate Registration. The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 1.3 prior to the effectiveness of such registration whether or not any Holder has elected to include securities in such registration. The expenses of such withdrawn registration shall be borne by the Company in accordance with Section 1.8 hereof.

(c)	Underwriting Requirements. In connection with any offering involving an underwriting of shares of the Company’s capital stock, the Company shall not be required under this Section 1.3 to include any of the Holders’ securities in such underwriting unless they accept the terms of the underwriting as agreed upon between the Company and the underwriters selected by it (or by other persons entitled to select the underwriters) and enter into an underwriting agreement in customary form with an underwriter or underwriters selected by the Company, and then only in such quantity as the underwriters determine in their sole discretion will not jeopardize the success of the offering by the Company. If the total amount of securities, including Registrable Securities, requested by shareholders to be included in such offering exceeds the amount of securities sold other than by the Company that the underwriters determine in their sole discretion is compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including Registrable Securities, that the underwriters determine in

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their sole discretion will not jeopardize the success of the offering (the securities so included to be apportioned pro rata among the selling Holders according to the total amount of securities entitled to be included therein owned by each selling Holder or in such other proportions as shall mutually be agreed to by such selling Holders), but in no event shall the amount of securities of the selling Holders included in the offering be reduced below twenty percent (20%) of the total amount of securities included in such offering, unless such offering is the initial public offering of the Company’s securities, in which case the selling Holders may be excluded if the underwriters make the determination described above and no other shareholder’s securities are included. For purposes of the preceding parenthetical concerning apportionment, for any selling shareholder that is a Holder of Registrable Securities and that is a partnership or corporation, the partners, retired partners and shareholders of such Holder, or the estates and family members of any such partners and retired partners and any trusts for the benefit of any of the foregoing persons shall be deemed to be a single “selling Holder,” and any pro rata reduction with respect to such “selling Holder” shall be based upon the aggregate amount of Registrable Securities owned by all such related entities and individuals.
1.4	Form F-3 Registration. We will be eligible to file a registration statement on Form F-3 once we have made the filing with the SEC of our Annual Report on Form 20-F for fiscal year 2006, assuming such filing is made on a timely basis. At any time after we become eligible to file a registration statement on Form F-3, the Holders of Registrable Securities may, subject to certain terms and conditions, require us to file a registration statement on Form F-3. In case the Company shall receive from the Holders of Registrable Securities a written request or requests that the Company effect a registration on Form F-3 and any related qualification or compliance with respect to all or a part of the Registrable Securities owned by such Holder or Holders, the Company shall:
(a)	promptly give written notice of the proposed registration, and any related qualification or compliance, to all other Holders;

(b)	use all reasonable efforts to effect, as soon as practicable, such registration and all such qualifications and compliances as may be so requested and as would permit or facilitate the sale and distribution of all or such portion of such Holders’ Registrable Securities as are specified in such request, together with all or such portion of the Registrable Securities of any other Holders joining in such request as are specified in a written request given within 15 days after receipt of such written notice from the Company, provided, however, that the Company shall not be obligated to effect any such registration, qualification or compliance, pursuant to this section 1.4:
(i)	if Form F-3 is not available for such offering by the Holders;

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(ii)	if the Holders, together with the holders of any other securities of the Company entitled to inclusion in such registration, propose to sell Registrable Securities and such other securities (if any) at an expected aggregate price to the public (net of any underwriters’ discounts or commissions) of less than U.S.$1,000,000;

(iii)	if the Company shall furnish to the Holders a certificate signed by the Chief Executive Officer or Chairman of the Board of the Company stating that in the good faith judgment of the Board of Directors of the Company, it would be seriously detrimental to the Company and its shareholders for such Form F-3 Registration to be effected at such time as a result of requiring a disclosure that would cause a material adverse affect on any plan or agreement with respect to any financing, acquisition, or other material transaction, in which event the Company shall have the right to defer the filing of the Form F-3 registration statement for a period of not more than 120 days after receipt of the request of the Holder or Holders under this Section 1.4; provided, however, that the Company shall not utilize this right more than once in any twelve month period;

(iv)	if the Company has, within the twelve (12) month period preceding the date of such request, already effected one registration on Form F-3 for the Holders pursuant to this Section 1.4; or

(v)	in any particular jurisdiction in which the Company would be required to qualify to do business or to execute a general consent to service of process in effecting such registration, qualification or compliance;
(c)	subject to the foregoing, the Company shall file a registration statement covering the Registrable Securities and other securities so requested to be registered as soon as practicable after receipt of the request or requests of the Holders. Registrations effected pursuant to this Section 1.4 shall not be counted as requests for registration effected pursuant to Sections 1.2.
1.5	Obligations of the Company. Whenever required under this Section 1 to effect the registration of any Registrable Securities, the Company shall, as expeditiously as reasonably possible:
(a)	prepare and file with the SEC a registration statement with respect to such Registrable Securities (and in any event within 60 days in the case of a registration effected pursuant to section 1.2 and within 20 days in the case of a registration effected pursuant to section 1.4) and use all reasonable efforts to cause such registration

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statement to become effective, and, upon the request of the Holders of a majority of the Registrable Securities registered thereunder, keep such registration statement effective for a period of up to 120 days or, if earlier, until the distribution contemplated in the Registration Statement has been completed;

(b)	prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Act with respect to the disposition of all securities covered by such registration statement;

(c)	furnish to the Holders such numbers of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Act, and such other documents as they may reasonably request in order to facilitate the disposition of Registrable Securities owned by them;

(d)	use all reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably requested by the Holders, provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions;

(e)	if the Initiating Holders have notified the Company of their desire to register American depositary shares, enter into a depositary agreement in customary form with the depositary selected by the Initiating Holders and enter into any other agreements and execute such documents (including, without limitation, a Registration Statement on Form F-6) as are customarily required to initiate such a “sponsored American Depositary Receipt program”;

(f)	in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter of such offering;

(g)	notify each Holder of Registrable Securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Act or the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing and promptly amend or supplement the registration statement to cure such defect;

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(h)	provide a transfer agent and registrar for all Registrable Securities registered pursuant hereunder and a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration;

(i)	notify the Holders, (i) promptly after it shall receive notice thereof, of the date and time when a registration statement and each post-effective amendment thereto has become effective and (ii) of the initial filing of the registration statement with the SEC;

(j)	notify the Holders promptly of any request by the SEC for the amending or supplementing of a registration statement or prospectus or for additional information;

(k)	advise the Holders, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the SEC suspending the effectiveness of a registration statement or the initiation or threatening of any proceedings for that purpose and promptly use its best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

(l)	provide such information as is required for any filings required to be made with the National Association of Securities Dealers, Inc;

(m)	otherwise use commercially reasonable efforts to comply with all applicable rules and regulations of the SEC, and make available to its Shareholders, as soon as reasonably practicable, an earning statement covering the period of at least 12 months, beginning with the first full calendar month after the effective date of a registration statement, which earning statement shall satisfy the provisions of Section 11 (a) of the Securities Act and Rule 158 thereunder;
(n)	use its best efforts to cooperate with the Holder in the disposition of the Registrable Securities covered by such registration statement, including without limitation in the case of an underwritten offering pursuant to Section 1.2 causing key executives of the Company and its subsidiaries to participate under the direction of the managing underwriter in a “road show” scheduled by such managing underwriter in such locations and of such duration as in the judgement of such managing underwriter believes to be appropriate for such underwritten offering;

(o)	use its best efforts to obtain all legal opinions, auditors’ consents and comfort letters and experts cooperation as may be required, including furnishing to each Holder of such Registrable Securities a signed counterpart, addressed or confirmed to such Holder, of (i) an opinion of counsel for the Company and (ii) a “cold comfort” letter signed by the independent public accountants who have certified the

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Company’s financial statements included in such registration statement, covering substantially the same matters as are customarily covered in opinions of issuer’s counsel and in accountants’ letters delivered to underwriters in underwritten public offerings of securities;

(p)	use its best efforts to list such Registrable Securities on each securities exchange on which any equity security of the Company is then listed, if such Registrable Securities are not already so listed; and

(q)	in connection with the preparation and filing of each registration statement under the Securities Act, and before filing any such registration statement or any other document in connection therewith, give the Holders and their underwriters, if any, and their respective counsel and accountants, the opportunity to participate in the preparation of such registration statement, each prospectus included therein or filed with the SEC, each amendment thereof or supplement thereto and any related underwriting agreement or other document to be filed, and give each of the aforementioned persons such access to its books and records and such opportunities to discuss the business of the Company with its officers and the independent public accountants who have certified its financial statements as shall be necessary, in the opinion of such Holders, underwriters, counsel or accountants, to conduct a reasonable investigation within the meaning of the Securities Act.
1.6	Information From Holder. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 1 with respect to the Registrable Securities of any selling Holder that such Holder shall furnish to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as the Company may reasonably request in writing and which shall be required to effect the registration of such Holder’s Registrable Securities.
1.7	Underwriting Agreements. No Holders shall be required to make, and the Company shall use its best efforts to ensure that no underwriter requires any Holder to make, any representations and warranties to or agreements with any underwriter in a registration effected pursuant to Sections 1.2, 1.3 or 1.4 other than customary representations and warranties and agreements relating to such Holders title to Registrable Securities and authority to enter into the underwriting agreement and indemnities relating to information regarding such Holder and its intended method of distribution provided by such Holder in writing expressly for use in the registration statement; and the representations and warranties by, and the other agreements on the part of, the Company to and for the benefit of any underwriters shall also be made to and for the benefit of such holders of Registrable Securities.

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1.8	Expenses of Registration. All expenses other than underwriting discounts and commissions incurred in connection with registrations, filings or qualifications pursuant to Sections 1.2, 1.3 and 1.4, including (without limitation) all registration, filing and qualification fees, printers’ and accounting fees, fees and disbursements of counsel for the Company and the reasonable fees and disbursements of one counsel for the Selling Holders shall be borne by the Company.

1.9	Conversion only Upon Consummation of Offering. No Holder shall be required by this Agreement to convert any Registrable Security except at the applicable closing or closings of an underwritten registered offering and except upon the sale of such Registrable Security in the case of other registered offerings.

1.10	Indemnification. In the event any Registrable Securities are included in a registration statement under this Section 1:
(a)	In the event of any registration of any Registrable Securities under the Act pursuant to this Agreement, the Company will, and hereby does, indemnify and hold harmless each Investor and each seller of Registrable Securities, their respective partners, directors and officers, and each other Person, if any, who controls any such Investor or seller within the meaning of Section 15 of the Act (each such Person being referred to herein as a “Covered Person”), against any losses, claims, damages or liabilities, joint or several, to which such Covered Person may be or become subject under the Act, the Exchange Act, any other securities or other law of jurisdiction, common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of any material fact contained or incorporated by reference in any registration statement under the Act, any preliminary prospectus or final prospectus included therein, or any related summary, prospectus, or any amendment or supplement thereto, or any document incorporated by reference therein, or (ii) any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse such Covered Person for any legal or any other expenses incurred by it in connection with investigating or defending any such loss, claim, damage, liability, action or proceeding. The indemnities of the Company contained in this Section 1.10 shall remain in full force and effect regardless of any investigation made by or on behalf of such Covered Person and shall survive any transfer of Registrable Securities.

(b)	In the event of any registration of Registrable Securities pursuant to this Agreement, each selling Holder will, and hereby does, indemnify and hold harmless (in the same manner and to the same extent as set forth in Section 1.10 (a) hereof) the Company, each director of the Company, each officer of the Company who shall

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sign such registration statement and each other Person (other than such seller), if any, who controls the Company within the meaning of Section 15 of the Act, with respect to any statement in or omission from such registration statement, any preliminary prospectus or final prospectus included therein, or any amendment or supplement thereto, or any document incorporated therein, if such statement or omission was made in reliance upon and in conformity with written information regarding such Holder furnished to the Company by or on behalf of such Holder expressly for inclusion therein.
(c)	Promptly after receipt by an indemnified party of notice of the commencement of any action or proceeding involving a claim of the type referred to in the foregoing provisions of this Section 1.10, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party, give written notice to each such indemnifying party of the commencement of such action; provided, however, that the failure of any indemnified party to give notice to such indemnifying party as provided herein shall not relieve such indemnifying party of its obligations under the foregoing provisions of this Section 1.10, except and solely to the extent that such indemnifying party is actually prejudiced by such failure to give notice. In case any such action is brought against an indemnified party, each indemnifying party will be entitled to participate in and to assume the defense thereof, jointly with any other indemnifying party similarly notified, to the extent that it may wish, with counsel reasonably satisfactory to such indemnified party (who shall not, except with the consent of the indemnified party, be counsel to such an indemnifying party), and after notice from an indemnifying party to such indemnified party of its election so to assume the defense thereof, such indemnifying party will not be liable to such indemnified party for any legal or other expenses. If, within a reasonable time after receipt of the notice, such indemnifying party shall not have elected to assume the defense of the action, such indemnifying party shall be responsible for any legal or other expenses incurred by such indemnified party in connection with the defense of the action, suit, investigation, inquiry or proceeding. No indemnifying party will consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

(d)	If the indemnification provided for in this Section 1.10 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, liability, claim, damage or expense referred to herein, then the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such loss, liability, claim, damage or expense in such proportion as is appropriate to reflect the relative

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fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the statements or omissions that resulted in such loss, liability, claim, damage or expense, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission.
(e)	The liability of each Holder in respect of any indemnification or contribution obligation of such holder arising under this Section 1.10 shall not in any event exceed an amount equal to the net proceeds to such Holder (after deduction of all underwriters’ discounts and commissions and all other expenses paid by such Holder in connection with the registration in question) from the disposition of the Registrable Securities disposed of by such Holder pursuant to such registration.

(f)	The obligations of the Company and Holders under this Section 1.10 shall survive the completion of any offering of Registrable Securities in a registration statement under this Section 1, and otherwise.
1.11	Reports Under Securities Exchange Act of 1934. With a view to making available to the Holders the benefits of Rule 144 promulgated under the Act and any other rule or regulation of the SEC that may at any time permit a Holder to sell securities of the Company to the public without registration or pursuant to a registration on Form F-3, the Company agrees to:
(a)	make and keep public information available, as those terms are understood and defined in SEC Rule 144, at all times after the effective date of its Initial public offering;

(b)	file with the SEC in a timely manner all reports and other documents required of the Company under the Act and the 1934 Act; and

(c)	furnish to any Holder, so long as the Holder owns any Registrable Securities, forthwith upon request (i) a written statement by the Company that it has complied with the reporting requirements of SEC Rule 144 (at any time after ninety (90) days after the effective date of the first registration statement filed by the Company), the Act and the 1934 Act (at any time after it has become subject to such reporting requirements), or that it qualifies as a registrant whose securities may be resold pursuant to Form

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F-3 (at any time after it so qualifies), (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company, and (iii) such other information as may be reasonably requested in availing any Holder of any rule or regulation of the SEC that permits the selling of any such securities without registration or pursuant to such form.
1.12	Assignment of Registration Rights. The rights to cause the Company to register Registrable Securities pursuant to this Section 1 may be assigned (but only with all related obligations) by a Holder to a transferee or assignee of such securities that (i) is the Holder’s subsidiary, holding company or subsidiary of such holding company, or (ii) after such assignment or transfer, holds at least 500,000 shares of Registrable Securities (subject to appropriate adjustment for share splits, stock dividends, combinations and other recapitalizations), provided: (a) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the securities with respect to which such registration rights are being assigned; and (b) such transferee or assignee agrees in writing to be bound by and subject to the terms and conditions of this Agreement, including without limitation the provisions of Section 1.14 below.
1.13	Limitations on Subsequent Registration Rights. From and after the date of this Agreement, the Company shall not, without the prior written consent of the Holders of a majority of the Registrable Securities, enter into any agreement with any holder or prospective holder of any securities of the Company that would allow such holder or prospective holder (a) to include such securities in any registration filed under Section 1.3 hereof, unless under the terms of such agreement, such holder or prospective holder may include such securities in any such registration only to the extent that the inclusion of such securities will not reduce the amount of the Registrable Securities of the Holders that are included or (b) to demand registration of their securities.
1.14	“Market Stand-Off” Agreement. If requested by the Company and an underwriter of ordinary shares (or other securities) of the Company, a shareholder shall not sell or otherwise transfer or dispose of any ordinary shares (or other securities) of the Company held by such shareholder (other than those included in the registration) during the 180-day period following the effective date of a registration statement of the Company filed under the Act, provided that:
(a)	such agreement shall only apply to the first such registration statement of the Company, including securities to be sold on its behalf to the public in an underwritten offering; and

(b)	all officers and directors of the Company and all holders of at least one percent (1) of the Company’s voting securities are bound by and have entered into similar agreements. The Company may impose stop-transfer instructions with respect to the Shares (or other securities) subject to the foregoing restriction until the end of the said 180-day period.

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1.15	Termination of Registration Rights
(a)	Except as set forth in paragraph (b) no Holder shall be entitled to exercise any right provided for in this Section 1 following the time at which all Registrable Securities held by such Holder (and any affiliate of the Holder with whom such Holder must aggregate its sales under Rule 144) can be sold in any three (3)-month period without registration in compliance with Rule 144 of the Act.

(b)	The provisions of sub-paragraph (a) above shall not apply to any Holder who owns more than 5% of the Company’s outstanding Shares until the earlier of (i) such time as such Holder owns less than 5% of the Company’s outstanding Shares.
1.16	Future Changes in Registration Requirements

If the registration requirements under the Act are amended or eliminated to accommodate a “Company registration” or similar approach, this Agreement shall be deemed amended to the extent necessary to reflect such changes and the intent of the parties hereto with respect to the benefits and obligations of the parties, and in such connection, the Company shall use reasonable efforts to provide Holders of Registrable Securities equivalent benefits to those provided under this Agreement.

1.17	Reorganizations

If the Company engages in any reorganization or restructuring or other transaction (including without limitation a transaction effected primarily to change its jurisdiction of organization) in which the Company or its successor or assignee is a wholly owned subsidiary of another entity, then as a condition to such transaction, the Company shall ensure that the ultimate parent entity assumes all of the Company’s obligations hereunder as if it were the Company.
2.	Miscellaneous
2.1	Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties (including transferees of any shares of Registrable Securities). Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

2.2	Governing Law. This Agreement shall be governed by and construed under the laws of New York.

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2.3	Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

2.4	Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

2.5	Notices. All notices and other communications required or permitted under to this Agreement must be in writing and will be deemed given if sent by personal delivery, faxed with electronic confirmation of delivery, internationally-recognized express courier or registered or certified mail (return receipt requested), postage prepaid, to the parties at the following addresses (or at such other address for a party as will be specified by like notice):
If to the Investor:
Mr. Qian Xu
Beijing Holdings Limited
Room 4301, 43/F Central Plaza,
18 Harbour Road
Wanchai
Hong Kong Special Administrative Region
If to the Company:
Mr. Qian Xu
China Technology Development Group Corporation
Room 2413-18, Shui On Centre
8 Harbour Road
Hong Kong Special Administrative Region
All such notices and other communications will be deemed to have been received (a) in the case of personal delivery, on the date of such delivery, (b) in the case of a fax, when the party sending such fax has received electronic confirmation of its delivery, (c) in the case of delivery by internationally-recognized express courier, on the business day following dispatch and (d) in the case of mailing, on the fifth business day following mailing.

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2.6	Entire Agreement: Amendments and Waivers. This Agreement (including the Exhibits hereto, if any) constitutes the full and entire understanding and agreement among the parties with regard to the subjects hereof and thereof. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the holders of 75% of the Registrable Securities. Any amendment or waiver effected in accordance with this paragraph shall be binding upon each holder of any Registrable Securities each future holder of all such Registrable Securities, and the Company.
2.7	Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.
2.8	Aggregation of Shares. All shares of Registrable Securities held or acquired by affiliated entities or persons shall be aggregated together for the purpose of determining the availability of any rights under this Agreement.
IN WITNESS WHEREOF, the parties have executed this Agreement as a deed as of the date first above written.

SIGNED by	)
)
for and on behalf of	)
CHINA TECHNOLOGY	)
DEVELOPMENT GROUP	)
CORPORATION	)
in the presence of:	)

SIGNED by	)
)
for and on behalf of	)
BEIJING HOLDINGS LIMITED	)
in the presence of:	)

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DATED THE 27TH DAY OF NOVEMBER 2006
BEIJING HOLDINGS LIMITED
and
CHINA BIOTECH HOLDINGS LIMITED

SALE AND PURCHASE AGREEMENT
relating to shares in
CHINA TECHNOLOGY DEVELOPMENT
GROUP CORPORATION

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CONTENTS

1. Definitions and Interpretation	290
2. Sale and Purchase of the SPA Sale Shares	295
3. Conditions Precedent	295
4. Consideration	296
5. Completion	296
6. Default under Clauses 3 and 5	299
7. Representations, Warranties and Undertakings by the Vendor	300
8. Representations and Warranties as to Authority and Legality	304
9. Representations, Warranties and Undertakings of the Purchaser	305
10. Severability	306
11. Entire Agreement	306
12. Access	306
13. Time	306
14. Announcements and Confidentiality	307
15. Assignment	307
16. Notices and Other Communication	308
17. Costs and Expenses	309
18. Further Assurance	309
19. Counterpart	309
20. Governing Law	309

Execution	309

Schedules

Schedule 1 Particulars of the Issuer	310
Schedule 2 Group Structure Chart	311
Schedule 3 Representations, Warranties and Undertakings of the Vendor	312
Schedule 4 Escrow Agreement	320

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THIS AGREEMENT is made on the 27th day of November, 2006.
BETWEEN:–
(1)	BEIJING HOLDINGS LIMITED, a company incorporated in Hong Kong with limited liability and whose registered office is situated at Room 4301, 43/F., Central Plaza, 18 Harbour Road, Wanchai, Hong Kong (the “Vendor”); and

(2)	CHINA BIOTECH HOLDINGS LIMITED, a company incorporated in the British Virgin Islands with limited liability and whose registered office is situated at Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands (the “Purchaser”).
WHEREAS:–
(A)	China Technology Development Group Corporation (the “Issuer”) is a company incorporated in the British Virgin Islands, the particulars of which are set out in Schedule 1. All the issued Shares (as defined below) are listed on NASDAQ in the United States of America.

(B)	The Vendor is the registered and beneficial owner of the SPA Sale Shares (as defined below) respectively.

(C)	The Vendor has agreed to sell to the Purchaser and the Purchaser has agreed to purchase the SPA Sale Shares upon the terms and conditions contained in this Agreement.
AND NOW IT IS HEREBY AGREED as follows:
1.	DEFINITIONS AND INTERPRETATION
1.1	In this Agreement, unless otherwise expressed or required by context, the following expressions shall have the respective meanings set opposite thereto as follows:–

Expression	Meaning

“Accounts Date”	December 31, 2005

“Audited Accounts”	the audited consolidated financial statements of the Group for the year ended December 31, 2005

“Business Day”	means any day, excluding Saturdays, on which banks in Hong Kong are generally open for business

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“Completion”	the completion of the sale and purchase of the SPA Sale Shares in accordance with Clause 5

“Completion Date”	date of Completion, which shall be a date not later than 10 Business Days following the date of the shareholders’ meeting, or such other date as the parties may agree, subject to the potential postponement in accordance with Clause 6.2(a)

“Consideration”	the consideration for the sale and purchase of the SPA Sale Shares as set out in Clause 4.1

“Escrow Agent”	Acrulli Fong & Ng

“Escrow Agreement”	means the escrow agreement dated November 27, 2006, by and among the Escrow Agent and the Vendor, China Internet Technology Co. Ltd., CMEC Ceramics Holdings Limited and Perfect Capital Holdings Limited and the Purchaser, in connection with the Placing Sale Shares in the form and substance substantially set out in Schedule 4

“Group”	the Issuer and its subsidiaries (the structure chart of which is set out in Schedule 2) and “member of the Group" or “Group Company" shall be construed accordingly

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Intellectual Property Rights”	all inventions, patents, registered designs, design rights, database rights and copyrights, know-how and trade marks (whether registered or not) and the goodwill therein and applications for any of the same and any rights or forms of protection of a similar nature and having equivalent or similar effect to any of them which may subsist anywhere in the world

“Management Accounts”	the unaudited consolidated management accounts of the Group made up to June 30, 2006

“Management Accounts Date”	June 30, 2006

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“Material Adverse Change”	any change, event or effect that individually or in the aggregate might have a material adverse effect on the Group’s business, results of operations, assets, financial condition or the transactions contemplated by this Agreement

“NASDAQ”	The NASDAQ Stock Market, Inc.

“parties”	the parties to this Agreement; and “party" means any one of them

“Placing Agent”	China Merchants Securities (HK) Co. Ltd.

“Placing Agency Agreement”	the placing agency agreement dated November 27, 2006, by and among the Vendor, China Internet Technology Co. Ltd., CMEC Ceramics Holdings Limited and Perfect Capital Holdings Limited and the Placing Agent for the placing of 4,250,000 Shares (“Placing Sale Shares”)

“PRC”	the People’s Republic of China

“Registration Rights Agreement(s)”	means each of the agreements, by and between the Issuer and each of the Purchaser, Eastern Ceremony Group Limited, Harvest Smart Overseas Limited and the Vendor, which govern the rights of the parties to cause the Issuer to register the Registrable Securities as defined therein

“Regulation S”	Regulation S under the Securities Act

“SEC”	the United States Securities and Exchange Commission

“Securities Act”	the United States Securities Act of 1933, as amended

“Share(s)”	share(s) of US$0.01 each in the capital of the Issuer

“Share Transfer Agent”	means American Stock Transfer and Trust Company

“Shareholders’ Circular”	means the shareholders’ circular attached to the proxy card and notice of the shareholders’ meeting of the Issuer dated November 28, 2006, to be distributed to the shareholders of the Issuer

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“SPA Sale Shares”	for purpose of this Agreement, “SPA Sale Shares” means the 2,000,000 issued and fully paid-up ordinary shares of US$0.01 each in the capital of the Issuer which are beneficially owned by, and to be sold to the Purchaser by, the Vendor

“Subscribers”	means China Biotech Holdings Limited, Eastern Ceremony Group Limited and Harvest Smart Overseas Limited, being the purchasers of Subscription Securities pursuant to the Subscription Agreement

“Subscription Agreements”	each of the subscription agreements by and between the Issuer and each of the Subscribers for the subscription of the Subscription Securities

“Subscription Securities”	means, in relation to each Subscriber as specified in the Subscription Agreement, the new Shares (“Subscription Shares”) and the warrants (“Warrants”) for the subscription of additional Shares (“Warrant Shares”) subscribed by such Subscriber pursuant to the Subscription Agreement

“Subsidiary”	any subsidiary of the Issuer (as defined in the Companies Ordinance, Cap 32 of the Laws of Hong Kong)

“Taxation”	means all forms of tax, duty, rate, levy or other imposition whenever (if any) and by whatever authority imposed and whether in Hong Kong, the PRC, United States of America or elsewhere, including (without limitation) profits tax, provisional profits tax, interest tax, property tax, real estate tax, land use fees, land appreciation tax, taxes on income, value added tax, withholding tax, salaries tax, payroll tax, customs duties, excise duties, rates, stamp duty, capital duty, estate duty and any interest, penalty or fine in connection with any such taxation as applicable to each Group Company

“Transaction”	means, for purpose of this Agreement, the sale of the SPA Sale Shares pursuant to this Agreement

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“Transaction Documents”	shall mean this Agreement, the Subscription Agreements and Registration Rights Agreement for each of Eastern Ceremony Group Limited and Harvest Smart Overseas Limited and the Placing Agency Agreement

“US$”	United States Dollars, the lawful currency of the United States of America

“Vendor’s Warranties”	the representations, warranties and undertakings set out in Clause 7 and Schedule 3 and such other representations, warranties, undertakings and indemnities contained in this Agreement (including in all Schedules) made or given by the Vendor
1.2	The headings to the Clauses of this Agreement are for ease of reference only and shall be ignored in interpreting this Agreement.

1.3	References to Clauses, Schedules and Exhibits are references to Clauses, Schedules and Exhibits of or to this Agreement and the Schedules and Exhibits shall be deemed to form part of this Agreement.

1.4	Words and expressions in the singular include the plural and vice versa.

1.5	Reference to persons includes any public body and any body of persons, corporate or unincorporate.

1.6	Reference to ordinances, statutes, legislation or enactments shall be construed as a reference to such ordinances, statutes, legislation or enactments as may be amended or re-enacted from time to time and for the time being in force.

1.7	A document expressed to be “in the agreed form” means a document the form and terms of which have been approved by or on behalf of the Vendor and the Purchaser and a copy of which has been signed on or before Completion for the purpose of identification by or on behalf of the Vendor and the Purchaser.

1.8	References to documents shall be constructed as references to such documents as may be amended from time to time.

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2.	SALE AND PURCHASE OF THE SPA SALE SHARES
2.1	Subject to the terms and conditions contained in this Agreement, the Vendor agrees to sell and the Purchaser, in reliance on the Vendor’s Warranties and the indemnities hereunder made or given by the Vendor, agrees to purchase the SPA Sale Shares free from all liens, charges, encumbrances, pre-emption rights, equities and other third party rights whatsoever and together all rights attached to the SPA Sale Shares at the Completion Date or subsequently becoming attached to the SPA Sale Shares.
3.	CONDITIONS PRECEDENT
3.1	Completion of this Agreement shall be conditional upon the following conditions being fulfilled to the satisfaction of the Purchaser as soon as practicable following the execution of this Agreement:–
(a)	board resolutions of the Vendor, approving the entering into and performance of this Agreement, sale of the SPA Sale Shares and the execution of all other documents contemplated hereunder;

(b)	board resolutions of the Purchaser approving the entering into and performance of this Agreement and the execution of all other documents contemplated hereunder;

(c)	there not having come to the attention of the Purchaser at any time prior to Completion (i) any material breach of, or any event rending untrue or incorrect in any material respect, any of the representations, warranties or undertakings referred to in Schedule 3 or (ii) any breach of, or failure to perform, any of the other obligations of the Vendor which are required to be performed at or before Completion;

(d)	the Shares, and the SPA Sale Shares, shall continue to be listed on NASDAQ;

(e)	all necessary consents, authorisations and approvals from all appropriate regulatory or governmental bodies in Hong Kong, United States of America, British Virgin Islands or elsewhere for the transactions contemplated hereunder;

(f)	the shareholders’ resolutions of the Issuer approving the sale and purchase of the SPA Sale Shares, sale of Placing Sale Shares, issuance and subscription of Subscription Securities and the other matters set out therein;

(g)	the preparation and concurrent execution and completion of all Transaction Documents and the satisfaction of all conditions precedent contained therein (unless waived by the authorized parties in accordance with the relevant terms of the Transaction Documents) as well as execution of the Escrow Agreement;

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(h)	the Issuer shall have filed a supplemental listing application and obtained the necessary approval from NASDAQ for the listing of the Subscription Shares and Warrant Shares currently issuable upon the exercise of the Warrants;

(i)	there shall have been no Material Adverse Change since the date in respect of which the Accounts Date was made up;

(j)	the Vendor shall separately provide a written certification on the Completion Date certifying that the SPA Sale Shares it held as set out in this Agreement are free and clear of all liens, charges and encumbrances, claims, options and third party rights and together with all rights attaching hereto as at the Completion Date, including the right to receive all dividends or other distributions declared, made or paid on the SPA Sale Shares at any time after the Completion Date.
3.2	If any of the above conditions has not been fulfilled or waived (except that conditions 3.1(a) to 3.1(i) cannot be waived) on or before January 31, 2007 (or such later date as may be agreed between the parties), this Agreement shall terminate (other than Clauses 14, 16, 17 and 20 which shall remain to be effective) and none of the parties shall have any claim against the others for costs, damages, compensation or otherwise apart from any antecedent breaches of any provisions hereof.

3.3	The Vendor and the Purchaser shall use their respective best endeavours to procure that the conditions in Clause 3.1 above are satisfied not later than the date specified in that Clause 3.2.
4.	CONSIDERATION
4.1	The consideration for the SPA Sale Shares shall be US$5,000,000, being US$2.50 per SPA Sale Share, which shall be settled on or before the Completion Date in a manner as agreed by the Vendor and the Purchaser.
5.	COMPLETION
5.1	Subject to Clause 6 and the fulfillment (or waiver, as the case may be) of all conditions precedent, the Completion of the sale and purchase of the SPA Sale Shares contemplated in this Agreement shall take place at 8:30am at the office of Baker & McKenzie, legal advisor to the Issuer, on the day agreed by the parties that is not later than 10 Business Days following the date of the shareholders’ meeting, or such other date as the parties may agree in writing from time to time when the business described in Clauses 5.3, 5.4, 5.5, 5.6 and 5.7 will be simultaneously transacted.

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5.2	Seven (7) Business Days before the Completion of the Agreement, the Vendor shall prepare or cause the Share Transfer Agent to prepare share certificates representing the number of SPA Sale Shares to be sold to the Purchaser bearing the appropriate Securities Act legend, duly executed in favor of the Purchaser. The newly issued share certificates representing the SPA Sale Shares shall be delivered by the Share Transfer Agent and received by the Vendor one (1) Business Day before the Completion Date.

5.3	On the Completion Date, the Vendor shall deliver or cause to be delivered to the Purchaser or the Escrow Agent where specified, inter alia, the following documents:
(a)	certified copies of board resolutions of the Vendor approving the sale of the SPA Sale Shares, the entry into and consummation of this Agreement as referred to in Clause 3.1(a);

(b)	a signed resignation letter from Mr. Michael Siu resigning from the positions of executive director, Chief Financial Officer and Company Secretary of the Issuer, to be effective upon the presentation to the board of directors of the Issuer before the completion of the Subscription Agreement between the Issuer and the Purchaser to be delivered to the Escrow Agent;

(c)	a signed resignation letter from each of Mr. Peter Fu and Mr. L C Wan, as independent directors of the Company, to be effective upon the presentation to the board of directors of the Issuer before the completion of the Subscription Agreement between the Issuer and the Purchaser to be delivered to the Escrow Agent;

(d)	a certified true copy of the minutes of a meeting of the board of directors of the Issuer at which the directors have approved, subject to Completion:
(i)	the registration of the Purchaser and/or its nominees, as applicable, as shareholders of the Issuer in respect of the SPA Sale Shares;

(ii)	the appointment of Mr. Zhenwei Lu as an executive director of the Issuer effective immediately after the presentation of Mr. Michael Siu’s resignation but in any event before the completion of the Subscription Agreement between the Issuer and the Purchaser; and

(iii)	the appointment of Mr. Yibing Zhang as the Chief Financial Officer and Company Secretary effective immediately after the presentation of Mr. Michael Siu’s resignation but in any event before the completion of the Subscription Agreement between the Issuer and the Purchaser;

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The resignation letters of the out-going directors as referred to in (ii), (iii) and Clause 5.3 (b) and (c) above shall contain a confirmation under seal that each of them has no claim (and, in so far there is any, unconditionally waiving any such claim) whatsoever against the Issuer for loss or termination of office;
(e)	signed copies of the Escrow Agreement entered into pursuant to this Agreement and the Placing Agency Agreement;

(f)	certified copies of all powers of attorney or other authorities under which any of the documents referred to in this Clause 5.3 is executed;

(g)	subject to the satisfaction of Clauses 3, 5 and other terms and conditions of this Agreement and the Escrow Agreement, on the Completion Date, the Vendor shall deliver the newly issued share certificates representing the SPA Sale Shares to the Purchaser on the Completion Date and concurrently provide certified copies of the same to the Escrow Agent and other parties that the Purchaser may designate; the Purchaser shall provide a confirmation of receipt of such certificates to both the Vendor and the Escrow Agent.
5.4	On the Completion Date, unless the Vendor and the Purchaser have agreed to settle the payment of the consideration in any other manner, the Purchaser shall issue an irrevocable written instruction for the transfer of consideration under this Agreement (“SPA Escrow Amount”) in immediately available funds and in US dollars through the Clearing House Automatic Transfer System (“CHATS”) to an interest-bearing escrow account designated by and held under in the name of the Escrow Agent.
5.5	On the Completion Date, the Purchaser shall:
(a)	deliver to the Vendor certified copies of board resolutions of the Purchaser approving the entering into and performance of this Agreement and the execution of all other documents contemplated hereunder as referred to in Clause 3.1(b);

(b)	deliver signed copies of the Escrow Agreement entered into pursuant to this Agreement and the Placing Agency Agreement; and

(c)	provide certified copies of all powers of attorney or other authorities under which any of the documents referred to in this Clause 5.5 is executed.

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5.6	Subject to the satisfaction of Clauses 3, 5 and other terms and conditions of this Agreement and the Escrow Agreement, on the Completion Date and with a written instruction issued jointly by both the Vendor and the Purchaser to the Escrow Agent for the release of the SPA Escrow Amount, in accordance with the Escrow Agreement, the Escrow Agent shall release the SPA Escrow Amount to a bank account designated by the Vendor and specified in the Escrow Agreement or the Vendor and Purchaser may settle the payment in any other manner as agreed by the Vendor and the Purchaser; the Vendor shall issue a confirmation to the Purchaser and the Escrow Agent confirming the receipt of the SPA Escrow Amount.

5.7	Subject to the satisfaction of Clauses 3, 5 and other terms and conditions of this Agreement and the Escrow Agreement, on the Completion Date, the Vendor shall cause the Issuer to issue a written instruction to the Share Transfer Agent authorizing and requesting the Share Transfer Agent to enter and record the name of the Purchaser and/or its nominee, in the register of members of the Issuer as registered shareholder of the Issuer. The Vendors shall cause the Issuer to take necessary steps to update the copy of the register of members maintained at the registered office of the Issuer in the British Virgin Islands in accordance with the relevant laws and regulations.
6.	DEFAULT UNDER CLAUSES 3 AND 5
6.1	Neither the Vendor nor the Purchaser is obliged to complete this Agreement until the parties comply fully with the conditions precedent and the completion requirements as set out in Clauses 3 and 5.

6.2	If in any respect the requirements as set out in Clause 5.2, 5.3, 5.4, 5.5, 5.6 and 5.7 are not complied with on the Completion Date, the non-defaulting party may:–
(a)	defer Completion to a date not more than one month after the Completion Date (in which case this Clause shall apply to Completion as so deferred); or

(b)	proceed to Completion so far as practicable and in any case without prejudice to its rights under this Agreement; or

(c)	rescind this Agreement (other than Clauses 14, 16, 17, and 20) without prejudice to the rights of either party in respect of antecedent breaches.

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7.	REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS BY THE VENDOR
7.1	The Vendor hereby unconditionally and irrevocably represents and warrants to and undertakes with the Purchaser that the statements in Schedule 3 are as at the date hereof and will be for all times up to and including the Completion Date, true and correct in all respects and not misleading in any respect.

7.2	The Purchaser’s rights in respect of each of the said Vendor’s Warranties contained in this Agreement (including all Schedules) will survive Completion and continue in full force and effect notwithstanding Completion and shall not be affected by any information relating to the Issuer of which the Purchaser has knowledge (however acquired and whether actual, imputed or constructive).

7.3	Prior to Completion, if any of the Vendor’s Warranties set out in this Clause 7 and Schedule 3 is found to be untrue, inaccurate or misleading or has not been fully and/or punctually carried out in any respect, or in the event of the Vendor becoming unable or failing to do anything required under this Agreement to be done by it at or before the Completion Date, and if any of the aforesaid comes to the knowledge of the Vendor, the Vendor shall forthwith notify the Purchaser thereof, and in all these events, the Purchaser shall not be bound to procure the completion of the sale and purchase of the SPA Sale Shares and may by notice in writing rescind this Agreement, in which event the parties shall be discharged from their respective further obligations hereunder except for their obligations under Clauses 14, 16, 17 and 20 and without prejudice to the rights of either party in respect of antecedent breaches.

7.4	The Vendor’s Warranties set out in each paragraph of Schedule 3 shall be separate and independent and save as expressly provided shall not be limited by reference to any other paragraph or anything in this Agreement or the Schedules.

7.5	The Vendor’s Warranties set out in each paragraph of Schedule 3 shall be deemed to be repeated as at Completion as if all references therein to the date of this Agreement were references to the Completion Date.

7.6	In the event of discovery, after Completion, of either breach or non-fulfillment, of any of the Vendor’s Warranties made or given by the Vendor in this Agreement or any matter the subject of such Vendor’s Warranties not being as represented, warranted or undertaken with the result that:
(a)	any asset or contract of any member of the Group which has been included in the Audited Accounts thereby cease to belong to the relevant member of the Group or is affected by third party interests; or

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(b)	any member of the Group thereby has incurred or is or becomes under any liability which it would not have incurred but for such event; or

(c)	the net assets of any member of the Group are diminished or less than they would have been had no such breach occurred, then the Vendor agrees to pay to, upon written request of the Purchaser, the relevant member of the Group either:–
(i)	an amount sufficient to make good the diminution in the amount or value of the asset or contract or all loss occasioned by or arising out of such liability; or

(ii)	an amount equal to the diminution thereby caused in the value of the SPA Sale Shares.
7.7	The Vendor hereby agrees to indemnify the Purchaser and, upon written request of the Purchaser, the relevant member of the Group and keep the same indemnified in respect of all their costs (including all their legal costs) or expenses which the Purchaser and/or the relevant member of the Group may incur either before or after the commencement of any action in connection with:–
(a)	the settlement of any claim that any of the Vendor’s Warranties are untrue or misleading or have been breached;

(b)	any legal proceedings in which the Purchaser claims that any of the Vendor’s Warranties are untrue or misleading or have been breached and in which judgment is given for the Purchaser; or

(c)	the enforcement of any such settlement or judgment.
7.8	The Vendor hereby agrees to indemnify and keep indemnified the Purchaser in full from and against all liabilities, losses, damages, claims, costs and expenses (including legal costs and expenses on a full indemnity basis) incurred by the Purchaser and arising whether directly or indirectly as a consequence of any breach by the Vendor of any of its obligations, commitments, undertakings, agreements, representations, warranties and indemnities under or pursuant to this Agreement.

7.9	These rights of the Purchaser under Clauses 7.6, 7.7 and 7.8 shall be in addition and without prejudice to any other rights and remedies available to it under this Agreement or otherwise, which rights and remedies are hereby specifically reserved.

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7.10	The Vendor shall not be liable for any claim in respect of the Vendor’s Warranties and this Agreement unless:
(a)	the Vendor shall have received from the Purchaser written notice of such claim specifying in reasonable details the event or default to which the claim relates and the nature of the breach not later than the expiry of a period of 24 months after the Completion Date;

(b)	the aggregate amount of liability of the Vendor for all claims made in respect of the Vendor’s Warranties or otherwise under the terms of this Agreement shall not exceed US$5,000,000;

(c)	the amount recoverable from the Vendor in respect thereof is in excess of US$100,000 or if any claim is below US$100,000, when aggregated with any other amounts so recoverable by the Purchaser in respect of any other claims below US$100,000 exceeds US$100,000, and under these circumstances, the Vendor shall be liable for all amounts so claimed.
7.11	From the date of this Agreement until the Completion Date, save as those approved otherwise by board resolution before the date of this Agreement, the Vendor shall procure that (save with the prior consent in writing of the Purchaser or as contemplated under this Agreement) each member of the Group:–
(a)	shall use reasonable efforts to preserve its present business organizations, operations and relationships and maintain all necessary licences relating to the operation of the business such that such licenses will not be revoked as a result of the sale and purchase of the SPA Sale Shares;

(b)	shall use reasonable efforts to preserve its rights, franchises, goodwill and relations with its customers and others with whom it conducts business;

(c)	shall not make any change in their respective share capital or registered capital or rights attaching thereto or do or permit to be done any act, deed or thing which might result in any such change, except for the issuance of Subscription Securities pursuant to the Subscription Agreement;

(d)	shall not borrow or otherwise raise money or incur or discharge any indebtedness or create any security where the individual amount of any of such borrowing, indebtedness or security shall exceed US$100,000 and/or where the aggregate amount of all of such borrowing, indebtedness or security shall exceed US$300,000 (including shareholders’ loan);

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(e)	shall not enter into or terminate any contract (other than in its ordinary course of business) or enter into any capital commitment or undertake or incur any contingent liability;

(f)	shall carry on its business in the ordinary course in a manner consistent with past practices and shall not in any respect depart from the ordinary course of its day to day business;

(g)	shall not create or permit to arise any lien, charge, pledge, mortgage or other security interest or third party right or interest on or in respect of any of its undertaking, property or assets;

(h)	shall not declare, pay or make any dividends or other distributions;

(i)	shall not appoint or remove any directors or officers or members of the senior management of the Group, except (1) as contemplated hereunder as conditions precedent to the Completion and (2) in connection with the appointment of individuals currently serving as senior executive officers of the Issuer as consultants to the Issuer as contemplated hereunder as conditions precedent to the Completion;

(j)	shall not increase or agree to increase the remuneration, commission and any benefit in kind of its directors, employees or officers or make any loan or other payment or confer any benefit upon any such person or any of their dependents or engage or dismiss any senior officers or have the terms of their employment varied, except (1) as contemplated hereunder as conditions precedent to the Completion and (2) in connection with the appointment of individuals currently serving as senior executive officers of the Issuer as consultants to the Issuer as contemplated hereunder as conditions precedent to the Completion;

(k)	shall not acquire or agree to acquire or dispose or agree to dispose of any asset or enter into any contract for such acquisition or disposal save in its ordinary course of business;

(l)	shall not alter or agree to alter the terms of any existing financing facilities or arrange any additional financing facilities other than in the ordinary course of business;

(m)	shall not alter, amend or vary the terms and conditions of any joint venture contract;

(n)	shall not compromise, settle, release, discharge or compound any material civil, criminal, arbitration or other proceedings or any material liability, claim, action, demand or dispute or waive any right in relation to any of the foregoing;

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(o)	shall not release, compromise or write off any material amount recorded in the books of account of the Issuer or its subsidiaries as owing by any debtors;

(p)	shall not propose or carry out any capital restructuring activities including but not limited to public or private placement, rights issue, consolidation, sub-division, except for the issuance of Subscription Securities pursuant to the Subscription Agreements;

(q)	shall procure that the terms of the engagement of auditors, legal advisers and other professional advisers be reasonable and negotiated in the best interests of the relevant member of the Group;

(r)	shall not take or omit any action which may adversely affect its information technology systems and equipment; and

(s)	shall maintain its books and records which shall be properly written up and accurately present and reflect in accordance with generally accepted accounting principles in the United States of America all the transactions entered into by each Group Company or to which each such Group Company has been a party so as to give and reflect a true and fair view of the financial, trading and contractual position of each such Group Company and of its fixed and current and contingent assets and liabilities and debtors and creditors, and the Vendor shall procure that the Purchaser be kept fully, punctually and regularly informed, in writing, of the affairs of the Group.
8.	REPRESENTATIONS AND WARRANTIES AS TO AUTHORITY AND LEGALITY

Each party hereto represents and warrants to the other that:
8.1	it has full power to enter into this Agreement and to exercise its rights and perform its obligations hereunder and (where relevant) all corporate and other actions required to authorise its execution of this Agreement and its performance of its obligations hereunder have been duly taken and this Agreement will, when executed by each of them, be a legal, valid and binding agreement on it and enforceable in accordance with the terms thereof; and

8.2	the execution, delivery and performance of this Agreement do not and will not violate in any respect any provision of any law or regulation or any order or decree of any governmental authority, agency or court of Hong Kong, the PRC, or the British Virgin Islands or any jurisdiction in which the party is incorporated or resides or any part thereof prevailing as at the date of this Agreement and as at Completion.

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9.	REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS OF THE PURCHASER
9.1	The Purchaser is duly incorporated, validly existing and in good standing under the laws of the British Virgin Islands.

9.2	The Purchaser is an “accredited investor” within the meaning of Rule 501(a)(3) under the Securities Act. The Purchaser has such knowledge, sophistication and experience in business and financial matters that it is capable of evaluating the merits and risks of an investment in the SPA Sale Shares; it has evaluated such merits and risks and has determined that it is able to bear the economic risk of an investment in the SPA Sale Shares for an indefinite period of time, in view of the restrictions on transfer set out in Clause 9.5.

9.3	The Purchaser is not a “U.S. person” as defined in Rule 902 of Regulation S; it is not organized or incorporated under the laws of any United States jurisdiction; and it was not formed for the purpose of investing in securities not registered under the Securities Act. The Purchaser’s principal place of business is located outside of the United States, and at the time of entering into this Agreement and at the Completion Date, the Purchaser was located outside the United States.

9.4	The Purchaser is purchasing the SPA Sale Shares solely for investment purposes, for its own account and not for the account or benefit of any other person, including any U.S. person, and not with a view or intent to the distribution or transfer thereof. The Purchaser has not entered into, and there does not exist, any agreement, arrangement or understanding with any other party for the sale, resale, pledge, transfer or assignment of all or any of the SPA Sale Shares or any interest therein, including without limitation any such agreement, arrangement or understanding relating to any trust, any option to sell or purchase or any equity swap or similar hedging arrangement pursuant to which the economic benefits and obligations of ownership of the SPA Sale Shares may be transferred to any other party.

9.5	The Purchaser agrees to resell the SPA Sale Shares only in accordance with the provisions of Regulation S, pursuant to an effective registration statement under the Securities Act, or pursuant to an available exemption from registration pursuant to the Securities Act, including the exemption from registration provided by Rule 144 under the Securities Act, if available.

9.6	The Purchaser agrees that the SPA Sale Shares will bear the applicable transfer restriction legend to reflect transfer restrictions referenced in Clause 9.5 above.

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9.7	The Purchaser agrees to indemnify and hold harmless the Issuer, its controlling persons (within the meaning of Section 15 of the Securities Act and Section 20 of the Securities Exchange Act) and their respective directors, officers, agents, shareholders and employees, from and against any and all liabilities, loss, cost or damage, together with all reasonable costs and expenses related thereto (including reasonable legal and accounting fees and expenses), arising from, relating to, or connected with the untruth, inaccuracy or breach of any statement, representation, warranty or covenant of the Purchaser contained in this Agreement.
10.	SEVERABILITY

If at any time any one or more provisions hereof is or becomes invalid, illegal, unenforceable or incapable of performance in any respect, the validity, legality, enforceability or performance of the remaining provisions hereof shall not thereby in any way be affected or impaired.

11.	ENTIRE AGREEMENT

This Agreement together with its Schedules constitutes the entire agreement and understanding between the parties in connection with the subject matter of this Agreement and supersedes all previous proposals, representations, warranties, agreements or undertakings relating thereto whether oral, written or otherwise and (save as expressly provided or reserved herein) neither party has relied on any such proposals, representations, warranties, agreements or undertakings.

12.	ACCESS

The Vendor shall procure that as from the date of this Agreement the Purchaser and any persons authorised by it shall be given full access to the employees, premises, plant, machinery, books of account, records and documents of the Group and the directors and employees of the Group shall be instructed to give promptly to the Purchaser and any persons authorised by it all information in relation to the Group that the Purchaser may request.

13.	TIME
13.1	Time shall be of the essence of this Agreement.

13.2	No time or indulgence given by any party to the other shall be deemed or in any way be construed as a waiver of any of its rights and remedies hereunder.

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14.	ANNOUNCEMENTS AND CONFIDENTIALITY
14.1	The Vendor hereby unconditionally and irrevocably undertakes to provide all such information known to it or which on reasonable enquiry ought to be known to it and relating to the Group as may reasonably be required by the Purchaser for the purpose of complying with any requirement of (i) any applicable law or Court order, or (ii) any governmental or regulatory authorities.

14.2	The company secretary of the Issuer will prepare and distribute a Shareholders’ Circular and an announcement relating to the Agreement and the Transaction in compliance with the securities laws of the United States and applicable NASDAQ listing rules. The parties further agree and acknowledge that such announcement will be filed with the SEC under cover of Form 6-K, and released through the NASDAQ press release web page. In addition, the parties hereto agree that the Issuer shall be permitted to issue an announcement upon the execution of the Transaction Documents prior to Completion. Except as set out in this Clause 14.2, each party (other than the Issuer) hereby undertakes that no public announcement or communication which is material in relation to the Transaction shall be made or despatched by any party to this Agreement between the date hereof and the Completion Date without the prior written consent of the Issuer and as to the content, timing and manner of making or despatch thereof, which consent shall not be unreasonably withheld. In addition, the Vendor hereby agrees that all announcements and communication in relation to the Transaction shall only be made through the company secretary of the Issuer.

14.3	Subject to Clause 14.2, neither of the parties shall make, and the Vendor shall procure that the Group will not make any announcement or release or disclose any information concerning this Agreement or the transactions herein referred to or disclose the identity of the other parties (save disclosure to their respective professional advisers under a duty of confidentiality) without the prior written consent of the other party.

14.4	This Clause shall remain effective notwithstanding Completion or termination of this Agreement.
15.	ASSIGNMENT

This Agreement shall be binding on and shall enure for the benefit of the successors and assigns of the parties but shall not be assigned by any party without the prior written consent of the other party.

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16.	NOTICES AND OTHER COMMUNICATION
16.1	Any notice or other communication to be given under this Agreement shall be in writing and delivered personally or sent by pre-paid post or by facsimile or telex. Any such notice or communication shall be sent to the party to whom it is addressed and must contain sufficient reference and/or particulars to render it readily identifiable with the subject-matter of this Agreement. Any notice or other communication given or made under this Agreement shall be delivered personally or sent by pre-paid post, facsimile or telex at the address or telex number or fax number of the relevant party set out below (or such other address or telex number or fax number as the addressee has by five (5) Business Days prior written notice specified to the other parties):–

To the Vendor

Address	:	Room 4301, 43/F., Central Plaza
18 Harbour Road, Wanchai
Hong Kong
Fax Number	:	+852 2858 1544
Attention	:	Mr. Qian Xu

To the Purchaser

Address	:	5/F, B&H Plaza, 27 Industry Ave
Shekou, Shenzhen 518067
China
Fax Number	:	+86- 755- 2689 2899
Attention	:	Mr. Lu Zhenwei
16.2	Any such notice, demand or communication shall be deemed to have been duly served:–
(a)	if given or made by hand, when delivered;

(b)	if given or made by letter within Hong Kong, two (2) Business Days after posting;

(c)	if given or made by letter outside Hong Kong, seven (7) Business Days after posting; and

(d)	if given or made by facsimile or telex, when despatched with confirmed answerback.

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17.	COSTS AND EXPENSES

The Vendor shall bear all legal and professional fees, costs and expenses incurred by the parties in the negotiation, preparation, execution and completion of this Agreement. The stamp duty incurred in connection with this Agreement (if any) shall be borne by the Vendor.

18.	FURTHER ASSURANCE

At all times after the date hereof, the parties shall at their own expense execute all such documents and do such acts and things as may reasonably be required for the purpose of giving full force and effect to this Agreement.

19.	COUNTERPART

This Agreement may be executed in one or more counterparts, each of which so executed shall constitute an original and all of which together individually or otherwise executed by all parties will constitute one and the same document.

20.	GOVERNING LAW

This Agreement shall be governed by and construed in accordance with the laws of Hong Kong and the parties agree to submit to the non-exclusive jurisdiction of the courts of Hong Kong.
IN WITNESS whereof this Agreement has been executed on the day and year first above written.

SIGNED by	)
For and on behalf of	)
BEIJING HOLDINGS LIMITED	)
in the presence of:	)

SIGNED by	)
For and on behalf of	)
CHINA BIOTECH HOLDINGS LIMITED	)
in the presence of:	)

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SCHEDULE 1
PARTICULARS OF THE ISSUER
The Issuer

Name	:	China Technology Development Group Corporation

Place of incorporation	:	British Virgin Islands

Date of incorporation	:	September 19, 1995, with IBC No. 161076

CUSIP number	:	G84384109

Authorised share capital	:	US$25,000,000 divided into 2,500,000,000 shares of US$0.01 each to be increased to US$50,000,000 upon the approval and adoption of the Amended and Restated Memorandum and Articles of Association by the members of the Issuer

Issued share capital	:	US$113,095 divided into 11,309,497 shares of US$0.01 each

Directors	:	Name	Positions with the Issuer

		Changshan Zhao	Chairman of the Board and Executive Director
		Xu Qian	Chief Executive Officer and Executive Director
		Alan Li	Co-Chief Executive Officer (Greater China) and Executive Director
		Ju Zhang	Executive Director
		Michael Siu	Chief Financial Officer, Secretary and Executive Director
		Peter Fu	Independent Director
		L C Wan	Independent Director
		Meng Wan	Independent Director
		Yezhong Ni	Independent Director
		Weidong Wang	Independent Director
		Xinping Shi	Independent Director

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SCHEDULE 2
GROUP STRUCTURE CHART
Corporate and share ownership structure as of October 31, 2006:

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SCHEDULE 3
REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS OF THE VENDOR
In this Schedule, save for and to the extent the context otherwise requires, references to a “Group Company” shall be construed as a reference to the Issuer or any subsidiary of the Issuer individually and each representation, warranty or undertaking shall be deemed to have been given in respect of each such Group Company.
1.	General Information and Powers of the Vendor
(A)	The execution, delivery and performance of this Agreement by the Vendor do not and will not violate in any respect any provision of (i) the laws and documents incorporating and constituting the Issuer prevailing as at the date of this Agreement and as at Completion; or (ii) any mortgage, contract or other undertaking or instrument to which the Vendor is a party or which is binding upon it or any of its assets, and does not and will not result in the creation or imposition of any encumbrance on any of its assets pursuant to the provisions of any such mortgage, contract or other undertaking or instrument.

(B)	As at the date of this Agreement and immediately prior to Completion, the information set out in the Recitals and Schedules to this Agreement is true, accurate and complete.

(C)	The Shares are listed for trading on NASDAQ.

(D)	Neither the Issuer nor any of its directors or officers is in breach of the securities laws of the United States, the rules and regulations of the SEC and NASDAQ nor has any of them committed any act or omission which constitutes a violation of the securities laws of the United States a breach of the rules and regulations of the SEC and NASDAQ.

(E)	All published information as filed by the Issuer regarding the Group is true, accurate and not misleading in all material respects.

(F)	All information about each Group Company which, if disclosed, may reasonably have been expected to affect the decision of the Purchaser to enter into this Agreement or cause it to seek additional contractual obligations, has been fully and freely disclosed to the Purchaser in writing prior to the date of this Agreement.

(G)	All information disclosed to the Purchaser by the Vendor is true, accurate and not misleading in all material respects and the Vendor has not withheld any other information or facts the omission of which will make the information made available to the Purchaser incorrect or misleading.

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2.	SPA Sale Shares
(A)	The SPA Sale Shares were allotted and issued fully paid in accordance with the Memorandum and Articles of Association of the Issuer and in compliance with all relevant laws of the British Virgin Islands and rank pari passu in all respects inter se and with all other Shares.

(B)	The SPA Sale Shares are free from any liens, charges, encumbrances, claims, equities or pre-emptive or third party rights of whatsoever nature and together with all rights and entitlements attaching thereto.

(C)	There is no agreement or commitment outstanding which calls for the allotment of or issue or accords to any person the right to call for the allotment or issue of any shares in or securities or debentures of each Group Company except for the transactions contemplated under the Subscription Agreement.
3.	Compliance with Legal Requirements
(A)	Each Group Company is duly incorporated and in good standing and, has properly complied with all filing and registration requirements in respect of corporate or other documents imposed under the relevant laws of the jurisdiction in which it was incorporated.

(B)	Each Group Company and its directors (in their capacity as such) has complied with all relevant legislation, rules and regulations, obtained and complied with all necessary consents and licences (if any) to carry on the business of the development and sale of internet security products and services and nutraceuticals business whether in the country, territory or state in which it is incorporated or elsewhere, including (but without limitation) legislation relating to the operation of business of each Group Company, securities, real property, Taxation and prevention of corruption and have complied with all legal requirements in relation to any transactions to which it is or has been a party prior to Completion.

(C)	Neither the Vendor nor any of its affiliates nor any person acting on its or their behalf (1) has, directly or indirectly, made offers or sales of any security, or solicited offers to buy, or will do so, or otherwise negotiated in respect of, any security, under circumstances that would require the registration of the SPA Sale Shares under the Securities Act or (2) has engaged, or will engage, in any form of general solicitation or general advertising (within the meaning of the Securities Act) in connection with any offer or sale of the SPA Sale Shares. Neither the Vendor, its affiliates nor any persons acting on its or their behalf has engaged or will engage in any directed selling efforts with respect to the SPA Sale Shares and it and they have complied and will comply with the offering restrictions requirement of Regulation S.

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4.	Accounts
(A)	The Audited Accounts:–
(i)	were prepared in accordance with applicable laws and with generally accepted accounting principles, standards and practices in the United States of America (including all applicable rules and standards of SEC, the American Institute of Certified Public Accountants, the Financial Accounting Standards Board and the Public Company Accounting Oversight Board) at the time they were prepared;

(ii)	are complete and accurate, correctly make or include full provision for any bad and doubtful debts and all established liabilities, make proper and adequate provision for (or contain a note in accordance with good accounting practice respecting) all deferred, disputed or contingent liabilities (whether liquidated or unliquidated) and all capital commitments of the Group as at the Accounts Date and the reserves and provisions (if any) made therein for all Taxation relating to any period on or before the Accounts Date are proper and adequate;

(iii)	fairly present the consolidated financial position, results of operations, earnings and cash flow of the Group as at the respective dates and for the periods indicated therein and such financial statements have been prepared in accordance with applicable accounting standards; and

(iv)	correctly include all the assets of the Group as at the Accounts Date and the rate of depreciation adopted therein is sufficient for each of the fixed assets of the Group to be fully depreciated by the end of their estimated lives.
(B)	The Management Accounts:–
(i)	(a) were prepared in accordance with the accounting policies of the Group in preparing management accounts and the notes, if any, set out therein, and (b) in respect of which the accounting policies adopted by the Group in preparing the Audited Accounts have been consistently applied (except where accounting policies, standards and practices have been changed, the new principles, standards and practices have been applied); and

(ii)	show a fair view of the assets and liabilities and profits and losses of the Group as at and up to the Management Accounts Date and the Group’s results for the financial period ended on that date, subject to any year end audit adjustments.

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(C)	The accounting and other books and records of each of Group Company are in its possession, have been properly written up and accurately present and reflect in accordance with generally accepted accounting principles and standards all the transactions entered into by each Group Company or to which each such Group Company has been a party and there are at the date hereof and as at Completion no material inaccuracies or discrepancies of any kind contained or reflected in any of the said books and records, and that at the date hereof they give and reflect a true and fair view of the financial, trading and contractual position of each such Group Company and of its fixed and current and contingent assets and liabilities and debtors and creditors.

(D)	Since the Accounts Date and save as disclosed or reflected in the Management Accounts:–
(i)	none of the Group Companies has entered into any material contracts or commitments binding on it (other than contracts entered into in the ordinary course of its business) and there has not been any acquisition or disposal by any Group Company of material fixed or capital assets or any agreement to effect the same;

(ii)	there has not been any creation of liabilities by any Group Company (other than on normal commercial terms in the ordinary course of its business);

(iii)	no event has occurred as regards any Group Company which would entitle any third party to terminate any material contract or any material benefit enjoyed by such Group Company or call in any material amount of money before the normal due date therefor or indebtedness;

(iv)	none of the Group Companies has created any mortgage or charge on the whole or any part of its assets;

(v)	none of the Group Companies has borrowed except from bankers and shareholders in the ordinary course of its day to day trading operation or increased any secured liability;

(vi)	the business of each Group Company has been carried on in the ordinary and usual course and in the same manner (including nature and scope) as in the past; no fixed asset or stock has been written up nor any debt written off, and, except as set forth in clause (i) above, no unusual or abnormal contract has been entered into by any Group Company.

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5.	Assets
(A)	The assets included in the Management Accounts and/or the Accounts or acquired since the Accounts Date and all assets used or owned by or in the possession of each Group Company:
(i)	are legally and beneficially owned by that Group Company free from any mortgage, charge, lien or similar encumbrance any hire-purchase agreement or agreement for payment on deferred terms or bills of sale or lien, charge or other encumbrance;

(ii)	are in the possession or under the control of that Group Company;

(iii)	where purchased on terms that property does not pass until full payment has been made, have been paid for in full by that Group Company; and

(iv)	comprise all the assets, property and rights which that Group Company owns or which it uses or requires for the purpose of carrying on its business.
6.	Taxation
(A)	Each Group Company has complied with all relevant legal requirements relating to registration or notification for Taxation purposes.

(B)	The Issuer and each of its subsidiaries has, on a timely basis, filed all necessary tax returns and notices and has paid or made provision for all applicable taxes of whatever nature for all tax years to the date hereof to the extent such taxes have become due or have been alleged to be due; the Issuer is not aware of any material tax deficiencies or material interest or penalties accrued or accruing or alleged to be accrued or accruing, thereon with respect to itself or any of its subsidiaries which have not otherwise been provided for by the Issuer.
7.	Loans
(A)	The total amount borrowed by each Group Company (as determined in accordance with the provisions of the relevant instrument or document) does not exceed any limitation on its borrowing powers contained in its articles of association or equivalent constitutional document, or in any debenture or other deed or document binding upon it.

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(B)	No material outstanding indebtedness of any Group Company has become payable by reason of default by the Group Company and no event of default has occurred or is pending which with the lapse of time or the fulfillment of any condition or the giving of notice may result in any such indebtedness becoming so payable prior to maturity or in the event that there has been any event of default under any facilities which would have entitled the lender(s) to require early repayment of the outstanding amounts under the facilities, the lender(s) have waived their rights to require early repayment.
8.	Litigation

Except as disclosed or reflected in the Audited Accounts and Management Accounts, no Group Company is a party to any litigation, arbitration or prosecutions or to any other legal or contractual proceedings or hearings or administrative or criminal proceedings before any statutory, regulatory or governmental body, department, board or agency or to any material disputes or to or the subject of any investigation by any authority in the place where the business of the Group Company is conducted and no litigation, arbitration, prosecution or other legal or contractual proceedings or administrative or criminal proceedings or investigations are threatened or pending either by or against any Group Company and there are no facts or circumstances, subsisting which might give rise to any such proceeding, investigation, hearing or to any dispute or to any payment and there are no unfulfilled or unsatisfied judgment or court orders against any Group Company.

9.	Contracts and Commitments
(A)	Except as disclosed or reflected in the Audited Accounts and Management Accounts, there is not now outstanding nor, save and except for such contracts or agreements which may be entered into by any Group Company pursuant to this Agreement, will there be outstanding at Completion with respect to any Group Company:–
(i)	any agreement (whether by way of guarantee, indemnity, warranty, representation or otherwise) under which any Group Company is under any actual or contingent liability in respect of the obligations of any person other than the relevant Group Company;

(ii)	any contract to which any Group Company is a party which is of a long-term (i.e. more than one year) and non-trading nature or contains any unusual or unduly onerous provision disclosure of which could reasonably be expected to influence the decision of the Purchaser in purchasing the SPA Sale Shares;

(iii)	any sale or purchase option or similar agreement affecting any assets owned or used by any Group Company (with a value in the books of account of such Group Company in excess of HK$500,000) except those entered into the ordinary course of day to day trading;

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(iv)	any management agreements, joint venture agreements, agency agreements or any form of agreement whatsoever which entitles any person to bind any Group Company contractually, to settle, negotiate or compromise any accounts or claims or to collect, receive or share in any balances or sums payable to any Group Company save in the ordinary course of business;

(v)	any contract to which a Group Company is a party (except contracts with employees) and which is a contract for the sale of shares or assets which contains warranties or indemnities under which the Group Company still has a remaining liability or obligation;

(vi)	any contract to which a Group Company is a party in respect of which any other party is in material breach; or

(vii)	contractual arrangements between the Group Company and any party which will or may be legally terminated as a result of the execution or completion of this Agreement, the Subscription Agreement or any related agreement.
(B)	No Group Company is under any obligation, or party to any contract, which cannot readily be fulfilled or performed by it on time and without undue or unusual expenditure of money or effort and which is material in the context of the Group’s business as a whole.
10.	Intellectual Property
(A)	The Intellectual Property Rights comprise all the intellectual property rights used or required for the purposes of the business of the Group (including trade names) which are material in the context of the Group’s business and all of the same are valid, in full force and effect, registered (where applicable) in the name of the relevant Group Company or the relevant licensor, not subject to renewal or re-registration within three months of the date hereof, and in the sole legal and beneficial ownership or the subject of valid licences held by the relevant Group Company.

(B)	The Group has not granted and is not obliged to grant any licences or assignments under or in respect of any Intellectual Property Rights or to disclose or provide know-how, trade secrets, technical assistance, confidential information or lists of customers or suppliers to any person outside the Group; and no such disclosure has been made.

(C)	The carrying of the material business of the Group in the ordinary and usual course as at present will not infringe any intellectual property rights of any third party or give rise to any commission, royalty or like fee of a material amount or require any consent to be obtained which is material in the context of the Group’s business.

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(D)	All fees for the grant or renewal of the Intellectual Property Rights of or used in the Group’s business and which rights are material to the Group have been paid on demand or will be paid in due course and no circumstances exist which might lead to the cancellation, forfeiture or modification of any such Intellectual Property Rights or to the termination of or any claim for damages under any licence of Intellectual Property Rights to the relevant Group company.
11.	Insolvency
(A)	No order has been made or resolution passed for the winding up of a Group Company and there is not outstanding:–
(i)	any petition or order for the winding up of a Group Company;

(ii)	any receivership of the whole or any part of the undertaking or assets of a Group Company;

(iii)	any petition or order for the administration of a Group Company; or

(iv)	any voluntary arrangement between a Group Company and any of its creditors.
(B)	There are no circumstances which are known, or would on reasonable enquiry be known, to the Vendor and which would entitle any person to present a petition for the winding up or administration of a Group Company or to appoint a receiver of the whole or any part of its undertaking or assets.

(C)	No distress, execution or other process has been levied against any Group Company or action taken to repossess goods in the possession of any Group Company.

(D)	No floating charge created by any Group Company has crystallized and there are no circumstances likely to cause such a floating charge to crystallize.

(E)	None of the Group Companies is or has been a party to any transaction which may be avoided in a winding up.

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SCHEDULE 4
ESCROW AGREEMENT
See Attached

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Dated November 27, 2006
Beijing Holdings Limited
China Internet Technology Co. Ltd.
CMEC Ceramics Holdings Limited
Perfect Capital Holdings Limited
and
China Merchants Securities (HK) Co. Ltd

Placing Agency Agreement
relating to
Shares Of China Technology Development
Group Corporation

Baker & McKenzie
14/F, Hutchison House
10 Harcourt Road
Hong Kong Special Administrative Region, China

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EXHIBIT

Exhibit 1	Placees’ List	341

SCHEDULES

Schedule 1	Vendors’ Representations and Warranties	342
Schedule 2	Selling Restrictions	348
Schedule 3	Purchaser’s Letter	350
Schedule 4	Details of the Placing Sale Shares	354
Schedule 5	Escrow Agreement	355

Execution		356

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THIS AGREEMENT is dated November 27, 2006 and made
BETWEEN:
(1)	Beijing Holdings Limited, whose registered address is at Room 4301 Central Plaza, 18 Harbour Road, Wanchai, Hong Kong (“Beijing Holdings”);

China Internet Technology Co. Ltd., whose legal address is at Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands (“China Internet”);

CMEC Ceramics Holdings Limited, whose legal address is at Akara Building, 24 Des Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands (“CMEC”);

Perfect Capital Holdings Limited, whose legal address is at Offshore Incorporations Limited, P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (individually, “Vendor” and collectively, “Vendors”); and

(2)	China Merchants Securities (HK) Co. Ltd., whose registered office is 48F, One Exchange Square, Central, Hong Kong (“Placing Agent”).
RECITALS:
(A)	each of the Vendors is legal and beneficial owner of the Placing Sale Shares in China Technology Development Group Corporation (“Issuer”), a company with limited liability incorporated under the laws of the British Virgin Islands whose ordinary shares are listed for trading on NASDAQ (“Shares”); the number of Placing Sale Shares each Vendor holds is set opposite its name in Schedule 4; and
(B)	each of the Vendors has agreed in respect of its Placing Sale Shares to appoint the Placing Agent and the Placing Agent has agreed to act as the sole placing agent for each of the Vendors in respect of its Placing Sale Shares for the purpose of procuring, as agent of the Vendors, Placees for the Placing Sale Shares (as defined below) on terms and subject to conditions set out in this Agreement.

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THE PARTIES HEREBY AGREE THAT:–
1.	DEFINITIONS AND INTERPRETATION
1.1	In this Agreement (including the Recitals above), the following expressions have the following meanings:–

“Accounts”	means the audited consolidated balance sheet and profit and loss account of the Group for the year ended December 31, 2005;

“Affiliates”	means the persons that directly, or indirectly through one or more intermediaries, control or are controlled by, or are under the common control with, the person specified as defined in Rule 405 under the Securities Act;

“Agreement”	means this placing agreement as amended from time to time by agreement in writing duly executed by the Parties;

“Business Day”	means any day, excluding Saturdays, on which banks in Hong Kong are generally open for business;

“Completion”	means completion of the Placing in accordance with Clause 4;

“Completion Date”	the date of Completion which, subject to the satisfaction of the conditions precedent set out in Clauses 2 and 4, shall be a date not later than 10 Business Days following the date of the Shareholders’ Meeting, or such other date as the parties may agree in writing;

“Conditions	Precedent” means the conditions of the Placing set out in Clause 2 hereof;

“Escrow Agent”	Arculli Fong & Ng;

“Escrow Agreement”	means the escrow agreement dated November 27, 2006, by and among the Escrow Agent, the Vendors and China Biotech Holdings Limited (“China Biotech”), in connection with the sale and the purchase of the Placing Sale Shares and the SPA Sale Shares in the form and substance substantially set out in Schedule 5;

“Expenses”	means the expenses relating to the Placing referred to in Clause 5.1(b) hereof;

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“Group”	means the Issuer and its subsidiaries and the expression “member of the Group” shall be construed accordingly;

“Hong Kong”	means the Hong Kong Special Administrative Region of the PRC;

“NASDAQ”	means The Nasdaq Stock Market, Inc.;

“Parties”	means the parties to this Agreement;

“Placees”	means the purchasers of the Placing Sale Shares pursuant to the terms and conditions of this Agreement;

“Placees’ List”	means the list of all Placees as attached hereto as Exhibit 1;

“Placing”`	means the offer by way of a private placing of the Placing Sale Shares by the Placing Agent on behalf of the Vendors to selected Placees identified in the Placees’ List upon the terms and subject to the conditions set out in this Agreement;

“Placing Announcement”	means the press announcement on the agreed form proposed to be issued by the Issuer immediately following the execution of this Agreement;

“Placing Period”	means the period commencing upon the execution of this Agreement and terminating on the Completion Date;

“Placing Price”	means the price of US$2.50 per Placing Sale Share;

“Placing Proceeds”	means the sum of the number of the Placing Sale Shares purchased by each Placee multiplied by the Placing Price; the Aggregate Placing Proceeds under the Agreement is US$10,625,000;

“Placing Sale Shares”	means the Shares to be sold by each of the Vendors in the number set opposite to its name in Schedule 4 being 4,250,000 Shares, representing approximately 38% of the Shares currently in issue;

“Registration Rights Agreement(s)”	means each of the agreements by and between the Issuer and each of China Biotech, Eastern Ceremony Group Limited (“Eastern Ceremony”), Harvest Smart Overseas Limited (“Harvest Smart”) and Beijing Holdings, which govern the rights of the parties to cause the Issuer to register the Registrable Securities as defined therein;

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“Regulation S”	means Regulation S under the Securities Act;

“Share Sale and Purchase Agreement”	means the agreement, dated November 27, 2006, by and between Beijing Holdings and China Biotech, for the sale and purchase of 2,000,000 Shares of the Issuer (“SPA Sale Shares”);

“Share Transfer Agent”	means American Stock Transfer and Trust Company;

“SEC”	means the United States Securities and Exchange Commission;

“Shareholders’ Circular”	means the circular attached to the proxy, to be dated on or about November 28, 2006, by the Board of Directors of the Issuer, to be distributed to the shareholders of the Issuer;

“Shareholders’ Meeting”	means the shareholders’ 2006 annual meeting of the Issuer, to be held on December 22, 2006, convened by the Board of Directors of the Issuer;

“Subscribers”	means China Biotech, Eastern Ceremony Group Limited and Harvest Smart Overseas Limited, being the purchasers of the Subscription Securities pursuant to the Subscription Agreements;

“Subscription Agreement(s)”	means each of the agreements, by and between the Issuer, and each of China Biotech, Eastern Ceremony and Harvest Smart, for the subscription of the Subscription Securities as defined therein;

“Subscription Securities”	means, in relation to each Subscriber as specified in the Subscription Agreement, the new Shares (“Subscription Shares”) and the warrants (“Warrants”) for the subscription of additional Shares (“Warrant Shares”) subscribed by such Subscriber pursuant to the Subscription Agreement;

“Transaction”	means, for purpose of this Agreement, the placing of the Placing Sale Shares pursuant to this Agreement;

“Transaction Documents”	shall mean this Placing Agency Agreement, the Subscription Agreements, the Registration Rights Agreements and the Share Sale and Purchase Agreement.

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1.2	In this Agreement:–
(a)	References to Recitals, Clause and Schedules are to the clauses and sub-clauses of, and the recitals and schedules to, this Agreement;

(b)	References to any statutory provision or any rule or regulation (whether or not having the force of law) shall be construed as references to the same as amended, varied, modified, consolidated or re-enacted from time to time and to any subordinate legislation made under such statutory provision;

(c)	Words importing the singular include the plural and vice versa, words importing one gender include every gender, and references to persons include bodies corporate and unincorporated; and

(d)	Headings are for ease of reference only and shall not affect the interpretation of this Agreement.
1.3	The Recitals and Schedules form part of this Agreement and shall have the same force and effect as if expressly set out in the body of this Agreement and any reference to this Agreement shall include the Recitals and the Schedules.

1.4	Each Vendor is acting severally, and not jointly or jointly and severally, under this Agreement. The representations and warranties given by the Vendors in this Agreement are provided on an individual basis by each of the Vendors and not jointly or jointly and severally by the Vendors.
2.	CONDITIONS PRECEDENT

Completion of this Agreement is conditional upon the following conditions being satisfied by a day agreed by the parties that is not later than 10 Business Days following the date of the Shareholders’ Meeting, or such other date as the parties may agree in writing:
(a)	there not having come to the attention of the Placing Agent at any time prior to Completion (i) any material breach of, or any event rendering untrue or incorrect in any material respect, any of the representations, warranties or undertakings referred to in Clause 6.1 or (ii) any breach of, or failure to perform, any of the other obligations of the Vendors which are required to be performed at or before Completion;

(b)	the Placing Agent completes on its own behalf, and procures from each of the Placees, a purchaser’s letter in form and substance as set out in Schedule 3 attached hereto and return the signed and dated purchaser’s letter to the Vendors prior to the Completion;

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(c)	the Shares, including the Placing Sale Shares, shall continue to be listed on NASDAQ;

(d)	the Placing Agent shall have provided a final Placees’ List to each Vendor no later than five (5) Business Days prior to the Completion of this Agreement specifying the number of Placing Sale Shares to be purchased by each Placee. A copy of the preliminary Placees’ List is attached hereto as Exhibit 1;

(e)	each Vendor shall separately provide a written certification on the Completion Date certifying that the Placing Sale Shares to be sold as set out in Schedule 4 of this Agreement are free and clear of all liens, charges and encumbrances, claims, options and third party rights and together with all rights attaching hereto as at the Completion Date, including the right to receive all dividends or other distributions declared, made or paid on the Placing Sale Shares at any time after the Completion Date;

(f)	execution of board resolutions of each of the Vendors, approving the entering into and performance of this Agreement, the sale of the Placing Sale Shares and the execution of all other documents contemplated hereunder;

(g)	execution of shareholders’ resolutions of each of the Vendors (except Beijing Holdings) approving the entering into and performance of this Agreement and the sale of the Placing Sale Shares;

(h)	the shareholders of the Issuer shall have approved all resolutions as set out in the Shareholders’ Circular including but not limited to the sale of Placing Sale Shares, the sale of SPA Sale Shares and the issuance and subscription of Subscription Securities;

(i)	the execution and completion of all necessary corporate and legal documents by the relevant parties including specifically, the Transaction Documents (except the Subscription Agreement and Registration Rights Agreement between the Issuer and China Biotech). Each party hereby acknowledges and agrees that the completion of this Agreement and completion of the Share Sale and Purchase Agreement, the Subscription Agreements and the Registration Rights Agreements (except the Subscription Agreement and Registration Rights Agreement entered into between the Issuer and China Biotech) shall occur simultaneously;

(j)	the Issuer shall have filed a supplemental listing application and obtained the necessary approval from NASDAQ for the listing of the Subscription Shares and Warrant Shares that would be currently issuable upon exercise of the Warrants;

(k)	the Vendors shall have entered into the Escrow Agreement and appointed the Escrow Agent in connection with the sale and purchase of the Placing Sale Shares and the SPA Sale Shares;

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(l)	the Placing Agent shall have produced a written confirmation for the benefit of the Vendors evidencing that each Placee has deposited with the Placing Agent sufficient cash in the same amount to be paid by such Placee for the purchase of the relevant number of Placing Sale Shares as set out in the respective purchaser’s letter no later than five (5) Business Days prior to the Completion Date;

(m)	seven (7) Business Days prior to the Completion of the Agreement, each Vendor shall prepare or cause the Share Transfer Agent to prepare new share certificates representing its respective holding of the Placing Sale Shares bearing the appropriate Securities Act legend, duly executed in favor of the Placees identified in the Placees’ List in amounts as specified therein;

(n)	the newly issued share certificates representing the Placing Sale Shares shall be delivered by the Share Transfer Agent and received by the Vendors one (1) Business Day before the Completion Date.
3.	APPOINTMENT OF THE PLACING AGENT AND PLACING
3.1	Appointment

Subject to the provisions of this Agreement and in respect of its Placing Sale Shares, each of the Vendors hereby appoints the Placing Agent as the sole placing agent to the exclusion of all others and the Placing Agent, relying on the representations, warranties and undertakings herein contained and subject to the conditions set out in this Agreement agrees to act as agent for each of the Vendors during the Placing Period to procure Placees on a best efforts basis to purchase the Placing Sale Shares from the Vendors at the Placing Price per Share and on terms and subject to the conditions set out in this Agreement.

3.2	Powers

Each Vendor hereby confirms that this appointment confers on the Placing Agent:–
(a)	all power and authority to obtain duly executed purchaser’s letters from prospective Placees, and to enter into contracts on behalf of each Vendor (subject to and in accordance with the terms and conditions described herein) with, prospective Placees, and on behalf of each Vendor to execute and deliver any and all documents and generally to do all such other lawful and proper acts and things as the Placing Agent may consider necessary or desirable to effect the Placing and the selling of the Placing Sale Shares to the Placees thereof; and

(b)	all other powers, authorities and discretions on behalf of each Vendor which are necessary for, or reasonably incidental to, the lawful making of the Placing and the due performance of this Agreement,

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and each Vendor hereby agrees to ratify and confirm everything which the Placing Agent shall lawfully and reasonably do on its behalf in the exercise of such appointment, powers, authorities and discretions or otherwise pursuant to the terms of this Agreement.

3.3	Selling Restrictions

The Placing Agent confirms, acknowledges and undertakes to each Vendor that it will comply and cause any and all of its Sub-Agents (if any) to comply with the selling restrictions and other provisions set out in Schedule 2 of this Agreement. The Placing Agent also confirms and undertakes to each Vendor not to, directly or indirectly, offer, sell or deliver any Placing Sale Shares or distribute or publish any documents (including, without limitation to the foregoing, any prospectus, form of application, offering circular, advertisement or other offering material or any report or other document calculated to invite or lead to offers or agreements being made to purchase the Placing Sale Shares) or make any representations or statements in relation to the Placing in any country or jurisdiction except where such offer, sale or delivery is made under circumstances that shall not result in or constitute a violation of any applicable laws and regulations or give rise to a requirement for any prospectus to be published or filed or any registration or qualification to be made or obtained in any country or jurisdiction and all offers, sales and deliveries of the Placing Sale Shares shall be made on such terms.

3.4	Agency

Any transaction properly carried out by the Placing Agent (or a Sub-Agent) under and in accordance with this Agreement shall constitute a transaction carried out at the request of the Vendors and each Vendor agrees that the Placing Agent shall not be responsible for any loss or damage (except for any loss or damage arising out of any gross negligence, wilful default, non-compliance with its obligations under this Agreement or fraud on the part of the Placing Agent or any of its Sub-Agents) suffered by or caused to each Vendor arising from or in connection with any transaction or matter pursuant to or relating to this Agreement and the performance of the terms hereof or from any alleged insufficiency of the Placing Price.

3.5	Sub-Agents

Each Vendor hereby acknowledges that the Placing Agent, in performing its functions under this Clause 3, is authorised to appoint one or more sub-placing agents (“Sub-Agents”) and that such Sub-Agents shall be the agents of the Placing Agent relating to the Placing on the terms of and subject to the provisions of this Agreement. The Placing Agent shall exercise due care in the selection and appointment of Sub-Agents and shall remain fully liable for any and all acts of the Sub-Agents or persons to which it delegates its functions hereunder in connection with Placing or the performance of the Agreement. Each Vendor

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hereby authorizes and confirms that it will, forthwith upon request by the Placing Agent, ratify and approve all actions legally and properly taken or to be taken by such Sub-Agents in connection with the Placing in accordance with the terms of this Agreement. Each Vendor further acknowledges that such Sub-Agents shall be entitled to rely on the representations, warrants and undertakings contained in this Agreement. The Placing Agent confirms and undertakes that it shall require persons to which it delegates its functions hereunder or any Sub-Agents to observe and comply with the provisions of this Agreement.

3.6	Clear Title

The Vendors shall sell or procure the Placing Sale Shares to be sold pursuant to the Placing free and clear of all liens, charges and encumbrances, claims, options and third party rights and together with all rights attaching thereto at the date hereof, including the right to receive all dividends or other distributions declared, made or paid on the Placing Sale Shares at any time after the date hereof.

3.7	Cooperation

The Placing Agent will cooperate with and assist the Vendors to comply with any applicable law, regulation or direction of any applicable regulatory authority or stock exchange in connection with the Placing. The Placing Agent shall also provide information regarding itself and information in respect of the Placees as required under Agreement to the Vendors and, if required by any relevant regulatory authority or stock exchange, to the said regulatory authority and stock exchange.
4.	COMPLETION OF THE PLACING

Subject to fulfilment of the Conditions Precedent as set out in Clause 2, Completion shall take place at 8:30 am on the Completion Date at the office of Baker & McKenzie, legal advisor to the Issuer in the following manner:–
(a)	subject to the satisfaction of Clause 2, the Completion of the Placing shall occur on a day agreed by the parties that is not later than 10 Business Days following the date of the Shareholders’ Meeting, or such other date as the parties may agree in writing;

(b)	seven (7) Business Days prior to the Completion of the Agreement, each Vendor shall prepare or cause the Share Transfer Agent to prepare new share certificates representing its respective holding of the Placing Sale Shares bearing the appropriate Securities Act legend, duly executed in favor of the Placees identified in the Placees’ List in amounts as specified therein; subject to and upon the satisfaction of Clause 2 and other terms and conditions of this Agreement and the Escrow Agreement, on the Completion Date, the Vendors shall deliver the newly issued share certificates representing Placing Sale Shares to the Placing Agent on the Completion Date and concurrently provide certified copies of

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the same to the Placees, the Escrow Agent and China Biotech; the Placing Agent shall provide a written confirmation for the receipt of the newly issued share certificates representing Placing Sale Shares to the Vendors, the Placees, the Escrow Agent and China Biotech;
(c)	on the Completion Date, the Placing Agent shall irrevocably transfer the aggregate Placing Proceeds (“Placing Escrow Amount”) in immediately available fund and in US dollars after deducting all fees, commissions and expenses payable by the Vendors pursuant to this Agreement, such amount shall have been confirmed in writing by the parties hereto, through the Clearing House Automatic Transfer System (“CHATS”) to an interest-bearing escrow account designated by and held under in the name of the Escrow Agent;

(d)	subject to the satisfaction of Clause 2 and other terms and conditions of this Agreement and the Escrow Agreement, on the Completion Date and with a written instruction issued jointly by the Vendors and China Biotech to the Escrow Agent for the release of the Placing Escrow Amount, in accordance with the Escrow Agreement, the Escrow Agent shall release the Placing Escrow Amount to a bank account designated by the Vendors and specified in the Escrow Agreement; each Vendor shall issue a confirmation to the Placing Agent, the Escrow Agent and China Biotech confirming the receipt of the applicable amount of the Placing Proceeds; and

(e)	subject to the satisfaction of Clauses 2, 4 and other terms and conditions of this Agreement and the Escrow Agreement, on the Completion Date, the Vendors shall cause the Issuer to issue a written instruction to the Share Transfer Agent authorizing and requesting the Share Transfer Agent to enter and record the names of the Placees in the register of members of the Issuer as registered shareholders of the Issuer. The Vendors shall cause the Issuer to take necessary steps to update the copy of the register of members maintained at the registered office of the Issuer in the British Virgin Islands in accordance with the relevant laws and regulations.

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5.	COMMISSIONS AND EXPENSES
5.1	Fees, Commissions and Expenses

Provided that Completion occurs, in consideration of the services of the Placing Agent, each Vendor shall pay to the Placing Agent:–
(a)	a placing commission in US dollars of 1% of the amount of proceeds such Vendor receives from Placing of the Placing Sale Shares in the number set opposite to its name in Schedule 4 (out of which the Placing Agent will pay any placing commissions payable by it to any Sub-Agents in respect of the Placing).
The Placing Agent agrees and acknowledges that the 1% commission shall include all transaction levies, fees, costs, charges and expenses of or incidental to this Agreement and the Vendors shall not be responsible for the payment or reimbursement of any such transaction levies, fees, costs, charges and expenses.

5.2	Brokerage

Each Vendor hereby acknowledges that, in addition to the commission, costs, charges and expenses referred to in Clause 5.1, the Placing Agent shall be entitled to keep for its own account any brokerage that it may receive from the Placees.
6.	REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS
6.1	Representations and Warranties

In order to induce the Placing Agent to enter into this Agreement and to perform its obligations hereunder, each of the Vendors represents, warrants and undertakes to the Placing Agent, for itself and as agent for each of the Placees, in the terms of Schedule 1.

6.2	Period

The representations, warranties and undertakings contained in this Clause 6 are given as at the date of this Agreement and will be deemed to be repeated at Completion of the Placing.

6.3	Notification of Breach

Each of the Vendors undertakes to notify the Placing Agent of any matter or event which becomes known to it prior to Completion of the Placing which would or would reasonably be considered to render or have rendered any representation or warranty given by it to be or to have been untrue, inaccurate or misleading in any material respect.

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6.4	Breach

If prior to Completion it becomes known to the Placing Agent that any of the representations or warranties given by the Vendors in Clause 6.1 is untrue, inaccurate or misleading in any material respect or material in the context of the Placing, the Placing Agent may by written notice to each Vendor terminate this Agreement, whereupon this Agreement shall terminate and Clause 12.2 shall apply.

6.5	New Developments

Without prejudice to Clause 6.3, each of the Vendors shall immediately procure that particulars of every significant new development known to it which is capable of affecting assessment of or the decision to purchase the Placing Sale Shares in the context of the Placing which arises between the date hereof and the Completion Date shall be promptly provided to the Placing Agent.
7.	INDEMNITY AND LIMITATION ON CLAIMS
7.1	Each Vendor, severally, and not jointly or jointly and severally, undertakes to the Placing Agent (for itself and any person or persons appointed as its agent or agents pursuant to Clause 3.5 together with their affiliates, their respective directors, officers, agents and employees and any other entity or person, if any, controlling the Placing Agent or Sub-Agent, each an “Indemnified Person”) appointed under this Agreement to indemnify and hold indemnified each Indemnified Person against any and all liabilities, losses, claims, costs, charges and expenses of any nature whatsoever (including, without limitation, all costs, charges and expenses which any Indemnified Person may incur or bear in disputing or defending any such claim made against it or establishing any claim on its part under this Clause 7) arising from or in respect of any investigation, actions, claims, demands, proceedings or judgments which may be instituted or brought or threatened by any person or governmental or regulatory agency or authority against any such Indemnified Person (whether or not the same is successful, compromised or settled) in each case arising out of, in relation to or in connection with the performance by the Placing Agent of its obligations hereunder, or any Placee or other acquirer of any of the Placing Sale Shares sold by such Vendor or any subsequent purchaser or transferee thereof or any other person claiming that he has suffered loss in respect of such shares, or otherwise as a result of or in connection with:–
(a)	the placing of the Placing Sale Shares sold by such Vendor;

(b)	any material breach of any of such Vendor’s representations, warranties and undertakings in this Agreement; or

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(c)	otherwise in connection with the Placing and this Agreement,
(all of the above, together “Liabilities”).

7.2	The foregoing provisions of this Clause 7 shall remain in full force and effect notwithstanding Completion of the Placing or termination of this Agreement.
8.	PLACING ANNOUNCEMENT, ADVERTISEMENT AND CONFIDENTIALITY
8.1	(a)	The company secretary of the Issuer will prepare and distribute a Shareholders’ Circular and an announcement relating to the Agreement and the Transaction in compliance with the securities laws of the United States and applicable NASDAQ listing rules. The parties further agree and acknowledge that such announcement will be filed with the SEC under cover of Form 6-K, and released through the NASDAQ press release web page. In addition, the parties hereto agree that the Issuer shall be permitted to issue an announcement upon the execution of the Transaction Documents prior to Completion.

	(b)	Except as set out in (a) above, each Vendor hereby undertakes that no public announcement or communication which is material in relation to the Placing shall be made or despatched by the Vendors between the date hereof and the Completion Date. In addition, each Vendor and the Placing Agent hereby agrees that all announcement and communication in relation to the Placing shall only be made through the company secretary of the Issuer.

	(c)	The Placing Agent hereby undertakes and will procure the same undertaking from each Sub-Agent that it shall only disclose and distribute information in respect of the Placing, the Issuer and the Vendors that is publicly available including information contained in the Shareholders’ Circular, the Annual Report on Form 20-F and other information filed with the SEC by the Issuer.
9.	RESTRICTIONS
9.1	Placees not Affiliates

The Placing Agent will use its best efforts to procure Placees, and will ensure that each Placee (i) is a third party that is independent of and not an affiliate of the Issuer or of any promoter, director, executive officer or substantial shareholder of the Issuer or any of its subsidiaries, or any of their respective affiliates, and it is not acting in concert with any of the Vendors, (ii) is not a U.S. Person (as defined in Regulation S) nor located in the United States, (iii) is acquiring the Placing Sale Shares solely for investment purposes and is not an underwriter, securities broker or dealer, or anyone acquiring the Placing Sale Shares with a view to distribute. Each of the Vendors agrees that it shall notify the Placing Agent if it becomes aware that any non-independent party or any of such Vendor’s affiliates intends to acquire any portion of the Placing Sale Shares.

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10.	NO PARTNERSHIP

Nothing contained or implied in this Agreement shall constitute or be deemed to constitute a partnership or agency between the Parties and save as expressly agreed herein none of the Parties shall have any authority to bind or commit any other Party.

11.	FURTHER ASSURANCE
11.1	Each of the Vendors shall execute and perform (and procure that there are executed and performed) such further documents and acts as the Placing Agent may reasonably require to give effect to the provisions of this Agreement and, in particular, to transfer the legal and beneficial ownership of the Placing Sale Shares to the Placees, and to give effect to the provisions of this Agreement.

11.2	Against payment for the Placing Sale Shares, each Vendor undertakes to the Placing Agent to take all action necessary to procure the Issuer to register the Placees as shareholders, and that they are duly issued with share certificates (if requested by the Placees and/or the Placing Agent) in respect of the Placing Sale Shares as soon as reasonably practicable after Completion.
12.	TERMINATION
12.1	Events

Notwithstanding any other provision of this Agreement, if at any time on or prior to 8:30 a.m. on the Completion Date:
(a)	there develops, occurs or comes into effect:
(i)	the instigation of any litigation or claim of material importance by any third party against any member of the Group, and which, in the opinion of the Placing Agent after consultation with the Vendors is or is likely to be materially adverse to the Group or would materially prejudice the success of the Placing; or

(ii)	any event, a series of events beyond the reasonable control of the Placing Agent (including acts of government, strikes, lock-outs, fire, flooding, acts of God, outbreak of diseases) and which, in the opinion of the Placing Agent after consultation with the Vendors is or is likely to be materially adverse to the Group or would materially prejudice the success of the Placing; or

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(b)	it comes to the notice of the Placing Agent that any of the representations, warranties or undertakings of any Vendor contained in this Agreement is untrue or inaccurate, or has been breached or not complied with in any respect considered by the Placing Agent to be material or any event occurs or any matter arises on or after the date hereof and prior to the Completion Date which if it had occurred or arisen before the date hereof would have rendered any of the representations and warranties untrue or incorrect in any material respect or there has been a material breach by any of the Vendors of any other provision of this Agreement; or

(c)	it comes to the notice of the Placing Agent that there has been any change in the business or financial or trading position of the Group considered by the Placing Agent after consultation with the Vendors to be material and adverse.
Then and in any such case, the Placing Agent may by advance written notice to the Vendors terminate this Agreement whereupon clause 12.2 shall apply.

12.2	Effect of Termination

If this Agreement terminates or is terminated in accordance with its terms, then the provisions of this Agreement shall (except for Clauses 5, 6, 7 and 8) cease to have any force or effect and no party hereto shall have any claim against any other party hereto, but without prejudice to the then accrued rights and obligations of the parties in respect of any antecedent breaches of any obligations under this Agreement and to the continued application of all provisions hereof relating to the interpretation or enforcement of such provisions.
13.	GENERAL
13.1	Variation

Any variation to this Agreement shall be binding only if recorded in a document signed by each of the parties hereto.

13.2	Time of Essence

Any time, date or period mentioned in this Agreement may be extended by mutual agreement between the Vendors and the Placing Agent but as regards any time, date or period originally fixed or any date or period so extended as aforesaid, time shall be of the essence of this Agreement.

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13.3	Waiver and Indulgence

The rights and remedies provided in this Agreement are cumulative and not exclusive of any rights or remedies provided by law and shall survive and not be affected by completion of the Placing. No failure by any party to exercise, and no delay on its part in exercising, any right power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right or power, remedy, prejudice or affect any right against any person under the same liability whether joint, several or otherwise. Without limiting the foregoing, no waiver by any party of any breach of any provision hereof shall be deemed to be a waiver of any subsequent breach of that or any other provision hereof.

13.4	Agreement Binding and Assignment

This Agreement shall be binding on and enure for the benefit of each party’s respective successors and permitted assigns. None of the parties may assign or transfer any of their rights or obligations under this Agreement, except that the Placing Agent may assign the benefit of the representations warranties and undertakings contained herein (in whole or in part) to the Indemnified Parties or the Placees and their respective successors (or any one or more of them).

13.5	Counterparts

This Agreement may be executed in any number of counterparts, and by the Parties on separate counterparts, but shall not be effective until each party has executed at least one counterpart.

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14.	NOTICES

All notices and other communications required or permitted under this Agreement must be in writing and will be deemed given if sent by personal delivery, faxed with electronic confirmation of delivery, internationally-recognized express courier or registered or certified mail (return receipt requested), postage prepaid, to the parties at the following addresses (or at such other address for a party as will be specified by like notice):

If to each of the Vendors, to:

Beijing Holdings Limited
Address	:	Room 4301 Central Plaza
18 Harbour Road, Wanchai
Hong Kong
Fax Number	:	(852) 2858 1544
Attention	:	Mr. Qian Xu

China Internet Technology Co. Ltd.
Address	:	Trident Chambers, P.O. Box 146
Road Town, Tortola
British Virgin Islands
Fax Number	:	(852) 3112 8410
Attention	:	Mr. Michael Siu

CMEC Ceramics Holdings Limited
Address	:	Offshore Incorporations Limited
P.O. Box 957, Offshore Incorporations Centre
Road Town, Tortola, British Virgin Islands
Fax Number	:	(852) 2858 1544
Attention	:	Mr. Qian Xu

Perfect Capital Holdings Limited
Address	:	Room 4301 Central Plaza
18 Harbour Road, Wanchai
Hong Kong
Fax Number	:	(852) 2858 1544
Attention	:	Mr. Qian Xu

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If to the Placing Agent, to:

China Merchants Securities (HK) Co. Ltd.:
Address	:	48F, One Exchange Square, Central
Hong Kong
Fax Number	:	(852) 3101 0828
Attention	:	Mr. Ray Feng
All such notices and other communications will be deemed to have been received (a) in the case of personal delivery, on the date of such delivery, (b) in the case of a fax, when the party sending such fax has received electronic confirmation of its delivery, (c) in the case of delivery by internationally-recognized express courier, on the business day following dispatch and (d) in the case of mailing, on the fifth Business Day following mailing. Any notice or communication received on a day which is not a Business Day shall be deemed to be received on the next Business Day.

15.	GOVERNING LAW AND JURISDICTION

This Agreement shall be governed by and construed in accordance with the laws of Hong Kong and the parties hereto hereby irrevocably submit to the non-exclusive jurisdiction of the Hong Kong courts in connection herewith.
IN WITNESS whereof the Parties hereto have caused this Agreement to be duly executed on the date first above written.

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EXHIBIT 1
Placees’ List
See Attached

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SCHEDULE 1
VENDORS’ REPRESENTATIONS AND WARRANTIES
Each of the Vendors severally, and not jointly or jointly and severally, represents, warrants and undertakes to the Placing Agent that:
1.	The Vendor is duly incorporated and is validly existing under the laws of the place of its incorporation with power to conduct its business in the manner presently conducted and the information contained in the recitals to this Agreement is true and accurate.

2.	The Vendor is the legal and beneficial owner of the Placing Sale Shares set opposite its name in Schedule 4, with good and marketable title to such Placing Sale Shares.

3.	The Vendor has the full right, power and authority to enter into and perform its obligations under this Agreement and to sell and transfer the Placing Sale Shares and all necessary authorizations, approvals, consents and licences relating to the same have been unconditionally obtained and are in full force and effect, and this Agreement is duly authorized and when executed is a legal, valid and binding agreement of the Vendor, enforceable in accordance with its terms.

4.	The execution and delivery of, and the performance by the Vendor of its obligations under, this Agreement and the transfer of the Placing Sale Shares have been duly authorised and do not and will not:
(a)	result in a violation or breach of and will comply with the provisions of the memorandum and articles of association or the constitutive documents of the Issuer and all relevant provisions of the all applicable laws, rules and regulations; or

(b)	require any approval, authorization or consent of the Issuer’s shareholders which has not been obtained as at the date hereof.
5.	Except for the shareholders’ resolutions (except Beijing Holdings) and board resolutions from each of the Vendors, no approvals, consents, permissions and authorizations from any relevant governmental or other authority or any other person required for the sale and transfer of the Placing Sale Shares is required.

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6.	All of the Placing Sale Shares:
(a)	are duly and validly authorized, issued and fully paid up;

(b)	have attached to them the rights and benefits specified in the memorandum and articles of association of the Issuer and in particular, with all rights attaching thereto as at the Completion Date, including the right to dividends or distributions declared, made or paid on or after the Completion Date;

(c)	rank pari passu in all respects with the Shares in issue as at the date of this Agreement;

(d)	are free and clear of any lien, mortgage, charge, pledge, option, right of pre-emption or other encumbrance or third party right whatsoever; and

(e)	are evidenced by share certificates in a form which complies with all applicable laws and NASDAQ requirements and which certificates constitute good evidence of title in respect of the Placing Sale Shares.
7.	All of the existing issued Shares are listed on the NASDAQ and will continue to be so listed at Completion of the Placing and the Vendor is not aware of any circumstances whereby such listing may be suspended, cancelled or revoked.
8.	The Vendor will promptly provide the Placing Agent, at its reasonable request, with all such information known to it or which on reasonable enquiry ought to be known to it relating to the Issuer as may be required by the Placing Agent in connection with the Placing for the purpose of complying with any applicable law, regulation or direction (including the establishment of any defense to any action under any of the same, whether relating to due diligence or otherwise) or any requirement of NASDAQ, the SEC or any other applicable regulatory body.
9.	The Vendor shall not, and shall procure that none of its affiliates and no person acting on the Vendor’s behalf or on behalf of any such affiliate has made or will make bids or purchases of the Placing Sale Shares.
10.	All information supplied or disclosed by or on behalf of the Vendor or any director of the Vendor to the Placing Agent or its respective legal and other professional advisers for the purposes of the Placing is true and accurate in all respects and not misleading.
11.	The Vendor does not have actual knowledge of any matter: –
(a)	which has not been disclosed to the Placing Agent; and

(b)	which is not otherwise in the public domain;
and which is material in the context of the Placing.

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12.	In relation to the Placing, the Shareholder’s Circular, the Placing Announcement and the annual report on Form 20-F of the Issuer for the year ended December 31, 2005 taken together do not include an untrue statement of a material fact or omit to state a statement of a material fact necessary in order to make the statement made, in the light of the circumstances under which they were made, not misleading.

13.	The recitals of this Agreement and all facts and information contained in the Shareholder’s Circular and the Placing Announcement to be published in accordance with Clause 8 are and will at the date of issue thereof be true, correct and complete in all respects and not misleading in the form and context in which they appear.

14.	Except for this Agreement, there are no contracts, agreements or understandings between the Vendor and any person that would give rise to a valid claim against the Vendor or the Placing Agent for any brokerage, commission, finder’s fee or other like payment in connection with the Placing.

15.	Except for the disclosure made in the Issuer’s Annual Report filed on Form 20-F and the Issuer’s interim report, the Accounts:–
(a)	have been prepared in accordance with all applicable laws and regulations and on a basis consistent with previous audited accounts of the Group in respect of the immediately preceding financial years and in accordance with generally accepted accounting principles, standards and practices in the United States as at the date of the Accounts;

(b)	give a true and fair view of the state of affairs of the Group as at, and its results for the financial period ended on December 31, 2005 and correctly set out the issued share capital, assets, liabilities and reserves of the Group as at such date; and

(c)	make full provision for all actual liabilities (including without limitation in respect of taxation) and contain proper provision for or notes of all contingent and prospective liabilities (including without limitation in respect of taxation) and capital commitments.
16.	Since the date of the Accounts:
(a)	each member of the Group has carried on its business in the ordinary and usual course so as to maintain it as a going concern and in the same manner as previously carried on and since such date has not entered into any material contract, transaction or commitment outside the ordinary course of business or of an unusual or onerous nature;

(b)	there has been no material adverse change in the condition, financial, trading or otherwise of the business or prospects of the Group taken as a whole nor has there been any development involving a prospective material adverse change in or affecting the general affairs, management, financial position, prospects, shareholders’ equity or results of operations of the Group taken as a whole;

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(c)	each member of the Group has continued to pay its creditors in the ordinary course of business;

(d)	each member of the Group has not to any material extent acquired, sold, transferred or otherwise disposed of any assets of whatsoever nature or cancelled, waived, released or discounted in whole or in part any debts or claims, save in transactions involving only members of the Group;

(e)	each member of the Group has not taken on or become subject to any material contingent liability, save in respect of obligations of other members of the Group.
17.	To the best knowledge of the Vendor, there are no circumstances relating to the Group or its financial or trading position or prospects which are not generally known but, if they were known to a potential acquiror of the Placing Sale Shares might affect the decision of such person to acquire the Placing Sale Shares on the terms of this Agreement or might affect the willingness of the Placing Agent to undertake the Placing.

18.	To the best knowledge of the Vendor, no event or circumstance has occurred which constitutes or could constitute an infringement or default, or could result in the acceleration of any obligation, under any agreement, undertaking, instrument or arrangement to which any member of the Group is a party or by which any member of the Group or any of its properties, revenues and assets are bound, and no member of the Group has received notice to repay under any agreement relating to any borrowing or indebtedness in the nature of borrowing on the part of any member of the Group which is repayable on demand, or to perform any guarantee or indemnity given by any of them in relation to the indebtedness or obligations of any person, and to the best knowledge of the Vendor there are no circumstances which might lead to any of the aforesaid events, matters or circumstances arising or occurring.

19.	To the best knowledge of the Vendor, no member of the Group is in breach of or in default (nor has any event occurred which, with the giving of notice or the lapse of time or both would result in a default) under any law, agreement, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement, lease, licence, certificate or authorization or other agreement or instrument to which it is a party or which is binding upon or affects it or any of its assets or revenues or the operation of its business, or is in breach or violation of its business licence, memorandum and articles of association, by-laws or other constitutive documents, to an extent which is material in the context of the Group as a whole.

20.	To the best knowledge of the Vendor, no member of the Group has taken any action, nor have any other steps been taken, or any legal proceedings been started or threatened, by any person against any member of the Group, or for its winding up or dissolution, or for it to enter into any arrangement or composition for the benefit of creditors, or for the appointment of a receiver, trustee, administrator or similar officer of any of them, or any of their respective properties, revenues or assets, and each member of the Group can pay its debts as and when they fall due for payment.

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21.	To the best knowledge of the Vendor, no member of the Group is engaged or involved directly or indirectly in any litigation, arbitration, governmental or administrative proceeding or investigation, claim or dispute which individually or collectively is or may have a material adverse effect on the Issuer or any other member of the Group or on the financial position of the Group taken as a whole or is or may otherwise be of material importance in the context of the Placing and so far as the Vendor is aware, having made all due and reasonable enquiries, no such litigation, arbitration, proceeding, investigation, claim or dispute is threatened or pending nor are there any circumstances which are likely to give rise to any such litigation, arbitration, governmental or administrative proceeding, investigation, claim or dispute.

22.	To the best knowledge of the Vendor, all returns, reports or filings which ought to have been made by or in respect of each member of the Group for taxation purposes have been made and all such returns are up to date, correct and on a proper basis and are not the subject of any dispute with the relevant revenue or other appropriate authorities and to the best knowledge of the Vendor, there are no present circumstances likely to give rise to any such dispute.

23.	The Vendor will be responsible for any fees and expenses associated with the Placing that are payable by the Vendor and will indemnify the Placing Agent against any liability, claim, cost, charge or expense in respect thereof or in connection therewith.

24.	Neither the Vendor nor any of its affiliates nor any person acting on its or their behalf (1) has, directly or indirectly, made offers or sales of any security, or solicited offers to buy, or will do so, or otherwise negotiated in respect of, any security, under circumstances that would require the registration of the Placing Sale Shares under the Securities Act or (2) has engaged, or will engage, in any form of general solicitation or general advertising (within the meaning of the Securities Act) in connection with any offer or sale of the Placing Sale Shares.

25.	Neither the Vendor nor any of its affiliates nor any person acting on its or their behalf has taken, directly or indirectly, any action designed to cause or result in, or that has constituted or which might reasonably be expected to cause, or to result in, the stabilization in violation of applicable laws or manipulation of the price of any security of the Issuer to facilitate the sale of the Placing Sale Shares.

26.	Neither the Vendor nor any of its affiliates nor any person acting on its or their behalf has engaged, or will engage, in any directed selling efforts (within the meaning of Regulation S) with respect to the Placing Sale Shares and the Vendor and all of its affiliates and any person acting on its or their behalf have complied and will continue to comply with the offering restrictions requirement of Regulation S.

27.	The Issuer is a foreign issuer (as defined in Rule 902(e) of Regulation S).

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28.	Each Vendor confirms that it has been the legal and beneficial owner of the Placing Sale Shares for at least one year.

29.	The Issuer is not, and as a result of the Placing of the Placing Sale Shares and the issue and sale of the Subscription Securities pursuant to the Subscription Agreements will not be, a foreign personal holding company or a passive foreign investment company for the purposes of the United States Internal Revenue Code of 1986, as amended.

30.	The Issuer is not, and as a result of the Placing of the Placing Sale Shares and the issue and sale of the Subscription Securities pursuant to the Subscription Agreements will not be, an “investment company” registered or required to be registered under the US Investment Company Act of 1940, as amended.

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SCHEDULE 2
SELLING RESTRICTIONS
The Placing Agent confirms and undertakes to the Vendors that:–
1.	General – The Placing Agent has not and will not, directly or indirectly, offer, sell or deliver any Placing Sale Shares or distribute or publish any documents in relation to the Placing (including without limitation to the foregoing, any prospectus, form of application, offering circular, advertisement or other offering material or any report or other document intended to invite or lead to offers or agreements being made to purchase the Placing Sale Shares) or make any representations or statements in relation to the Placing in any country or jurisdiction except in accordance with the provisions of this Agreement under circumstances that will not result in the violation of any applicable laws and regulations or give rise to a requirement for any prospectus to be published or filed or any registration or qualification to be made or obtained, and all offers, sales and deliveries of the Placing Sale Shares will be made on such terms.

2.	Hong Kong – The Placing Agent represents and agrees that (i) it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Placing Sale Shares other than to persons whose ordinary business is to buy or sell shares or debentures, whether as personal or as agent, or otherwise in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance and (ii) the Placing Agent has not issued or caused to be issued and will not issue any documents in relation to the Placing in Hong Kong (unless permitted to do so under the securities laws of Hong Kong) other than with respect to the Placing Sale Shares intended to be disposed of to persons outside Hong Kong or only to “professional investors” which the meaning of the Securities and Futures Ordinance and any rules made thereunder.

3.	United States – The Placing Sale Shares have been offered and sold in reliance upon an exemption from the registration requirements of the U.S. Securities Act (the “Securities Act”) provided by Regulation S and may not be offered sold, resold, pledged or otherwise transferred within the United States or to, or for the account or benefit of, “U.S. persons”, except pursuant to an exemption from the registration requirements of the Securities Act. The Placing Agent further confirms and undertakes that it has offered and sold the Placing Sale Shares and agrees that it will offer and sell the Placing Sale Shares (i) only outside the United States, in offshore transactions as defined in, and in accordance with, Rule 903 of Regulation S, and (ii) only to Placees who are non-U.S. persons and who have completed a purchaser’s letter in the form set forth in Schedule 3. Neither the Placing Agent, its affiliates nor any persons acting on its or their behalf (1) has, directly or indirectly, made offers or sales of the Placing Sale Shares, or solicited offers to buy, or will do so, or otherwise negotiated in respect of, the Placing Sale Shares, under circumstances that would require the registration of the Placing Sale Shares under the Securities Act or (2) has engaged, or will engage, in any form of general solicitation or general advertising (within the meaning of Rule 502 under the Securities Act) in connection with any offer or sale of the Placing Sale Shares. Neither the Placing Agent, its affiliates nor any persons acting on its or their behalf has engaged or will engage in any directed selling

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efforts with respect to the Placing Sale Shares and it and they have complied and will comply with the offering restrictions requirement of Regulation S. All offers and sales of the Placing Sale Shares shall only be made under restrictions and other circumstances designed to preclude a distribution that would otherwise require registration of the Placing Sale Shares under the Securities Act and in all cases in compliance with the Securities Act, the U.S. Securities Exchange Act of 1934 and applicable United States laws. The Placing Agent agrees that, at or prior to the Completion Date, it will have sent to each distributor, dealer or person receiving a selling concession, fee or other remuneration that purchases Placing Sale Shares from it during the distribution compliance period a confirmation or notice to substantially the following effect:
“The Securities covered hereby have been issued and sold in reliance upon an exemption from the registration requirements of the U.S. Securities Act of 1933 (the “Securities Act”) provided by Regulation S under the Securities Act. Such Securities may not be offered, sold, resold, pledged or otherwise transferred within the United States or to, or for the account or benefit of, U.S. persons in the absence of an effective registration statement (i) as part of their distribution at any time or (ii) otherwise until 40 days after the Completion Date of the Placing, except in either case outside the United States in offshore transactions in accordance with Regulation S under the Securities Act. Terms used above have the meanings given to them by Regulation S under the Securities Act.”
Terms used in this paragraph have the meanings ascribed to them under Regulation S.

4.	United Kingdom – The Placing Agent has not offered or sold and will not offer any Placing Sale Shares in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995. Each Placing Agent has not communicated or caused to be communicated any invitation or inducement to engage in investment activity (using the meaning of Section 21 of the Financial Services Act 2000) received by it in connection with the issue or sale of any Placing Sale Shares except in circumstances in which Section 21(1) of the Financial securities and Markets Act 2000 does not apply to the Issuer. Each Placing Agent has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to the Placing Sale Shares in, from or otherwise involving the United Kingdom. Each Placing Agent has issued or passed on and will issue or pass on in the United Kingdom any publication or document received by it in connection with the Placing only to and are directed at persons who have professional experience in matters relating to investment falling within Article 19(1) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the “Order”) or high net worth entities, and other persons to whom it may otherwise lawfully be communicated falling within Article 49(1) of the Order (all such persons together being referred to as “relevant persons”). The Placing Sale Shares are available only to, and any institutions, offer or agreement to subscribe purchase or otherwise acquire such will be engaged in only with, relevant persons who is a person to whom the publication or document may otherwise lawfully be issued or passed on.

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SCHEDULE 3
PURCHASER’S LETTER

China Merchants Securities (HK) Co. Ltd	Beijing Holdings Limited
Placing Agent	Room 4301 Central Plaza
48F, One Exchange Square	18 Harbour Road, Wanchai, Hong Kong
Central, Hong Kong

China Internet Technology Co. Ltd
Room 2413-18, Shui On Centre
8 Harbour Road, Wanchai, Hong Kong

CMEC Ceramics Holdings Limited
Room 4301 Central Plaza, 18 Harbour Road
Wanchai, Hong Kong

Perfect Capital Holdings Limited
Room 4301 Central Plaza, 18 Harbour Road
Wanchai, Hong Kong

(individually, “Vendor”, and collectively, “Vendors”)
Ladies and Gentleman:
Re:	Placing of Placing Sale Shares of China Technology Development Group Corporation (“Issuer”)
We are delivering this letter in connection with our purchase of                       Placing Sale Shares pursuant to the placing of a total of 4,250,000 Shares of the Issuer, a company with limited liability incorporated under the laws of the British Virgin Islands, being sold by the Vendors (“Placing Sale Shares”). Except as otherwise specified, terms used herein have the meanings given to them pursuant to Regulation S under the Securities Act.
We hereby acknowledge, represent, warrant, confirm and agree that:
(i)	We are not a U.S. person as defined in Rule 902 of Regulation S; we are not organized or incorporated under the laws of any United States jurisdiction; and we are not formed for the purpose of investing in securities not registered under the Securities Act. We are purchasing the Placing Sale Shares for our own account. Our principal place of business is located outside the United States, and at the time of entering into this Placing arrangement and at the Completion Date, we are located outside the United States.

Annex 5
(ii)	We are an “accredited investor” within the meaning of Rule 501(a)(3) under the Securities Act. We have such knowledge, sophistication and experience in business and financial matters and we are capable of evaluating the merits and risks of purchasing the Placing Sale Shares; we have evaluated such merits and risks and have determined that we are able to bear the economic risk of an investment in purchasing the Placing Sale Shares for an indefinite period of time, in view of the restrictions set out in Schedule 2 of the Placing Agency Agreement.

(iii)	We are acquiring the Placing Sale Shares solely for investment purposes, for our own account and not for the account or benefit of any other person, including any U.S. person, and not with a view or intent to the distribution or transfer thereof. We have not entered into, and there does not exist any agreement, arrangement or understanding with any other party for the sale, resale, pledge, transfer or assignment of all or any of the Placing Sale Shares to be purchased by us or any interest therein, including without limitation any such agreement, arrangement or understanding relating to any trust, any option to sell or purchase or any equity swap or similar hedging arrangement pursuant which the economic benefits and obligations of ownership of the Placing Sale Shares may be transferred to any other party.

(iv)	We acknowledge that in making the decision to purchase the Placing Sale Shares, we have relied upon our independent investigation of the Vendors and the Issuer and their affairs, and have not relied upon any information or representations made by any third party or upon any oral or written representations or assurances from the Vendors and/or the Issuer, their officers, directors or employees or any other representatives or agents of the Vendors and/or the Issuer. We are familiar with the business, operations, properties, financial condition and prospects of the Issuer, have reviewed the Issuer’s publicly-available information filed with and submitted to the SEC, and have had an opportunity to ask questions of, and receive answers from, the Vendors and/or the Issuer’s officers and directors concerning the Vendors and/or Issuer, their affairs and the terms and conditions of the issue and sale of the Placing Sale Shares.

(v)	We are duly incorporated and are validly existing and in good standing under the laws of the jurisdiction of our incorporation.

(vi)	We are not an affiliate of nor are we acting in concert with, any of the Vendors or the Issuer, within the meaning of Rule 405 under the Securities Act.

(vii)	After giving effect to our purchase of the Placing Sale Shares, we will not hold more than 5 percent of the Shares of the Issuer.

(viii)	The proposed Placing of the Placing Sale Shares and our purchase of the same is not part of a plan or scheme to evade the registration requirements of the Securities Act.

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(ix)	We understand that the Placing Sale Shares are being sold in a transaction not involving any public offering in the United States in reliance upon an exemption from the registration requirements of the Securities Act provided by Regulation S, and that the Placing Sale Shares are being sold in a transaction that has not been and will not be registered under the Securities Act. Accordingly, for a period of 40 days commencing on the date of the Completion of the Placing (“distribution compliance period”), we will not offer, sell or otherwise transfer any Placing Sale Shares in the United States or to or for the account or benefit of any U.S. persons, or enter into any agreement, arrangement or understanding with any U.S. persons for the sale, resale, pledge, transfer or assignment of all or any of the Placing Sale Shares acquired by us, including without limitation any such agreement, arrangement or understanding relating to any trust, any option to sell or purchase or any equity swap or similar hedging arrangement pursuant to which the economic benefits and obligations of ownership of the Placing Sale Shares may be transferred to any U.S. person. Any offer, sale or other transfer of any Placing Sale Shares made by us during the distribution compliance period shall be made only to persons who are not U.S. persons in offshore transactions meeting the requirements of Rule 904 of Regulation S.

(x)	We understand that during the distribution compliance period the Issuer’s transfer agent shall not be required to accept for registration of transfer of any Placing Sale Shares unless such transfer shall comply with the foregoing restrictions on transfer. We understand that the Placing Sale Shares acquired by us will be in the form of definitive physical certified shares and that the share certificates will bear a legend reflecting the substance of such restrictions on transfer. Upon application at the end of the distribution compliance period and provided that certain conditions for the removal of the legend are met, the transfer agent shall issue new share certificates representing the Placing Sale Shares that do not bear the foregoing legend.

(xi)	We agree to promptly notify any purchaser or transferee of Placing Sale Shares to whom we sell or transfer any Placing Sale Shares during the distribution compliance period of the restrictions on transfer set out therein, and obtain from such purchaser or transferee acknowledgements, representations, warranties, confirmations and agreements to the same effect as set out herein.

(xii)	The representations, warranties and agreements made by us are true and correct as of the date of this letter. We acknowledge that in conducting the Placing you will rely upon our acknowledgments, representations, warranties, confirmations and agreements set forth herein, and we agree to promptly notify you in writing if any of our representations or warranties herein ceases to be true, accurate and complete. We agree that this letter or a copy hereof may be produced to any interested party in any administrative or legal proceeding or official enquiry with respect to the matters covered hereby.

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We hereby certify that all necessary action has been taken to authorize the purchase of the Placing Sale Shares and the execution of this letter.
This letter shall be governed by, and construed in accordance with, the laws of the State of New York.
Yours faithfully,
For and behalf of

(Company / Individual)
Secretary

By:
Title:
Address:
Date:

Annex 5
SCHEDULE 4
DETAILS OF THE PLACING SALE SHARES
1. Placing Sale Shares Owned by the Vendors

Number of Placing
Name of Vendors	Sale Shares to be sold
Beijing Holdings Limited	1,239,407
China Internet Technology Co. Ltd	1,186,441
CMEC Ceramics Holdings Limited	974,576
Perfect Capital Holdings Limited	849,576

Total Number of Placing Sale Shares to be sold by the Vendors	4,250,000

Annex 5
SCHEDULE 5
ESCROW AGREEMENT
See Attached

Annex 5
SIGNATURE PAGE

SIGNED by		)

for and on behalf of		)
Beijing Holdings Limited		)
in the presence of:		)
Witness’ signature	:
Witness’ name	:
Witness’ occupation	:
Witness’ address	:

SIGNED by		)
)
for and on behalf of		)
China Internet Technology Co. Ltd.		)
in the presence of:		)
Witness’ signature	:
Witness’ name	:
Witness’ occupation	:
Witness’ address	:

SIGNED by		)
)
for and on behalf of		)
CMEC Ceramics Holdings Limited		)
in the presence of:		)
Witness’ signature	:
Witness’ name	:
Witness’ occupation	:
Witness’ address	:

SIGNED by		)
)
for and on behalf of		)
Perfect Capital Holdings Limited		)
in the presence of:		)
Witness’ signature	:
Witness’ name	:
Witness’ occupation	:
Witness’ address	:

Annex 5

SIGNED by		)
)
for and on behalf of		)
China Merchants Securities (HK Co. Ltd		)
in the presence of:		)
Witness’ signature	:
Witness’ name	:
Witness’ occupation	:
Witness’ address	:

Annex 6
China Technology Development Group Corporation
(the “Company”)
Proposal of
The resolution to be considered at the Annual Meeting proposing to adopt the Amended and Restated Memorandum and Articles of Association of the Company:
“THAT the following resolution of members of the Company adopting the Amended and Restated Memorandum and Articles of Association be passed as a Special Resolution:
Adoption of the Amended and Restated Memorandum and Articles of Association
THAT the Amended and Restated Memorandum and Articles of Association of the Company in form circulated to the Shareholders and as annexed to the Notice of the 2006 Annual Meeting of Shareholders and the Shareholders’ Circular dated November 28, 2006 be and are hereby approved.”

Annex 6.1
TERRITORY OF THE BRITISH VIRGIN ISLANDS
THE INTERNATIONAL BUSINESS COMPANIES ACT
(CAP. 291)
MEMORANDUM OF ASSOCIATION
OF
CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NAME
1.	The Name of the Company is CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION.
REGISTERED OFFICE
2.	The registered office of the Company will be P.O. Box 71, Craigmuir Chambers, Road Tower, Tortola, British Virgin Islands.
REGISTERED AGENT
3.	The registered agent of the Company will be Harneys Corporate Services Limited of P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands.
GENERAL OBJECTS AND POWERS
4.	The Objects for which the Company is established are to engage in any act or activity that is not prohibited under any law for the time being in force in the British Virgin Islands including but not limited to:–
(1)	To purchase or otherwise acquire and undertake the whole or any part of the business, goodwill, assets and liabilities of any person, firm or company; to acquire an interest in, amalgamate with or enter into partnership, joint venture or profit-sharing arrangement with any person, form or company; to promote, sponsor, establish, constitute, form, participate in, organize, manage, supervise and control any corporation, company, syndicate, fund, trust, business or institution.

(2)	To import, export, buy, sell (wholesale and retail), exchange, barter, let on hire, distribute and otherwise deal in and turn to account goods, materials, commodities, produce and merchandise generally in their prepared, manufactured, semi-manufactured and raw state.

(3)	To purchase or otherwise acquire and hold, in any manner and upon any terms, and to underwrite and deal in shares, stocks, debentures, debenture stock, annuities and foreign exchange, foreign currency deposits and commodities, and from time to time to vary any of the same, and to exercise and enforce all rights and powers incidental to the Company’s interest therein, and to carry on business as an investment trust, and to invest or deal with the money of the Company not immediately required for its operations in such manner as the Company may think fit.

(4)	To enter into, carry on and participate in financial transactions and operations of all kinds.

(5)	To research, develop, manufacture, construct, assemble, design, repair, refine, develop, alter, convert, refit, prepare, treat, render marketable, process and otherwise produce and to market, distribute and sell materials, fuels, chemicals, substances and industrial, commercial and consumer products of all kinds, including notwithstanding the generality of the foregoing to research, develop, manufacture, market, distribute and sell food and beverage products, health and dietary supplements of all kinds.

Annex 6.1
(6)	To apply for, register, purchase or other wise acquire and protect, prolong, and renew, in any part of the world, any intellectual and industrial property and technology or whatsoever kind or nature and licences, protections and concessions therefor, and to use, turn to account, develop, manufacture, experiment upon, test, improve and license the same.

(7)	To purchase or otherwise acquire and to hold, own, license, maintain, work, exploit, farm, cultivate, use, develop, improve, sell, let surrender, exchange, hire, convey or otherwise deal in lands, mines, natural resources, and mineral, timber and water rights, wheresoever situate, and any interest, estate and rights in any real, personal or mixed property and any franchises, rights, licences or privileges, and to collect, manage, invest, reinvest, adjust, and in any manner to dispose of the income, profits, and interest arising therefrom.

(8)	To improve, manage, develop, sell, let, exchange, invest, reinvest, settle, grant licences, easements, options, ervitudes and other rights over, or otherwise deal with all or any part of the Company’s property, undertaking and assets (present and future) including uncalled capital, and any of the Company’s rights, interests and privileges.

(9)	To acquire, sell, own, lease, let out on hire, administer, manage, control operate, construct, repair alter equip, furnish, fit out, decorate, improve and otherwise undertake and deal in engineering and construction works, buildings, projects, offices and structures of all kinds.

(10)	To carry on business as consulting engineers in all field including without limitation civil, mechanical chemical, structural, marine, mining, industrial aeronautical, electronic and electrical engineering, and to provide architectural, design and other consultancy services of all kinds.

(11)	To purchase or otherwise acquire, take in exchange, charter, hire, build, construct, own, work, mange, operate and otherwise deal with any ship, boat, barge or other waterborne vessel, hovercraft, balloon, aircraft, helicopter or other flying machine, coach, wagon, carriage (however powered) or other vehicle, or any share or interest therein.

(12)	To establish, maintain, and operate sea, air, inland waterway and land transport enterprises (public and private) and all ancillary services.

(13)	To carry on the business of advisers, consultants, researchers, analysts and brokers of whatsoever kind or nature in all branches of trade, commerce, industry and finance.

(14)	To provide or procure the provision of every and any service or facility required by any person, firm or company.

(15)	To provide agency, corporate, office and business services to any person, firm or company, and to act as nominee or custodian of any kind and to act as trustee under deeds of trust and settlement and as executor of wills and to receive assets into custody on behalf of clients and to manage, administer and invest such assets in accordance with any deed of trust or settlement, will or other instruments pursuant to which such assets are held.

(16)	To carry on all or any of the businesses of shippers and ship-owners, ship and boat-builders, charterers, shipping and forwarding agents, ship managers, wharfingers, lightermen, stevedores, packers, storers, fishermen and trawlers.

(17)	To carry on all or any of the businesses of hoteliers and restaurateurs and sponsors, managers and licensees of all kinds of sporting, competitive, social and leisure activities and of clubs, associations and social gatherings of all kinds and purposes.

(18)	To carry on business as auctioneers, appraiser, valuers, surveyors, land and estate agents.

Annex 6.1
(19)	To carry on business as farmers, graziers, dealers in and breeders of liverstock, horticulturists and market gardeners.

(20)	To carry on all or any of the businesses of printers, publishers, designers, draughtsmen, journalists, press and literary agents, tourist and travel agents, advertisers, advertising and marketing agents and contractors, personal and promotional representatives, artists, sculptors, decorators, illustrators, photographers, film makers, producers and distributors, publicity agents and display specialists.

(21)	To establish and carry on institutions of education, instruction or research and to provide for the giving and holding of lectures, scholarships, awards, exhibitions, classes and meetings for the promotion and advancement of education or the dissemination of knowledge generally.

(22)	To carry on business as jewelers, goldsmiths, silversmiths and bullion dealers and to import, export, buy, sell and deal in (wholesale and retail) jewellery, gold, sliver and bullion, gold and silver plate, articles of vertu, objects of art and such other articles and goods as the company thinks fit, and to establish factories for culturing, processing and manufacturing goods for the above business.

(23)	To design invent, develop, modify, adapt, alter, improve and apply any object, article, device, appliance, uensil or product for any use or purpose whatsoever.

(24)	To develop, acquire store, license, apply, assign, exploit all and any forms of computer and other electronic software, programs and applications and information, databases and reference material and computer, digital and other electronic recording, retrieval, processing and storage media of whatsoever kind and nature.

(25)	To engage in the provision or processing of communications and telecommunications services, information retrieval and delivery and electronic message and database services.

(26)	To enter into any commercial or other arrangements with any government, authority, corporation, company or person and to obtain or enter into any legislation, orders, charters, contracts, decrees, rights, privileges, licences, franchises, permits and concessions for any purpose and to carry out, exercise and comply with the same and to make, execute, enter into, commerce, carry on, prosecute and defend all steps, contracts, agreements, negotiations, legal and other proceedings, compromises, arrangements, and schemes and to do all other acts, matters and things which shall at any time appear conducive or expedient for the advantage or protection of the Company.

(27)	To take out insurance in respect of any and all insurable risks which may affect the Company or any other Company or person and to effect insurance (and to pay the premiums therefor) in respect of the life of any person and to effect re-insurance and counter-insurance, but no business amounting to fire, life or marine insurance business may be undertaken.

(28)	To lend and advance money and grant and provide credit and financial or other accommodation to any person, form or company.

(29)	To borrow or raise money in such manner as the Company shall think fit and in particular by the issue (whether at par or at a premium or discount and for such consideration as the Company may think fit) of bonds, debentures or debenture stock (payable to bearer or otherwise), mortgages or charges, perpetual or otherwise, and if the Company thinks fit charged upon all or any of the Company’s property (both present and future) and undertaking including its uncalled capital and further, if so thought fit, convertible into any stock or shares of the Company or any other company, and collaterally or further to secure any obligations of the Company by a trust deed or other assurance.

Annex 6.1
(30)	To guarantee or otherwise support or secure, either with or without the Company receiving any consideration or advantage and whether by personal covenant or by mortgaging or charging all or part of the undertaking, property, assets and rights (present and future) and uncalled capital of the Company or by both such methods or by any other means whatsoever, the liabilities and obligations of and the payment of any moneys whatsoever (including but not limited to capital, principal, premiums, interest, dividends, cost and expenses on any stocks, shares or securities) by any person, firm or company whatsoever including but not limited to any company which is for the time being the holding company or a subsidiary of the Company or of the Company’s holding company or is otherwise associated with the Company in its business, and to act as agents for the collection, receipt or payment of money, and to enter into any contract of indemnity or suretyship (but not in respect of fire, life and marine insurance business).

(31)	To draw, make, accept , endorse, negotiate, discount, execute, issue, purchase or otherwise acquire, exchange, surrender, convert, make advances upon, hold, charge, sell and otherwise deal in bills of exchange, cheques, promissory notes, and other negotiable instruments and bills of lading, warrants, and other instruments relating to goods.

(32)	To give any remuneration or other compensation or reward (in cash or securities or in any other manner the Directors may think fit) to any person for services rendered or to be rendered in the conduct or course of the Company’s business or in placing or procuring subscriptions of or otherwise assisting in the issue of any securities of the Company or any other company formed or promoted by the Company or in which the Company may be interested or in or about the formation or promotion of the Company or any other company as aforesaid.

(33)	To grant or procure pensions, allowances, gratuities and other payments and benefits of whatsoever nature to or for any person and to make payments towards insurances or other arrangements likely to benefit any person or advance the interests of the Company or of its Members, and to subscribe, guarantee or pay money for any purpose likely, directly or indirectly, to further the interests of the Company or of its Members or for any national, charitable, benevolent, educational, social, public, general or useful object.

(34)	To pay all expenses preliminary or incidental to the formation and promotion of the Company or any other company and the conduct of the business of the Company or any other company.

(35)	To procure the Company to be registered or recognized in any territory.

(36)	To cease carrying on and wind up any business or activity of the Company, and to cancel any registration of and to wind up and procure the dissolution of the Company in any territory.

(37)	To distribute any part of the undertaking, property and assets of the Company among its creditors and Members in specie or in kind but so that no distribution amounting to a reduction of capital may be made without the sanction (if any) for the time being required by law.

(38)	To appoint agents, experts and attorneys to do any and all of the above matters and things on behalf of the Company or any thing or matter for which the Company acts as agent or is in any other way whatsoever interested or concerned in any part of the world.

(39)	To do all and any of the above matters or things in any part of the world and either as principal, agent, contractor, trustee, or otherwise and by or through trustees, agents or otherwise and either alone or in conjunction with others, and generally upon such terms and in such manner and for such consideration and security (if any) as the

Annex 6.1
Company shall think fit including the issue and allotment of securities of the Company in payment or part payment for any property acquired by the Company or any services rendered to the Company or as security for any obligation or amount (even if less than the nominal amount of such securities) or for any other purpose.

(40)	To carry on any other business or activity and do any act or thing which in the opinion of the Company is or may be capable of being conveniently carried on or done in connection with any of the above, or likely directly or indirectly to enhance the value of or render more profitable all or any part of the Company’s property or assets or otherwise to advance the interests of the Company or its Members.

(41)	To have all such powers as are permitted by law for the time being in force in the British Virgin Islands, irrespective of corporate benefit, to perform all acts and engage in all activities necessary, conducive or incident to the conduct, promotion or attainment of the above objects of the Company or any of them.
5(i).	And it is hereby declared that the intention is that each of the objects specified in each paragraph of this clause shall, except where otherwise expressed in such paragraph, be an independent main object and be in nowise limited or restricted by reference to or inference form the terms of any other paragraph or the name of the Company.
EXCLUSIONS
The Company may not:
(a)	carry on business with persons resident in the British Virgin Islands;

(b)	own an interest in real property situate in the British Virgin Islands, other than a lease referred to in paragraph 5(ii)e of subclause 5(ii);

(c)	carry on banking or trust business, unless it is licensed to do so under the Banks and Trust Companies Act, 1990;

(d)	carry on business as an insurance or reinsurance company, insurance agent or insurance broker, unless it is licensed under an enactment authorizing it to carry on that business;

(e)	carry on business of company management, unless it is licensed under the Company Management Act, 1990; or

(f)	carry on the business of providing the registered office or the registered agent for companies incorporated in the British Virgin Islands:
For purposes of paragraph 5(i)a of subclause 5(i), the Company shall not be treated as carrying on business with persons resident in the British Virgin Islands if:
(g)	it makes or maintains deposits with a person carrying on banking business within the British Virgin Islands ;

(h)	it makes or maintains of professional contact with solicitors, barristers, accountants, bookkeepers, trust companies, administration companies, investment advisers or other similar persons carrying on business within the British Virgin Islands;

(i)	it prepares or maintains books and records within the British Virgin Islands:

(j)	it holds, within the British Virgin Islands, meetings of its directors or members:

(k)	it holds a lease of property for use as an office from which to communicate with members or where books and records of the Company are prepared or maintained;

(l)	it holds shares, debt obligations or other securities in a company incorporated under the International Business Companies Act or under the Companies Act; or

Annex 6.1
(m)	shares, debt obligations or other securities in the Company are owned by any person resident in the British Virgin Islands or by any company incorporated under the International Business Companies Act or under the Companies Act.
LIMITATION OF LIABILITY
6.	The liability of members of the Company is limited.
CURRENCY
7.	Shares in the Company shall be issued in the currency of the United States of America.
AUTHORISED CAPITAL
8.	The authorized capital of the Company is US50,000,000.00.
CLASSES, NUMBER AND PAR VALUE OF SHARES
9.	The authorized capital is made up of one class and one series of shares divided into 5,000,000,000 shares of US$0.01 par value.
DESIGNATIONS, POWERS, PREFERENCES, ETC. OF SHARES
10.	All shares shall
(a)	have one vote each;

(b)	be subject to redemption, purchase or acquisition by the Company for fair value; and

(c)	have the same rights with regard to dividends and distributions upon liquidation of the Company.
VARIATION OF CLASS RIGHTS
11.	If at any time the authorized capital is divided into different classes or series of shares, the rights attached to any class or series (unless otherwise provided by the terms of issue of the shares of that class or series) may, whether or not the Company is being would up, be varied with the consent in writing of the holders of not less than three-fourths of the issued shares of that class or series and of the holders of not less than three-fourths of the issued shares of any other class or series of shares which may be affected such variation.
RIGHTS NOT VARIED BY THE ISSUE OF SHARES PARI PASSU
12.	The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.
REGISTERED SHARES
13.	Shares shall be issued as registered shares.
AMENDMENT OF MEMORANDUM AND ARTICLES OF ASSOCIATION
14.	The Company may amend its Memorandum of Association and Articles of Association by an ordinary resolution of members.
DEFINITIONS
15.	The meanings of words in this Memorandum of Association are as defined in the Articles of Association.

Annex 6.1
We, HWR SERVICES LIMITED, of P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands for purpose of incorporating an International Business Company under the laws of the British Virgin Islands hereby subscribe our name to this Memorandum of Association the 1st day of June, 1995.

SUBSCRIBER	HWR SERVICES LIMITED

(Sd.) E.T.POWELL
Authorised Signatory

In the presence of: WITNESS

(Sd.) Fandy Tsoi
9/F Ruttonjee House
11 Duddell Street, Central
Hong Kong
Administrative Assistant

Annex 6.1
TERRITORY OF THE BRITISH VIRGIN ISLANDS
THE INTERNATIONAL BUSINESS COMPANIES ACT
(CAP. 291)
ARTICLES OF ASSOCIATION
OF
CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
PRELIMINARY
1.	In these Articles, if not inconsistent with the subject or context, the words and expressions standing in the first column of the following table shall bear the meanings set opposite them respectively in the second column thereof.

Words	Meaning
Board or Directors	The board of directors of the Company from time to time.

Capital	The sum of the aggregate par value of all outstanding shares with par value of the Company and shares with par value held by the Company as treasury shares plus

(a) the aggregate of the amounts designated as capital of all outstanding shares without par value of the Company and shares without par value held by the Company as treasury shares, and

(b) the amounts as are from time to time transferred from surplus to capital by a resolution of directors.

member	A person who holds shares in the Company.

NASDAQ	The Nasdaq Stock Market, Inc., a national securities exchange within the meaning of Section 6 of the United States Securities Exchange Act of 1934, on which the shares of the Company are listed for trading.

person	An individual, a corporation, a trust, the estate of a deceased individual, a partnership or an unincorporated association of persons.

resolution of directors	A resolution approved at a duly convened and constituted meeting of directors of the Company by the affirmative vote of at least two-thirds of the directors present at the meeting who voted and did not abstain, or a resolution consented to in writing by at least two-thirds of the directors of the Company.

resolution of members	(a) resolution approved at a duly convened members and constituted meeting of the members of the Company by the affirmative vote of
(i)	In the case of an ordinary resolution, a simple majority of the votes of the shares entitled to vote thereon and in the case of a special resolution not less than 75%, of the votes of the shares entitled to vote thereon which were present at the meeting and were voted and not abstained, or

Annex 6.1

Words	Meaning
(ii)	In the case of an ordinary resolution, a simple majority of the votes of the shares entitled to vote thereon and in the case of a special resolution not less than 75%, of the votes of each class or series of shares which were present at the meeting and entitled to vote thereon as a class or series and were voted and not abstained and of a simple majority of the votes of the remaining shares entitled to vote thereon which were present at the meeting and were voted and not abstained; or

(b) a resolution (be it ordinary resolution or special resolution) consented to in writing by
(i)	75% of the votes of shares entitled to vote thereon, or

(ii)	75% of the votes of each class or series of shares entitled to vote thereof as a class or series and of an absolute majority of the votes of the remaining shares entitled to vote thereon.

Securities	Shares and debt obligations of every kind, and options, warrants and rights to acquire shares, or debt obligations.

surplus	The excess, if any, at the time of the determination of the total assets of the Company over the aggregate of its total liabilities, as shown in its books of account, plus the Company’s Capital.

the Act	The International Business Companies Act (Cap. 291) including any modification, extension, re-enactment or renewal thereof (including the BVI Business Companies Act 2004 to which the Company shall become subject) and any regulations made thereunder.

the Memorandom	The Memorandum of Association of the Company as originally framed or as from time to time amended.

the Seal	Any Seal which has been duly adopted as the Seal of the Company.

these Articles	These Articles of Association as originally framed or as from time to time amended.

treasuryshares	Shares in the Company that were previously issued but were repurchased, redeemed or otherwise acquired by the Company and not cancelled.
2.	“Written” or any term of like import includes words typewritten, printed, painted engraved, lithographed, photographed or represented or reproduced by any mode of reproducing words in a visible form, including telex, facsimile, telegram and cable.

3.	Save as aforesaid any words or expressions defined in the Act shall bear the same meaning in these Articles.

4.	Whenever the singular or plural number, or the masculine, feminine or neuter gender is used in these Articles, it shall equally, where the context admits, include the others.

5.	A reference in these Articles to voting in relation to shares shall be construed as a reference to voting by members holding the shares except that it is the votes allocated to the shares that shall be counted and not the number of members who actually voted and a reference to shares being present at a meeting shall be given a corresponding construction.

Annex 6.1
6.	A reference to money in these Articles is, unless otherwise stated, a reference to the currency in which shares in the Company shall be issued according to the provisions of the Memorandum.
REGISTERED SHARES
7.	Every member holding registered shares in the Company shall be entitled to a certificate signed by a director or officer of the Company and under the seal specifying the share or shares held by him and the signature of the director or officer and the Seal may be facsimiles.

8.	Any member receiving a share certificate for registered shares shall indemnify and hold the Company and its directors and officers harmless from any loss or liability which it or they may incur by reason of any wrongful or fraudulent use or representation made by any person by virtue of the possession thereof. If a share certificate for registered shares is worn out or lost it may be renewed on production of the worn out certificate or on satisfactory proof of its loss together with such indemnity as may be required by a resolution of directors.

9.	If several persons are registered as joint holders of any shares, any one of such persons may give an effectual receipt for any dividend payable in respect of such shares.
BEARER SHARES
10.	The Company shall not create or issue bearer shares or warrants.
SHARES, AUTHORISED CAPITAL, CAPITAL AND SURPLUS
11.	Subject to the provisions of these Articles, the unissued shares of the Company shall be at the disposal of the directors who may, without limiting or affecting any rights previously conferred on the holders of any existing shares or class or series of shares, offer, allot, grant options over or otherwise dispose of shares to such persons, at such times and upon such terms and conditions as the Company may by resolution of directors determine for so long as the shares of the Company are listed on NASDAQ, or another national securities exchange, provided that any allotment or issuance of new shares in excess of 20% of the shares outstanding immediately prior to such allotment or issuance shall be subject to the approval by an ordinary resolution of the members.

12.	No share in the Company may be issued until the consideration in respect thereof its fully paid, and when issued the share is for all purposes fully paid and non-assessable save that a share issued for a promissory note or other written obligation for payment of a debt may be issued subject to forfeiture in the manner prescribed in these Articles.

13.	Shares in the Company shall be issued for money, services rendered, personal property, an estate in real property, a promissory note or other binding obligation to contribute money or property or any combination of the foregoing as shall be determined by a resolution of directors.

14.	Shares in the Company may be issued for such amount of consideration as may from time to time by resolution of directors be determined, except that in the case of shares with par value, the amount shall not be less than the par value, and in the absence of fraud the decision of the directors as to the value of the consideration received by the Company in respect of the issue is conclusive unless a question of law is involved. The consideration in respect of the shares constitutes capital to the extent of the par value and the excess constitutes surplus.

15.	A share issued by the Company upon conversion of, or in exchange for, another share or a debt obligation or other security in the Company, shall be treated for all purposes as having been issued for money equal to the consideration received or deemed to have been received by the Company in respect of the other share, debt obligation or security.

16.	Treasury shares may be disposed of by the Company on such terms and conditions (not otherwise inconsistent with these Articles) as the Company may by a resolution of directors determine.

17.	The Company may issue fractions of a share and a fractional share shall have the same corresponding fractional liabilities, limitations, preferences, privileges, qualifications, restrictions, rights and other attributes of a whole share of the same class or series of shares.

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18.	Upon the issue by the Company of a share without par value, if an amount is stated in the Memorandum to be authorized capital represented by such shares then each share shall be issued for no less than the appropriate proportion of such amount which shall constitute capital, otherwise the consideration in respect of the share constitutes capital to the extent designated by a resolution of directors and the excess constitutes surplus, except that a resolution of directors must designate as capital an amount of the consideration that is at least equal to the amount that the share is entitled to as a preference, if any, in the assets of the Company upon liquidation of the Company.

19.	The Company may purchase, redeem or otherwise acquire and hold its own shares but only out of surplus or in exchange for newly issued shares of equal value.

20.	Subject to provisions to the contrary in
(a)	the Memorandum or these Articles; or

(b)	the designations, powers, preferences, rights, qualifications, limitations and restrictions with which the shares were issued,.
the Company may not purchase, redeem or otherwise acquire its own shares without the consent of members whose shares are to be purchased, redeemed or otherwise acquired.
21.	No purchase, redemption or other acquisition of shares shall be made unless the directors determine that immediately after the purchase, redemption or other acquisition the Company will be able to satisfy its liabilities as they become due in the ordinary course of its business and the realizable value of the assets of the Company will not be less than the sum of its total liabilities, other than deferred taxes, as shown in the books of account, and its capital and, in the absence of fraud, the decision of the directors as to the realizable value of the assets of the Company is conclusive, unless a question of law is involved.

22.	A determination by the directors under the preceding Regulation is not required where shares are purchased, redeemed or otherwise acquired:

23.	(a) pursuant to a right of a member to have his shares redeemed or to have his shares exchanged for money or other property of the Company.
(b)	by virtue of a transfer of capital pursuant to Regulation 51:

(c)	by virtue of the provisions of Section 83 of the Act, or

(d)	pursuant to an order of the Court.
24.	Shares that the Company purchases, redeems or otherwise acquires pursuant to the preceding Regulation may be cancelled or held as treasury shares except to the extent that such shares are in excess of 80 percent of the issued shares of the Company in which case they shall be cancelled but which shall be available for reissue.

25.	Where shares in the Company are held by the Company as treasury shares or are held by another company of which the Company holds, directly or indirectly, shares having more than 50 percent of the votes in the election of directors of the other company, such shares of the Company are not entitled to vote or to have dividends paid thereof and shall not be treated as outstanding for any purpose except for purposes of determining the capital of the Company.

26.	The Company may purchase, redeem or otherwise acquire its shares at a price lower than the fair value if permitted by, and then only in accordance with, the terms of
(a)	the Memorandum or these Articles; or

(b)	a written agreement for the subscription for the shares to be purchased, redeemed or otherwise acquired.
27.	The Company may by a resolution of directors include in the computation of surplus for any purpose the unrealized appreciation of the assets of the Company, and, in the absence of fraud, the decision of the directors as to the value of the assets is conclusive, unless a question of law is involved.

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MORTGAGES AND CHARGES OF REGISTERED SHARES
28.	Upon satisfactory evidence thereof the Company shall give effect to the terms of any valid mortgage or charge except insofar as it may conflict with any requirements herein contained for consent to the transfer of shares.

In the case of the mortgage or charge of registered shares there may be entered in the share register of the Company at the request of the registered holder of such shares
(a)	a statement that that shares are mortgaged or charged;

(b)	the name of the mortgagee or chargee; and

(c)	the date on which the aforesaid particular are entered in the share register.
29.	Where particulars of a mortgage or charge are registered, such particulars shall be cancelled
(a)	with the consent of the named mortgagee or chargee or anyone authorized to act on his behalf, or

(b)	upon evidence satisfactory to the directors of the discharge of the liability secured by the mortgage or charge and the issue of such indemnities as the directors shall consider necessary or desirable.
30.	Whilst particulars of a mortgage or charge are registered, no transfer of any share comprised therein shall be effected without the written consent of the named mortgagee or chargee or anyone authorized to act on his behalf.
FORFEITURE
31.	When shares issued for a promissory note or other written obligation for payment of a debt have been issued subject to forfeiture, the provisions set forth in the following four regulations shall apply.

32.	Written notice specifying a date for payment to be made and the shares in respect of which payment is to be made shall be served on the member who defaults in making payment pursuant to a promissory note or other written obligations to pay a debt.

33.	The written notice specifying a date for payment shall
(a)	name a further date not earlier than the expiration of 14 days from the date of service of the notice on or before which payment required by the notice is to be made; and

(b)	contain a statement that in the event of non-payment at or before the time named in the notice the shares, or any of them, in respect of which payment is not made will be liable to be forfeited.
34.	Where a written notice has been issued and the requirements have not been complied with within the prescribed time, the directors may at any time before tender of payment forfeit and cancel the shares to which the notice relates.

35.	The Company is under no obligation to refund any moneys to the member whose shares have been forfeited and cancelled pursuant to these provisions. Upon forfeiture and cancellation of the shares the member is discharged from any further obligation to the Company with respect to the shares forfeited and cancelled.
LIEN
36.	The Company shall have a first and paramount lien on every share issued for a promissory note or for any other binding obligation to contribute money or property or any combination thereof to the Company, and the Company shall also have a first and paramount lien on every share standing registered in the name of a member, whether singly or jointly with any other person or persons, for all the debts and liabilities of such member or his estate to the Company, whether the same shall have been incurred before or after notice to the Company of any interest of any person other than such member, and whether the time for the payment or discharge of the same shall have actually arrived or not, and

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notwithstanding that the same are joint debts or liabilities of such member or his estate and any other person, whether a member of the Company or not. The Company’s lien on a share shall extend to all dividends payable thereof. The directors may at any time either generally, or in any particular case, waive any lien that has arisen or declare any share to be wholly or in part exempt form the provisions of this Regulation.
37.	In the absence of express provisions regarding sale in the promissory note or other binding obligation to contribute money or property, the Company may sell, in such manner as the directors may by resolution of directors determine, any share on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of twenty one days after a notice in writing, stating and demanding payment of the sum presently payable and giving notice of the intention to sell in default of such payment, has been served on the holder for the time being of the share.

38.	The net proceeds of the sale by the Company of any shares on which it has a lien shall be applied in or towards payment of discharge of the promissory note or other binding obligation to contribute money or property or any combination thereof in respect of which the lien exists so far as the same is presently payable and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the share prior to the sale) be paid to the holder of the share immediately before such sale. For giving effect to any such sale the directors may authorize some person to transfer the share sold to the purchaser thereof. The purchaser shall be registered as the holder of the share and he shall not be bound to see to the application of the purchase money, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the sale.
TRANSFER OF SHARES
39.	Registered shares in the Company may be transferred by a written instrument of transfer signed by the transferor and containing the name and address of the transferee, but in the absence of such written instrument of transfer the directors may accept such evidence of a transfer of shares as they consider appropriate.

40.	The Company shall not be required to treat a transferee of a registered share in the Company as a member until the transferee’s name has been entered in the share register.

41.	Subject to any limitations in the Memorandum, the Company must on the application of the transferor or transferee of a registered share in the Company enter in the share register the name of the transferee of the share save that the registration of transfers may be suspended and the share register closed at such times and for such periods as the Company may from time to time by resolution of directors determine provided always that such registration shall not be suspended and the share register closed for more than 60 days in any period of 12 months.

41A.	In the case of uncertificated Shares, and subject to the Act, a member shall be entitled to transfer his shares and other securities by means of a relevant system and the operator of the relevant system shall act as agent of the members for the purposes of the transfer of shares or other securities.

Any provision in these Articles in relation to the shares shall not apply to any uncertificated shares to the extent that they are inconsistent with the holding of any shares in uncertificated form.
TRANSMISSION OF SHARES
42.	The executor or administrator of a deceased member, the guardian of an incompetent member or the trustee of a bankrupt member shall be the only person recognized by the Company as having any title to his share but they shall not be entitled to exercise any rights as a member of the Company until they have proceeded as set forth in the next following three regulations.

43.	The production of the Company of any document which is evidence of probate of the will, or letters of administration of the estate, or confirmation as executor, of a deceased member or of the appointment of a guardian of an incompetent member or the trustee of a bankrupt member shall be accepted by the Company even if the deceased, incompetent or bankrupt member is domiciled outside the British Virgin Islands if the document evidencing the grant of probate or letters of administration, confirmation as executor, appointment as guardian or trustee in

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bankruptcy is issued by a foreign court which had competent jurisdiction in the matter. For the purpose of establishing whether or not a foreign court had competent jurisdiction in such a matter the directors may obtain appropriate legal advice. The directors may also require an indemnity to be given by the executor, administrator, guardian or trustee in bankruptcy.
44.	Any person becoming entitled by operation of law or otherwise to a share or shares in consequence of the death, incompetence or bankruptcy of any member may be registered as a member upon such evidence being produced as may reasonably be required by the directors. An application by any such person to be registered as a member shall for all purposes be deemed to be a transfer of shares of the deceased, incompetent or bankrupt member and the directors shall treat it as such.

45.	Any person who has become entitled to a share or shares in consequence of the death, incompetence or bankruptcy of any member may, instead of being registered himself, request in writing that some person to be named by him be registered as the transferee of such share or shares and such request shall likewise be treated as if it were a transfer.

46.	What amounts to incompetence on the part of a person is a matter to be determined by the court having regard to all the relevant evidence and the circumstances of the case.
REDUCTION OR INCREASE IN AUTHORISED CAPITAL OR CAPITAL
47.	The Company may by an ordinary resolution of members amend the Memorandum to increase or reduce its authorized capital and in connection therewith the Company may in respect of any unissued shares increase or reduce the number of such shares, increase or reduce the par value of any such shares or effect any combination of the foregoing.

48.	The Company may by an ordinary resolution of members amend the Memorandum to
(a)	divide the shares, including issued shares, of a class or series into a larger number of shares of the same class or series; or

(b)	combine the shares, including issued shares, of a class or series into a smaller number of shares of the same class or series.
provided, however, that where shares are divided or combined under (a) or (b) of this Regulation, the aggregate par value of the new shares must be equal to the aggregate par value of the original shares.
49.	The capital of the Company may by an ordinary resolution of members be increased by transferring an amount of the surplus of the Company to capital.

50.	Subject to the provisions of the two next succeeding Regulations, the capital of the Company may by ordinary resolution of members be reduced by transferring an amount of the capital of the Company to surplus.

51.	No reduction of capital shall be effected that reduces the capital of the Company to an amount that immediately after the reduction is less than the aggregate par value of all outstanding shares with par value and all shares with par value held by the Company as treasury shares and the aggregate of the amounts designated as capital of all outstanding shares without par value and all shares without par value held by the Company as treasury shares that are entitled to a preference, if any, in the assets of the Company upon liquidation of the Company.

52.	No reduction of capital shall be effected unless the directors determine that immediately after the reduction the Company will be able to satisfy its liabilities as they become due in the ordinary course of its business and that the realizable assets of the Company will not be less than its total liabilities, other than deferred taxes, as shown in the books of the Company and its remaining capital, and, in the absence of fraud, the decision of the directors as to the realizable value of the assets of the Company is conclusive, unless a question of law is involved.

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MEETINGS AND CONSENTS OF MEMBERS
53.	The directors of the Company shall convene an annual meeting of the members of the Company for the election of directors and such other matters as the directors shall propose for consideration. In addition, the directors may convene meetings of the members of the Company at such times and in such manner and places within or outside the British Virgin Islands as the directors consider necessary or desirable.

54.	Upon the written request of members holding 20 percent or more of the outstanding voting shares in the Company the directors shall convene a meeting of members.

55.	The directors shall give not less than 21 days notice of meetings of members to those persons whose names on the date the notice is given appear as members in the share register of the Company and are entitled to vote at the meeting.

56.	The directors may fix the date notice is given of a meeting of members as the record date for determining those shares that are entitled to vote at the meeting.

57.	A meeting of members may be called on short notice:
(a)	if members holding not less than 80 percent of the total number of shares entitled to vote on all matters to be considered at the meeting, or 80 votes of each class or series of shares where members are entitled to vote thereof as a class or series together with not less than a 80 percent majority of the remaining votes, have agreed to short notice of the meeting, or

(b)	if all members holding shares entitled to vote on all or any matters to be considered at the meeting have waived notice of the meeting and for this purpose presence at the meeting shall be deemed to constitute waiver.
58.	A member may be represented at a meeting of members by a proxy who may speak and vote on behalf of the member.

59.	The instrument appointing a proxy shall be produced at the place appointed for the meeting before the time for holding the meeting at which the person named in such instrument proposes to vote.

60.	An instrument appointing a proxy shall be in substantially the following form or such other form as the Chairman of the meeting shall accept as properly evidencing the wishes of the member appointing the proxy.
(Name of Company)
I/We being a member of the above Company with shares HEREBY APPOINT of or failing him of to be my/our proxy to vote for me/us at the meeting of members to be held on the day of and at any adjournment thereof.

(Any restrictions on voting to be inserted here.)

Signed this day of

Member
61.	The following shall apply in respect of joint ownership of shares:
(a)	if two or more persons hold shares jointly each of them may be present in person or by proxy at a meeting of members an may speak as a member;

(b)	if only one of the joint owners are present in person or by proxy they must vote as one;

(c)	if two or more of the joint owners are present in person or by proxy they must vote as one.
62.	A member shall be deemed to be present at a meeting of members if he participates by telephone or other electronic means and all members participating in the meeting are able to hear each other.

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63.	A meeting of members is duly constituted if, at the commencement of the meeting, there are present in person or by proxy the holders of not less than 33.33 percent of the votes of the shares or class or series of shares entitled to vote on resolutions of members to be considered at the meeting. If a quorum be present, notwithstanding the fact that such quorum may be represented by only one person then such person may resolve any matter and a certificate signed by such person accompanied where such person be a proxy by a copy of the proxy form shall constitute a valid resolution of members.

64.	If within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved; in any other case it shall stand adjourned for one week at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than 33.33 per cent of the votes of the shares or each class or series of shares entitled to vote on the resolutions to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved.

65.	At every meeting of members, the Chairman of the Board of Directors shall preside as Chairman of the meeting. If there is no Chairman of the Board of Directors or if the Chairman of the Board of Directors is not present at the meeting, the members present shall choose some one of their number to be the Chairman. If the members are unable to choose a Chairman for any reason, then the person representing the greatest number of voting shares present in person or by prescribed form of proxy at the meeting shall preside as chairman failing which the oldest individual member or representative of a member present shall take the chair.

66.	The Chairman may, with the consent of the meeting, adjourn any meeting from time to time, and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

67.	At any meeting of the members the Chairman shall be responsible for deciding in such manner as he shall consider appropriate whether any resolution has been carried or not and the result of his decision shall be announced to the meeting and recorded in the minutes thereof. All voting shall be conducted by poll. The result of any voting by poll shall be duly recorded in the minutes of that meeting by the Chairman

68.	Any person other than an individual shall be regarded as one member and subject to the specific provisions hereinafter contained for the appointment of representatives of such persons the right of any individual to speak for or represent such member shall be determined by the law of the jurisdiction where, and by the documents by which, the person is constituted or derives its existence. In case of doubt, the directors may in good faith seek legal advice from any qualified person and unless and until a court of competent jurisdiction shall otherwise rule, the directors may rely and act upon such advice without incurring any liability to any member.

69.	Any person other than an individual which is a member of the Company may by resolution of its directors of other governing body authorize such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company, and the person so authorized shall be entitled to exercise the same power on behalf of the person which he represents as that person could exercise if it were an individual member of the Company.

70.	The Chairman of any meeting at which a vote is cast by proxy or on behalf of any person other than an individual may call for a notarially certified copy of such proxy or authority which shall be produced within 7 days of being so requested or the votes cast by such proxy or on behalf of such person shall be disregarded.

71.	Directors of the Company may attend and speak at any meeting of members of the Company and at any separate meeting of the holders of any class or series of shares in the Company.

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72.	An action that may be taken by the members at a meeting may also be taken by resolution of members consented to in writing or by telex, telegram, cable or facsimile or without the need for any notice. The consent may be in the form of counterparts, each counterpart being signed by one or more members.

73.	Intentionally deleted.
DIRECTORS
74.	The first directors of the Company shall be appointed by the subscriber to the Memorandum; and thereafter, the directors shall be elected by the members.

75.	The number of directors should be no fewer than two (2).

76.	Each director shall hold office for the term, if any, fixed by resolution of members or until his earlier death, resignation or removal.

77.	A director may be removed from office, with or without cause by a resolution of directors.

78.	A director may resign his office by giving written notice of his resignation to the Company and the resignation shall have effect from the date the notice is received by the Company or from such later date as may be specified in the notice.

79.	The directors may at any time appoint any person to be a director to fill a vacancy in the board of directors, but such appointment shall end at the next annual meeting of members. The directors shall within 7 days of any such appointment give written notice thereof to all members. A vacancy occurs through the death, resignation or removal of a director.

80.	The Company shall keep a register of directors containing
(a)	the names and addresses of the persons who are directors of the Company;

(b)	the date on which each person whose name is entered in the register was appointed as a director of the Company; and

(c)	the date on which each person named as a director ceased to be director of the Company.
81.	A copy thereof shall be kept at the registered office of the Company and the Company shall registered a copy of the register with the Registrar of Companies.

82.	With the prior or subsequent approval by a resolution of members, the directors may subject to the determination of the Compensation Committee, by a resolution of directors, fix the emoluments of directors with respect to services to be rendered in any capacity to the Company.

83.	A director shall not require a share qualification, and may be an individual or a company.

83A.	Notwithstanding any other provisions in the Articles, at each annual meeting of members one-third of the directors for the time being (or, if their number is not a multiple of three, the number nearest to but not more than one-third) shall retire from office by rotation provided that every director shall be subject to retirement at least once every three years.

83B.	A retiring director shall be eligible for re-election and shall continue to act as a director throughout the meeting at which he retires. The directors to retire by rotation shall include any director who wishes to retire and not to offer himself for re-election. Any further directors to retire shall be those of the other directors subject to retirement by rotation who have been longest in office since their last re-election or appointment and so that as between those persons who became or were last elected directors on the same day those to retire shall be determined by lot.

83C.	No person other than a person retiring at the meeting shall unless recommended by the directors for election be eligible for election as a director at a meeting unless a notice signed by a member (other than the person to be proposed) who is qualified to attend at the meeting for which such notice is given of his intention to propose such person for election and also a notice signed by the person to be proposed of his willingness to be elected shall have been lodged at the head office of the Company.

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POWERS OF DIRECTORS
84.	The business and affairs of the Company shall be managed by the directors who may pay all expenses incurred preliminary to and in connection with the formation and registration of the Company and may exercise all such powers of the Company as are not by the Act of by the Memorandum or these Articles required to be exercised by the members of the Company, subject to any delegation of such powers as may be authorized by these Articles and to such requirements as may be prescribed by a resolution of members; but no requirement made by a resolution of members shall prevail if it be inconsistent with these Articles nor shall such requirement invalidate any prior act of the directors which would have been valid if such requirement had not been made.

85.	The directors may, by a resolution of directors, appoint any person, including a person who is a director, to be an officer or agent of the Company. The resolution of directors appointing an agent may authorize the agent to appoint one or more substitutes or delegates to exercise some or all of the powers conferred on the agent by the Company.

86.	Every officer or agent of the Company has such powers and authority of the directors, including the power and authority to affix the Seal, as are set forth in these Articles or in the resolution of directors appointing the officer or agent, except that no officer or agent has any power or authority with respect to the matters requiring a resolution of directors under the Act.

87.	Any director which is a body corporate may appoint any person its duly authorized representative for the purpose of representing it at meetings of the Board of Directors or with respect to unanimous written consents.

88.	The continuing directors may act notwithstanding any vacancy in their body, save that if their number is reduced to their knowledge below the number fixed by or pursuant to these Articles as the necessary quorum for a meeting of directors, the continuing directors or director may act only for the purpose of appointing directors to fill any vacancy that has arisen or summoning a meeting or members.

89.	The directors may by resolution of directors exercise all the powers of the Company to borrow money and to mortgage or charge its undertakings and property on any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

90.	All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for moneys paid to the Company, shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as shall from time to time be determined by resolution of directors.

91.	The Company shall maintain at its registered office a register of mortgages, charges and other encumbrances in which there shall be entered the following particulars regarding each mortgage, charge or other encumbrance:
(a)	the sum secured;

(b)	the assets secured;

(c)	the name and address of the mortgagee, chargee or other encumbrances;

(d)	the date of creation of the mortgage, charge or other encumbrance; and

(e)	the date on which the particulars specified above in respect of the mortgage, charge or other encumbrance are entered in the register.
92.	The Company may further determine by a resolution of directors to register a copy of the register of mortgages, charges or other encumbrances with the Registrar of Companies.
PROCEEDINGS OF DIRECTORS
93.	The directors of the Company may meet at such times and in such manner and places within or outside the British Virgin Islands as the directors may determine to be necessary or desirable.

94.	Subject to Regulation 95, a director may at any time summon a meeting of the directors of the Company.

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95.	A director shall be deemed to be present at a meeting of directors if he participates by telephone or other electronic means and all directors participating in the meeting are able to hear each other.

96.	A director shall be given not less than 7 days notice of meetings of directors, but a meeting of directors held without 7 days notice having been given to all directors shall be valid if all the directors entitled to vote at the meeting who do not attend, waive notice of the meeting and for this purpose, the presence of a director at a meeting shall constitute waiver on his part.

97.	A director may by a written instrument appoint an alternate who need not be a director and an alternate is entitled to attend meetings in the absence of the director who appointed him and to vote or consent in place of the director.

98.	The quorum necessary for the transaction of business at a meeting of the Board of Directors of the Company shall be two third of the members of the Board of Directors of the Company. If within half an hour from the time of the meeting specified in the notice, such a quorum is not present, the meeting shall stand adjourned for one week, to begin on the same day of the following week at the same time and place (notwithstanding that such day is not a day on which the commercial banks in the jurisdiction of the meeting are open for business) and, if at such adjourned meeting, such a quorum is still not present, those Directors present, provided that there are at least two Directors or their proxies are present, shall be deemed a quorum and may transact the business for which the adjourned meeting was originally convened.

99.	At every meeting of the directors, the directors present shall choose some one of their number to be the Chairman of the meeting.

100.	All resolutions of the Board of Directors shall require the approval of at least two-thirds of the Directors.

101.	An action that may be taken by the directors at a meeting may also be taken by a resolution of directors consented to in writing or by telex, telegram, cable or facsimile without the need for any notice. The consent may be in the form of counterparts, each counterpart being signed by one or more directors.

The directors shall cause the following corporate records to be kept:
(a)	minutes of all meetings of directors and members;

(b)	copies of all resolutions consented to by directors and members; and

(c)	such other accounts and records as the directors by resolution of directors consider necessary or desirable in order to reflect the financial position of the Company.
102.	The books, records and minutes shall be kept at the registered office of the Company, its principal place of business or at such other place as the directors determine.
OFFICERS
103.	The Company may by resolution of directors, subject to the recommendations of the Nominating Committee, appoint officers of the Company at such times as shall be considered necessary or expedient. Such officers may consist of a Chairman of the Board of Directors, a Vice Chairman of the Board of Directors, a President and one or more Vice Presidents, Secretaries, Chief Executive Officer and Chief Financial Officer, and such other officers as may from time to time be deemed desirable. Any number of offices may be held by the same person.

104.	The officers shall perform such duties as shall be prescribed at the time of their appointment subject to any modification in such duties as may be prescribed thereafter by resolution of directors or resolution of members, but in the absence of any specific allocation of duties it shall be the responsibility of the President to manage the day to day affairs of the Company, the Vice Presidents to at in order of seniority in the absence of the President but otherwise to perform such duties as may be delegated to them by the President, the Secretaries to maintain the share register, minutes books and records (other than financial records) of the Company and to ensure compliance with all procedural requirements ensure compliance with all procedural requirements imposed on the Company by applicable law, and the Chief Financial Officer to be responsible for the financial affairs of the Company.

Annex 6.1
105.	The emoluments of all officers shall be fixed by resolution of directors, subject to the recommendations of the Compensation Committee.

106.	The officers of the Company shall hold office until their successors are duly elected and qualified, but any officer elected or appointed by the directors may be removed at any time, with or without cause, by resolution of directors. Any vacancy occurring in any office of the Company may be filled by resolution of directors.
NOMINATING COMMITTEE
106A.	For as long as the shares of the Company remain listed on the NASDAQ exchange, the directors shall establish and maintain a Nominating Committee of the Board of Directors, the composition and responsibilities of which shall comply with the NASDAQ listing standards and rules and regulations of the United States Securities and Exchange Commission.

106B.	(1) The directors shall adopt a formal written Nominating Committee charter and review and assess the adequacy of the formal written charter on an annual basis.

(2) The Nominating Committee shall meet as frequently as necessary to carry out its responsibilities under the Nominating Committee charter.
106C.	The purpose of the Nominating Committee is to assist the Board of Directors in its oversight of the following: (a) identification of individuals qualified to become Board members, (b) recommendation to the Board of Directors of candidates to fill Board vacancies and newly-created director positions, (c) recommendation as to whether incumbent directors should be nominated for re-election to the Board upon the expiration of their terms, and (d) overseeing of the evaluation of the Board’s performance.
COMPENSATION COMMITTEE
106D.	For as long as the shares of the Company remain listed on NASDAQ, the directors shall establish and maintain a Compensation Committee of the Board of Directors, the composition and responsibilities of which shall comply with the NASDAQ listing standards and rules and regulations of the United States Securities and Exchange Commission.
106E.	(1) The directors shall adopt a formal written Compensation Committee charter and review and assess the adequacy of the formal written charter on an annual basis.

(2) The Compensation Committee shall meet as frequently as necessary to carry out its responsibilities under the Compensation Committee charter.
106F.	The purpose of the Compensation Committee is to assist the Board of Directors in its oversight of the following: (i) establishment and administration of the Company’s policies, programs and procedures for compensating its senior management and Board of Directors; (ii) recommendation to the Board of Directors, for the Board’s determination, as to suitable compensation for the Chief Executive Officer and all other executive officers of the Company; and (iii) production of a report on executive compensation for inclusion in the Company’s proxy statement for its annual meeting of members in accordance with applicable rules and regulations.
CONFLICT OF INTERESTS
107.	No agreement or transaction between the Company and one or more of its directors or any person in which any director has a financial interest or to whom any director is related, including as a director of that other person, is void or voidable for this reason only or by reason only that the director is present at the meeting of directors or at the meeting of the committee of directors that approves that agreement or transaction or that the vote or consent of the director is counted for that purpose if the material facts of the interest of each director in the agreement or transaction and his interest in or relationship to any other party to the agreement or transaction are disclosed in good faith or are known by the other directors and are approved by all the other directors of the Company.

108.	Director who has an interest in any particular business to be considered at a meeting of directors or members may be counted for purposes of determining whether the meeting is duly constituted.

Annex 6.1
INDEMNIFICATION
109.	Subject to the limitations hereinafter provided the Company may indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who
(a)	is or was party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director, an office or a liquidator of the Company; or

(b)	is or was, at the request of the Company, serving as a director, officer or liquidator of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise.
110.	The Company may only indemnify a person if the person acted honestly and in good faith with a view to the best interests of the Company and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful.

111.	The decision of the directors as to whether the person acted honestly and in good faith and with a view to the best interests of the Company and as to whether the person had no reasonable cause to believe that his conduct was unlawful, is, in the absence of fraud, sufficient for the purposes of these Articles, unless a question of law is involved.

112.	The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle presager does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the Company or that the person had reasonable cause to believe that his conduct was unlawful.

113.	If a person to be indemnified has been successful in defence of any proceedings referred to above the person is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the person in connection with the proceedings.

114.	The Company may purchase and maintain insurance in relation to any person who is or was a director, an officer or a liquidator of the Company, or who at the request of the Company is or was serving as a director, an officer or a liquidator of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the Company has or would have had the power to indemnify the person against the liability as provided in these Articles.
SEAL
115.	The Company may have more than one Seal and references herein to the Seal shall be references to every Seal which shall have been duly adopted by resolution of directors. The directors shall provide for the safe custody of the Seal and for an imprint thereof to be kept at the Registered office. Except as otherwise expressly provided herein the Seal when affixed to any written instrument shall be witnessed and attested to by the signature of a director or any other person so authorised from time to time by resolution of directors. Such authorisation may be before or after the seal is affixed may be general or specific and may refer to any number of sealings. The Directors may provide for a facsimile of the Seal and of the signature of any director or authorised person which may be reproduced by printing or other means on any instrument and it shall have the same force and validity as if the Seal had been affixed to such instrument and the same had been signed as herein before described.
DIVIDENDS
116.	The Company may by a resolution of directors declare and pay dividends in money, shares, or other property, but dividends shall only be declared and paid out of surplus. In the event that dividends are paid in specie the directors shall have responsibility for establishing and recording in the resolution of directors authorizing the dividends, a fair and proper value for the assets to be so distributed.

117.	The directors may from time to time pay to the members such interim dividends as appear to the directors to be justified by the profits of the Company.

Annex 6.1
118.	The directors may, before declaring any dividend, set aside out of the profits of the Company such sum as they think proper as a reserve fund, and may invest the sum so set apart as reserve fund upon such securities as they may select.

119.	No dividend shall be declared and paid unless the directors determine that immediately after the payment of the dividend the Company will be able to satisfy its liabilities as they become due in the ordinary course of its business and the realizable value of the assets of the Company will not be less than the sum of its total liabilities, other than deferred taxes, as shown in its books of account, and its capital. In the absence of fraud, the decision of the directors as to the realizable value of the assets of the Company is conclusive, unless a question of law is involved.

120.	Notice of any dividend that may have been declared shall be given to each member in manner hereinafter mentioned and all dividends unclaimed for 3 years after having been declared may be forfeited by resolution of directors for the benefit of the Company.

121.	No dividend shall bear interest as against the Company and no dividend shall be paid on treasury shares or shares held by another company of which the Company holds, directly or indirectly, shares having more than 50 percent of the vote in electing directors.

122.	A share issued as dividend by the Company shall be treated for all purposes as having been issued for money equal to the surplus that is transferred to capital upon the issue of the share.

123.	In the case of a dividend of authorized but unissued shares without par value, an amount equal to the aggregate par value of the shares shall be transferred from surplus to capital at the time of the distribution.

124.	In the case of a dividend of authorized but unissued shares without par value, the amount designated by the directors shall be transferred from surplus to capital at the time of the distribution, except that the directors must designate as capital an amount that is at least equal to the amount that the shares are entitled to as a preference, if any, in the assets of the Company upon liquidation of the Company.

125.	A division of the issued and outstanding shares of a class or series of shares into a larger number of shares of the same class or series having a proportionately smaller par value does not constitute a dividend of shares.
ACCOUNTS AND AUDIT
126A.	The directors shall cause to be prepared annual financial statements consisting of statement of profit and loss, balance sheet, statements of cash flows and statements of changes in equity, giving a true and fair view of the results, financial condition, cash flows and changes in members’ equity as of and for the period ended on the balance sheet date. The directors may also cause such financial statements to be prepared for such other periods as they may determine. For so long as the shares of the Company are listed on NASDAQ or another national securities exchange, the directors shall ensure that the financial statements are fairly presented in accordance with generally accepted accounting principles in the United States in effect from time to time.

126B.	The directors shall ensure that the Company maintains an adequate system of internal controls over financial reporting. For so long as the shares of the Company are listed on NASDAQ or another national securities exchange, the directors shall endeavor to ensure that the system of internal controls complies with applicable NASDAQ listing standards, applicable laws and the rules and regulations of the United States Securities and Exchange Commission.

127.	The directors shall cause the annual financial statements to be audited by independent auditors. For so long as the shares of the Company are listed on NASDAQ or another national securities exchange, the directors shall ensure that the auditors comply with standards of independence established by the United States Securities and Exchange Commission and the Public Company Accounting Oversight Board.

128.	The first auditors shall be appointed by resolution of directors; subsequent auditors shall be appointed by an ordinary resolution of members.

129.	The independent registered accounting firm shall not be members of the Company.

Annex 6.1
130.	The remuneration of the independent registered accounting firm of the Company:
(a)	in the case of independent registered accounting firm appointed by the directors, may be fixed by resolution of directors;

(b)	subject to the foregoing, shall be fixed by resolution of members or in such manner as the Company may by resolution of members determine.
131.	The independent registered accounting firm shall examine the financial statements required to be served on every member of the Company or laid before a meeting of the members of the Company and shall state in a written report whether or not:
(a)	in their opinion the the financial statements give a true and fair view of the results, financial condition, cash flows and changes in members’ equity as of and for the period ended on the balance sheet date, and

(b)	all the information and explanations required by the independent registered accounting firm have been obtained.
132.	The report of the independent registered accounting firm shall be annexed to the accounts and shall be read at the meeting of members at which the accounts are laid before the Company or shall be served on the members.

133.	Every independent registered accounting firm of the Company shall have a right of access at all times to the books of account and vouchers of the Company, and shall be entitled to require from the directors and officers of the Company such information and explanations as he thinks necessary for the performance of the duties of the auditors.

134.	The independent registered accounting firm of the Company shall be entitled to receive notice of, and to attend any meetings of members of the Company at which the Company’s financial statements are to be presented.
AUDIT COMMITTEE
134A.	As long as the shares of the Company remain listed on NASDAQ, the directors shall establish and maintain an Audit Committee of the Board of Directors, the composition and responsibilities of which shall comply with the NASDAQ listing standards and rules and regulations of the United States Securities and Exchange Commission.
134B.	(1) The directors shall adopt a formal written audit committee charter and review and assess the adequacy of the formal written charter on an annual basis.

(2) The Audit Committee shall meet at least two times every financial year, and may call special meetings as required.
134C.	The purpose of the Committee is to assist the Board of Directors in its oversight of (a) the integrity of the Company’s financial statements; (b) the Company’s compliance with legal and regulatory requirements; (c) the qualifications and independence of the independent registered accounting firm appointed by the Company; and (d) the performance of the independent registered accounting firm and of the Company’s internal audit function.
NOTICES
135.	Any notice, information or written statement to be given by the Company to members may be served in the case of members holding registered shares in any way by which it can reasonably be expected to reach each member or by mail addressed to each member at the address shown in the share register.

136.	Any summons, notice, order, document, process, information or written statement to be served on the Company may be served by leaving it, or by sending it by registered mail addressed to the Company, at its registered office, or by leaving it with, or by sending it by registered mail to, the registered agent of the Company.

Annex 6.1
137.	Service of any summons, notice, order, document, process, information or written statement to be served on the Company may be proved by showing that the summons, notice, order, document, process, information or written statement was delivered to the registered office or the registered agent of the Company or that it was mailed in such time as to admit to its being delivered to the registered office or the registered agent of the Company in the normal course of delivery within the period prescribed for service and was correctly addressed and the postage was prepaid.
PENSION AND SUPERANNUATION FUNDS
138.	The directors may establish and maintain or procure the establishment and maintenance of any non-contributory or contributory pension or superannuation funds for the benefit of, and give or procure the giving of donations, gratuities, pensions, allowances or emoluments, to any persons who are or were at any time in the employment or service of the Company or any company which is a subsidiary of the Company or is allied to or associated with the Company or with any such subsidiary, or who are or were at any time directors or offices of the Company or of any such other company as aforesaid or who hold or held any salaried employment or office in the Company or such other company, or any persons in whose welfare the Company or any such other company as aforesaid is or has been at any time interested, and to the wives, widows, families and dependents of any such person, and may make payments for or towards the insurance of any such person as aforesaid, and may do any of the matters aforesaid either alone or in conjunction with any such other company as aforesaid. Subject always to the proposal being approved by resolution of members, a director holding any such employment, or office shall be entitled to participate in and retain for his own benefit any such donation, gratuity, pension allowance or emolument.
VOLUNTARY WINDING UP AND DISSOLUTION
139.	The Company may voluntarily commence to wind up and dissolve by an ordinary resolution of members but if the Company has never issued shares it may voluntarily commence to wind up and dissolve by resolution of directors.
CONTINUATION
140.	The Company may by resolution of members or by a resolution passed unanimously by all directors of the Company continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands in the manner provided under those laws.
We, HWR SERVICES LIMITED, of P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands for purpose of incorporating an International Business Company under the laws of the British Virgin Islands hereby subscribe our name to this Articles of Association the 1st day of June, 1995.

SUBSCRIBER	HWR SERVICES LIMITED

(Sd.) E.T.POWELL
Authorised Signatory

In the presence of: WITNESS

(Sd.) Fandy Tsoi
9/F Ruttonjee House
11 Duddell Street, Central
Hong Kong
Administrative Assistant

Annex 7
Introduction on Friedman LLP
     Friedman LLP is a medium-sized firm which has more than eighty years history in the United States, with offices established in New York City, Uniondale, Long Islands and East Hanover, New Jersey.
     Friedman LLP is ranked #20 among Grain’s Top 25 New York Area Accounting Firms and in the top 50 firms nationally by Public Accounting Report, Accounting Today and Inside Public Accounting.
     Friedman LLP is also a member of the DFK International, an association of accounting firms across the United States and around the world. On-site resources can be drawn when additional expertise in out-of-state or foreign locations is needed.
     In addition to being a Public Company Accounting Oversight Board (PCAOB) registered firm, Friedman LLP also participate in the AICPA external quality review program and had obtained unqualified report in the peer review performed in December 2003.
     Additional information of Friedman LLP can be obtained through visiting their website at http://www.friedmanllp.com.